

# concentrix™

# 2024

## Annual Report &
## Proxy Statement

# About Concentrix

## Globally recognized market leader driving revenue growth and free cash flow











Diversified portfolio of integrated intelligent business solutions

Partner of choice for thousands of clients across sectors

Proven leadership team with a history of innovation and value creation



"We will continue to challenge the status quo and seek new ways to innovate and drive value for our 2,000 clients who rely on Concentrix every day to power a world that works."

**Chris Caldwell**
President and CEO
Concentrix Corporation









GENERATIVE AI
PRODUCT OF THE
YEAR
2024
GLOBEE AWARDS
2024
GLOBEE AWARDS GOLD WINNER
CUSTOMER EXCELLENCE
MERIT AWARDS
TECHNOLOGY
Software and Apps
Concentrix
GOLD
70th ANNUAL
FORTUNE
500
2024



February 13, 2025

Concentrix Shareholders,

Thank you for your trust in Concentrix. In 2024 we demonstrated the agility of our teams and the durability of our business model as we grew our market share, invested in the future, reduced our debt, and returned more than $220 million to shareholders.

Most importantly, we evolved our business to take advantage of what clients want – fewer providers that can do more, invest more, and that have the global scale and technology capabilities to meet their needs.

In doing so, we believe we enter 2025 in a position of remarkable strength, with a proven technology-led, global delivery model rooted in the fundamentals of our business strategy to:

1) Be the partner of choice for thousands of clients who seek innovation, growth, and operational excellence;

2) Expand our service offerings to increase value for our clients and grow our share of wallet;

3) Extend our relationships with technology partners to build joint propositions; and

4) Develop and deliver differentiated Gen AI solutions that improve our clients' outcomes.

While we are disappointed with our share price in 2024, our management team is confident that as we execute our multi-year growth strategy and remain committed to our culture of excellence, over time our public valuation will align with the strength of our business and the value of our market leadership.

I am proud of our business achievements in 2024 and am excited by our growth opportunities as we continue to execute our strategy for 2025 and beyond.

## TRANSFORMING OUR BUSINESS, DELIVERING RESULTS

Looking back on 2024, we achieved a number of important milestones for the Company.

The year was marked by a muted economic environment amidst a seismic shift in client needs and expectations for AI adoption. As we have done throughout our history, we seized this opportunity to elevate our business by creating new growth opportunities for Concentrix while delivering essential innovation and value to our clients.

Today we are confident that we have one of the larger deployments of AI technology at scale in the world, with Generative AI ("GenAI") deployed across approximately 1,000 clients, 200,000 desktops in our own operations, and across tens of thousands of autonomous digital workers around the globe.

As we executed our AI strategy, we also delivered strong financial results. We generated revenue of $9.6 billion in 2024, marking constant currency pro forma revenue growth of 2.7%, at the top end of our initial guidance range and well ahead of many peers in the IT and business services sector. Our non-GAAP operating income was $1.3 billion or 13.7% of revenue, and our adjusted EBITDA was $1.6 billion or 16.2% of revenue for the fiscal year. For the full year 2024, we generated $475 million in adjusted free cash flow.[1]

We continued to be disciplined capital allocators, using our strong free cash flow to repurchase $136 million or approximately 2.2 million shares of our common stock, representing more than



3% of our total shares outstanding. We also paid $84 million in dividends and reduced our debt by approximately $209 million during the year.

## EXTENDING OUR GLOBAL SCALE EXCELLENCE, INNOVATING FOR THE FUTURE

Our financial achievements in 2024 were underpinned by our strong operational performance as we continued our journey of global scale leadership and excellence.

During the year we successfully integrated Webhelp across all areas of our business while exceeding our stated synergy goals for the combination. Importantly, we aligned our culture around one company one team, ensuring we deliver global scale consistency and local relevance and expertise for every client in every location around the globe. The Webhelp integration is now largely complete with ongoing net synergy benefits expected through 2025 and beyond.

We continue to make prudent investments in the business that we believe will allow us to drive growth and margin expansion in the future. In 2024 we formed our new software products organization with strong leadership, enhanced our AI tools and technologies, and expanded our relationships with our technology partners. Building on our decade-long leadership in AI, we have expanded our capabilities and driven new levels of innovation by leading our clients through their AI journey, from designing and building their operations, to deploying automation to reduce low-complexity transactions, to enhancing their internal productivity. By doing so, we have proven our ability to reduce our clients' total costs while unlocking new sources of revenue to propel our growth.

We embarked on a new market opportunity for Concentrix by productizing and commercializing the powerful AI tools and technologies we use internally. Late in the year, we released iX Hello, an enterprise-grade virtual assistant powered by GenAI, with more features, functionality, and Intelligent Experience (iX) applications expected to follow throughout 2025.

## EXPANDING OUR MARKET, POWERING OUR CLIENTS' SUCCESS

We continue to broaden our client relationships through a diversified set of service offerings. In 2024 we secured a company record number of transformative wins, bringing together our expertise in business strategy, digital implementation, and customer experience to outperform our competition in these pursuits and bring new value to our clients.

Today we have more than 2,000 clients, including more than 155 of the Fortune Global 500. We enjoy high revenue retention rates of approximately 99%, reflecting the prominence of our services and the benefits of a technology-led operational model. Our top 25 clients, which are all leading global brands, have an average tenure of over 16 years. Our revenue with these top clients continues to grow faster than the rest of our business as we introduce ancillary and complementary solutions to increase our share, while automating and innovating on their behalf.

We are executing our strategy to transform and evolve our business and expand our market across broader business and technology services. Nearly $1 billion of our revenue in 2024 was derived from new Concentrix solutions that didn't exist at scale in our business 24 months ago – solutions such as data annotation, data modeling and analytics, B2B sales enablement, AI design and deployment, cybersecurity, financial crimes and compliance, and our own commercially available software products. Additionally, our IT services offerings allow us to provide a full suite of design, build, and run capabilities to address the evolving needs of our clients.

As we have grown our business across a wider spectrum of services, we have also proactively reduced the percentage of our business related to low complexity transactions from 13% three years ago to 7% today. And we expect to continue to reduce this percentage further in fiscal 2025.



In sum, in 2024 we did what we said we would. We expanded our offerings in adjacent solutions and digital IT services to position Concentrix as a leader in integrated business solutions. We accelerated our market leadership position by expanding our global-scale delivery and driving new client innovation through GenAI leadership. And we delivered strong financial results while enhancing shareholder value.

## CHALLENGING THE STATUS QUO, ACCELERATING GROWTH

We are confident we have built the right platform to accelerate our growth and leadership and remain steadfast in our commitment to visibility, velocity, and value.

In 2025, we believe we will continue to deliver shareholder value by:

1) Growing our revenue, earnings and free cash flow by providing trusted, intelligent business solutions that power our clients' success;

2) Expanding our share repurchase program above prior year's level;

3) Reducing our debt and maintaining investment grade principles; and

4) Supporting our dividend, which we have increased each year since inception.

These priorities are reflected in our executive long-term incentive compensation program for 2025, which includes a focus on driving earnings per share growth and significant total shareholder return to align with the interests and expectations of our long-term investors.

At the same time, we will continue to challenge the status quo and seek new ways to innovate and drive value for our 2,000 clients who rely on Concentrix every day to power a world that works. We win when our clients win.

As we look forward to the years ahead, I am excited about where we are on our journey. I thank our dedicated game-changers for their tenacity, hard work, and commitment to excellence and innovation. I also thank our clients for their trust, our talented Board of Directors for their support and mentorship, and you, our stockholders, for your continued confidence in Concentrix.

Sincerely,

Chris Caldwell

President & CEO

Concentrix Corporation

*[1] Pro forma constant currency revenue growth, non-GAAP operating income, adjusted EBITDA, and adjusted free cash flow are non-GAAP financial measures. See pages 38-41 and 46 of the accompanying Annual Report on Form 10-K and our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2025, for more information, including reconciliations to the most directly comparable GAAP measures.*



*This letter to stockholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding revenue growth, margin expansion, profitability, free cash flow, cost synergies, the benefits of our investments, outperformance, future business opportunities, the potential benefits associated with use of our GenAI and other products, the future growth and success of our capabilities and products portfolio and our strategy. Forward-looking statements are inherently uncertain and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information concerning risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements can be found in the Note Regarding Forward-Looking Statements and the Risk Factors section of the accompanying Annual Report on Form 10-K. We assume no obligation to update any forward-looking statements contained in this letter.*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

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# FORM 10-K

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☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
**For the fiscal year ended November 30, 2024**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
**For the transition period from _____ to _____**

**Commission File Number: 001-39494**

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# CONCENTRIX CORPORATION

(Exact name of registrant as specified in its charter)

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| **Delaware** | **27-1605762** |
|:---:|:---:|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| **39899 Balentine Drive, Suite 235, Newark, California** | **94560** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

(Registrant's telephone number, including area code): **(800) 747-0583**

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Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class** | **Trading Symbol(s)** | **Name of each exchange on which registered** |
|:---:|:---:|:---:|
| Common Stock, par value $0.0001 per share | CNXC | The Nasdaq Stock Market LLC |

Securities registered pursuant to Section 12(g) of the Act: None

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.     Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).     Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer     ☒          Accelerated filer     ☐          Non-accelerated filer     ☐          Smaller reporting company     ☐     Emerging growth company          ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).     Yes ☐    No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $3,362,722,615, computed by reference to the closing sale price of the common stock on the Nasdaq Stock Market LLC on May 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter.

As of January 17, 2025, there were 64,398,533 shares of common stock issued and outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K incorporate by reference portions of the Registrant's definitive proxy statement relating to its 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") where indicated. The 2025 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

# Table of Contents

## Note Regarding Forward-Looking Statements

*Unless otherwise indicated or except where the context otherwise requires, the terms "Concentrix," "the Company," "we," "us" and "our" and other similar terms in this Annual Report on Form 10-K refer to Concentrix Corporation and its subsidiaries.*

*This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, but are not limited to, statements regarding our expected future financial condition and growth, cash flows, results of operations, effective tax rate, leverage, liquidity, business strategy, competitive position, demand and market acceptance for our services and products portfolio, seasonality of our business, international operations, the potential benefits associated with use of the Company's technology and services, acquisition opportunities and the anticipated impact of acquisitions, capital allocation and dividends, growth opportunities, spending, capital expenditures and investments, debt repayment, competition and market forecasts, industry trends, our human capital resources and sustainability initiatives, and statements that include words such as believe, expect, may, will, provide, could, should, and other similar expressions. These forward-looking statements are inherently uncertain and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things: risks related to general economic conditions, including consumer demand, interest rates, inflation, supply chains, and the effects of the conflicts in Ukraine and Gaza; cyberattacks on our or our clients' networks and information technology systems; uncertainty around, and disruption from, new and emerging technologies, including the adoption and utilization of artificial intelligence ("AI") and generative AI; the failure of our staff and contractors to adhere to our and our clients' controls and processes; the inability to protect personal and proprietary information; the effects of communicable diseases or other public health crises, natural disasters, and adverse weather conditions; geopolitical, economic and climate- or weather-related risks in regions with a significant concentration of our operations; the ability to successfully execute our strategy; competitive conditions in our industry and consolidation of our competitors; variability in demand by our clients or the early termination of our client contracts; the level of business activity of our clients and the market acceptance and performance of their products and services; the demand for end-to-end solutions and technology; damage to our reputation through the actions or inactions of third parties; changes in law, regulations or regulatory guidance; the operability of our communication services and information technology systems and networks; risks related to our ability to realize estimated cost savings, synergies, or other anticipated benefits of our combination with Webhelp within the expected timeframe; the loss of key personnel or the inability to attract and retain staff with the skills and expertise needed for our business; increases in the cost of labor; the inability to successfully identify, complete, and integrate strategic acquisitions or investments; higher than expected tax liabilities; currency exchange rate fluctuations; investigative or legal actions; and other risks that are described under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. We do not intend to update forward-looking statements, which speak only as of the date hereof, unless otherwise required by law.*

*Concentrix, Webhelp, and all Concentrix company, product, and services word and design marks and slogans are trademarks or registered trademarks of Concentrix Corporation and its subsidiaries. Other names and marks are the property of their respective owners. All rights reserved.*

## ITEM 1. BUSINESS

### Our Company

We are a global technology and services leader that powers exceptional brand experiences and digital operations for more than 2,000 clients across the globe. We design, build, and run fully integrated, end-to-end solutions — including customer experience ("CX") process optimization, technology innovation and design engineering, front- and back-office automation, analytics, and business transformation services — for clients in five primary industry verticals. Our solutions help our clients drive deep understanding, full lifecycle engagement, and differentiated customer experiences for their brands.

We strive to deliver exceptional services globally, supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise. Our differentiated portfolio of solutions supports Fortune Global 500 and new economy companies across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, including voice, chat, email, generative AI ("GenAI")-powered self-service, social media, asynchronous messaging, and other custom applications.

We offer our clients integrated solutions to support the entirety of their customer lifecycles, transform their businesses, and solve business challenges:

- CX and user experience ("UX") strategy and design;

- digital operations, including B2B sales, performance marketing, customer loyalty, trust and safety, collections, and financial compliance;

- data analytics, enterprise intelligence, and actionable insights; and

- innovative new approaches to enhancing the customer experience through the latest technological advancements in our industry.

Through our end-to-end capabilities, we believe we deliver better economic outcomes for our clients with solutions designed to meet their unique needs as they navigate a landscape characterized by discerning consumers and new market entrants.

We have strong relationships with global brands and are a partner of choice for industry leaders, including more than 155 Fortune Global 500 clients as of November 30, 2024. We believe in deepening and broadening our support of clients over the long term to build enduring relationships, and we prioritize the pursuit of clients in verticals characterized by high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry. Our average client tenure for our top 30 clients is more than 16 years. Our strategic verticals include technology and consumer electronics, retail, travel and e-commerce, banking, financial services and insurance, healthcare, communications and media, and other. Our clients include:

- 9 of the top 10 tech and consumer electronics companies

- 7 of the top 10 fintech companies

- 2 of the top 5 retail and e-commerce companies

- 8 of the top 10 European banks

- 6 of the top 10 U.S. banks

- 5 of the top 5 U.S. health insurance companies

- 3 of the top 5 global healthcare companies

- 8 of the top 10 global automotive companies

Through our technology-infused solutions, our clients benefit from having a single partner that can deliver integrated solutions at scale, enabling them to address the entirety of the customer journey, from acquisition to support to renewal. Our end-to-end capabilities and broad service offerings help our clients acquire, retain, and improve the lifetime value of their customer relationships while optimizing their back-office processes.

We combine global consistency with local expertise, enhancing the end user experience for our clients' customers through services rendered by a team of approximately 450,000 employees and staff, which we refer to as game-changers, across approximately 485 locations in 75 countries and six continents in the languages that are relevant to our clients and their customers.

### *Strategic Growth*

We have a long history of growth through strategic acquisitions, including:

- Our September 2023 acquisition of the Webhelp business ("Webhelp"), a leading provider of CX solutions, including sales, marketing, and payment services, with significant operations and client relationships in Europe, Latin America, and Africa;

- Our July 2022 acquisition of ServiceSource International, Inc. ("ServiceSource"), a global outsourced go-to-market services provider that delivered business-to-business ("B2B") digital sales and customer success solutions;

- Our December 2021 acquisition of PK, a leading CX design engineering company that created pioneering experiences to accelerate digital outcomes for their clients' customers, partners and staff; and

- Our October 2018 acquisition of Convergys Corporation, a customer experience outsourcing company that added scale, diversified our revenue base, and expanded our service delivery capabilities.\

Our strategic acquisitions have strengthened our position as a global technology and services leader by expanding our scale in the digital IT services market and creating one of the most robust, well-balanced global footprints in the industry. Our disciplined approach to growth has strengthened our value proposition for our clients by broadening our offering of artificial intelligence ("AI") solutions, digital capabilities, and high-value services.

We trace our roots to 2004 when SYNNEX Corporation, now known as TD SYNNEX Corporation ("TD SYNNEX"), acquired BSA Sales, Inc., a company with 20 employees focused on helping clients through outsourced sales and marketing services. In 2006, TD SYNNEX combined New York-based Concentrix with BSA Sales under the Concentrix name, with the goal of bringing technology and innovation into businesses to help clients reimagine and design the next generation of experiences. Concentrix Corporation was incorporated in Delaware in December 2009. In December 2020, Concentrix was separated from TD SYNNEX through a tax-free distribution of all of the issued and outstanding shares of our common stock to TD SYNNEX stockholders (such separation and distribution, the "spin-off"). As a result of the spin-off, we became an independent public company and our common stock commenced trading on the Nasdaq Stock Market ("Nasdaq") under the symbol "CNXC" on December 1, 2020.

### Our Solutions and Technology

Through our strategy, talent, and technology, we are fully equipped to design, build, and run solutions that help our clients enhance their customers' experience and improve business performance. Our solutions encompass our core service offering of Customer Lifecycle Management, as well as complementary areas, including Strategy and Design, Data and Analytics, and Enterprise Technology. Through our integrated solutions offering, we assist our clients in acquiring, supporting and renewing customers, leveraging customer feedback and insights to constantly improve business performance, and identifying and implementing customer-facing and back-office process improvements. We help our clients by creating tools that their customers and employees love to use, enabling better customer interactions through real-time sentiment analysis, and integrating multiple customer interactions and touchpoints into one-stop smart mobile applications.

In September 2024, we announced the release of iX Hello™, the first commercially available product in our Intelligent Experience ("IX") suite of products. iX Hello is an enterprise-grade GenAI-powered self-service application that is designed to accelerate productivity across multiple business functions by enabling users to create customizable virtual assistants that can integrate with leading large language models as well as internal data sources.

iX Hello is capable of researching the latest online information, translating text in over 90 languages, analyzing files, images, and data, transcribing voice and meeting notes, and creating training materials, documentation, and reports, among other applications.

***Customer Lifecycle Management.*** We deliver integrated solutions and services that address the entirety of the customer lifecycle, support business transformations, and solve business challenges. We offer our clients the means to acquire, support, and renew customers across all channels while minimizing attrition and increasing customer lifetime value. Our Customer Lifecycle Management solutions include services such as customer care, sales support, digital marketing, technical support, digital self-service, content moderation, creative design and content production, and back-office services. Customer Lifecycle Management represents our core service offering and a significant majority of the services we provide.

In addition to our Customer Lifecycle Management services, we also provide complementary services that are provided to clients as integrated solutions with our core service offering, including:

- ***Strategy and Design***.  We strive to help our clients reimagine what great is by using human-centered design and tech-enabled innovation to design next-generation solutions that exceed our clients' expectations. Our Strategy and Design solutions include business transformation consulting, digital experience design, and digital innovation. Through these services, we promote a more rapid integration of digital and enabling technologies, providing transformational business services to our clients.

- ***Data and Analytics***.  We use technology and innovative domain-specific solutions to assist our clients in maximizing the value of their data by evaluating and using enterprise data to drive business decisions and integrating the insights gained from the analysis of enterprise data into business processes. Our Data and Analytics services include data and analytics transformation, data engineering, advanced analytics, enterprise intelligence, operational insights, and voice of the customer ("VOC") solutions.

- ***Enterprise Technology.*** Utilizing our deep knowledge of our clients' businesses, industries, and enterprise technology, we partner with our clients to evaluate, adopt, and enhance their use of technology. Our game-changers: advise clients on their technology strategy and roadmap; develop personalized customer journey experiences; design, build, and run enterprise-wide applications, such as self-service AI bots; accelerate development cycles with quality assurance and testing services; and reinforce cybersecurity through managed security services.

## Our Market Opportunity

Our clients must transform and continually evolve their systems in response to increased competition and to meet the demands of consumers and employees. To meet these growing demands, our clients are looking to large solutions and technology providers, such as Concentrix, to automate their systems and provide professional support to address complexities beyond the scope of automation. We are a leader in next-generation CX technology and a trusted partner to leading global brands, driven by a focus on innovation, which we believe will increase our total addressable market as we grow across new and existing markets.

We offer a unique combination of technology and services and deliver our solutions globally at scale. Our suite of integrated solutions include: digital transformation services that design and engineer CX solutions to enable efficient customer self-service and build customer loyalty; customer engagement solutions and services that address the entirety of the customer lifecycle; AI technology that can intelligently act on customer intent to improve customer experience with non-human engagement; self-service GenAI assistants that can be customized to fit a myriad of use cases from data analysis to language translations to internal chatbots; VOC solutions to gather and analyze customer feedback to foster loyalty to, and growth with, clients; analytics and consulting solutions that synthesize data and provide professional insight to improve clients' customer experience strategies; specialized support to specific industry verticals, including collections, know-your-customer, and financial crime and compliance; and back-office services that support clients in non-customer facing areas.

### Industry Trends

- ***Technological Innovation***.  Emerging technology is driving change within our industry and shaping the demands of our clients. Advancements in areas such as digital services, GenAI, and machine learning

("ML") are further changing our markets and our clients' markets while opening new avenues for growth and opportunities for us to better serve our clients. These technologies provide clients the opportunity to interact more effectively with their customers and employees and improve experiences by automating processes, optimizing customer journeys to reach faster solutions, enabling personalized engagement across multiple platforms, and focusing human engagement on the most complex interactions.

- *Importance of Customer Experience.* We believe customer experience is a strategic imperative for enterprises today. Data, analytics, and digital solutions have reshaped the ways enterprises interact with their customers and internal stakeholders. As a result, enterprises are modernizing how they manage the customer experience across all channels of communication. The market has evolved from customer relationship management solutions that act as a cost cutting measure toward end-to-end management solutions that create value throughout the entire customer lifecycle at an appropriate cost.

- *Empowered Consumers and Users.* Modern consumers are discerning and have come to expect a high level of care and responsiveness from their service providers. Old paradigms have shifted as increasingly competitive markets, easily accessible crowd-sourced information, and self-service GenAI solutions have empowered consumers to unprecedented levels. As consumers demand more and have an increasing number of alternatives, companies must differentiate on how they manage their customer relationships. This shift is driving the market toward consumer-centric solutions that reduce customer churn and promote brand loyalty.

- *Mission Critical Nature of Cybersecurity.* Technological innovation coupled with the proliferation of smart devices and mobile connectivity is generating sensitive data at scale. At the same time, the avenues for access have become numerous, and an increasing number of malicious actors are becoming more sophisticated and active. Data security is paramount in an environment where external intrusion, improper access, or carelessness can compromise customers and businesses. Businesses require scalable, industry-leading data protection and security to avoid reputational and operational risks in an environment characterized by the threats and benefits of free-flowing information.

- *Evolving Role of People.* The skill set required of customer-facing employees is shifting as enterprises continue to place increased importance on CX and automation of lower complexity contacts continues. Contacts in the voice and chat channels are increasingly complex and driving a trend of longer customer engagements, requiring individuals to have a more robust skill set. However, the transition of lower complexity support to online and self-support options, driven by heavy automation and the increased use of new technologies, reduces volumes in the voice channel. Despite growth in digital channels, we expect the human element will continue to be important in our industry, as focus shifts from routine service to "last-mile" support requiring human-touch to deliver a stronger customer experience. In our view, attracting and retaining skilled talent that can adapt to the evolving focus of customer engagements requires a diverse and inclusive workplace that supports staff wellness.

- *Enterprise Preferences Driving Vendor Consolidation.* Enterprises have become increasingly global. As their scope of business increases, enterprises require partners that can serve their needs by rapidly deploying solutions and new technology consistently across multiple geographies and channels. Enterprises therefore prefer vendors with scale and end-to-end capabilities and a deep knowledge of their business and industry that can be a one-stop shop and are consolidating existing relationships to vendors with scale to achieve their business objectives and pursue cost savings.

- *Market Fragmentation Driving Industry Consolidation.* We operate in a fragmented marketplace characterized by numerous vendors offering a variety of services across different levels of the value chain. Our competitive landscape of solutions providers includes core CX solutions, adjacent markets like consulting and design, business process services, and data and analytics, and digital IT services. Market share across this competitive landscape is highly dispersed with thousands of vendors participating in different portions of the market and no single provider or small number of providers holding a significant share of the total addressable market. As client preferences continue to evolve in line with enterprise preferences, we anticipate that the market will undergo further consolidation.

- ***Legacy Solutions Have Many Limitations***.  As executives look to successfully navigate digital transformation and manage their customers' experience across a wider variety of channels, unsophisticated providers and solutions often fail to meet customers' needs. Currently there is a limited set of providers with end-to-end, global offerings of scale in the marketplace. The fragmentation of the market and, for many industries, high regulatory hurdles create additional complexity as most providers are small, niche, or local players. These issues are compounded by a lack of sufficient investment in cybersecurity, creating exposure to regulatory, reputational, and operational risks. These pain points, coupled with the prevalence of providers offering legacy solutions that fail to address the demands of the modern consumer, create an opportunity for large-scale, global end-to-end solutions providers.

**Our Competitive Strengths**

We believe the following strengths differentiate us from our competitors and provide us with a competitive advantage:

- ***Market Leader with a Differentiated Brand and Value Proposition***:  We strive to have a compelling brand and reputation as a leading provider of solutions and technology that shape the customer experience. We have a differentiated combination of global scale, local reach, technological expertise, end-to-end solution capabilities and full lifecycle services, and we are also an industry leader in cybersecurity best practices. We are widely recognized as a leading provider of CX solutions and technology, garnering industry attention via 176 industry awards in fiscal year 2024. Third-party researchers have also taken note of our leading global practice with Everest Group Research distinguishing us as a leader for the 9th consecutive year in 2024, recognizing our GenAI platforms for improving CX and operational efficiency.

- ***Strong Relationships with a Growing and Diversified Client Base***:  We partner with more than 2,000 clients worldwide. Leading global companies, including more than 155 Fortune Global 500 brands, rely upon our solutions and technology. We serve a wide variety of clients, extending across numerous verticals. Our end-to-end capabilities and global scale have enabled us to build long-lasting relationships with our largest clients spanning more than 16 years on average. Our commitment to our clients is our primary focus and has generated numerous accolades to date, including 53 client awards in fiscal year 2024.

- ***Extensive Global Presence***:  We operate globally in 75 countries across six continents with the ability to conduct business in those locations in the languages that are relevant to our clients and their customers. We believe we are well-positioned to serve the largest global brands in nearly every market in which they operate. Our global footprint includes a strong presence in emerging markets such as India, Brazil, Egypt, Türkiye, China, South Africa, Vietnam, Indonesia and Thailand, which provides an opportunity to grow with our clients in these regions. Our ability to create value for our clients across a global delivery platform has enabled us to be a partner of choice.

- ***Continued Investment in Technology***:  We believe that our focus on innovation and our investment in technology enables us to maximize value for our clients and differentiates us from our competitors. We have provided technology-infused CX solutions for nearly two decades. We have been at the forefront of developing CX solutions and technology that improve the customer experience and will continue to strive for this in the future. We have been a leader in our industry in advancements such as conversational virtual assistants, multichannel and augmented CRM, predictive analytics, emotion analytics, cognitive learning, AI, and GenAI and enjoy a first mover advantage. In September 2024, we introduced our iX suite of technology with the release of iX Hello, a GenAI-powered platform for creating virtual assistants. By proactively introducing technological innovation to our clients, we deepen our relations and are often rewarded with opportunities to expand our engagements and secure additional sources of revenue.

  Despite our focus on investing in technology, due to our size, scale, and the regular implementation of our technology-infused solutions, historically, our costs of developing, maintaining, and integrating new technologies were not material on a stand-alone basis. In fiscal year 2024, we increased our investment in technology to approximately 1% of revenue, including expenses related to the development of our new iX suite of technology, as well as pilot programs for clients related to the use of GenAI. We expect this level of investment will decrease over time.

- *Corporate Culture Committed to Our Clients' Success*:  Our unified team allows us to deliver consistent and exceptional results. As of November 30, 2024, our team consisted of approximately 450,000 game-changers globally. We enjoy high staff engagement because of a strong company culture that champions our people and is committed to creating game-changing brand experiences for our clients and their customers. We promote integrity and collaboration, strive for diversity and inclusion in the workplace, and emphasize the wellness and mental health of our game-changers. We believe this supportive environment reinforces the commitment of our team, empowers our game-changers to make an impact on our global community, and drives better customer experiences and improved outcomes for our clients.

- *Demonstrated History of Strategic Acquisitions*:  We have acquired and integrated more than 20 companies since our inception. We have a demonstrated ability to complete scale acquisitions, as well as revive underutilized assets and maximize their value, which we believe allows us to explore a broader scope of opportunities than our peers. In fiscal year 2023, we completed our combination with Webhelp, which significantly expanded our geographic footprint in Europe, Latin America, and Africa, and expanded the breadth and global reach of our higher-value services and digital capabilities. In fiscal year 2022, we acquired PK, which expanded our scale in the digital IT services market and supported our growth strategy of investing in digital transformation to deliver exceptional customer experiences, and ServiceSource, which complemented our B2B digital sales and customer success solutions.

- *Experienced Management Team*:  Our passionate and committed management team with a deep understanding of our clients' needs and significant experience in our industry, with our senior leadership team having an average of more than 30 years of experience. Through our acquisitions we have benefited from the addition of management talent, who have contributed valuable new perspectives and insights. Under our tenured management team, we have grown our revenue from $1.1 billion in fiscal year 2014 to $9.6 billion in fiscal year 2024, while delivering strong profitability.

## Our Growth Strategy

The key elements to our growth strategy are:

- *Expand and Deepen Relationships with Existing Clients*:  We have a well-established track record of cross-selling and offering additional solutions and premium services to sustain and grow our relationships with our existing clients. We believe our global offerings and scale, efficiency, and technology generates incremental value for our clients with each process we manage, naturally driving our customers to spend more with us. Our focus on technological innovation, our deep understanding of our clients' businesses, and our responsiveness to our clients' needs position us for continued growth with our clients beyond traditional CX support.

- *Relentlessly Innovate and Develop Technology Services and Solutions*:  We have developed innovative solutions for our clients, and we are focused on investing in technology. Investment in technology and digital transformation can enable more effective engagement with customers and improve the customer and user experience through increased automation, optimize customer journeys to reach faster solutions, enable personalized engagement across multiple platforms, and focus human engagement on the most complex interactions. For these reasons, we believe investments in disruptive technologies, applications, and services, including GenAI, will continue to be instrumental in driving better value for our clients and, over time, result in increased profitability.

- *Further Expand into Adjacent Markets*:  Our marketplace continues to expand, and we see significant opportunity for growth across adjacent markets. We believe we are a unique global provider of technology and services that can power our clients' brand experiences and digital operations at scale. We expect to continue to provide our clients with a fully integrated offering that includes strategy and design, data and analytics, and enterprise technology. We have strengthened our presence in adjacent markets through recent acquisitions, including PK in fiscal year 2022 and Webhelp in fiscal year 2023, and through significant investments across emerging technologies, including the launch of our iX suite of AI and GenAI products in 2024. As our industry evolves, we will continue to invest in new technologies and faster growing markets to further sustain long-term growth.

- ***Selectively Pursue Strategic Acquisitions***:  We have made targeted acquisitions to increase our technology expertise, enter new verticals and geographies, and increase our scale, including our acquisitions of the IBM Customer Care Business, Convergys Corporation, PK, ServiceSource, and Webhelp. Our market remains highly fragmented and we believe that our acquisition strategy enhances and augments our growth avenues. We intend to continue to evaluate and pursue complementary, value enhancing acquisitions.

- ***Invest in Emerging Markets***:  We have invested in delivery operations in emerging, high-growth markets such as India, Brazil, Egypt Türkiye, China, South Africa, Vietnam, Indonesia, and Thailand. We expect to continue to strategically invest in similar markets to be well-positioned to grow with our clients in the regions and countries where they are growing and cost-effectively serve global brands in multiple time zones.

## Our Clients

In fiscal year 2024, we served more than 2,000 clients across various verticals and geographies. Our strategic verticals include: technology and consumer electronics; retail, travel and e-commerce; banking; financial services and insurance; healthcare; communications and media; and other. We focus on developing long-term, strategic relationships with clients in verticals with certain characteristics, such as high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry.

## Sales and Marketing

We market our services through a sales force organized by industry vertical and geography. Our efforts may begin in response to our lead generation program, a perceived opportunity, a reference by an existing client, a request for proposal or otherwise. The length of our sales cycle varies depending on the type of services work as well as whether there is an existing relationship with the client.

We have designated client partners or global relationship managers for each of our strategic relationships. The relationship manager is supported by process improvement, quality, transition, finance, human resources, information technology, and industry or subject matter expert teams to ensure we are offering our best possible solution to clients.

We strive to foster relationships between our senior leadership team and our clients' senior management. These "C-level" relationships ensure that both parties are focused on establishing priorities, aligning objectives, and driving client value from the top down. High-level executive relationships have been particularly constructive as a means of increasing business from our existing clients. It also provides us with a forum for addressing client concerns. We constantly measure our client satisfaction levels to ensure that we maintain high service levels for each client.

## Our Operations

We have global delivery capabilities that allow us to scale our operations with people, technology, and other resources from around the world, including language fluency, proximity to clients, and time-zone advantages. A critical component of this capability is our approximately 485 locations in 75 countries across six continents. Our service delivery centers improve the efficiency of our engagement teams through the reuse of processes, solution designs, and infrastructure by leveraging the experience of delivery center professionals. Services are provided from these global locations to customers worldwide in multiple languages. These services are supported by proprietary and third-party technologies to enable efficient and secure contacts through various channels including voice, chat, web, email, social media and other digital platforms, including automated bots, RPA, AI and GenAI.

Our delivery and data centers are subject to annual certifications and attestation audits that include Payment Card Industry Data Security Standard (PCI DSS) version 4.0.1, ISO 27001:2022, ISO 22301:2019,  and SOC 2 Type II. Our risk-based independent assurance requirements, as well as client requirements, help define the scope of these certification and attestation audits. Twenty-eight of our delivery centers around the world are certified to the COPC (Customer Operation Performance Center) Outsource Service Provider standard. For our healthcare clients, we have achieved HITRUST Common Security Framework (CSF) 11.2.0 certification. We also maintain a Level 3 CMMI version 1.3 certification for services and development for our major technology development centers globally. For IT service management (ITIL standard), we have more than 100 delivery centers that are ISO/IEC 20000-1:2018 certified.

We operate a globally distributed data processing environment that can seamlessly connect and integrate our service delivery centers with our data centers and points of presence with multiple resilient circuits. Our technologically advanced and secured data centers provide availability 24 hours a day, 365 days a year, with redundant equipment, power and communication feeds and emergency power back-up, and are designed to withstand most natural disasters. We maintain a 24x7 security monitoring and alert function to guard against and respond to the threat of malicious actors.

We also have the capability to provide services for our clients through our utilization of remote staff. We support secure remote work environments through digital tools and technology that authenticate the remote advisor, restrict unauthorized personnel and devices, and alert of attempts to circumvent control. More than 20% of our global team currently works remotely.

The capacity of our data center and service delivery center operations, our nimble approach to remote staff, and the scalability of our customer management solutions enable us to meet the dynamic and challenging needs of large-scale and rapidly growing companies. By leveraging our scale and efficiencies across our common system platforms, we can provide rapid client-specific enhancements and modifications at competitive costs, which positions us as a value-added provider of technology and services.

**International Operations**

In fiscal year 2024, approximately 88% of our revenue was generated by our non-U.S. operations. A key element in our business strategy has been to locate our service delivery centers in markets that are strategic to our client requirements and cost beneficial. We have operations in 75 countries across six continents, with a significant presence in the Philippines and India.

Sales and cost concentrations in international jurisdictions subject us to various risks, including the impact of changes in the value of foreign currencies relative to the U.S. dollar, which in turn can impact reported revenue and cost of revenue.

See Note 10 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional financial information related to our international and domestic operations.

**Seasonality**

Our revenue and margins fluctuate with the underlying trends in our clients' businesses. As a result, our revenue and margins are typically the highest in our fourth fiscal quarter. However, our results in a particular year may vary based on client transaction volume and macroeconomic factors.

**Information Technology**

We invest in information technology systems, infrastructure, automation and security to enhance workforce management and enhance productivity. Our delivery centers employ a broad range of technology, including advanced network and computing platforms, digital switching, intelligent call routing and tracking, proprietary workforce management systems, case management tools, computer telephony integration, interactive voice response and advanced speech recognition, with multiple layers of embedded security. Our innovative use of technology, including automation, GenAI, and AI, enables us to improve our voice, chat, web and e-mail handling and personnel scheduling, thereby increasing our efficiency and enhancing the quality of the services we deliver to our clients and their customers. We are able to dynamically scale to respond to changes in our clients' business volumes. Additionally, we use technology to analyze information and trends from our clients' customer interactions to support quality of service and improve the customer journey and experience. See Item 1C. Cybersecurity for a discussion of our cybersecurity program.

**Competition**

Our major competitors include core CX solutions competitors, including Foundever Group, TaskUs Inc., Teleperformance S.A., TELUS International, and TTEC Holdings, Inc., other CX solutions competitors that primarily provide complementary services such as consulting and design, IT services, business process services, and data and analytics, including Accenture plc, Capgemini SE, Cognizant Technology Solutions Corporation, ExlService Holdings, Inc., Genpact Limited, HCL Technologies Limited, Infosys Limited, Tata Consultancy

Services, and WNS (Holdings) Limited, and digital IT services competitors, including Endava UK Ltd., EPAM Systems, Inc., Globant S.A., and Thoughtworks Holding, Inc.

In the future, we may face greater competition due to the consolidation of solutions providers. Consolidation activity may result in competitors with greater scale, a broader footprint, or more attractive pricing than ours. In addition, a client or potential client may choose not to outsource its business, by setting up captive outsourcing operations or performing formerly outsourced services for themselves, or may switch CX solutions providers.

**Human Capital Resources**

We are committed to fostering a diverse and inclusive workplace that attracts and retains exceptional talent. Through ongoing staff development, comprehensive compensation and benefits, and a focus on health, safety and staff wellbeing, we strive to help our team in all aspects of their lives so they can do their best work.

As of November 30, 2024, we had approximately 450,000 full-time game-changers, of which approximately 90,000 were based in the Americas, approximately 235,000 were based in Asia-Pacific, and approximately 125,000 were based in EMEA. Except for a small portion of our team in certain countries, generally required by local regulations or brought in through acquisitions, our staff are not represented by labor unions, nor are they covered by collective bargaining agreements.

### *Diversity, Equity, Inclusion and Belonging*

A diverse team, including across backgrounds, genders and gender identities, ethnicities, sexual orientations, and lived experiences, is critical to our success and contributes to a work environment that promotes innovation in our pursuit of game-changing experiences for our clients. We strive to create an inclusive workplace where people can bring their authentic selves to work. Our game-changers are encouraged to leverage their personal strengths and experiences to continually innovate and contribute to the development of new ideas and process improvements that drive better customer experiences and improved outcomes for our clients. Our commitment to these principles is set out in our Human Rights Policy, our Diversity, Equity, Inclusion and Belonging Policy, and our Code of Ethical Business Conduct, which require all of our game-changers to adhere to our dedication to an inclusive work environment that fosters respect for all of our team members.

Our commitment to diversity and inclusion starts with our highly skilled and diverse board of directors and senior leadership team. Half of the members of our board of directors and more than 40% of our senior leadership team are women, and 20% of our board members are ethnic minorities. Our team also supports nine staff resource groups, including LGBTQ+, persons with disabilities, women, women in tech, military veterans, and black professionals, to promote a diverse and inclusive workplace. Our Chief Executive Officer, Chris Caldwell, has been named one of the best CEOs for Women and one of the best CEOs for Diversity multiple times by Comparably, a workplace culture and compensation website, and in 2024, Comparably recognized Concentrix management as one of the top leadership teams.

### *Pay Equity and Total Rewards*

People should be paid for what they do and how they do it, regardless of their gender, race, or other characteristics. To deliver on that commitment, we benchmark and set pay ranges based on market data and consider factors such as a game-changer's role and experience, the location of their job, and their performance. We also review our compensation practices, both in terms of our overall workforce and individual game-changers, to ensure our pay is fair and equitable. We have reviewed the compensation of our game-changers to ensure consistent pay practices by conducting a gender pay equity analysis comparing staff in the same role within a country or location.

We require a uniquely talented workforce and are committed to providing total rewards that are market-competitive and performance based, driving innovation and operational excellence. Our compensation programs, practices, and policies reflect our commitment to reward short- and long-term performance that aligns with and drives long-term stockholder value. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on tenure, skills, proficiency, and performance to attract and retain key talent.

### *Game-Changer Engagement*

We pride ourselves on championing our people. Our company culture emphasizes the satisfaction and well-being of our game-changers and a diverse, engaged team. We regularly solicit the opinion and views of our game-changers through a staff satisfaction survey, the results of which inform key initiatives to support engagement and foster retention. The global participation rate for our most recent staff satisfaction survey in 2024 was approximately 84.0%, and our overall positive engagement rating (game-changers that gave a satisfaction score of 4 or 5) was approximately 79.4%. In 2024, we were honored with the number one spot on the Inspiring Workplaces Group's Global Top 100 Inspiring Workplaces, which recognizes the most forward-thinking and people-first organizations in the world.

### *Training and Development*

Human capital development underpins our efforts to execute our strategy and continue to deliver exceptional services globally. We invest in staff career growth and provide game-changers with a wide range of development opportunities, including face-to-face, virtual, social and self-directed learning, mentoring, coaching, and external development. Front-line staff receive continual feedback and reinforcement from supervisors who provide coaching, often in real time, so that staff can more readily apply their training to assist our clients and their customers. In addition, our game-changers have access to more than 43,000 online courses and 1,080 learning paths through Concentrix University, our virtual learning platform, to develop skills specific to their current roles and promote ongoing career growth.

### *Health, Safety and Wellness*

The physical health, financial stability, life balance, and mental health of our team is vital to our success. We sponsor a wellness program designed to enhance physical, financial, and mental well-being for all of our game-changers. Throughout the year, we encourage healthy behaviors through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives. We also provide access to Modern Health, a mental health and wellness benefit that offers one-on-one coaching, therapy, live and on-demand group sessions, meditations and programs, and other resources to our game-changers and their dependents. We take an integrated approach to helping our staff manage their work and personal responsibilities, with a strong focus on mental health.

## Sustainability

We have a responsibility to improve the lives of our people and the health of our planet. Since we became a public company, we have maintained an Environmental, Social and Governance ("ESG") program with direction and oversight from our board of directors. Following our combination with Webhelp, our updated ESG program seeks to use our global reach and the strength of our team of approximately 450,000 game-changers to create significant and sustainable improvements in five impact areas:

- Our Planet: We are contributing toward a more sustainable planet by reducing our impact and by protecting and restoring the planet as we progress toward our goal of becoming net zero by 2050;

- Our Game-changers: We elevate our game-changers' experience by developing an inclusive and supportive workplace that prioritizes people's wellbeing, personal growth, diversity, equity, inclusion and belonging;

- Building Trust: We build and foster trust by acting with integrity in everything we do. Always.

- Innovation and Tech: We promote innovation and tech for good and drive positive change through creative solutions that address societal and environmental challenges; and

- Our Communities: We empower and give back to our communities by strengthening and building resilient communities everywhere we operate, and by supporting the causes our game-changers are most passionate about.

We publish an annual Sustainability Report that outlines our long-term ESG goals and how these commitments align with the Sustainable Development Goals established by the United Nations, and updates stakeholders on our progress toward these goals.

**Available Information**

Our website is www.concentrix.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing or furnishing these reports with the Securities and Exchange Commission (the "SEC"). Our Sustainability Report is also available on our website. Information contained on our website is not a part of this Annual Report on Form 10-K.

The SEC maintains a website at www.sec.gov that contains our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and our proxy and information statements.

## ITEM 1A. RISK FACTORS

*This section discusses the most significant factors that could affect our business, results of operations and financial condition. You should carefully consider the following risks and the other information contained in this Annual Report on Form 10-K in evaluating our company and our common stock. If any of the risks discussed below occur, our business, financial condition, results of operations, or liquidity could be materially adversely affected and, as a result, the trading price of our common stock could decline. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also harm our business, results of operations, or financial condition.*

*We have grouped these risk factors into three categories:*

- *risks related to our business and the industry in which we operate;*

- *risks related to our capital structure; and*

- *risks related to ownership of our common stock.*

**Risks Related to Our Business and Industry**

**Historically, our revenue and operating results have fluctuated and we anticipate that in the future they will continue to fluctuate, which could adversely affect the enterprise value of our Company and the trading value of our common stock.**

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

- global macroeconomic conditions, including: economic slowdowns or recessions, consumer demand, interest rate and currency rate fluctuations, inflation and supply chain disruptions; public health crises, political or social unrest, and military conflicts, including the conflicts in Ukraine and Gaza, and their impact on the global economy; international trade negotiations, such as between the U.S. and China and between China and India; U.S. federal government budget disruptions; and market volatility, including as a result of political leadership in certain countries;

- the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve and the market acceptance and performance of their products and services;

- the demand for the end-to-end solutions, technology, and services we provide, as well as other competitive conditions in our industry; and

- the impact of the business acquisitions and dispositions we make, as well as consolidation of our competitors or clients.

Although we attempt to control our expense levels, our expenses are based, in part, on anticipated revenue. We may be unable to reduce spending in a timely manner to compensate for an unexpected decrease in revenue. Our future operating results may be below our expectations or those of our public market analysts or investors, which would likely cause the trading price of our common stock to decline.

**Cyberattacks or the improper disclosure or control of personal or confidential information could result in liability and harm our reputation, which could adversely affect our business.**

Our business is heavily dependent upon information technology networks and systems. Internal or external attacks on our networks and systems or those of our clients or vendors, including through phishing, password attacks, and ransomware, other malware, or the increased use of emerging AI technologies, could significantly disrupt our operations and impede our ability to provide critical solutions and services to our clients and their customers, subjecting us to liability under our contracts and damaging our reputation. Cybercriminals, including those supported by nation states, political activists, and organized crime, are well organized and increasingly sophisticated, and we expect they will continue to seek out and attempt to exploit vulnerabilities in our and our clients' networks and systems.

We represent our clients in certain critical operations of their business processes such as sales, marketing, and customer support and manage large volumes of customer information and confidential data. As a result, our business involves the use, storage, and transmission of information about not only our staff, but also our clients and the customers of our clients. While we take measures to protect the security of, and prevent unauthorized access to, our networks and systems and personal and proprietary information, the security controls for our networks and systems, as well as other security practices we follow, may not prevent improper access to, or disclosure of, personally identifiable or proprietary information. If we fail to adhere to or successfully implement effective internal controls and other processes, technology, and training to protect our networks and systems and the information that we store, our clients experience disruptions in their systems or operations, or the confidentiality of data is compromised by a malicious actor, our client relationships may suffer, and we may face negative publicity, significant remediation costs, and possible legal or regulatory action.

Any failure in protecting networks, systems or information could result in legal liability, monetary penalties, or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

**When our staff or contractors fail to adhere to the controls and processes we and our clients have established, we may be subject to financial liability or our client relationships or reputation may suffer.**

We depend on our staff and contractors to deliver our services to our clients and adhere to the controls and processes we and our clients have established. Although we believe our controls are effective and we require all staff to be trained in their responsibilities under our Code of Ethical Business Conduct, with a team of approximately 450,000, we cannot prevent all misconduct. When any of our staff or contractors negligently disregards or intentionally breaches our or our client's established controls or processes, whether acting alone or in collusion with other internal or external parties, we could be subject to monetary damages, fines, or criminal prosecution. Unauthorized disclosure of sensitive or confidential information of our clients or our clients' customers or financial loss by our clients or our clients' customers as a result of our staff's negligence, fraud, misappropriation, or unauthorized access to or through our information systems or those we develop for clients could result in negative publicity, loss of clients, legal liability, and damage to our reputation, business, results of operations, and financial condition.

**Uncertainty around, and disruption from, new and emerging technologies, including the increased adoption and utilization of GenAI, may result in risks and challenges that could impact our business.**

We have and will continue to utilize new and emerging technologies, including AI and GenAI, in our solutions and services. As with many innovations, AI and GenAI present risks and challenges that could significantly disrupt our business model. As these technologies evolve, some lower complexity services currently performed by our game-changers may be replaced by tools deployed by clients. If we do not execute on our technology strategy effectively, including with respect to AI and GenAI, this could result in loss of revenue and reduced margins.

Our success depends, in part, on our ability to continue to acquire, develop, and implement solutions that meet the evolving needs of our clients. The rapid evolution of AI and GenAI technologies requires us to expend resources to develop, test, and implement solutions that utilize AI and GenAI effectively, which has and may continue to lead us to incur significant expense to maintain a competitive advantage within the industry. We will also be required to attract, motivate, and retain top professionals with the skills necessary to execute our strategy relating to AI, GenAI and other emerging technologies. If we do not employ new technologies, including AI and GenAI, as quickly or efficiently as our competitors, if our competitors develop more cost-effective or client-preferred technologies, it could have a material adverse effect on our ability to win and retain business from clients, which would adversely affect our business.

As we expand our services, products, and solutions into new areas, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such new areas, which may negatively affect our reputation and demand for our services and solutions. The regulatory landscape surrounding AI and GenAI technologies is evolving, and the ways in which these technologies will be regulated by governmental authorities, self-regulatory institutions, or other regulatory authorities remains uncertain and may be inconsistent from jurisdiction to jurisdiction. Several jurisdictions in which we operate are considering or have proposed or enacted legislation and policies regulating AI and non-personal data, such as the European Union's AI Act and the U.S.'s Executive Order on AI. Such regulations may result in significant operational costs to modify, maintain, or align our business practices, or constrain our ability to develop, deploy, or maintain these technologies.

**Our industry is subject to intense competition and dynamic changes in business model, which in turn could cause our operations to suffer.**

The CX solutions industry and other adjacent markets we operate in are highly competitive, highly fragmented, and subject to rapid change. We believe that the principal competitive factors in the markets in which we operate are breadth and depth of process and domain expertise, service quality, ability to tailor specific solutions to the needs of clients and their customers, the ability to attract, train, and retain qualified staff, cybersecurity infrastructure, compliance rigor, global delivery capabilities, pricing, and marketing and sales capabilities. We compete for business with a variety of companies, including in-house operations of existing and potential clients. If our clients place more focus in this area or utilize new or emerging technologies to internalize these operations, the size of the available market for third-party service providers like us could reduce significantly. Similarly, if competitors offer their services at lower prices to gain market share or provide services that gain greater market acceptance than the services we offer or develop, the demand for our services may decrease. Specialized providers or new entrants can enter markets by developing new products, systems, or services that could impact our business. The opportunity for new entrants in our industry may expand as digital engagement and offerings increase in importance. New competitors, new strategies by existing competitors or clients, and consolidation among clients or competitors could result in significant market share gain by our competitors, which could have an adverse effect on our revenue.

Some emerging technologies, including AI, GenAI, RPA, ML, VOC, IVR, and IoT, may cause an adverse shift in the way certain of our existing business operations are conducted, including by replacing or supplementing human contacts with automated or self-service options, or by decreasing the size of the available market. We may be unsuccessful at anticipating or responding to new developments on a timely and cost-effective basis, and our use of technology may differ from accepted practices in the marketplace. Certain of our solutions may require lengthy and complex implementations that can be subject to changing client preferences and continuing changes in technology, which can increase costs or adversely affect our business.

**Economic downturns, geopolitical tensions, communicable diseases or any other public health crises, and natural disasters could adversely affect our business, results of operations, and financial condition.**

We could be negatively impacted by factors that are outside of our control, including economic downturns, geopolitical tensions, the widespread outbreak of communicable diseases or other public health crises, and natural disasters. General global economic downturns and macroeconomic trends, including heightened inflation, capital market volatility, interest rate and currency rate fluctuations, and an economic slowdown or recession, may result in unfavorable conditions that could negatively affect our clients' businesses, and, as a result, impact demand for our products and services and our potential for growth. An economic slowdown or recession may also negatively impact the wellbeing of our game-changers and increase the risk of staff misconduct or fraud. Geopolitical tensions and acts of violence or war or other international conflicts may also negatively impact the global financial markets and could lead to or exacerbate an economic slowdown or recession. Even if we do not have operations in countries where such conflicts are taking place, the effect on supply chains, the demand for our clients' products and services or other broader impacts of the conflict could result in a decline in our revenue, supply shortages or delays, particularly of technological equipment, and increased costs.

Outbreaks of communicable diseases, including variants of COVID-19, may negatively affect our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame.  The extent of such future impact is unknown and would depend on many factors, all of which are uncertain and cannot be predicted.

We also have substantial operations in countries, most notably the Philippines, India, Brazil, Egypt, Türkiye, and Colombia that have experienced severe natural events, such as typhoons, mudslides, droughts, wildfires, earthquakes, and floods, in the recent past. Any natural disaster or extreme weather event in a region where we have operations could severely disrupt the lives of our game-changers and lead to service interruptions, increase our operating costs, or reduce the quality level of services that we are able to provide. Weather patterns are  becoming more volatile, and extreme weather events may become more frequent or widespread as a result of the effects of climate change. Our business continuity, crisis management, and disaster recovery plans and our business interruption insurance may not provide sufficient recovery to compensate for losses that we may incur.

An extended disruption to the global economy or business operations caused by global macroeconomic trends, geopolitical tensions or war, communicable diseases or other public health crises, natural disasters, or a regional disruption in an area in which we have significant operations, could materially affect our business, our results of operations, our access to sources of liquidity, the carrying value of our goodwill and intangible assets, and our financial condition.

**Our delivery center activities are located around the world, which may expose us to business risks and disrupt our operations.**

Our operations are based on a global delivery model with client services provided from delivery centers in 75 countries, with a significant concentration of our workforce located in the Philippines, India, Brazil, Egypt, Türkiye, Colombia, Malaysia, Morocco, China, and the United Kingdom. A significant geo-political event in any of the countries in which we operate could disrupt our operations and expose us to risk. Operating globally subjects us to risks in the countries in which we do business, which may include political and economic instability, armed conflicts, domestic or foreign terrorism, foreign currency volatility, the time and expense required to comply with different laws and regulations, challenges with hiring and retaining adequate staff, inflation, longer payment cycles or difficulties in collecting accounts receivable, and seasonal reductions in business activity.

Socio-economic situations that are specific to the Philippines, India, Brazil, Egypt, Türkiye, Colombia, Malaysia, Morocco, China, and the United Kingdom can severely disrupt our operations and impact our ability to fulfill our contractual obligations to our clients. If these countries experience natural disasters, extreme weather events or political unrest, our staff's ability to work may be disrupted, our IT and communication infrastructure may be at risk and the client processes that we manage may be adversely affected. We may also continue to expand our operations internationally to respond to competitive pressure and client and market requirements, which could increase these risks. If we are unable to manage the risks associated with our international operations and expanding such operations, our business could be adversely affected, and our revenue and earnings could decrease.

**The inability to successfully execute on our strategy and deliver value for our clients could harm our client relationships and reputation, which in turn could adversely affect our revenue and our results of operations.**

Our strategy focuses on being a leading global technology and services provider that powers our clients' brand experiences and digital operations. Our success depends, in part, on our ability to continue to acquire, develop, and implement products, services, and solutions that anticipate and respond to rapid and continuing changes in technology and offerings to serve the evolving needs of our clients and their customers. We continue to invest in technology and in our digital capabilities to pursue this strategy. If we are unable to successfully deliver to our clients the differentiated combination of solutions, products, and services that we believe we offer, or our solutions do not achieve the desired outcomes, our client relationships and reputation may suffer, which could result in a loss of business with existing clients and hinder our ability to engage new clients. We may also incur significant expenses in an effort to keep pace with clients' preferences for technology or to gain a competitive advantage through technological expertise or new technologies. If we cannot offer new technologies as quickly or efficiently as our competitors, our competitors develop more cost-effective or client-preferred technologies, or market acceptance and adoption of our technologies is less than anticipated, it could have a material adverse effect on our ability to obtain and complete client engagements, which could adversely affect our business.

**We are subject to uncertainties and rapid variability in demand by our clients, and our client contracts include provisions such as termination for convenience, which could cause fluctuations in our revenue and adversely affect our operating results.**

Our revenue depends, in large part, on the volumes, geographic locations, and types of services demanded. The demand for our services can be affected by events outside of our control, including consolidation among our clients, changing marketplace trends, financial challenges faced by our clients, and fluctuations in the use of our clients' products and services. Our solutions can also be provided in different geographies and through different service channels. While we have the capability to provide multi-channel services in countries across the globe, changes in the types of services utilized and the geographic locations where the services are provided can impact our revenue and profitability. There can be no assurance that the current demand for our services will continue or grow, that organizations will not elect to perform such services in-house, or that clients will not elect to move services to lower-cost or lower-margin geographies or customer contact channels.

Our client contracts typically include provisions that, if triggered, could impact our profitability. For example, many of our contracts may be terminated with limited notice for any reason and, to the extent our clients terminate these contracts, we could experience unexpected fluctuations in our revenue and operating results from period to period. Additionally, some contracts have performance-related bonus or penalty provisions, whereby we receive a bonus if we satisfy certain performance levels or pay a penalty for failing to do so. Such performance-related conditions are based on metrics that measure customer satisfaction and the quality, quantity, and efficiency of our handling of the client's customer interactions across multiple channels. Generally, performance-related bonus or penalty provisions account for less than 1% of our annual revenue in the aggregate. However, whether we receive a bonus or are required to pay a penalty varies with our performance and may cause fluctuations in our financial results. In addition, our clients may not guarantee a minimum volume; however, we hire staff based on anticipated volumes.

If we fail to anticipate volumes correctly, our operations and financial results may suffer. A reduction of volumes, loss of clients, payment of penalties, failure to receive performance-related bonuses, or inability to terminate any unprofitable contracts could have an adverse impact on our results of operations and financial condition.

**We depend on a limited number of clients for a significant portion of our revenue, and the loss of business from one or more of these clients could adversely affect our results of operations.**

Our five largest clients collectively represented approximately 18% of our revenue in fiscal year 2024. This client concentration increases the risk of quarterly fluctuations in our operating results, depending on the seasonal pattern of our top clients' businesses. In addition, our top clients could make greater demands on us with regard to pricing and contractual terms in general.

At any given time, we typically have multiple master service agreements or statements of work with our largest clients. Clients may have the right to terminate such agreements for convenience or may have risk tolerances that limit how much business they retain with a single service provider. While we do not expect all master service agreements and statements of work to terminate at the same time, the loss of significant agreements with one of our largest clients could adversely affect our business, results of operations and financial condition if the lost revenue is not replaced with profitable revenue from that client or other clients.

We often carry significant accounts receivable balances from a limited number of clients that generate a large portion of our revenue. For example, approximately 21% of our accounts receivable balance as of November 30, 2024 was attributable to five clients. A client may become unable or unwilling to timely pay its balance due to a general economic slowdown, economic weakness in its industry, or the financial insolvency of its business. While we closely monitor our accounts receivable balances, a client's financial inability or unwillingness, for any reason, to pay a large accounts receivable balance or many clients' inability or unwillingness to pay accounts receivable balances that are large in the aggregate would adversely impact our income and cash flow.

**Our operations, reputation, and results of operations may be damaged through the actions, inactions, or vulnerabilities of third parties.**

We depend on a variety of third parties to enable us to deliver services to our clients, including communications services providers, information technology systems and network providers, electric and other utility providers, transportation providers, and recruiting firms. Although we believe we have a rigorous procurement process to evaluate our vendors and service providers, we depend on these third parties to maintain the confidentiality, availability, and integrity of the products and services they provide. These third parties can damage our reputation or cause financial loss through cybersecurity or data privacy breaches, inadequate information technology infrastructure, insufficient or defective updates to software, non-conformance to servicing standards, or financial distress that disrupts business operations.

Moreover, with a significant reliance on remote staff, we depend on the communications and other service providers necessary for our staff to perform their work from our facilities and their homes. Power or communications failures could interrupt the operations of our facilities or the ability of our staff to work remotely. Natural disasters, severe weather events, or labor disputes that disrupt transportation services could limit the ability of our staff to reach our facilities or increase the cost of transportation services that we procure for our staff in certain countries. Any prolonged disruption in the operations of our facilities or the ability of our remote staff to deliver services to our clients and their customers, whether due to technical difficulties, power failures, threats to homes or health, or any other reason, could cause service interruptions or reduce the quality level of services that we provide and harm our operating results.

**Our business is subject to many regulatory requirements, and changes in current regulations or their interpretation and enforcement, or the adoption of new regulations, could significantly increase our cost of doing business.**

Our business is subject to many laws and regulatory requirements in the United States and the other countries and jurisdictions in which we operate, covering matters that include but are not limited to: data privacy; labor matters, including immigration and equal employment opportunity ("EEO") compliance; the Foreign Corrupt Practices Act and other anti-corruption and anti-money laundering laws; taxation; securities and insider trading; healthcare, including HIPAA compliance; banking; outsourcing; consumer protection, including the method and timing of placing outbound telephone calls and the recording or monitoring of telephone calls; collections activities; insurance claims administration; gaming licensing; money transmission; internal and disclosure control obligations; governmental affairs; and trade restrictions, sanctions and tariffs.

Many of these regulations, including those related to data privacy, climate-related disclosures, labor matters, and anti-corruption, change frequently and may conflict among the various jurisdictions and countries in which we provide services. The pace of regulatory change in these areas has accelerated in recent years. The GDPR and Corporate Sustainability Reporting Directive ("CSRD") in Europe, the SEC's recently adopted climate disclosure and cybersecurity disclosure rules, the Data Privacy Act in the Philippines, the Digital Personal Data Protection Act in India, the California Consumer Privacy Act, the California Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act, and other similar laws have resulted, and will continue to result, in increased compliance costs, and the failure to comply with these laws can result in significant monetary penalties. For example, fines of up to 4% of an entity's annual global revenue can be imposed for violations of the GDPR. We expect that the regulatory burden associated with compliance with privacy laws will continue to expand as more jurisdictions adopt privacy laws with different requirements, and as laws governing the use of GenAI are adopted by more jurisdictions.

Laws and regulatory requirements may also be subject to interpretation, and the transition of a significant portion of our staff to a remote work environment has increased the uncertainty related to the application and interpretation of certain laws and regulations that have historically been applied to onsite work environments. If our interpretation of any laws or regulatory requirements conflicts with positions taken by regulatory agencies or other government bodies in the future, we may be subject to legal liability or be unable to conduct business in the same manner. Violations of any laws and regulations to which we are subject, including failing to adhere to or successfully implement processes in response to changing regulatory requirements or work practices, could result in liability for damages, fines, criminal prosecution, unfavorable publicity and damage to our reputation, and restrictions on our ability to operate, which could have a material adverse effect on our business, results of operations, and financial condition.

In addition, changes in the policies or laws of the United States or other countries or jurisdictions resulting in, among other things, higher taxation, limitations on the ability of companies to utilize offshore outsourcing, currency conversion limitations, restrictions on fund transfers, or the expropriation of private enterprises, could reduce the anticipated benefits of our global operations. Any actions by countries in which we conduct business to reverse policies that encourage international trade or investment could also adversely affect our business.

**We depend on a variety of communications services and information technology systems and networks, and any failure or increase in the cost of these systems and networks could adversely impact our business and operating results.**

The services we provide to our clients depend on the persistent availability and uncompromised security of our communications, technology, and information technology systems. Our business uses a wide variety of technologies to allow us to manage large volumes of data and perform services with staff located around the globe. We deploy leading edge digital transformation capabilities such as GenAI self-service applications, AI-based automation bots, omnichannel services, and internally-developed and third-party software solutions to enhance customer and staff experience across various technology environments and platforms. We operate an extensive internal voice and data network that links our global sites together in a multi-hub model that enables the rerouting of voice and data across the network, and we rely on multiple public communication channels and telephone, internet, and data services provided by various third parties for connectivity to our clients. Maintenance of, and investment in, this technology is critical to keeping our team productive and the success of our service delivery model.

Any failure in technology, or in our ability to manage or optimize our resources, may impair service quality and have a negative impact on our operations. Failures or significant downtime of our IT or telecommunications systems could prevent us from handling client volume, and frequent or prolonged interruption in our ability to provide services could result in contractual performance penalties, damage to our reputation, and the loss of business from existing and potential clients. Any increase in average waiting time or handling time or a lack of promptness or technical expertise from our staff will negatively impact customer satisfaction and our business. Telephone, internet, and data service providers may elect not to renew their contracts with us or increase the cost of such services. If our communications or information technology systems are disrupted or the cost of maintaining those systems increases significantly, our results of operations could be adversely affected.

**If we are unable to retain key personnel, hire, develop, and retain staff with the skills and expertise we need, or manage the costs and utilization rate of our staff, our profitability may be negatively impacted and our operations may be disrupted.**

We are dependent in large part on our ability to retain the services of our key senior executives and other technical and industry experts and personnel. With the exception of our Chief Executive Officer and in countries where employment agreements are customary, we generally do not have employment agreements with our executives or staff. We also do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified staff could inhibit our ability to operate and grow our business successfully.

The success of our operations and the quality of our services are also highly dependent on our ability to attract and retain skilled personnel in all of our global delivery centers. We face competition in hiring, retaining, developing, and motivating talented and skilled leaders and staff with domain experience, and we have, at times, struggled to hire sufficient technical talent to meet the demand for our services. GenAI and other technological advancements may further impact our ability to attract and retain sufficient personnel with the required new capabilities and skill sets. Our industry is also characterized by high staff attrition rates. Any increase in our staff turnover rate could increase recruiting and training costs, decrease operating effectiveness and productivity, and potentially impact our relationship with our key clients and other employees. Potential labor organizing and works council negotiations in certain of the countries in which we do business could also contribute to rising costs or otherwise disrupt our business.

We generally sign multi-year client contracts with pricing models that are based on prevailing labor costs in the jurisdictions where we perform services. Quickly rising wages during periods of high inflation or changes in laws or governmental regulations related to wages, mandatory time off, severance, healthcare, other staff benefits or other working conditions could increase our costs and limit our ability to adjust in a timely manner. Our profitability is also affected by the utilization rate of our personnel resources. If we are unable to achieve optimum utilization of our personnel resources, we may experience erosion in our profit margin. However, if our utilization is too high, the quality of services provided to our clients may deteriorate and we may also experience higher attrition rates. Rising costs, our inability to manage rising costs, or our inability to adequately motivate our team or utilize our personnel resources efficiently could negatively impact our profitability or disrupt our operations.

**We have pursued and intend to continue to pursue strategic acquisitions or investments and may encounter risks associated with these activities, which could harm our business and operating results.**

We have historically pursued, and in the future expect to pursue, acquisitions of, or investments in, businesses, technologies, and assets in new or existing markets, either within or outside the CX solutions industry, that complement or expand our existing business. For example, in September 2023, we completed our combination with Webhelp, a leading provider of CX solutions, for aggregate consideration of approximately $3.8 billion, consisting of cash, stock, and a note payable to sellers. We incurred significant transaction costs related to our combination with Webhelp and will continue to incur significant integration-related fees and costs related to our ongoing integration, including facilities and systems consolidation costs and staff-related costs.

Our acquisition strategy, including our combination with Webhelp, involves a number of risks, including:

- risk that we encounter difficulty in successfully integrating acquired operations, IT and other systems, clients, services, businesses, and staff with our operations on a timely and cost-effective basis;

- risk that the acquired businesses will fail to maintain the quality of services or results of operations that we have historically provided or that we expect from the acquired businesses;

- the announcement or consummation of a transaction may have an adverse impact on relationships with third parties, including existing and potential clients, or may negatively affect our brand identity;

- loss of key staff of the acquired operations or inability to attract, retain, and motivate staff necessary for our expanded operations;

- acquired businesses located in regions where we have not historically conducted business may subject us to new operational risks, laws, regulations, staff expectations, customs, and practices;

- risk that we encounter challenges in scaling critical resources and facilities for the business needs of the expanded enterprise;

- diversion of our capital and management attention away from operational matters and other business issues;

- increase in our expenses and working capital requirements;

- in the case of acquisitions that we may make outside of the United States, difficulty in operating internationally and over significant geographical distances;

- other financial risks, including unknown liabilities or inconsistent accounting practices of the businesses we acquire or the impairment of goodwill or intangible assets we record in connection with acquisitions; and

- our due diligence fails to identify significant issues with the acquired company's service quality, financial disclosures, legal liabilities, accounting practices, internal control deficiencies, or other material issues.

We may incur additional costs and certain redundant expenses in connection with our acquisitions and investments, which may have an adverse impact on our operating margins. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large asset write-offs, a decrease in future profitability, or future losses. For example, we have recorded substantial goodwill and amortizable intangible assets as a result of our past acquisitions, and in the future we could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets was determined, negatively impacting our results of operations. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments, including our combination with Webhelp, may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

**We may fail to realize the anticipated benefits of our combination with Webhelp within the anticipated time frame, or at all, which could adversely affect the value of our common stock.**

On September 25, 2023, we completed our acquisition of all of the issued and outstanding capital stock of Marnix Lux SA, a public limited liability company (*société anonyme*) incorporated under the laws of the Grand Duchy of Luxembourg ("Webhelp Parent") and the parent company of Webhelp, from the holders thereof (the "Webhelp Combination"). The continued success of the Webhelp Combination will depend, in part, on our ability to realize the anticipated benefits from combining the businesses of Concentrix and Webhelp. Our ability to realize these anticipated benefits is subject to certain risks including:

- whether the combined business performs as expected, including with respect to growth, profitability, cash flow, and synergies;

- our ability to successfully complete the integration of the two organizations;

- our ability to identify and realize estimated cost savings and synergies from the combination;

- the need to dedicate a greater amount of cash flow from operations to make payments on our indebtedness incurred to finance the acquisition; and

- the assumption of known and unknown liabilities of Webhelp.

If we are not able to successfully combine the businesses of Concentrix and Webhelp within the anticipated time frame, the benefits of the Webhelp Combination may not be realized fully or may take longer to realize than expected, the combined business may not perform as expected, including with respect to growth, profitability, cash flow, and synergies, client relationships may be disrupted, our cash flows may not be sufficient to repay our outstanding indebtedness as it becomes due or within the anticipated time frame, and the value of our common stock may be adversely affected.

**We may have higher than anticipated tax liabilities, which could result in a material adverse effect on our business.**

Due to the global nature of our operations, we are subject to the complex and varying tax laws and rules of many jurisdictions and have material tax-related contingent liabilities that are difficult to predict or quantify. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and our estimated taxable income within each jurisdiction. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- changes in income before taxes in the countries in which we operate that have differing statutory tax rates;

- changes in tax rates or tax laws and regulations, or the implementation or interpretation of such laws and regulations;

- the effect of tax rates on accounting for acquisitions and dispositions;

- issues arising from tax audits or examinations and any related interest or penalties; and

- uncertainty in obtaining tax holiday extensions or the expiration or loss of tax holidays in various jurisdictions.

In the United States, proposed tax law changes could subject us to higher than anticipated tax liabilities, including by increasing the statutory corporate tax rate, imposing a minimum tax on global income, reducing the deduction for global intangible low-taxed income ("GILTI"), eliminating the qualified business asset investment exemption, limiting the deductibility of interest expense, repealing the deduction for foreign-derived intangible income or imposing a surcharge on corporations that employ staff in non-U.S. countries to deliver services to the United States. Any one or more of these changes, if adopted, could have a material adverse effect on our effective tax rate and our results of operations. Outside of the United States, tax law changes could subject us to a global minimum tax on profits, which could result in double taxation and increased tax audit risk due to uncertainty in application.

We report our results of operations based on our determination of the amount of taxes owed in various jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain.

We are also subject to tax audits, including with respect to transfer pricing, in the United States and other jurisdictions, and our tax positions may be challenged by tax authorities. There can be no assurance that our current tax provisions will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations, and financial condition.

**Changes in foreign currency exchange rates could adversely affect our business and operating results.**

We operate in 75 countries, and volatility in the value of the currencies used in these countries increases the uncertainty in our revenue and profitability forecasts. While a significant amount of our contracts are priced in U.S. dollars, we recognize a substantial amount of revenue under contracts that are denominated in euros, British pounds, Japanese yen, and Brazilian real, among other currencies. A significant increase in the value of the U.S. dollar relative to these currencies may have a material adverse impact on the value of our revenue when translated to U.S. dollars.

Our services are delivered from several delivery centers located around the world, with significant operations in the Philippines and India, as well as throughout EMEA and the Americas. Although our contracts with U.S.-based clients are typically priced in U.S. dollars, a substantial portion of our costs to deliver services under these contracts are denominated in the local currency of the country where services are performed. We also have certain client contracts that are priced in non-U.S. dollar currencies for which a substantial portion of the costs to deliver the services are in other currencies. As a result, our revenue may be earned in currencies that are different from the currencies in which we incur corresponding expenses. Fluctuations in the value of currencies, such as the Philippine peso, the Indian rupee, the euro, and the Canadian dollar, against the U.S. dollar or other currencies in which we bill our clients, and inflation in the local economies in which these delivery centers are located, could increase the operating and labor costs in these delivery centers, which can result in reduced profitability. A significant decrease in the value of the contractual currency, relative to the currencies where services are provided, could have a material adverse impact on our operating results that are not fully offset by gains realized under the hedging contracts we have in place in certain currencies to limit our potential foreign currency exposure.

**Our results of operations could be adversely affected by litigation and other commitments and contingencies.**

We face risks arising from various unasserted and asserted claims, including, but not limited to, commercial, labor and employment, consumer protection, tax, and patent infringement claims. Certain claims may be structured as class action lawsuits or otherwise allege substantial damages. We may be unable to obtain insurance coverage for certain claims at a reasonable cost, if at all. Unfavorable outcomes in pending or future litigation or the settlement of asserted claims could negatively affect us. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

We have developed proprietary information technology systems, mobile applications, and cloud-based technology and acquired technologies that play an important role in our business. If any claim alleging infringement of intellectual property rights is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages to third parties and indemnify our clients for losses arising out of the infringement. In order to continue delivering services to our clients, we may also need to seek and obtain a license of a third party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all, which could disrupt our business and adversely affect our results of operations.

In addition, in the ordinary course of business, we may make certain commitments, including representations, warranties, and indemnities relating to current and past operations and divested businesses, and issue guarantees of third-party obligations. The amounts of such commitments can only be estimated, and the actual amounts for which we are responsible may differ materially from our estimates. If we incur liability as a result of any current or future litigation, commitments or contingencies, and such liability exceeds any amounts accrued, our business, results of operations, and financial condition could be adversely affected.

**Certain stockholders are able to exercise influence over the composition of our board of directors, matters subject to stockholder approval, and our operations, and actual or potential conflicts of interest may develop.**

As of January 17, 2025, affiliates of Groupe Bruxelles Lambert ("GBL") owned approximately 13.6% of our common stock. In connection with the Webhelp Combination, on March 29, 2023, we entered into an Investor Rights Agreement with certain stockholders of Webhelp Parent, which, among other things, provides that GBL has the right to nominate a certain number of directors, up to a maximum of two, depending on the percentage of the outstanding shares of Concentrix common stock held by GBL, our director, Oliver Duha, and certain of their respective affiliates.

As a result of the Concentrix common stock that is held by affiliates of GBL and Olivier Duha and the Investor Rights Agreement described above, GBL may be able to influence (subject to organizational documents and Delaware law) the composition of our board of directors and thus, potentially, the outcome of corporate actions requiring stockholder approval, such as mergers, business combinations and dispositions of assets, among other corporate transactions. The interests of GBL may not always coincide with the interest of our other stockholders, and GBL may seek to cause us to take actions that might involve risks to our business or adversely affect us or our other stockholders. This concentration of investment and voting power, in addition to the investment and voting power of certain other large stockholders, could discourage others from initiating a potential merger, takeover or other change of control transaction that may otherwise be beneficial to Concentrix and its stockholders, which could adversely affect the market price of Concentrix common stock.

**Risks Related to our Capital Structure**

**Our level of indebtedness could have adverse consequences for our business or our financial condition.**

In connection with the Webhelp Combination, the Company issued and sold $2.15 billion aggregate principal amount of senior notes and entered into an amendment and restatement of our senior credit facility that provided for the extension of a senior unsecured revolving credit facility not to exceed an aggregate principal amount of approximately $1.04 billion and a senior unsecured term loan facility in an aggregate principal amount not to exceed approximately $2.14 billion. As of November 30, 2024, we had approximately $4.77 billion of indebtedness prior to debt issuance costs, and we may further increase our indebtedness in the future. Our level of indebtedness could have adverse consequences for us and our stockholders, including:

- requiring us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, and other general corporate requirements, and to grow our business;

- limiting our ability to make strategic acquisitions or take advantage of other business opportunities as they arise, or pay cash dividends;

- increasing future debt costs and limiting the future availability of debt financing;

- increasing our vulnerability to general adverse economic and industry conditions; and

- limiting our flexibility in planning for, or reacting to, changes in our business and industry.

To the extent that we incur additional indebtedness, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flows from operations may not be sufficient to service our outstanding debt or to repay our outstanding debt as it becomes due or within the time frame that we expect. A negative change in our credit ratings could make it more expensive to service our outstanding debt or to raise additional capital in the future. We may also be unable to borrow money, sell assets, or otherwise raise funds on acceptable terms, if at all, to service or refinance our debt.

**Rising interest rates increase the cost of our outstanding borrowings and could adversely affect our net income.**

Our outstanding borrowings under our senior unsecured credit facility and our accounts receivable securitization facility are variable-rate obligations that expose us to interest rate risk. When interest rates increase, our debt service obligations and our interest expense increase even if our outstanding borrowings remain the same. Our net income and cash flows, including cash available for servicing indebtedness, will correspondingly decrease.

**The terms of our debt arrangements impose restrictions on our ability to operate and could have an adverse effect on our business and results of operations.**

The terms of the agreements under which our indebtedness was incurred may limit or restrict, among other things, our ability to incur additional indebtedness, consummate certain asset sales or acquisitions, and merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests under certain of our debt arrangements. Our inability to meet these ratios and tests could result in the acceleration of the repayment of the related debt, termination of the applicable debt arrangement, an increase in our effective cost of funds or the cross-default of other indebtedness. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

**Risks Related to Ownership of Our Common Stock**

**The share price and trading volume of our common stock may fluctuate significantly.**

Since our common stock started trading on Nasdaq under the symbol "CNXC" on December 1, 2020 through our fiscal year ending November 30, 2024, our stock price has ranged from a high of $208.48 to a low of $36.28 per share. The market price of our common stock has, and may continue to, fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

- our financial results;

- developments generally affecting the CX solutions industry;

- the performance of our business and of similar companies;

- our capital structure, including the amount of our indebtedness;

- the announcement of acquisitions or dispositions;

- additions or departures of key personnel;

- changes in market valuations of similar companies;

- general economic, industry, and market conditions;

- the depth and liquidity of the market for our common stock;

- fluctuations in currency exchange rates;

- our dividend policy;

- investor perception of our business and our company;

- the passage of legislation or other regulatory developments that adversely affect us or our industry; and

- the impact of the factors referred to elsewhere in "Risk Factors."

In addition, the stock market regularly experiences significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes may occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Securities class-action litigation may get instituted against companies following periods of volatility in their stock price. Such litigation can result in substantial costs in defense and management's attention and resources, which could adversely affect our business, financial condition, and results of operations and prospects.

**We cannot guarantee the continued payment of dividends on our common stock, or the timing or amount of any such dividends.**

The continued payment of dividends in the future, and the timing and amount thereof, to our stockholders is within the discretion of our board of directors. Our board of directors' decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay a dividend in the future.

**Certain provisions of our certificate of incorporation and bylaws and of Delaware law make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.**

Certain provisions of our certificate of incorporation and bylaws and of Delaware law may have the effect of delaying or preventing a change in control if our board of directors determines that such change in control is not in the best interests of us and our stockholders. These provisions may include, among other things, the following:

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

- stockholder action can only be taken at a special or regular meeting and not by written consent;

- the inability of our stockholders to call a special meeting;

- advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

- allowing only our board of directors to fill vacancies on our board of directors; and

- restrictions on an "interested stockholder" to engage in certain business combinations with us for a three-year period following the date the interested stockholder became such.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met.

**Our bylaws designate the Court of Chancery of the State of Delaware and U.S. federal district courts as the exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which limits our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or other employees.**

Our bylaws provide that, with certain limited exceptions, any action or proceeding:

- brought in a derivative manner in the name or right of the company or on our behalf;

- asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

- asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or any provision of our certificate of incorporation or bylaws; or

- asserting a claim governed by the internal affairs doctrine;

will be exclusively brought in the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the U.S. federal district court for the District of Delaware).

Furthermore, any complaint asserting a cause of action under the Securities Act against us or any of our directors, officers, employees, or agents will be exclusively brought in U.S. federal district court. Any person or entity purchasing or otherwise acquiring any interest in shares of Concentrix common stock is deemed to have notice of and consented to the exclusive forum provisions.

To the fullest extent permitted by law, the Delaware exclusive forum provision will apply to state and federal law claims other than those claims under the Securities Act for which our bylaws designate U.S. federal district court as the exclusive forum. However, stockholders will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable, including with respect to claims arising under the U.S. federal securities laws.

This exclusive forum provision may limit the ability of a stockholder to commence litigation in a forum that the stockholder prefers, or may require a stockholder to incur additional costs in order to commence litigation in Delaware or U.S. federal district court, each of which may discourage such lawsuits against us or our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations, and financial condition.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

As a global technology and services leader, our business is heavily dependent upon information technology networks and systems. Protecting our systems, data, and information, as well as the information and data of our game-changers, clients, and partners, is a key priority.

We have established and maintain a corporate-wide information security management system and an integrated risk management framework with practices that are derived from industry standards, including ISO 31000, ISO 27001, HITRUST, PCI DSS, and the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, and data privacy regulations, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the General Data Protection Regulation ("GDPR"). The data security controls from these standards and regulations are evaluated as a component of our risk management framework, based on the needs of our business and our clients, the nature of our industry, and applicable regulations.

### Risk Management and Strategy

We have implemented and maintain an Information Security Management System ("ISMS") that covers information security, data protection, cybersecurity, application security, and other areas as necessary. As a part of our ISMS, we evaluate our security risk strategy on an ongoing basis to facilitate our response to the changing cybersecurity threat landscape and build a culture of security within Concentrix, we allocate and evaluate available resources, including technology, infrastructure, and personnel, to support information security initiatives, we regularly identify security risks and prepare and continuously update mitigation and response plans, including with respect to risks related to the use of our third party service providers, we report, investigate, and respond to suspected or confirmed information security risks, and we maintain a business continuity management process to counter potential interruptions to business activities and a data privacy program to protect personal and sensitive information. We regularly evaluate the ISMS for compliance with applicable regulatory, legislative, and contractual requirements, as well as recent trends and developments in security.

Our management team gathers information to support our efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents from various sources, including reports from internal security personnel, threat intelligence, and other information obtained from governmental, public, or private sources, including external consultants engaged by us, and alerts and reports produced by the information security tools we utilize. Our Cyber Defense Operations Center (the "CDOC") is a security operations center that operates 24 hours a day, seven days a week and is our first line of defense against cybersecurity threats. The CDOC continually monitors our information technology security infrastructure for anomalous behavior and other indications of potential threats to protect our data and systems.

We regularly conduct internal and external audits, reviews, assessments, and evaluations to evaluate our compliance posture and the effectiveness of our physical, technical, and organizational measures for protecting us and our systems. Elements of our cybersecurity program are also periodically audited as part of external certification audits. Third-party managed security providers and cybersecurity experts provide us with 24x7 monitoring, threat hunting, risk assessments, penetration testing, and attack surface management to support our Cyber Security Framework. Key findings from cybersecurity audits and third-party risk assessments are summarized and communicated to our senior leadership and the Audit Committee, and remediation actions are implemented to enhance our overall cybersecurity program. We contractually require our vendors to comply with cybersecurity and data privacy requirements, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access.

To facilitate the success of our risk management framework, multidisciplinary teams throughout the Company, including members of the legal department, operations, and senior management, are deployed to support risk mitigation and our response to threats and potential cybersecurity incidents. We also regularly conduct training and education to upgrade our game-changers' knowledge of security risks and vulnerabilities. In fiscal year 2024, our game-changers completed mandatory security awareness training, resulting in a company-wide pass percentage of 95%. In August 2024, we held a Cyber and Fraud Awareness Month, which promoted best practices and vigilance in protecting information and data to prevent cyber-attacks, and educated game-changers on how to report phishing or suspicious messages through a dedicated reporting channel.

We are currently not aware of any cybersecurity incidents or threats that have materially impacted us or our business, financial condition, and results of operations. However, we and our clients routinely face risks of cybersecurity incidents, and there can be no assurance that our security efforts and measures, and those of our third-party providers, will prevent or mitigate a cybersecurity threat or incident that could adversely affect our business. For a discussion of these risks and others that we face, see "Risk Factors" in this Annual Report on Form 10-K.

**Governance**

Our board of directors, directly and indirectly through its committees, has oversight responsibility for our risk management process, including risks related to cybersecurity. Our board of directors has delegated to the Audit Committee oversight responsibility for the Company's risk assessment and management activities, including with respect to information technology, cybersecurity, and privacy.

As part of our integrated enterprise risk management program, management reports periodically to the Audit Committee on its assessment of our risks and risk management practices, including with respect to ongoing or new cyber and information security risks. Management also reports quarterly to the Audit Committee and annually to the full board of directors on the status of our cybersecurity program, which includes key cybersecurity controls, audits, and compliance, and on any significant projects or areas of focus for the cybersecurity team.

Our cybersecurity risk management framework is implemented by our global security team, which is led by our EVP, Information Technology and Global Security, our SVP, Information Systems and Global Security, and our GVP, Governance, Risk, and Compliance. As the leaders of our global security efforts, these roles and their teams support the establishment and maintenance of our corporate-wide information security program to protect our information assets and to oversee our cybersecurity and insider risk and compliance teams. Our SVP, Information Systems and Global Security, and our GVP, Governance, Risk, and Compliance report to our EVP, Information Technology and Global Security, and our EVP, Information Technology and Global Security reports to our Chief Executive Officer.

Our EVP, Information Technology and Global Security has over 40 years of global information technology leadership experience, including hands-on management and technology innovation experience. He provides strategic direction for the design, implementation strategy, and Governance of Concentrix Global Infrastructure, Information Security and Application development. Our SVP, Information Systems and Global Security has an undergraduate degree in Information Technology and over 24 years of global experience in cybersecurity strategy and risk management in various leadership roles at large companies and within government, with extensive experience in the development of and enforcement of security policies, protection of sensitive data, responding to cyber and fraud incidents, and integrating security across operations.  Our SVP, IT Infrastructure has over 29 years of experience in managing a large, geographically dispersed team that designs, plans, implements, and maintains a complex IT infrastructure and operations. He has also played a critical role in the development of security technologies at Concentrix. Our GVP, Governance, Risk, and Compliance has over 22 years of global experience in information security with specialization in risk management, security tools and technologies, compliance, and privacy. His experience in information security spans advisory and consulting, policy, processes and standards, engineering, and operational support for clients and the internal organization.

## ITEM 2. PROPERTIES

We lease our principal executive offices in Newark, California. As of November 30, 2024, we occupied approximately 485 facilities, located in 75 countries across six continents, comprising service and delivery centers and administrative facilities covering approximately 24.3 million square feet, of which approximately 1.4 million square feet was owned and the remainder was leased.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings in the ordinary course of business. We do not believe that these proceedings will have a material adverse effect on the results of our operations, our financial position or the cash flows of our business.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable**.**

**Part II**

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on Nasdaq under the symbol "CNXC". As of January 17, 2025, there were 64,398,533 shares of common stock outstanding held by approximately 2,795 stockholders of record.

**Dividends**

During fiscal years 2024 and 2023, the Company paid the following dividends per share approved by the Company's board of directors:

| Announcement Date | Record Date | Per Share Dividend Amount | Payment Date |
|---|---|---|---|
| January 19, 2023 | January 30, 2023 | $0.275 | February 10, 2023 |
| March 29, 2023 | April 28, 2023 | $0.275 | May 9, 2023 |
| June 28, 2023 | July 28, 2023 | $0.275 | August 8, 2023 |
| September 27, 2023 | October 27, 2023 | $0.3025 | November 7, 2023 |
| January 24, 2024 | February 5, 2024 | $0.3025 | February 15, 2024 |
| March 26, 2024 | April 26, 2024 | $0.3025 | May 7, 2024 |
| June 26, 2024 | July 26, 2024 | $0.3025 | August 6, 2024 |
| September 25, 2024 | October 25, 2024 | $0.33275 | November 5, 2024 |

Our board of directors expects that cash dividends will be paid on a quarterly basis in the future. However, any decision to pay future cash dividends will be subject to our board of directors' approval, and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt agreements, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay dividends in the future.

**Share Repurchases**

In September 2021, our board of directors authorized the repurchase of up to $500 million of our common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. The repurchase program has no termination date and may be suspended or discontinued at any time. As of November 30, 2024, we had repurchased 3,890,691 shares under the share repurchase program for approximately $346.0 million in the aggregate. At November 30, 2024, we had approximately $154.0 million remaining for share repurchases under the existing authorization from our board of directors.

In January 2025, our board of directors extended our share repurchase program by authorizing an increase of the amount remaining for share repurchases under the existing share repurchase authorization to $600 million.

The following table summarizes the Company's purchases of common stock during the fourth quarter of the fiscal year ended November 30, 2024:

| Period | Total number of shares purchased [1], [2] | Average price paid per share | Total number of shares purchased as part of publicly announced program[2] | Maximum dollar amount that may yet be purchased under the program (in thousands) |
|---|---|---|---|---|
| September 1, 2024 - September 30, 2024 | 162,852 | $ 65.65 | 161,613 | $ 177,888 |
| October 1, 2024 - October 31, 2024 | 496,700 | $ 47.75 | 264,273 | $ 165,127 |
| November 1, 2024 - November 30, 2024 | 268,251 | $ 41.42 | 267,950 | $ 154,030 |
| Total | 927,803 | $ 49.06 | 693,836 | |

[1] Includes shares withheld upon the vesting of certain equity awards to satisfy tax withholding obligations.
[2] Includes shares repurchased as part of the Company's share repurchase program initiated in September of 2021.

**Stock Price Performance Graph**

    The stock price performance graph below compares our cumulative total stockholder return for the period from December 1, 2020 through November 30, 2024 with the cumulative total return of the S&P Midcap 400 Index for the same period and a Peer Group comprised of our core CX solutions competitors that are publicly traded companies: Majorel Group Luxembourg S.A. (from initial public offering in September 2021 through acquisition by Teleperformance on November 23, 2023), TaskUs Inc. (from initial public offering in June 2021), TDCX Inc. (from initial public offering in October 2021 through becoming a private company in June 2024), Teleperformance S.A., TELUS International (from initial public offering in February 2021), and TTEC Holdings, Inc., in each case assuming a $100 initial investment.



**Comparison of Cumulative Total Return**

|  | December 1, 2020 | November 30, 2021 | November 30, 2022 | November 30, 2023 | November 30, 2024 |
|---|---|---|---|---|---|
| Concentrix Corporation | $ 100.00 | $ 158.10 | $ 116.55 | $ 89.51 | $ 42.81 |
| S&P Midcap 400 | $ 100.00 | $ 123.43 | $ 117.47 | $ 116.82 | $ 153.39 |
| Peer Group | $ 100.00 | $ 121.30 | $ 72.41 | $ 35.76 | $ 26.18 |

**ITEM 6. [RESERVED]**

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our historical consolidated financial statements and the notes to those consolidated financial statements. It contains forward-looking statements, which are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see "Risk Factors" and "Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

The following discussion compares our results for the fiscal year ended November 30, 2024 to the fiscal year ended November 30, 2023. The discussion comparing our results for the fiscal year ended November 30, 2023 to the fiscal year ended November 30, 2022 is included within Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2023 Annual Report on Form 10-K filed with the SEC on January 29, 2024, and is incorporated by reference herein.

Certain comparisons of the year-over-year changes in revenue and cost of revenue in the discussion of our results of operations for the fiscal year ended November 30, 2024 and 2023 include a supplemental comparison as if the Webhelp Combination had occurred at the beginning of fiscal year 2023. These supplemental comparisons can be identified by the language "if the Webhelp Combination had occurred at the beginning of fiscal year 2023". The amounts used in these supplemental comparisons were determined by adding (a) the Webhelp results of operations for the relevant period in fiscal year 2023 prior to the Webhelp Combination and making reclassification and adjustments of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") to generally accepted accounting principles in the United States ("GAAP") for the periods, consistent with the adjustments made in our unaudited proforma condensed combined financial statements filed as Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on March 22, 2024 and (b) the Company's consolidated results of operations for the relevant period in fiscal year 2023. We believe the presentation of this supplemental information is useful because the Webhelp Combination had a significant impact on revenue and cost of revenue for the post-acquisition period and the supplemental comparison enables readers to better understand changes in the combined business. These supplemental comparisons are provided for informational purposes only and may not necessarily reflect the results of operations that would have occurred had the Webhelp Combination actually occurred as of the beginning of the period referenced.

Unless otherwise indicated or except where the context otherwise requires, references to "we," "our," "us," "the Company," or "Concentrix," in this Management's Discussion and Analysis of Financial Condition and Results of Operations refer to Concentrix Corporation and its subsidiaries.

**Overview and Basis of Presentation**

Concentrix is a global technology and services leader that powers our clients' brand experiences and digital operations. We design, build, and run fully integrated, end-to-end solutions, including customer experience ("CX") process optimization, technology innovation and design engineering, front- and back-office automation, analytics and business transformation services to clients in five primary industry verticals. Our differentiated portfolio of solutions supports Fortune Global 500 as well as new economy clients across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, including voice, chat, email, generative AI-powered self service, social media, asynchronous messaging, and custom applications. We strive to deliver exceptional services globally supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise.

We generate revenue from performing services that are generally tied to our clients' products and services. Any shift in business or the size of the market for our clients' products or services, or any failure of technology or failure of acceptance of our clients' products or services in the market may impact our business. The staff turnover rate in our business is high, as is the risk of losing experienced team members. High staff turnover rates may increase costs and decrease operating efficiencies and productivity. For more information on the risks associated with our business, please see "Risk Factors" in this Annual Report on Form 10-K.

*Webhelp Combination*

On September 25, 2023, we completed our acquisition (the "Webhelp Combination") of all of the issued and outstanding capital stock (the "Shares") of Marnix Lux SA, a public limited liability company (*société anonyme*) incorporated under the laws of the Grand Duchy of Luxembourg ("Webhelp Parent") and the parent company of the Webhelp business ("Webhelp"), from the holders thereof (the "Sellers"). Webhelp was a leading provider of CX solutions, including sales, marketing, and payment services, with significant operations and client relationships in Europe, Latin America, and Africa. The acquisition was completed pursuant to the terms and conditions of the Share Purchase and Contribution Agreement, dated as of June 12, 2023, as amended by First Amendment to Share Purchase and Contribution Agreement, dated as of July 14, 2023 by and among Concentrix, OSYRIS S.à r.l., a private limited liability company (*société à responsabilité limitée*) incorporated under the laws of the Grand Duchy of Luxembourg and a direct wholly owned subsidiary of Concentrix Corporation, Webhelp Parent, the Sellers, and certain representatives of the Sellers.

The purchase consideration for the acquisition of the Shares is valued at approximately $3,774.8 million, net of cash and restricted cash acquired.

**Revenue and Cost of Revenue**

We generate revenue through the provision of technology and services to our clients pursuant to client contracts. Our client contracts typically consist of a master services agreement, supported in most cases by multiple statements of work, which contain the terms and conditions of each contracted solution. Our client contracts can range from less than one year to over five years in term and are subject to early termination by our clients for any reason, typically with 30 to 90 days' notice.

Our technology and services are generally characterized by flat unit prices. Approximately 97% of our revenue is recognized as services are performed, based on staffing hours or the number of client customer transactions handled using contractual rates. Remaining revenue from the sale of these solutions are typically recognized as the services are provided over the duration of the contract using contractual rates.

Our cost of revenue consists primarily of personnel costs related to the delivery of our technology and services. The costs of our revenue can be impacted by the mix of client contracts, where we deliver the technology and services, additional lead time for programs to be fully scalable and transition and initial set-up costs. Our cost of revenue as a percentage of revenue has also fluctuated in the past, based primarily on our ability to achieve economies of scale, the management of our operating expenses, and the timing and costs incurred related to our acquisitions and investments.

In fiscal years 2024 and 2023, approximately 88% and 82%, respectively, of our consolidated revenue was generated from our non-U.S. operations, and approximately 50% and 64%, respectively, of our consolidated revenue was priced in U.S. dollars. We expect that a significant amount of our revenue will continue to be generated from our non-U.S. operations while being priced in U.S. dollars. As a result, we have certain client contracts that are priced in non-U.S. dollar currencies for which a substantial portion of the costs to deliver the services are in other currencies. Accordingly, our revenue may be earned in currencies that are different from the currencies in which we incur corresponding expenses. Fluctuations in the value of currencies, such as the Philippine peso, the Indian rupee, the euro, and the Canadian dollar, against the U.S. dollar or other currencies in which we bill our clients, and inflation in the local economies in which these delivery centers are located, can impact the operating and labor costs in these delivery centers, which can result in reduced profitability. As a result, our revenue growth, costs, and profitability have been impacted, and we expect will continue to be impacted, by fluctuations in foreign currency exchange rates and inflation.

**Margins**

Our gross margins fluctuate and can be impacted by the mix of client contracts, services provided, shifts in the geography from which our technology and services are delivered, client volume trends, the amount of lead time that is required for programs to become fully scaled, and transition and set-up costs. Our operating margin fluctuates based on changes in gross margins as well as overall volume levels, as we are generally able to gain scale efficiencies in our selling, general and administrative costs as our volumes increase.

## Economic and Industry Trends

The industry in which we operate is competitive, including on the basis of pricing terms, delivery capabilities and quality of services. Further, there can be competitive pressure for labor in various markets, which could result in increased labor costs. Accordingly, we could be subject to pricing and labor cost pressures and may experience a decrease in revenue and operating income. Our business operates globally in over 70 countries across six continents. We have significant concentrations in the Philippines, India, Brazil, the United States, Egypt, Türkiye, Colombia, Malaysia, Morocco, China, the United Kingdom, and elsewhere throughout EMEA, Latin America, and Asia-Pacific. Accordingly, we would be impacted by economic strength or weakness in these geographies and by the strengthening or weakening of local currencies relative to the U.S. dollar.

## Seasonality

Our revenue and margins fluctuate with the underlying trends in our clients' businesses and trends in the level of consumer activity. As a result, our revenue and margins are typically higher in the fourth fiscal quarter of the year than in any other fiscal quarter.

## Critical Accounting Policies and Estimates

The discussion and analysis of our consolidated financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve the more significant judgments, estimates and/or assumptions used in the preparation of our consolidated financial statements.

### *Revenue Recognition*

We recognize revenue from our client contracts over time as the promised technology and services are delivered to clients for an amount that reflects the consideration to which we are entitled in exchange for the technology and services. We recognize revenue over time as the client simultaneously receives and consumes the benefits provided by us as we perform the services.  We account for a contract with a client when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance, and the consideration is probable of collection. Revenue is presented net of taxes collected from clients and remitted to government authorities. We generally invoice a client after the performance of services, or in accordance with the specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component. In most cases, our contracts consist of a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service).

Service contracts are most significantly based on a fixed unit-price per transaction or other objective measure of output.  Revenue on unit-price transactions is recognized over time using an objective measure of output such as staffing hours or the number of transactions processed by service advisors. Certain contracts may be based on a fixed price. Revenue on fixed price contracts is recognized over time using an input measure or on a straight line basis over the term of the contract as the services are provided based on the nature of the contract.

Certain client contracts include additional payments from the client based upon the achievement of certain agreed-upon service levels and performance metrics. Certain contracts also provide for a reduction in consideration paid to the Company in the event that certain agreed-upon service levels or performance metrics are not achieved.

Revenue based on such arrangements is accounted for as variable consideration when the likely amount of revenue to be recognized can be estimated to the extent that it is unlikely that a significant reversal will occur.

### Business Combinations

We continually seek to augment organic growth with strategic acquisitions of businesses and assets that complement and expand our existing capabilities. Recent acquisitions have sought to enhance our capabilities and domain expertise in our strategic industry verticals, expand our geographic footprint, and further expand into higher value service offerings.

We allocate the fair value of purchase consideration to the assets acquired and liabilities assumed generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The determination of the fair value of assets and liabilities may involve engaging independent third parties to perform an appraisal. When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future growth rates and margins, attrition rates and discount rates. Fair value estimates are based on the assumptions we believe a market participant would use in pricing the asset or liability. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

### Goodwill

As of November 30, 2024, we had goodwill of $4,987.0 million recorded on our consolidated balance sheet. The Company tests goodwill for impairment annually at the reporting unit level in the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. For purposes of the goodwill impairment test, the Company can elect to perform a quantitative or qualitative analysis. If the qualitative analysis is elected, goodwill is tested for impairment at the reporting unit level by performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include: macroeconomic conditions; industry and market considerations; cost factors such as increases in labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information.

If we elect to perform or are required to perform a quantitative analysis, then the reporting unit's carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss. As of September 1, 2024, the date of our annual impairment testing, we reconciled the fair value of our reporting unit to our market capitalization. The result of the analysis demonstrated that our reporting unit's fair value was in excess of its carrying value.

Due to a decrease in our stock price subsequent to our annual impairment testing date that resulted in our market capitalization being less than the carrying value of our reporting unit prior to a control premium, we evaluated this as a potential indicator of impairment and performed an additional quantitative analysis later in the fourth quarter of 2024 (on November 1, 2024) to support the fair value of our reporting unit. The fair value of our reporting unit was estimated using an equal weighting of the income and market valuation approaches. The income approach applied a fair value methodology to our reporting unit based on discounted cash flows. This analysis requires significant judgments and assumptions, including estimation of our future cash flows, which is dependent on internally developed forecasts, including future levels of revenue growth, adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA"), estimation of the long-term rate of growth for our business and determination of a discount rate. The discount rate assumption is based on the overall after-tax rate of return required by a market participant whose weighted-average cost of capital includes both equity and debt, including a risk premium. The discount rate may be impacted by adverse changes in the macroeconomic environment, volatility in the equity and debt markets or other factors. We also applied a market approach. Under the market approach, we utilized a guideline company method, which involves calculating valuation multiples based on financial data from comparable publicly traded companies and considerations of recent transactions in the technology industry. Multiples derived from these companies and transactions provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. These multiples are then applied to the financial data for our reporting unit to arrive at an indication of fair value. The market multiple was applied to adjusted EBITDA. Based on our 2024 impairment assessment as described, the fair value of our reporting unit was determined to exceed the carrying value, resulting in no impairment to goodwill.  The estimated fair value was in excess of the carrying value by approximately 10%.

Based upon a sensitivity analysis the Company performed:

- A 180-basis point reduction in projected EBITDA margin in 2025 and beyond, assuming all other assumptions remained constant, would result in no impairment of goodwill.

- A 180-basis point increase in the discount rate utilized, assuming all other assumptions remained constant, would result in no impairment of goodwill.

- A 500-basis point change in the long-term rate of growth utilized, assuming all other assumptions remained constant, would result in no impairment of goodwill.

We also assessed the reasonableness of the fair value of our reporting unit by comparison to our market capitalization. As of November 1, 2024, we reconciled the fair value of our reporting unit to our market capitalization. This reconciliation resulted in an equity control premium of approximately 56%, using average market prices over a reasonable period of time in the fourth quarter leading up to such date. This control premium is supported by recent market transactions and transactions within the technology industry.

We recorded no impairment charges related to goodwill during the fiscal years ended November 30, 2024 and 2023.  Adverse changes in the future could reduce the underlying cash flows used to estimate the reporting unit fair value and could result in a further decrease in fair value that could trigger a future impairment charge of the goodwill balance.

### Other Intangible Assets

As of November 30, 2024, we had other intangible assets, net of amortization, of $2,286.9 million. This amount consists primarily of $2,195.1 million in client relationship intangible assets. As amortizable intangible assets, we evaluate the intangible assets for recoverability whenever events or circumstances indicate a possible inability to recover their carrying value (an indicator of impairment). If an impairment indicator is present, we perform a test of recoverability by comparing estimates of undiscounted future cash flows to the carrying values of the related assets. We recorded no impairment charges related to other intangible assets during the fiscal years ended November 30, 2024 and 2023.

### Recently Issued Accounting Pronouncements

For a summary of recent accounting pronouncements and the anticipated effects on our consolidated financial statements, see Note 2—Summary of Significant Accounting Policies to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

**Results of Operations – Fiscal Years Ended November 30, 2024 and 2023**

| | Fiscal Years Ended November 30, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (in thousands) | |
| Revenue | $ 9,618,900 | $ 7,114,706 |
| Cost of revenue | 6,170,013 | 4,536,771 |
| Gross profit | 3,448,887 | 2,577,935 |
| Selling, general and administrative expenses | 2,852,500 | 1,916,608 |
| Operating income | 596,387 | 661,327 |
| Interest expense and finance charges, net | 321,828 | 201,004 |
| Other expense (income), net | (24,715) | 52,095 |
| Income before income taxes | 299,274 | 408,228 |
| Provision for income taxes | 48,057 | 94,386 |
| Net income before non-controlling interest | $ 251,217 | $ 313,842 |

*Revenue*

| | Fiscal Years Ended November 30, | | Percent Change |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2024 to 2023** |
| | (in thousands) | | |
| **Industry vertical:** | | | |
| Technology and consumer electronics | $ 2,674,040 | $ 2,205,834 | 21.2 % |
| Retail, travel and e-commerce | 2,361,866 | 1,448,666 | 63.0 % |
| Communications and media | 1,527,922 | 1,117,694 | 36.7 % |
| Banking, financial services and insurance | 1,455,641 | 1,091,853 | 33.3 % |
| Healthcare | 727,389 | 696,266 | 4.5 % |
| Other | 872,042 | 554,393 | 57.3 % |
| Total | $ 9,618,900 | $ 7,114,706 | 35.2 % |

We generate revenue by delivering our technology and services to our clients categorized in the above primary industry verticals. Our solutions focus on customer engagement, process optimization, and back-office automation.

Our revenue increased 35.2% in fiscal year 2024, primarily as a result of the Webhelp Combination. These increases were partially offset by an unfavorable translation effect of foreign currencies of $66.3 million, or 0.9%. The unfavorable foreign currency translation effect on revenue was primarily due to the weakening of the Argentine peso and Japanese yen against the U.S. dollar. If the Webhelp Combination had occurred at the beginning of fiscal year 2023, our revenue would have increased by 1.4% in fiscal year 2024.

Revenue in our technology and consumer electronics vertical increased over the prior year due to contributions as a result of the Webhelp Combination and increases in volumes from several social media and internet-related service clients. Revenue in our retail, travel and e-commerce vertical increased over the prior year, and most significantly in comparison to all verticals, due to the Webhelp Combination generating larger increases in revenue along with increased volumes from several of our largest retail and e-commerce and travel and tourism clients. Revenue in our communications and media vertical increased over the prior year primarily due to contributions as a result of the Webhelp Combination partially offset by decreases in volumes from several clients. Revenue from clients in the banking, financial services and insurance vertical increased over the prior year primarily due to contributions as a result of the Webhelp Combination. Revenue in our healthcare vertical increased over the prior year primarily due to contributions as a result of the Webhelp Combination partially offset by decreases in volumes from several healthcare clients. Revenue in our other vertical increased over the prior year primarily due to contributions from the Webhelp Combination.

*Cost of Revenue, Gross Profit and Gross Margin Percentage*

| | Fiscal Years Ended November 30, | | Percent Change |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2024 to 2023 |
| | ($ in thousands) | | |
| Cost of revenue | $ 6,170,013 | $ 4,536,771 | 36.0 % |
| Gross profit | $ 3,448,887 | $ 2,577,935 | 33.8 % |
| Gross margin % | 35.9 % | 36.2 % | |

Cost of revenue consists primarily of personnel costs. Gross margins can be impacted by resource location, client mix and pricing, additional lead time for programs to be fully scalable, and transition and initial set-up costs.

Our cost of revenue increased by 36.0% in fiscal year 2024, compared to fiscal year 2023, primarily due to the increase in our revenue and personnel costs related to staff supporting acquired operations. These increases were partially offset by a $137.3 million, or 3.0%, reduction in the cost of revenue due to foreign currency translation. The foreign currency impacts on our cost of revenue were caused primarily by the weakening of the Argentine peso, Egyptian pound, and Philippine peso against the U.S. dollar.  If the Webhelp Combination had occurred at the beginning of fiscal year 2023, our cost of revenue would have increased by 1.9% in fiscal year 2024.

Our gross profit increased by 33.8% in fiscal year 2024, compared to fiscal year 2023, primarily due to the increase in revenue and contributions from acquired operations and a net favorable foreign currency impact of $71.0 million. Our gross margin percentage decreased from 36.2% in fiscal year 2023 to 35.9% in fiscal year 2024 and was affected by the mix of geographies where our services were delivered.

*Selling, General and Administrative Expenses*

| | Fiscal Years Ended November 30, | | Percent Change |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2024 to 2023 |
| | ($ in thousands) | | |
| Selling, general and administrative expenses | $ 2,852,500 | $ 1,916,608 | 48.8 % |
| Percentage of revenue | 29.7 % | 26.9 % | |

Our selling, general and administrative expenses consist primarily of support personnel costs such as salaries, commissions, bonuses, employee benefits and share-based compensation costs. Selling, general and administrative expenses also include the cost of our global delivery facilities, utility expenses, hardware and software costs related to our technology infrastructure, legal and professional fees, depreciation on our technology and facility equipment, amortization of intangible assets resulting from acquisitions, marketing expenses, and acquisition-related and integration expenses.

Our selling, general and administrative expenses increased by 48.8% in fiscal year 2024, compared to fiscal year 2023, primarily due to incremental expenses associated with acquired operations, increases in expenses to support our revenue growth, an increase in amortization expense of $244.1 million primarily associated with the intangible assets recognized in the Webhelp Combination, an increase in acquisition-related and integration expenses of $85.4 million primarily related to the Webhelp Combination, and an increase in share-based compensation expense of $33.4 million. These increases were partially offset by a $28.9 million reduction in selling, general and administrative expenses due to foreign currency translation. As a percentage of revenue, selling, general and administrative expenses increased from 26.9% for fiscal year 2023 to 29.7% for fiscal year 2024 due to the net effect of the changes described above.

*Operating Income*

| | Fiscal Years Ended November 30, | | Percent Change |
| | 2024 | 2023 | 2024 to 2023 |
|---|---|---|---|
| | ($ in thousands) | | |
| Operating income | $ 596,387 | $ 661,327 | (9.8)% |
| Operating margin | 6.2 % | 9.3 % | |

Our operating income decreased during fiscal year 2024, compared to fiscal year 2023, primarily due to the increase in selling, general and administrative expenses partially offset by the increase in gross profit.

Our operating margin decreased during fiscal year 2024, compared to fiscal year 2023, due to the decrease in gross margin percentage and the increase in selling, general and administrative expenses as a percentage of revenue.

*Interest Expense and Finance Charges, Net*

| | Fiscal Years Ended November 30, | | Percent Change |
| | 2024 | 2023 | 2024 to 2023 |
|---|---|---|---|
| | ($ in thousands) | | |
| Interest expense and finance charges, net | $ 321,828 | $ 201,004 | 60.1 % |
| Percentage of revenue | 3.3 % | 2.8 % | |

Amounts recorded in interest expense and finance charges, net consist primarily of interest expense on our senior notes issued in August 2023, interest expense on term loan borrowings under our senior credit facility, interest expense on borrowings under our accounts receivable securitization facility (the "Securitization Facility"), interest expense on the promissory note issued by us to certain Sellers in connection with the Webhelp Combination (the "Sellers' Note"), and financing expenses incurred in fiscal year 2023 associated with our commitment letter dated March 29, 2023 (the "Bridge Commitment Letter," and the commitments pursuant to the Bridge Commitment Letter, the "Bridge Facility"), entered into in connection with the Webhelp Combination.

The increase in interest expense and finance charges, net during fiscal year 2024 compared to fiscal year 2023, was primarily due to an increase in interest expense on our senior notes of $98.3 million over the prior year, an increase in interest expense, including imputed interest, associated with the Sellers' Note of $26.3 million over the prior year, and a decrease in interest income related to the senior notes proceeds of $7.8 million incurred in the prior year period that did not recur in fiscal year 2024. The senior notes and the Sellers' Note were outstanding for only a portion of the fiscal year 2023. These changes were partially offset by a decrease in Bridge Facility financing fees and credit facility amendment fees of $22.5 million incurred in fiscal year 2023 that did not recur.

*Other Expense (Income), Net*

| | Fiscal Years Ended November 30, | | Percent Change |
| | 2024 | 2023 | 2024 to 2023 |
|---|---|---|---|
| | ($ in thousands) | | |
| Other expense (income), net | $ (24,715) | $ 52,095 | (147.4)% |
| Percentage of revenue | (0.3)% | 0.7 % | |

Amounts recorded as other expense (income), net primarily include foreign currency transaction gains and losses other than cash flow hedges, investment gains and losses, the non-service component of pension costs, other non-operating gains and losses, and changes in acquisition contingent consideration related to the Webhelp Combination.

Other expense (income), net in fiscal year 2024 was $24.7 million of income compared to $52.1 million of expense in fiscal year 2023. The change in other expense (income), net over the prior fiscal year period was due to income of $29.3 million during fiscal year 2024 related to the change in acquisition contingent consideration associated with the Webhelp Combination in comparison to an expense of $15.7 million in the prior fiscal year, resulting in a year over year change of $44.9 million. The remainder of the change resulted from a loss on derivative contracts entered into in connection with the Webhelp Combination in fiscal year 2023 of $14.6 million that did not recur and net foreign currency gains on a year-over-year basis.

*Provision for Income Taxes*

| | Fiscal Years Ended November 30, | | Percent Change |
|---|---|---|---|
| | 2024 | 2023 | 2024 to 2023 |
| | ($ in thousands) | | |
| Provision for income taxes | $ 48,057 | $ 94,386 | (49.1)% |
| Percentage of income before income taxes | 16.1 % | 23.1 % | |

Our provision for income taxes consists of our current and deferred tax expense resulting from our income earned in domestic and international jurisdictions.

Our provision for income taxes and effective tax rate decreased for fiscal year 2024, compared to fiscal year 2023, primarily due to the geographical mix of income and higher use of net operating loss carryforwards, and a $12.3 million net tax benefit related to certain legal entity restructuring activities.

See Note 13—Income Taxes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

*Certain Non-GAAP Financial Information*

In addition to disclosing financial results that are determined in accordance with GAAP, we also disclose certain non-GAAP financial information, including:

- Non-GAAP operating income, which is operating income, adjusted to exclude acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets and share-based compensation.

- Non-GAAP operating margin, which is non-GAAP operating income, as defined above, divided by revenue.

- Adjusted earnings before interest, taxes, depreciation, and amortization, or adjusted EBITDA, which is non-GAAP operating income, as defined above, plus depreciation (exclusive of step-up depreciation).

- Adjusted EBITDA margin, which is adjusted EBITDA, as defined above, divided by revenue.

- Non-GAAP net income, which is net income excluding the tax effected impact of acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets, share-based compensation, imputed interest related to the Sellers' Note, change in acquisition contingent consideration and foreign currency losses (gains), net. Non-GAAP net income also excludes the income tax effect of certain legal entity restructuring activity.

- Free cash flow, which is cash flows from operating activities less capital expenditures, and adjusted free cash flow, which is free cash flow excluding the effect of changes in the outstanding factoring balance. We believe that free cash flow is a meaningful measure of cash flows since capital expenditures are a necessary component of ongoing operations. We believe that adjusted free cash flow is a meaningful measure of cash flows because it removes the effect of factoring which changes the timing of the receipt of cash for certain receivables. However, free cash flow and adjusted cash flow have limitations because they do not represent the residual cash flow available for discretionary expenditures. For example, free cash flow and adjusted free cash flow do not incorporate payments for business acquisitions.

- Non-GAAP diluted earnings per common share ("EPS"), which is diluted EPS excluding the per share, tax effected impact of acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets, share-based compensation, imputed interest related to the Sellers' Note, change in acquisition contingent consideration and foreign currency losses (gains), net. Non-GAAP EPS also excludes the per share income tax effect of certain legal entity restructuring activity. Non-

GAAP EPS excludes net income attributable to participating securities, and the per share, tax-effected impact of adjustments to net income described above that are attributable to common shareholders.

We believe that providing this additional information is useful to the reader to better assess and understand our base operating performance, especially when comparing results with previous periods and for planning and forecasting in future periods, primarily because management typically monitors the business adjusted for these items in addition to GAAP results. Management also uses these non-GAAP measures to establish operational goals and, in some cases, for measuring performance for compensation purposes. These non-GAAP financial measures exclude amortization of intangible assets. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of customer relationships, technology, and trade names. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in our statements of operations. Although intangible assets contribute to our revenue generation, the amortization of intangible assets does not directly relate to the services performed for our clients. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe excluding the amortization of intangible assets, along with the other non-GAAP adjustments, which neither relate to the ordinary course of our business nor reflect our underlying business performance, enhances our and our investors' ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within our GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised. These non-GAAP financial measures also exclude share-based compensation expense. Given the subjective assumptions and the variety of award types that companies can use when calculating share-based compensation expense, management believes this additional information allows investors to make additional comparisons between our operating results and those of our peers. As these non-GAAP financial measures are not calculated in accordance with GAAP, they may not necessarily be comparable to similarly titled measures employed by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

| | Fiscal Years Ended November 30, | | |
|---|---|---|---|
| | **2024** | | **2023** |
| | ($ in thousands except per share amounts) | | |
| Operating income | $ 596,387 | $ | 661,327 |
|    Acquisition-related and integration expenses | 156,771 | | 71,336 |
|    Step-up depreciation | 9,907 | | — |
|    Amortization of intangibles | 458,925 | | 214,832 |
|    Share-based compensation | 95,922 | | 62,493 |
| Non-GAAP operating income | $ 1,317,912 | $ | 1,009,988 |
| | | | |
| Net income | $ 251,217 | $ | 313,842 |
|    Interest expense and finance charges, net | 321,828 | | 201,004 |
|    Provision for income taxes | 48,057 | | 94,386 |
|    Other expense (income), net | (24,715) | | 52,095 |
|    Acquisition-related and integration expenses | 156,771 | | 71,336 |
|    Step-up depreciation | 9,907 | | — |
|    Amortization of intangibles | 458,925 | | 214,832 |
|    Share-based compensation | 95,922 | | 62,493 |
|    Depreciation (exclusive of step-up depreciation) | 237,013 | | 171,801 |
| Adjusted EBITDA | $ 1,554,925 | $ | 1,181,789 |
| | | | |
| Operating margin | 6.2 % | | 9.3 % |
| Non-GAAP operating margin | 13.7 % | | 14.2 % |
| Adjusted EBITDA margin | 16.2 % | | 16.6 % |
| | | | |
| Net income | $ 251,217 | $ | 313,842 |
|    Acquisition-related and integration expenses | 156,771 | | 71,336 |
|    Step-up depreciation | 9,907 | | — |
|    Acquisition-related expenses included in interest expense and finance charges, net [1] | — | | 25,556 |
|    Acquisition-related expenses included in other expense (income), net [1] | — | | 14,629 |
|    Imputed interest related to Sellers' Note included in interest expense and finance charges, net | 16,895 | | 2,998 |
|    Change in acquisition contingent consideration included in other expense (income), net | (29,268) | | 15,681 |
|    Foreign currency losses (gains), net [2] | (1,850) | | 14,938 |
|    Amortization of intangibles | 458,925 | | 214,832 |
|    Share-based compensation | 95,922 | | 62,493 |
|    Income taxes related to the above [3] | (173,963) | | (105,616) |
|    Income tax effect of legal entity restructuring | (12,254) | | — |
| Non-GAAP net income | $ 772,302 | $ | 630,689 |

| | Fiscal Years Ended November 30, | | |
| --- | --- | --- | --- |
| | **2024** | | **2023** |
| Diluted earnings per common share ("EPS") | $ 3.71 | $ | 5.70 |
| Acquisition-related and integration expenses | 2.32 | | 1.30 |
| Step-up depreciation | 0.15 | | — |
| Acquisition-related expenses included in interest expense and finance charges, net [1] | — | | 0.46 |
| Acquisition-related expenses included in other expense (income), net [1] | — | | 0.27 |
| Imputed interest related to Sellers' Note included in interest expense and finance charges, net | 0.25 | | 0.05 |
| Change in acquisition contingent consideration included in other expense (income), net | (0.43) | | 0.28 |
| Foreign currency losses (gains), net [2] | (0.03) | | 0.27 |
| Amortization of intangibles | 6.79 | | 3.90 |
| Share-based compensation | 1.42 | | 1.14 |
| Income taxes related to the above [3] | (2.58) | | (1.92) |
| Income tax effect of legal entity restructuring | (0.18) | | — |
| Non-GAAP Diluted EPS | $ 11.42 | $ | 11.45 |

[1] Included in these amounts are a) Bridge Facility financing fees and b) losses associated with non-designated call option contracts put in place to hedge foreign exchange movements in connection with the Webhelp Combination that are included within interest expense and finance charges, net and other expense (income), net, respectively, in the consolidated statement of operations.

[2] Foreign currency losses (gains), net are included in other expense (income), net and primarily consist of gains and losses recognized on the revaluation and settlement of foreign currency transactions and realized and unrealized gains and losses on derivative contracts that do not qualify for hedge accounting. The reported amounts for non-GAAP net income and non-GAAP EPS for the fiscal year ended November 30, 2024 and 2023 include adjustments to exclude these foreign currency losses (gains), net.

[3] The tax effect of taxable and deductible non-GAAP adjustments was calculated using the tax deductible portion of the expenses and applying the entity specific, statutory tax rates applicable to each item during the respective fiscal years.

**Client Concentration**

In fiscal years 2024 and 2023, no client accounted for more than 10% of our consolidated revenue.

**Liquidity and Capital Resources**

Our primary uses of cash are working capital, capital expenditures to expand our delivery footprint and enhance our technology solutions, debt repayments, acquisitions, and acquisition-related and integration expenses, including in connection with our combination with Webhelp in September 2023. Our financing needs for these uses of cash have been a combination of operating cash flows and third-party debt arrangements. Our working capital needs are primarily to finance accounts receivable. When our revenue is increasing, our net investment in working capital typically increases. Conversely, when revenue is decreasing, our net investment in working capital typically decreases. To increase our market share and better serve our clients, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in working capital, personnel, facilities, and operations. These investments or acquisitions would likely be funded primarily by our existing cash and cash equivalents, available liquidity, including capacity on our debt arrangements, or the issuance of securities. We funded the Webhelp Combination through (i) proceeds from our August 2023 offering and sale of senior notes, (ii) term loan borrowings under our senior credit facility, and (iii) cash on hand.

In September 2021, considering our strong free cash flow, low leverage and adequate liquidity to support capital return to stockholders while maintaining flexibility to pursue acquisitions, our board of directors authorized a share repurchase program. Under the share repurchase program, the board of directors authorized the repurchase of up to $500 million of our common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. The share repurchase program has no termination date and may be suspended or discontinued at any time. During the fiscal years ended November 30, 2024 and 2023, we repurchased 2,200,819 and 709,438 shares, respectively, of our common stock under the share repurchase program for approximately $136.1 million and $64.0 million, respectively, in the aggregate. At November 30, 2024, approximately $154.0 million remained available for share repurchases under the existing authorization from our board of directors.

During December 2024, we repurchased 150,563 shares of our common stock under the share repurchase program for an aggregate purchase price of $6.5 million.

In January 2025, our board of directors extended our share repurchase program by authorizing an increase of the amount remaining for share repurchases under the existing share repurchase authorization to $600 million.

During fiscal years 2024 and 2023, we paid the following dividends per share approved by our board of directors:

| Announcement Date | Record Date | Per Share Dividend Amount | Payment Date |
|---|---|---|---|
| January 19, 2023 | January 30, 2023 | $0.275 | February 10, 2023 |
| March 29, 2023 | April 28, 2023 | $0.275 | May 9, 2023 |
| June 28, 2023 | July 28, 2023 | $0.275 | August 8, 2023 |
| September 27, 2023 | October 27, 2023 | $0.3025 | November 7, 2023 |
| January 24, 2024 | February 5, 2024 | $0.3025 | February 15, 2024 |
| March 26, 2024 | April 26, 2024 | $0.3025 | May 7, 2024 |
| June 26, 2024 | July 26, 2024 | $0.3025 | August 6, 2024 |
| September 25, 2024 | October 25, 2024 | $0.33275 | November 5, 2024 |

On January 15, 2025, the Company announced a cash dividend of $0.33275 per share to stockholders of record as of the close of business on January 31, 2025, payable on February 11, 2025.

We expect that future cash dividends will be paid on a quarterly basis. However, any decision to pay future cash dividends will be subject to our board of directors' approval, and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt agreements, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay a dividend in the future.

### *Debt Arrangements*

*Senior Notes*

On August 2, 2023, we issued and sold (i) $800 million aggregate principal amount of 6.650% Senior Notes due 2026 (the "2026 Notes"), (ii) $800 million aggregate principal amount of 6.600% Senior Notes due 2028 (the "2028 Notes") and (iii) $550 million aggregate principal amount of 6.850% Senior Notes due 2033 (the "2033 Notes" and, together with the 2026 Notes and 2028 Notes, the "Senior Notes"). The Senior Notes were sold in a registered public offering pursuant to our Registration Statement on Form S-3, which became effective upon filing, and a Prospectus Supplement dated July 19, 2023, to a Prospectus dated July 17, 2023.

The Senior Notes were issued pursuant to, and are governed by, an indenture, dated as of August 2, 2023 (the "Base Indenture"), between Concentrix and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), as supplemented by a first supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2026 Notes, a second supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2028 Notes, and a third supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2033 Notes (such supplemental indentures, together with the Base Indenture, the "Indenture"). The Indenture contains customary covenants and restrictions, including covenants that limit Concentrix Corporation's and certain of its subsidiaries' ability to create or incur liens on shares of stock of certain subsidiaries or on principal properties, engage in sale/leaseback transactions or, with respect to Concentrix Corporation, consolidate or merge with, or sell or lease substantially all its assets to, another person. The Indenture also provides for customary events of default.

In connection with the closing of the Webhelp Combination, we entered into cross-currency swap arrangements with certain financial institutions for a total notional amount of $500 million of the Senior Notes. In addition to aligning the currency of a portion of our interest payments to our euro-denominated cash flows, the arrangements effectively converted $250 million aggregate principal amount of the 2026 Notes and $250 million aggregate principal amount of the 2028 Notes into synthetic fixed euro-based debt at weighted average interest rates of 5.12% and 5.18%, respectively.

*Restated Credit Facility*

On April 21, 2023, we entered into an Amendment and Restatement Agreement (the "Amendment Agreement") with the lenders party thereto, JPMorgan Chase Bank, N.A. and Bank of America, N.A. to amend and restate our prior credit agreement dated as of October 16, 2020 (the "Prior Credit Facility" and as amended and restated, the "Restated Credit Facility").

The Restated Credit Facility provides for the extension of a senior unsecured revolving credit facility not to exceed an aggregate principal amount of $1,042.5 million. The Restated Credit Facility also provides for a senior unsecured term loan facility in an aggregate principal amount not to exceed approximately $2,144.7 million (the "Term Loan"), of which $1,850 million was incurred upon the amendment and approximately $294.7 million was drawn on a delayed draw basis (the "Delayed Draw Term Loans") on the closing date of the Webhelp combination (the "Closing Date"). Aggregate borrowing capacity under the Restated Credit Facility may be increased by up to an additional $500 million by increasing the amount of the revolving credit facility or by incurring additional term loans, in each case subject to the satisfaction of certain conditions set forth in the Restated Credit Facility, including the receipt of additional commitments for such increase.

As of November 30, 2023, the outstanding principal balance on the Term Loan was $1,950 million due to principal payments made subsequent to the Closing Date. During fiscal year 2024, we voluntarily prepaid $450 million of the principal balance on the Term Loan, without penalty, resulting in an outstanding balance at November 30, 2024 of approximately $1,500 million.

The maturity date of the Restated Credit Facility remains December 27, 2026, subject, in the case of the revolving credit facility, to two one-year extensions upon our prior notice to the lenders and the agreement of the lenders to extend such maturity date. Due to the voluntary prepayments previously described, no principal payment on the term loans is due until fiscal year 2026 with the remaining outstanding principal amount due in full on the maturity date.

Borrowings under the Restated Credit Facility bear interest, in the case of SOFR rate loans, at a per annum rate equal to the applicable SOFR rate (but not less than 0.0%), plus an applicable margin, which ranges from 1.125% to 2.000%, based on the credit ratings of our senior unsecured non-credit enhanced long-term indebtedness for borrowed money plus a credit spread adjustment to the SOFR rate of 0.10%. Borrowings under the Restated Credit Facility that are base rate loans bear interest at a per annum rate (but not less than 1.0%) equal to (i) the greatest of (A) the Prime Rate (as defined in the Restated Credit Facility) in effect on such day, (B) the NYFRB Rate (as defined in the Restated Credit Facility) in effect on such day plus ½ of 1.0%, and (C) the adjusted one-month term SOFR rate plus 1.0% per annum, plus (ii) an applicable margin, which ranges from 0.125% to 1.000%, based on the credit ratings of our senior unsecured non-credit enhanced long-term indebtedness for borrowed money.

The Restated Credit Facility contains certain loan covenants that are customary for credit facilities of this type and that restrict our ability to take certain actions, including the creation of liens, mergers or consolidations, changes to the nature of our business, and, solely with respect to our subsidiaries, incurrence of indebtedness. In addition, the Restated Credit Facility contains financial covenants that require us to maintain at the end of each fiscal quarter, (i) a consolidated leverage ratio (as defined in the Restated Credit Facility) not to exceed 3.75 to 1.0 (or for certain periods following certain qualified acquisitions, 4.25 to 1.0) and (ii) a consolidated interest coverage ratio (as defined in the Restated Credit Facility) equal to or greater than 3.00 to 1.0. The Restated Credit Facility also contains various customary events of default, including payment defaults, defaults under certain other indebtedness, and a change of control of Concentrix Corporation.

None of our subsidiaries guarantees the obligations under the Restated Credit Facility.

Prior to entering into the Amendment Agreement, obligations under the Prior Credit Facility were secured by substantially all of the assets of Concentrix Corporation and certain of our U.S. subsidiaries and were guaranteed by certain of our U.S. subsidiaries. Borrowings under the Prior Credit Facility bore interest, in the case of term or daily SOFR loans, at a per annum rate equal to the applicable SOFR rate (but not less than 0.0%), plus an adjustment of between 0.10% and 0.25% depending on the interest period of each SOFR loan, plus an applicable margin, which ranged from 1.25% to 2.00%, based on our consolidated leverage ratio. Borrowings under the Prior Credit Facility that were base rate loans bore interest at a per annum rate equal to (i) the greatest of (a) the Federal Funds Rate in effect on such day plus ½ of 1.00%, (b) the rate of interest last publicly announced by Bank of America as its "prime rate" and (c) the term SOFR rate plus 1.00%, plus (ii) an applicable margin, which ranged from 0.25% to 1.00%, based on our consolidated leverage ratio. From August 31, 2022 through the date of the Amendment Agreement, the outstanding principal of the term loans under the Prior Credit Facility was payable in quarterly installments of $26.25 million.

During fiscal year 2023, we voluntarily prepaid $25.0 million of the principal balance on the term loans under the Prior Credit Facility, without penalty.

At November 30, 2024 and 2023, no amounts were outstanding under our revolving credit facility.

*Securitization Facility*

On April 25, 2024, we entered into an amendment to the Securitization Facility to (i) increase the commitment of the lenders to provide available borrowings from up to $500 million to up to $600 million, (ii) extend the termination date of the Securitization Facility from July 5, 2024 to April 24, 2026, and (iii) amend the interest rate margins, such that borrowings under the Securitization Facility that are funded by certain lenders through such lenders' issuance of commercial paper bear interest at the applicable commercial paper rate plus a spread of 0.80% and, otherwise, at a bank rate that includes a per annum rate equal to the applicable SOFR rate (subject to a SOFR related adjustment of 0.10%), plus a spread of 0.90%.

Under the Securitization Facility, Concentrix Corporation and certain of its U.S. based subsidiaries sell or otherwise transfer all of their accounts receivable to a special purpose bankruptcy-remote subsidiary of Concentrix Corporation that grants a security interest in the receivables to the lenders in exchange for available borrowings of up to $600 million. Borrowing availability under the Securitization Facility may be limited by our accounts receivable balances, changes in the credit ratings of our clients comprising the receivables, client concentration levels in the receivables, and certain characteristics of the accounts receivable being transferred (including factors tracking performance of the accounts receivable over time).

The Securitization Facility contains various affirmative and negative covenants, including a consolidated leverage ratio covenant that is consistent with the Restated Credit Facility and customary events of default, including payment defaults, defaults under certain other indebtedness, a change in control of Concentrix Corporation, and certain events negatively affecting the overall credit quality of the transferred accounts receivable.

On January 14, 2025, we entered into an amendment to the Securitization Facility to increase the commitment of the lenders to provide available borrowings from up to $600 million to up to $700 million and extend the termination date of the Securitization Facility from April 24, 2026 to January 14, 2027.

*Sellers' Note*

On September 25, 2023, as part of the consideration for the Webhelp Combination, we issued the Sellers' Note in the aggregate principal amount of €700 million to certain Sellers. Pursuant to the Sellers' Note, the unpaid principal amount outstanding accrues interest at a rate of two percent (2%) per annum, and all principal and accrued interest will be due and payable on September 25, 2025. The stated rate of interest is below our expected borrowing rate. As a result, we discounted the Sellers' Note by €31,500. The discounted value is being amortized into interest expense over the two-year term.

As of November 30, 2024 and 2023, we were in compliance with the debt covenants related to our debt arrangements.

*Cash Flows – Fiscal Years Ended November 30, 2024 and 2023*

The following summarizes our cash flows for the fiscal years ended November 30, 2024 and 2023, as reported in our consolidated statement of cash flows in the accompanying consolidated financial statements.

| | Fiscal Years Ended November 30, | |
|---|---|---|
| | 2024 | 2023 |
| | ($ in thousands) | |
| Net cash provided by operating activities | $ 667,492 | $ 678,008 |
| Net cash used in investing activities | (244,266) | (2,109,240) |
| Net cash provided by (used in) financing activities | (492,532) | 1,802,676 |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | (17,577) | (12,420) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | $ (86,883) | $ 359,024 |
| Cash, cash equivalents and restricted cash at beginning of year | 516,487 | 157,463 |
| Cash, cash equivalents and restricted cash at end of year | $ 429,604 | $ 516,487 |

*Operating Activities*

Net cash provided by operating activities was $667.5 million for fiscal year 2024, compared to $678.0 million for fiscal year 2023. The decrease in net cash provided by operating activities over the prior year was primarily related to a decrease in net income and unfavorable changes in operating assets and liabilities.

*Investing Activities*

Net cash used in investing activities for fiscal year 2024 was $244.3 million. The net cash used in investing activities consisted primarily of purchases of property and equipment of $238.8 million and payment of deferred cash consideration of $4.5 million related to the Webhelp Combination.

Net cash used in investing activities in fiscal year 2023 was $2,109.2 million. The net cash used in investing activities consisted primarily of the aggregate cash paid in connection with the Webhelp Combination of approximately $1,914.1 million, purchases of property and equipment of $180.5 million, and a premium paid for call options entered into in connection with the Webhelp Combination of $14.6 million.

*Financing Activities*

Net cash used in financing activities in fiscal year 2024 was $492.5 million, consisting primarily of principal payments of $450.0 million made on term loan borrowings under our secured credit facility, share repurchases of $149.5 million, including repurchases under our share repurchase program and shares withheld upon vesting of share-based awards to satisfy tax withholding obligations, dividends paid of $83.8 million, a change in funds held for clients of $32.2 million, and cash paid related to acquired earnout liabilities of $22.7 million. These payments were partially offset by net borrowings of $242.5 million under our Securitization Facility.

Net cash provided by financing activities in fiscal year 2023 was $1,802.7 million, consisting primarily of proceeds, before expenses, of $2,137.0 million from the issuance of the Senior Notes in August 2023, proceeds from the Delayed Draw Term Loans of $294.7 million, partially offset by principal payments of $194.7 million made on the Term Loan, principal payments of $25.0 million made on term loan borrowings under our Prior Credit Facility, net repayments of $228.0 million under our Securitization Facility, repurchases of our common stock of $81.2 million, including repurchases under our share repurchase program and shares withheld upon the vesting of share-based awards to satisfy tax withholding obligation, dividends of $63.5 million, and cash paid of $30.5 million related to debt issuance costs for the Senior Notes, financing fees for the Bridge Facility and amendment fees related to our Restated Credit Facility.

We believe our current cash balances and credit availability are enough to support our operating activities for the next twelve months and beyond.

*Free Cash Flow and Adjusted Free Cash Flow (non-GAAP measures)*

| | Fiscal Years Ended November 30, | |
|---|---|---|
| | 2024 | 2023 |
| | ($ in thousands) | |
| Net cash provided by operating activities | $ 667,492 | $ 678,008 |
| Purchases of property and equipment | (238,762) | (180,532) |
| Free cash flow (a non-GAAP measure) | $ 428,730 | $ 497,476 |
| Change in outstanding factoring balances | 45,788 | |
| Adjusted free cash flow (a non-GAAP measure) | $ 474,518 | |

Our free cash flow was $428.7 million in fiscal year 2024, compared to $497.5 million in fiscal year 2023. The decrease in free cash flow in fiscal year 2024 over the prior year primarily reflects a decrease in net cash provided by operating activities and an increase in capital expenditures as a result of the full year impact of the expanded business due to the Webhelp Combination.

Our adjusted free cash flow was $474.5 million in fiscal year 2024. Adjusted free cash flow was not a non-GAAP measure utilized in fiscal year 2023 due to the absence of an active factoring program prior to the Webhelp Combination in September 2023.

*Capital Resources*

As of November 30, 2024, we had total liquidity of $1,512.1 million, which includes undrawn capacity on our revolving credit facility of $1,042.5 million, undrawn capacity of $229.0 million under our Securitization Facility, and cash and cash equivalents.

Our cash and cash equivalents totaled $240.6 million and $295.3 million as of November 30, 2024 and 2023, respectively. Of our total cash and cash equivalents, 98% and 99% were held by our non-U.S. legal entities as of November 30, 2024 and 2023, respectively. The cash and cash equivalents held by our non-U.S. legal entities are no longer subject to U.S. federal tax on repatriation into the United States; repatriation of some non-U.S. balances is restricted by local laws. Historically, we have fully utilized and reinvested all non-U.S. cash to fund our international operations and expansions; however, we have recorded deferred tax liabilities related to non-U.S. withholding taxes on the earnings of certain previously acquired non-U.S. entities that are likely to be repatriated in the future. If in the future our intentions change, and we repatriate the cash back to the United States, we will report in our consolidated financial statements the impact of the state and withholding taxes depending upon the planned timing and manner of such repatriation.

We believe that our available cash and cash equivalents balances, the cash flows expected to be generated from operations, and our sources of liquidity will be sufficient to satisfy our current and planned working capital and investment needs for the next twelve months. We also believe that our longer-term working capital, planned capital expenditures, and other general corporate funding requirements will be satisfied through cash flows from operations and, to the extent necessary, from our borrowing facilities and future financing activities.

### *Material Cash Requirements, including Contractual Obligations to Third Parties*

The following table summarizes our material cash requirements from known contractual or other obligations as of November 30, 2024 that are not disclosed elsewhere in this Annual Report on Form 10-K:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | **Total** | **Less than 1 Year** | **1 - 3 Years** | **3 - 5 Years** | **>5 Years** |
| | | | (in thousands) | | |
| **Certain Contractual Obligations:** | | | | | |
| Interest on financing agreements [(a)] | $ 847,962 | $ 284,783 | $ 314,488 | $ 110,550 | $ 138,141 |
| Defined benefit plan funding [(b)] | 60,618 | — | — | 4,603 | 56,015 |

(a) Cash obligations for required interest payments on our variable-rate debt obligations at the current rates as of November 30, 2024.

(b) Includes projected contributions to achieve minimum funding objectives for our cash balance pension plan.

As of November 30, 2024, we have established a reserve of $113.0 million for unrecognized tax benefits. As we are unable to reasonably predict the timing of settlement related to these unrecognized tax benefits, the table above excludes such liabilities.

We currently expect our fiscal year 2025 capital expenditures to be approximately $230 million to $250 million, which includes investments to support our growth and maintenance capital expenditures.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

**Market Risk**

We are and will be exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from changes in market rates and prices. Our risk management strategy includes managing these risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We utilize derivative financial instruments to hedge economic exposures, as well as reduce earnings and cash flow volatility resulting from shifts in market rates. In using derivative financial instruments to hedge our exposures to changes in exchange rates, we expose ourselves to counterparty credit risk. We manage our exposure to counterparty credit risk by entering into derivative financial instruments with investment grade-rated institutions that can be expected to perform fully under the terms of the agreements and by diversifying the financial institutions with which we enter into such agreements. There can be no guarantee that the risk management activities that we have entered into will be sufficient to fully offset market risk or reduce earnings and cash flow volatility resulting from shifts in market rates. See Note 7 of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional discussion of our financial risk management.

**Foreign Currency Risk**

While approximately 50% of our revenue is priced in U.S. dollars, we recognize a substantial amount of revenue under contracts that are denominated in euros, British pounds, Japanese yen, and Brazilian real, among other currencies. A significant increase in the value of the U.S. dollar relative to these currencies may have a material adverse effect on the value of those services when translated into U.S. dollars.

We serve many of our U.S.-based, European and British clients from our delivery centers located around the world. As a result, a substantial portion of the costs to deliver these services are denominated in the local currency of the country where the services are performed. This creates foreign exchange exposure for us. As of November 30, 2024, we have hedged a portion of our exposure related to the anticipated cash flow requirements denominated in certain foreign currencies by entering into hedging contracts with institutions to acquire a total of PHP 42,700.0 million at a fixed price of $747.4 million at various dates through November 2026; and INR 27,790.0 million at a fixed price of $324.0 million at various dates through November 2026. The fair value of these derivative instruments as of November 30, 2024 is presented in Note 8 of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The potential loss in fair value at November 30, 2024 for such contracts resulting from a hypothetical 10% adverse change in the underlying foreign currency exchange rates is approximately $105.0 million. This loss would be substantially mitigated by corresponding gains on the underlying foreign currency exposures.

Other foreign currency exposures arise from transactions denominated in a currency other than the functional currency. We periodically enter into hedging contracts that are not denominated as hedges. The purpose of these derivative instruments is to mitigate the risk of foreign currency exposure related to receivables, payables and intercompany transactions that are denominated in currencies that are different from the functional currencies of our respective legal entities that are party to the transactions. As of November 30, 2024, the fair value of these derivatives not designated as hedges was a net receivable of $13.8 million.

**Interest Rate Risk**

At November 30, 2024, our outstanding debt under our Restated Credit Facility and our Securitization Facility is variable rate debt, which exposes the Company to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a one hundred basis point increase in interest rates on our variable-rate debt would cause an estimated increase in interest expense of approximately $18.7 million per year.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### Index to Consolidated Financial Statements

## Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of November 30, 2024, our internal control over financial reporting was effective at the reasonable assurance level based on those criteria.

The effectiveness of our internal control over financial reporting as of November 30, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears beginning on the following page of this Annual Report on Form 10-K.

## Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Concentrix Corporation:

*Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting*

We have audited the accompanying consolidated balance sheets of Concentrix Corporation and subsidiaries (the Company) as of November 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended November 30, 2024, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of November 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

*Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made

only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

*Sufficiency of audit evidence over revenue*
As discussed in Notes 2 and 10 to the consolidated financial statements, and presented in the consolidated statement of operations, the Company reported revenue of $9,619 million for the fiscal year ended November 30, 2024. Revenue is generated primarily from the provision of technology and services to its clients. The Company recognizes revenue from contracts, and accounts for a contract with a client, when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance, and consideration is probable of collection. The Company operates in over 70 countries across six continents, with significant concentrations in the Philippines, India, Brazil, the United States, Egypt, Türkiye, Colombia, Malaysia, Morocco, China, the United Kingdom, and elsewhere throughout EMEA, Latin America, and Asia-Pacific.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment because of the geographical dispersion of the Company's revenue generating activities.  This included determining the locations for which procedures were performed and evaluating the evidence obtained over revenue.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue, including the determination of the locations at which those procedures were performed. For each location for which procedures were performed, we evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls related to the appropriate recording of revenue. For certain locations, we performed a software-assisted data analysis to test relationships among certain revenue transactions. In addition, for certain locations, we compared the amounts recognized as revenue for a sample of transactions for consistency with relevant underlying documentation, including contracts and other third-party evidence. We evaluated the sufficiency of the audit evidence obtained over revenue by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.


/s/ KPMG LLP

We have served as the Company's auditor since 2019.

Cincinnati, Ohio
January 28, 2025

# CONCENTRIX CORPORATION
## CONSOLIDATED BALANCE SHEETS
### (currency and share amounts in thousands, except par value)

|  | November 30, 2024 | November 30, 2023 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 240,571 | $ 295,336 |
| Accounts receivable, net | 1,926,737 | 1,888,890 |
| Other current assets | 675,116 | 674,423 |
| Total current assets | 2,842,424 | 2,858,649 |
| Property and equipment, net | 714,517 | 748,691 |
| Goodwill | 4,986,967 | 5,078,668 |
| Intangible assets, net | 2,286,940 | 2,804,965 |
| Deferred tax assets | 218,396 | 72,333 |
| Other assets | 942,194 | 928,521 |
| Total assets | $ 11,991,438 | $ 12,491,827 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 209,812 | $ 243,565 |
| Current portion of long-term debt | 2,522 | 2,313 |
| Accrued compensation and benefits | 706,619 | 731,172 |
| Other accrued liabilities | 977,314 | 1,016,406 |
| Income taxes payable | 99,546 | 80,583 |
| Total current liabilities | 1,995,813 | 2,074,039 |
| Long-term debt, net | 4,733,056 | 4,939,712 |
| Other long-term liabilities | 910,271 | 920,536 |
| Deferred tax liabilities | 312,574 | 414,246 |
| Total liabilities | 7,951,714 | 8,348,533 |
| Commitments and contingencies (Note 14) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.0001 par value, 10,000 shares authorized and no shares issued and outstanding as of November 30, 2024 and 2023, respectively | — | — |
| Common stock, $0.0001 par value, 250,000 shares authorized; 68,849 and 67,883 shares issued as of November 30, 2024 and 2023, respectively, and 64,238 and 65,734 shares outstanding as of November 30, 2024 and 2023, respectively | 7 | 7 |
| Additional paid-in capital | 3,683,608 | 3,582,521 |
| Treasury stock, 4,611 and 2,149 shares as of November 30, 2024 and 2023, respectively | (421,449) | (271,968) |
| Retained earnings | 1,191,871 | 1,024,461 |
| Accumulated other comprehensive loss | (414,313) | (191,727) |
| Total stockholders' equity | 4,039,724 | 4,143,294 |
| Total liabilities and stockholders' equity | $ 11,991,438 | $ 12,491,827 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONCENTRIX CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (currency and share amounts in thousands, except per share amounts)

| | | Fiscal Years Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| Revenue | $ | 9,618,900 | $ | 7,114,706 | $ | 6,324,473 |
| Cost of revenue | | 6,170,013 | | 4,536,771 | | 4,067,210 |
| Gross profit | | 3,448,887 | | 2,577,935 | | 2,257,263 |
| Selling, general and administrative expenses | | 2,852,500 | | 1,916,608 | | 1,617,071 |
| Operating income | | 596,387 | | 661,327 | | 640,192 |
| Interest expense and finance charges, net | | 321,828 | | 201,004 | | 70,076 |
| Other expense (income), net | | (24,715) | | 52,095 | | (34,887) |
| Income before income taxes | | 299,274 | | 408,228 | | 605,003 |
| Provision for income taxes | | 48,057 | | 94,386 | | 169,363 |
| Net income before non-controlling interest | | 251,217 | | 313,842 | | 435,640 |
| Less: Net income attributable to non-controlling interest | | — | | — | | 591 |
| Net income attributable to Concentrix Corporation | $ | 251,217 | $ | 313,842 | $ | 435,049 |
| | | | | | | |
| Earnings per common share: | | | | | | |
| Basic | $ | 3.72 | $ | 5.72 | $ | 8.34 |
| Diluted | $ | 3.71 | $ | 5.70 | $ | 8.28 |
| Weighted-average common shares outstanding: | | | | | | |
| Basic | | 64,977 | | 53,801 | | 51,353 |
| Diluted | | 65,074 | | 54,010 | | 51,740 |

The accompanying notes are an integral part of these consolidated financial statements.

**CONCENTRIX CORPORATION**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
**(currency in thousands)**

| | Fiscal Years Ended November 30, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Net income before non-controlling interest | $ 251,217 | $ 313,842 | $ 435,640 |
| Other comprehensive income (loss): | | | |
| Unrealized gains (losses) of defined benefit plans, net of taxes of $(2,078), $(894), and $(4,329) for fiscal years ended November 30, 2024, 2023 and 2022, respectively | 5,988 | (2,800) | 14,274 |
| Unrealized gains (losses) on hedges during the period, net of taxes of $9,514, $(4,938), and $15,427 for fiscal years ended November 30, 2024, 2023 and 2022, respectively | (34,029) | 10,610 | (45,464) |
| Reclassification of net losses on hedges to net income, net of taxes of $(1,230), $(4,594), and $(9,276) for fiscal years ended November 30, 2024, 2023 and 2022, respectively | 3,659 | 13,793 | 26,953 |
| Total change in unrealized gains (losses) on hedges, net of taxes | (30,370) | 24,403 | (18,511) |
| Foreign currency translation adjustments for fiscal years ended November 30, 2024, 2023 and 2022 | (198,204) | 102,419 | (240,986) |
| Other comprehensive income (loss) | (222,586) | 124,022 | (245,223) |
| Comprehensive income | 28,631 | 437,864 | 190,417 |
| Less: Comprehensive income attributable to non-controlling interest | — | — | 591 |
| Comprehensive income attributable to Concentrix Corporation | $ 28,631 | $ 437,864 | $ 189,826 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONCENTRIX CORPORATION
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## (currency and share amounts in thousands)

| | | Concentrix Corporation Stockholders' Equity | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Common Stock | | | Treasury stock | | | | |
| | Redeemable non-controlling interest | Shares | Amount | Additional paid-in capital | Shares | Amount | Retained earnings | Accumulated other comprehensive income (loss) | Total |
| Balances, November 30, 2021 | $ — | 51,594 | $ 5 | $ 2,355,767 | 333 | $ (57,486) | $ 392,495 | $ (70,526) | $ 2,620,255 |
| Other comprehensive loss | — | — | — | — | — | — | — | (245,223) | (245,223) |
| Equity awards issued as acquisition purchase consideration | — | — | — | 15,725 | — | — | — | — | 15,725 |
| Acquisition of non-controlling interest in subsidiary | 2,000 | — | — | — | — | — | — | — | — |
| Net income attributable to non-controlling interest | 591 | — | — | — | — | — | — | — | — |
| Purchase of non-controlling interest in subsidiary | (2,591) | — | — | 91 | — | — | — | — | 91 |
| Share-based compensation activity | — | 773 | — | 56,730 | — | — | — | — | 56,730 |
| Repurchase of common stock for tax withholdings on equity awards | — | — | — | — | 96 | (12,474) | — | — | (12,474) |
| Repurchase of common stock | — | — | — | — | 842 | (120,819) | — | — | (120,819) |
| Dividends | — | — | — | — | — | — | (53,430) | — | (53,430) |
| Net income | — | — | — | — | — | — | 435,049 | — | 435,049 |
| Balances, November 30, 2022 | — | 52,367 | 5 | 2,428,313 | 1,271 | (190,779) | 774,114 | (315,749) | 2,695,904 |
| Other comprehensive income | — | — | — | — | — | — | — | 124,022 | 124,022 |
| Common stock issued as acquisition purchase consideration | — | 14,862 | 2 | 1,084,894 | — | — | — | — | 1,084,896 |
| Share-based compensation activity | — | 654 | — | 69,314 | — | — | — | — | 69,314 |
| Repurchase of common stock for tax withholdings on equity awards | — | — | — | — | 169 | (17,231) | — | — | (17,231) |
| Repurchase of common stock | — | — | — | — | 709 | (63,958) | — | — | (63,958) |
| Dividends | — | — | — | — | — | — | (63,495) | — | (63,495) |
| Net income | — | — | — | — | — | — | 313,842 | — | 313,842 |
| Balances, November 30, 2023 | — | 67,883 | 7 | 3,582,521 | 2,149 | (271,968) | 1,024,461 | (191,727) | 4,143,294 |
| Other comprehensive loss | — | — | — | — | — | — | — | (222,586) | (222,586) |
| Share-based compensation activity | — | 966 | — | 101,087 | — | — | — | — | 101,087 |
| Repurchase of common stock for tax withholdings on equity awards | — | — | — | — | 261 | (13,385) | — | — | (13,385) |
| Repurchase of common stock | — | — | — | — | 2,201 | (136,096) | — | — | (136,096) |
| Dividends | — | — | — | — | — | — | (83,807) | — | (83,807) |
| Net income | — | — | — | — | — | — | 251,217 | — | 251,217 |
| Balances, November 30, 2024 | $ — | 68,849 | $ 7 | $ 3,683,608 | 4,611 | $ (421,449) | $ 1,191,871 | $ (414,313) | $ 4,039,724 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONCENTRIX CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (currency in thousands)

| | Fiscal Years Ended November 30, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **Cash flows from operating activities:** | | | |
| Net income before non-controlling interest | $ 251,217 | $ 313,842 | $ 435,640 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 246,920 | 173,463 | 146,864 |
| Amortization | 458,925 | 214,832 | 162,673 |
| Non-cash share-based compensation | 96,057 | 62,113 | 47,142 |
| Provision for doubtful accounts | 7,057 | 10,236 | 3,329 |
| Deferred income taxes | (235,248) | (121,711) | (30,824) |
| Unrealized foreign exchange loss | — | — | 374 |
| Loss on call options | — | 14,629 | — |
| Amortization of debt discount and issuance costs | 25,276 | 6,089 | 1,771 |
| Pension and other post-retirement benefit costs | 16,097 | 11,328 | 9,437 |
| Pension and other post-retirement plan contributions | (4,442) | (12,143) | (12,776) |
| Change in acquisition contingent consideration | (29,268) | 15,681 | — |
| Other | 1,791 | 306 | 537 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | (63,851) | (45,895) | (53,129) |
| Accounts payable | (25,819) | 9,341 | 14,626 |
| Other operating assets and liabilities | (77,220) | 25,897 | (124,944) |
| Net cash provided by operating activities | 667,492 | 678,008 | 600,720 |
| **Cash flows from investing activities:** | | | |
| Purchases of property and equipment | (238,762) | (180,532) | (140,018) |
| Premiums paid for call options | — | (14,629) | — |
| Acquisitions of business, net of cash and restricted cash acquired | (5,504) | (1,914,079) | (1,698,261) |
| Other investments | — | — | (1,000) |
| Net cash used in investing activities | (244,266) | (2,109,240) | (1,839,279) |
| **Cash flows from financing activities:** | | | |
| Proceeds from the Restated Credit Facility - Term Loan | — | 294,702 | — |
| Repayments of the Restated Credit Facility - Term Loan | (450,000) | (194,702) | — |
| Proceeds from the Prior Credit Facility - Term Loan | — | — | 2,100,000 |
| Repayments of the Prior Credit Facility - Term Loan | — | (25,000) | (225,000) |
| Repayments of the original credit facility - original term loan | — | — | (700,000) |
| Proceeds from the Securitization Facility | 2,191,000 | 1,964,000 | 1,831,000 |
| Repayments of the Securitization Facility | (1,948,500) | (2,192,000) | (1,579,500) |
| Proceeds from the issuance of Senior Notes | — | 2,136,987 | — |
| Other debt proceeds | 6,369 | — | — |
| Other debt repayments | (7,558) | — | — |
| Cash paid for debt issuance costs | (600) | (30,519) | (9,331) |
| Purchase of non-controlling interest in subsidiary | — | — | (2,500) |
| Cash paid for acquired earnout liabilities | (22,737) | (13,309) | — |
| Proceeds from exercise of stock options | 5,030 | 7,201 | 9,588 |
| Repurchase of common stock for tax withholdings on equity awards | (13,385) | (17,231) | (12,474) |
| Repurchase of common stock | (136,096) | (63,958) | (120,819) |
| Dividends paid | (83,807) | (63,495) | (53,430) |
| Change in funds held for clients | (32,248) | — | — |
| Net cash provided by (used in) financing activities | (492,532) | 1,802,676 | 1,237,534 |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | (17,577) | (12,420) | (24,522) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | (86,883) | 359,024 | (25,547) |
| Cash, cash equivalents and restricted cash at beginning of year | 516,487 | 157,463 | 183,010 |
| Cash, cash equivalents and restricted cash at end of year | $ 429,604 | $ 516,487 | $ 157,463 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONCENTRIX CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (currency in thousands)

| | Fiscal Years Ended November 30, | | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| **Supplemental disclosures of cash flow information:** | | | | | | |
| Interest paid on borrowings | $ | 282,270 | $ | 142,598 | $ | 67,601 |
| Income taxes paid | $ | 298,445 | $ | 217,252 | $ | 143,865 |
| **Supplemental disclosure of non-cash investing activities:** | | | | | | |
| Accrued costs for property and equipment purchases | $ | 24,856 | $ | 26,374 | $ | 12,675 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONCENTRIX CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### (currency and share amounts in thousands, except per share amounts)

## NOTE 1—BACKGROUND AND BASIS OF PRESENTATION:

### Background

Concentrix Corporation ("Concentrix" or the "Company"), is a global technology and services leader that powers its clients' brand experiences and digital operations. The Company designs, builds, and runs fully integrated, end-to-end solutions, including customer experience ("CX") process optimization, technology innovation and design engineering, front- and back-office automation, analytics and business transformation services to clients in five primary industry verticals: technology and consumer electronics; retail, travel and e-commerce; communications and media; banking, financial services and insurance; and healthcare.

### Basis of presentation (including principles of consolidation)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company, its majority-owned subsidiaries and entities over which the Company has control. All intercompany balances and transactions have been eliminated in consolidation.

*Reclassifications*

Certain amounts in the consolidated financial statements related to the prior years have been reclassified to conform to the current year's presentation.

## NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

### Segment reporting

Concentrix' operations are based on an integrated global delivery model whereby services under a client contract in one location may be provided from delivery centers located in one or more different countries, with a significant portion of the Company's workforce located in the Philippines and India. Given the homogeneity of end-to-end solutions and technology and the integrated delivery model, the Company operates in a single operating segment, based on how the chief operating decision maker ("CODM") views and evaluates the Company's operations in making operational and strategic decisions and assessments of financial performance. The Company's President and Chief Executive Officer has been identified as the CODM.

### Cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured.

### Accounts receivable and allowance for doubtful accounts

Accounts receivable are comprised primarily of amounts owed to the Company by clients and are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate to cover the losses resulting from uncertainty regarding collections from customers to make payments for outstanding balances. In estimating the required allowance, the Company considers the overall quality and aging of the accounts receivable and credit evaluations of its clients' financial condition. The Company also evaluates the collectability of accounts receivable based on specific client circumstances, current economic trends, historical experience with collections and the value and adequacy of any collateral received from clients.

**Unbilled receivables**

For the majority of service contracts, the Company performs the services prior to billing the client, and this amount is captured as an unbilled receivable included in accounts receivable, net on the consolidated balance sheet. Billing usually occurs in the month after the Company performs the services or in accordance with the specific contractual provisions.

**Accounts receivable factoring**

Following the combination with Webhelp (as further described in Note 3), the Company has continued Webhelp's pre-existing factoring programs with certain clients to sell accounts receivable to financial institutions under non-recourse agreements in exchange for cash proceeds.

During the years ended November 30, 2024 and 2023, the Company sold approximately $1.4 billion and $313,000 of accounts receivable under its factoring programs. As of November 30, 2024 and 2023, the Company had approximately $162,000 and $208,000 outstanding under its factoring programs. In some instances, the Company may continue to service the transferred receivables after factoring has occurred. However, any servicing of the trade receivable does not constitute significant continuing involvement.

**Derivative financial instruments**

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of "Accumulated other comprehensive income (loss)," in stockholders' equity and reclassified into earnings in the same line associated with the forecasted transactions, in the same period or periods during which the hedged transaction affects earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

For derivative instruments that are not designated as cash flow hedges, gains and losses on derivative instruments are reported in the consolidated statements of operations in the current period.

**Software costs**

The Company develops software platforms for internal use. The Company capitalizes costs incurred to develop software subsequent to the software product reaching the application development stage. The Company also capitalizes the costs incurred to extend the life of existing software, or the cost of significant enhancements that are added to the features of existing software. The capitalized development costs primarily comprise payroll costs and related software costs. Capitalized costs are amortized over the economic life of the software using the straight line method.

**Property and equipment**

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The ranges of estimated useful lives for property and equipment categories are as follows:

| | |
|---|---|
| Equipment and furniture | 3 - 10 years |
| Software | 3 - 7 years |
| Leasehold improvements | 2 - 15 years |
| Buildings and building improvements | 10 - 39 years |

**Leases**

The Company enters into leases as a lessee for property and equipment in the ordinary course of business. When procuring services, or upon entering into a contract with its clients, the Company determines whether an arrangement contains a lease at its inception. As part of that evaluation, the Company considers whether there is an implicitly or explicitly identified asset in the arrangement and whether the Company, as the lessee, or the client, if the Company is the lessor, has the right to control the use of that asset. When the Company is the lessee, all leases with a term of more than 12 months are recognized as right-of-use ("ROU") assets and associated lease liabilities in the consolidated balance sheet. Lease liabilities are measured at the lease commencement date and determined using the present value of the lease payments not yet paid, at the Company's incremental borrowing rate, which approximates the rate at which the Company would borrow on a secured basis in the country where the lease was executed. The interest rate implicit in the lease is generally not determinable in the transactions where the Company is the lessee. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid rent and lease incentives. The Company's variable lease payments generally relate to payments tied to various indexes, non-lease components and payments above a contractual minimum fixed amount.

Operating leases are included in other assets, net, other accrued liabilities and other long-term liabilities in the consolidated balance sheet. Substantially all of the Company's leases are classified as operating leases. The Company recognizes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company made a policy election to not recognize leases with a lease term of 12 months or less in the consolidated balance sheet. Lease expenses are recorded within selling, general, and administrative expenses in the consolidated statements of operations. Operating lease payments are presented within "Cash flows from operating activities" in the consolidated statements of cash flows.

For all asset classes, the Company has elected the lessee practical expedient to combine lease and non-lease components (e.g., maintenance services) and account for the consolidated unit as a single lease component. Variable lease payments are recognized in the periods in which the obligations for those payments are incurred.

**Business combinations**

The purchase price of a business combination is allocated to the assets acquired, liabilities assumed, and non-controlling interests in the acquired entity generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired, liabilities assumed and non-controlling interests in the acquired entity is recorded as goodwill. The primary items that generate goodwill include the value of the synergies between the acquired entity and the Company and the value of the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available. The Company includes the results of operations of the acquired business in the consolidated financial statements prospectively from the date of acquisition. Acquisition-related charges are recognized separately from the business combination and are expensed as incurred. These charges primarily include direct third-party professional and legal fees and integration-related costs.

**Goodwill and intangible assets**

The Company tests goodwill for impairment annually at the reporting unit level in the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. For purposes of the goodwill impairment test, the Company can elect to perform a quantitative or qualitative analysis. If the qualitative analysis is elected, goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include: macroeconomic conditions; industry and market considerations; cost factors such as increases in labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information.

If the Company elects to perform or is required to perform a quantitative analysis, then the reporting unit's carrying value is compared to its fair value. As part of this analysis, the Company reconciles the fair value of its reporting unit to its market capitalization. Additionally, under a quantitative assessment, the fair value of the Company's single reporting unit may be estimated using an income approach, market approach, or a weighted methodology considering the outputs of both the income and market approaches. The income approach applies a fair value methodology to the Company's reporting unit based on a discounted cash flow analysis. A number of judgments are involved in the application of the discounted cash flow analysis, including estimation of future cash flows, which is dependent on internally developed forecasts, including future levels of revenue and earnings growth, estimation of the long-term rate of growth for the Company's business, and determination of a discount rate. The market approach is performed using the guideline company method which involves calculating valuation multiples based on financial data from comparable publicly traded companies and considerations of recent transactions in the market and industry. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss.

No goodwill impairment has been identified for any of the fiscal years presented in these consolidated financial statements.

The values assigned to intangible assets are based on estimates and judgment regarding expectations for the length of customer relationships and the success of the life cycle of technologies acquired in a business combination. Purchased intangible assets are amortized over the useful lives based on estimates of the use of the economic benefit of the asset or by using the straight line method.

Intangible assets consist of customer relationships, technology, trade names and non-compete agreements. Amortization is based on the pattern over which the economic benefits of the intangible assets will be consumed or, when the consumption pattern is not apparent, by using the straight line method over the following useful lives:

| Customer relationships | 10 - 15 years |
|---|---|
| Technology | 5 years |
| Trade names | 3 - 5 years |
| Non-compete agreements | 3 years |

**Impairment of long-lived assets**

The Company reviews the recoverability of its long-lived assets, such as intangible assets subject to amortization, property and equipment and certain other assets, including lease right-of-use assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value.

**Concentration of credit risk**

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments.

The Company's cash and cash equivalents and derivative instruments are transacted and maintained with financial institutions with high credit standing, and their compositions and maturities are regularly monitored by management. Through November 30, 2024, the Company has not experienced any credit losses on such deposits and derivative instruments.

Accounts receivable comprise amounts due from clients. The Company performs ongoing credit evaluations of its clients' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of its receivable portfolio and specifically identified client risks.

In fiscal years 2024, 2023, and 2022, no client accounted for more than 10% of the Company's consolidated revenue.

As of November 30, 2024 and 2023, no client comprised more than 10% of the Company's total accounts receivable balance.

**Revenue recognition**

The Company generates revenue primarily from the provision of integrated, end-to-end solutions and technology, including CX process optimization to its clients. The Company recognizes revenue from services contracts over time as the promised services are delivered to clients for an amount that reflects the consideration to which the Company is entitled in exchange for those services. The Company recognizes revenue over time as the client simultaneously receives and consumes the benefits provided by the Company as the Company performs the services.  The Company accounts for a contract with a client when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of collection. Revenue is presented net of taxes collected from clients and remitted to government authorities. The Company generally invoices a client after performance of services, or in accordance with specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component.

The Company determines whether the services performed during the initial phases of an arrangement, such as setup activities, are distinct. In most cases, the arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service).

Service contracts are most significantly based on a fixed unit-price per transaction or other objective measure of output.  Revenue on unit-price transactions is recognized over time using an objective measure of output such as staffing hours or the number of transactions processed by service advisors. Certain contracts may be based on a fixed price. Revenue on fixed price contracts is recognized over time using an input measure or on a straight-line basis over the term of the contract as the services are provided based on the nature of the contract. Client contract terms can range from less than one year to more than five years.

Certain client contracts include incentive payments from the client upon achieving certain agreed-upon service levels and performance metrics or service level agreements that could result in credits or refunds to the client. Revenue relating to such arrangements is accounted for as variable consideration when the likely amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

**Cost of revenue**

Recurring direct operating costs for services are recognized as incurred. Cost of services revenue consists primarily of personnel costs and transition and initial set-up costs.

**Selling, general and administrative expenses**

Selling, general and administrative expenses are charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, sales commissions and travel. General and administrative expenses include such items as compensation, cost of delivery centers, legal and professional costs, office supplies, non-income taxes, insurance and utility expenses. In addition, selling, general and administrative expenses include other operating items such as allowances for credit losses, depreciation and amortization of intangible assets.

**Advertising**

Costs related to advertising and service promotion expenditures are charged to "Selling, general and administrative expenses" as incurred. To date, net costs related to advertising and promotion expenditures have not been material.

**Income taxes**

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Tax on global low-taxed intangible income is accounted for as a current expense in the period in which the income is includable in a tax return using the "period cost" method. Valuation allowances are provided against deferred tax assets that are not likely to be realized.

The Company recognizes tax benefits from uncertain tax positions only if that tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in the provisions for income taxes.

**Foreign currency translations**

The functional currencies of the legal entities' financial statements included in these consolidated financial statements are the local currencies of the legal entities and are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the legal entities' accounts are included in "Accumulated other comprehensive income (loss)." Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within "Other expense (income), net."

**Other comprehensive income**

The primary components of other comprehensive income for the Company include foreign currency translation adjustments arising from the Company's foreign legal entities, unrealized gains and losses on qualifying hedges, and changes in unrecognized pension and post-retirement benefits.

**Share-based compensation**

Share-based compensation cost for stock options, restricted stock awards and restricted stock units is determined based on the fair value at the measurement date. The Company recognizes share-based compensation cost as expense for these awards ratably on a straight-line basis over the requisite service period. Share-based compensation for performance-based restricted stock units is measured based on fair value at the initial measurement date and is adjusted each reporting period, as necessary, to reflect changes in management's assessment of the probability that performance conditions will be satisfied and, for certain awards, for changes in the trading price of the Company's common stock. The Company recognizes share-based compensation cost associated with its performance-based restricted stock units over the requisite service period if it is probable that the performance conditions will be satisfied. The Company accounts for expense reductions that result from the forfeiture of unvested awards in the period that the forfeitures occur.

**Pension and post-retirement benefits**

The funded status of the Company's pension and other post-retirement benefit plans is recognized in the consolidated balance sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at November 30, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation ("PBO") and, for the other post-retirement benefit plans, the benefit obligation is the accumulated post-retirement benefit obligation ("APBO"). The PBO represents the actuarial present value of benefits expected to be paid upon retirement. For active plans, the present value reflects estimated future compensation levels. The APBO represents the actuarial present value of post-retirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligation is based on the Company's estimates and actuarial valuations. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain key assumptions that require significant judgment, including, but not limited to, estimates of discount rates, expected return on plan assets, inflation, rate of compensation increases, interest crediting rates and mortality rates. The assumptions used are reviewed on an annual basis.

### Earnings per common share

Basic and diluted earnings per common share are calculated using the two-class method. The two-class method is an earnings allocation proportional to the respective ownership among holders of common stock and participating securities. The Company's restricted stock awards and, effective in the fourth quarter of fiscal year 2023, restricted stock units are considered participating securities.  These restricted stock awards and units are considered participating securities because holders have a non-forfeitable right to receive dividends. Basic earnings per common share is computed by dividing net income attributable to the Company's common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per common share also considers the dilutive effect of in-the-money stock options and non-participating securities, calculated using the treasury stock method.

### Treasury stock

Repurchases of shares of common stock are accounted for at cost and are included as a component of stockholders' equity in the consolidated balance sheets.

### Accounting pronouncements recently issued

In December 2019, the Financial Accounting Standards Board (the "FASB") issued new guidance that simplified the accounting for income taxes. The guidance was effective for annual reporting periods beginning after December 15, 2020, and interim periods within those reporting periods. This standard became effective for the Company in fiscal year 2022 and did not have a material impact on the consolidated financial statements.

In November 2023, the FASB issued accounting standards update ("ASU") 2023-07, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements. ASU 2023-07 is effective for the Company for annual reporting periods beginning with the fiscal year ending November 30, 2025 and for interim reporting periods beginning in fiscal year 2026. Early adoption is permitted. The Company is currently evaluating the impact that this update will have on its disclosures in the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which requires enhanced income tax disclosures, including disaggregation of information in the rate reconciliation table and disaggregated information related to income taxes paid. The amendments in ASU 2023-09 are effective for the fiscal year ending November 30, 2026. The Company is currently evaluating the impact that this update will have on its disclosures in the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, which requires the disaggregation of certain expenses in the notes to the financial statements, to provide enhanced transparency into the expense captions presented on the face of the income statement. ASU 2024-03 will be effective for the Company for annual reporting periods beginning with the fiscal year ending November 30, 2028 and for interim periods beginning in fiscal year 2029. Early adoption is permitted. The amendments in this ASU may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that this update will have on its disclosures in the consolidated financial statements.

No other new accounting pronouncements recently adopted or issued had or are expected to have a material impact on the consolidated financial statements.

## NOTE 3—ACQUISITIONS:

### Webhelp Combination

*Background*

On September 25, 2023, the Company completed its acquisition (the "Webhelp Combination") of all of the issued and outstanding capital stock (the "Shares") of Marnix Lux SA, a public limited liability company (*société anonyme*) incorporated under the laws of the Grand Duchy of Luxembourg ("Webhelp Parent") and the parent company of the Webhelp business ("Webhelp"), from the holders thereof (the "Sellers"). Webhelp was a leading provider of CX solutions, including sales, marketing, and payment services, with significant operations and client relationships in Europe, Latin America, and Africa. The Webhelp Combination was completed pursuant to the terms and conditions of the Share Purchase and Contribution Agreement, dated as of June 12, 2023, as amended by the First Amendment to the Share Purchase and Contribution Agreement, dated as of July 14, 2023 (the "SPA"), by and among Concentrix, OSYRIS S.à r.l., a private limited liability company (*société à responsabilité limitée*) incorporated under the laws of the Grand Duchy of Luxembourg and a direct wholly owned subsidiary of Concentrix Corporation, Webhelp Parent, the Sellers, and certain representatives of the Sellers.

*Purchase price consideration*

The total purchase price consideration, net of cash and restricted cash acquired, for the acquisition of Webhelp was $3,774.8 million, which was funded by proceeds from the Company's August 2023 offering and sale of senior notes, term loan borrowings under the Company's senior credit facility, the issuance of shares of common stock, par value $0.0001 per share, of Concentrix Corporation (the "Concentrix common stock"), and cash on hand. See Note 9 —Borrowings for a further discussion of the Company's senior notes, term loan, and senior credit facility.

The purchase price consideration to acquire Webhelp consisted of the following:

| | |
|---|---:|
| Cash consideration for Shares [1] | $ 529,160 |
| Cash consideration for repayment of Webhelp debt and shareholder loan [2] | 1,915,197 |
| Total cash consideration | 2,444,357 |
| Equity consideration [3] | 1,084,894 |
| Earnout shares contingent consideration [4] | 32,919 |
| Sellers' note consideration [5] | 711,830 |
| Total consideration transferred | 4,274,000 |
| Less: Cash and restricted cash acquired [6] | (499,211) |
| Total purchase price consideration | $ 3,774,789 |

[1] Represents the cash consideration paid, and to be paid, in the aggregate amount of €500,000, as adjusted in accordance with the SPA.
[2] Represents the cash consideration paid to repay Webhelp's outstanding senior loan debt and shareholder loan.
[3] Represents the issuance of 14,862 shares of Concentrix common stock.
[4] Represents the contingent right for the Sellers to earn an additional 750 shares of Concentrix common stock (the "Earnout Shares"). The estimated fair value of this contingent consideration was determined using a Monte-Carlo simulation model. The inputs include the closing price of Concentrix common stock as of the Closing Date (as defined below), Concentrix-specific historical equity volatility, and the risk-free rate. See further details below.
[5] Represents a promissory note issued by Concentrix Corporation in the aggregate principal amount of €700,000 to certain Sellers. See Note 9—Borrowings for a further discussion of this promissory note.
[6] Represents the Webhelp cash and restricted cash balance acquired at the Closing Date.

The Company granted Sellers the contingent right to earn the Earnout Shares if certain conditions set forth in the SPA occur, including the share price of Concentrix common stock reaching $170.00 per share within seven years from the closing date of the Webhelp Combination (the "Closing Date") (based on daily volume weighted average prices measured over a specified period). Prior to the Closing Date, Concentrix and certain Sellers entered into stock restriction agreements (the "Stock Restriction Agreements"), pursuant to which such Sellers (the "Restricted Stock

Participants") agreed to contribute in kind to the Company, and the Company agreed to receive, certain of the Restricted Stock Participants' Shares in exchange for the issuance of shares of Concentrix common stock with certain restrictions thereon (the "Restricted Shares") in lieu of such Sellers' right to a portion of the Earnout Shares. On the Closing Date, the Company issued approximately 80 Restricted Shares in exchange for certain of the Restricted Stock Participants' Shares. The Restricted Shares are non-transferable and non-assignable and are not entitled to any dividends or distributions unless and until the restrictions lapse, as set forth in the Stock Restriction Agreements. The Restricted Shares will be automatically cancelled by the Company for no consideration in the event that the restrictions on the Restricted Shares do not lapse. The Restricted Stock Participants have waived any and all rights as a holder of Restricted Shares to vote on any matter submitted to the holders of Concentrix common stock.

*Purchase price allocation*

The acquisition was accounted for as a business combination in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. The purchase price was allocated to the assets acquired and liabilities assumed based on management's estimate of the respective fair values at the date of acquisition. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill were the assembled workforce, comprehensive service portfolio delivery capabilities and strategic benefits that are expected to be realized from the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

The following table summarizes the final fair values of the assets acquired and liabilities assumed as of the acquisition date:

| | As of September 25, 2023 |
|---|---|
| **Assets acquired:** | |
| Cash and cash equivalents | $ 310,313 |
| Accounts receivable | 449,152 |
| Other current assets [(1)] | 450,079 |
| Property and equipment | 324,007 |
| Identifiable intangible assets | 1,984,000 |
| Goodwill | 2,145,974 |
| Deferred tax assets | 20,735 |
| Other assets | 409,268 |
| Total assets acquired | 6,093,528 |
| | |
| **Liabilities assumed:** | |
| Accounts payable | 67,983 |
| Accrued compensation and benefits | 259,548 |
| Other accrued liabilities | 573,906 |
| Income taxes payable | 75,075 |
| Debt (current portion and long-term) | 8,589 |
| Deferred tax liabilities | 410,481 |
| Other long-term liabilities | 423,946 |
| Total liabilities assumed | 1,819,528 |
| | |
| **Total consideration transferred** | $ 4,274,000 |

[(1)] Includes restricted cash acquired of $188,898.

As a result of further refining its estimates and assumptions since the date of the acquisition, the Company recorded measurement period adjustments to the initial purchase price allocation. Adjustments were primarily made to cash, goodwill, accrued compensation and benefits, accrued liabilities, other long-term liabilities and deferred income taxes. The adjustments in other long-term liabilities primarily related to an increase in uncertain tax positions of $23,075. These measurement period adjustments resulted in an increase of $60,630 to goodwill.

The purchase price allocation includes $1,984,000 of acquired identifiable intangible assets, all of which have finite lives. The fair value of the identifiable intangible assets has been estimated by using the income approach through a discounted cash flow analysis of certain cash flow projections. The cash flow projections are based on forecasts used by the Company to price the Webhelp Combination, and the discount rates applied were benchmarked by referencing the implied rate of return of the Company's pricing model and the weighted average cost of capital. The intangible assets are being amortized over their estimated useful lives on either a straight-line basis or an accelerated method that reflects the economic benefit of the asset. The determination of the useful lives is based upon various industry studies, historical acquisition experience, economic factors, and future forecasted cash flows of the Company following the acquisition of Webhelp.

The amounts allocated to intangible assets are as follows:

| | Gross Carrying Amount | Weighted-Average Useful Life | Amortization Method |
|---|---|---|---|
| Customer relationships | $ 1,882,000 | 15 years | Accelerated |
| Trade name | 102,000 | 3 years | Straight-line |
| Total | $ 1,984,000 | | |

*Supplemental Pro Forma Information (unaudited)*

The supplemental pro forma financial information presented below is for illustrative purposes only, does not include the pro forma adjustments that would be required under Regulation S-X for pro forma financial information, is not necessarily indicative of the financial position or results of operations that would have been realized if the combination with Webhelp had been completed on December 1, 2021, does not reflect synergies that might have been achieved, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances.

The supplemental pro forma financial information reflects pro forma adjustments to present the combined pro forma results of operations as if the combination with Webhelp had occurred on December 1, 2021 to give effect to certain events that the Company believes to be directly attributable to the acquisition. These pro forma adjustments primarily include:

- A net increase in amortization expense that would have been recognized due to acquired identifiable intangible assets.
- A net increase to interest expense to reflect the additional borrowings of Concentrix incurred in connection with the combination as previously described and the repayment of Webhelp's historical debt in conjunction with the combination.
- The related income tax effects of the adjustments noted above.

The supplemental pro forma financial information for the prior fiscal years ended November 30, 2023 and 2022 is as follows:

| | Fiscal Years Ended November 30, | |
|---|---|---|
| | 2023 | 2022 |
| Revenue | $ 9,485,600 | $ 8,919,195 |
| Net income | 177,611 | 238,242 |

**PK Acquisition**

*Background*

On December 27, 2021, the Company completed its acquisition of PK, a leading CX design engineering company with more than 5,000 staff in four countries. PK created pioneering experiences that accelerated digital outcomes for their clients' customers, partners and staff. The acquisition of PK expanded the Company's scale in the digital IT services market and supported the Company's growth strategy of investing in digital transformation to deliver exceptional customer experiences. The addition of the PK staff and technology to the Company's team further strengthened its capabilities in CX design and development, artificial intelligence ("AI"), intelligent automation, and customer loyalty.

*Purchase price consideration*

The total purchase price consideration, net of cash and restricted cash acquired, for the acquisition of PK was $1,573.3 million, which was funded by proceeds from the Company's term loan under its prior credit agreement dated as of October 16, 2020 (the "Prior Credit Facility") and additional borrowings under its accounts receivable securitization facility (the "Securitization Facility").  See Note 9—Borrowings for a further discussion of the Company's term loan, senior credit facility and the Securitization Facility.

The purchase price consideration to acquire PK consisted of the following:

| | | |
|---|---|---|
| Cash consideration for PK stock [1] | $ | 1,177,342 |
| Cash consideration for PK vested equity awards [2] | | 246,229 |
| Cash consideration for repayment of PK debt, including accrued interest [3] | | 148,492 |
| Cash consideration for transaction expenses of PK [4] | | 22,842 |
| Total cash consideration | | 1,594,905 |
| Non-cash equity consideration for conversion of PK equity awards [5] | | 15,725 |
| Total consideration transferred | | 1,610,630 |
| Less: Cash and restricted cash acquired [6] | | 37,310 |
| Total purchase price consideration | $ | 1,573,320 |

[1] Represents the cash consideration paid for the outstanding shares of PK common stock, which includes the final settlement of the merger consideration adjustment paid pursuant to the merger agreement.
[2] Represents the cash consideration paid for certain vested PK stock option awards and restricted stock unit awards.
[3] Represents the cash consideration paid to retire PK's outstanding third-party debt, including accrued interest.
[4] Represents the cash consideration paid for expenses incurred by PK in connection with the merger and paid by Concentrix pursuant to the merger agreement. These expenses primarily related to third-party consulting services.
[5] Represents the issuance of vested Concentrix stock options that were issued in conversion of certain vested PK stock options that were assumed by Concentrix pursuant to the merger agreement.
[6] Represents the PK cash and restricted cash balance acquired at the acquisition.

*Purchase price allocation*

The acquisition was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*. The purchase price was allocated to the assets acquired, liabilities assumed and non-controlling interest based on management's estimate of the respective fair values at the date of acquisition. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill were the assembled workforce, comprehensive service portfolio delivery capabilities and strategic benefits that are expected to be realized from the acquisition. None of the goodwill is deductible for income tax purposes.

The following table summarizes the final fair values of the assets acquired, liabilities assumed and non-controlling interest as of the acquisition date:

| | As of December 27, 2021 |
|---|---|
| **Assets acquired:** | |
| Cash and cash equivalents | $ 30,798 |
| Accounts receivable | 85,367 |
| Property and equipment | 11,158 |
| Operating lease right-of-use assets | 12,288 |
| Identifiable intangible assets | 469,300 |
| Goodwill | 1,119,068 |
| Other assets | 26,449 |
| Total assets acquired | 1,754,428 |
| | |
| **Liabilities assumed and non-controlling interest:** | |
| Accounts payable and accrued liabilities | 78,092 |
| Operating lease liabilities | 12,288 |
| Deferred tax liabilities | 51,418 |
| Non-controlling interest | 2,000 |
| Total liabilities assumed and non-controlling interest | 143,798 |
| | |
| **Total consideration transferred** | $ 1,610,630 |

The purchase price allocation includes $469,300 of acquired identifiable intangible assets, all of which have finite lives. The fair value of the identifiable intangible assets has been estimated by using the income approach through a discounted cash flow analysis of certain cash flow projections. The cash flow projections are based on forecasts used by the Company to price the PK acquisition, and the discount rates applied were benchmarked by referencing the implied rate of return of the Company's pricing model and the weighted average cost of capital. The intangible assets are being amortized over their estimated useful lives on either a straight-line basis or an accelerated method that reflects the economic benefit of the asset. The determination of the useful lives is based upon various industry studies, historical acquisition experience, economic factors, and future forecasted cash flows of the Company following the acquisition of PK.

The amounts allocated to intangible assets are as follows:

| | Gross Carrying Amount | Weighted-Average Useful Life | Acceleration Method |
|---|---|---|---|
| Customer relationships | $ 398,600 | 15 years | Accelerated |
| Technology | 63,500 | 5 years | Straight-line |
| Trade name | 5,000 | 3 years | Straight-line |
| Non-compete agreements | 2,200 | 3 years | Straight-line |
| Total | $ 469,300 | | |

### ServiceSource Acquisition

*Background*

On July 20, 2022, the Company completed its acquisition of ServiceSource International, Inc. ("ServiceSource"), a global outsourced go-to-market services provider, delivering business-to-business ("B2B") digital sales and customer success solutions that complemented Concentrix' offerings in this area.

*Purchase price consideration*

The total purchase price consideration, net of cash acquired, for the acquisition of ServiceSource was $141.5 million, which was primarily funded by cash on the Company's balance sheet, as well as borrowings under the Company's Securitization Facility.

The purchase price consideration to acquire ServiceSource consisted of the following:

| | | |
|---|---|---:|
| Cash consideration for ServiceSource stock [1] | $ | 150,392 |
| Cash consideration for ServiceSource vested and unvested equity awards [2] | | 6,704 |
| Cash consideration for repayment of ServiceSource debt, including accrued interest [3] | | 10,063 |
| Total consideration transferred | | 167,159 |
| Less: Cash and restricted cash acquired [4] | | 25,652 |
| Total purchase price consideration | $ | 141,507 |

[1] Represents the cash consideration paid for the outstanding shares of ServiceSource common stock.
[2] Represents the cash consideration paid or to be paid for vested and unvested ServiceSource stock option awards, restricted stock units and performance stock units.
[3] Represents the cash consideration paid to retire ServiceSource's outstanding third-party debt, including accrued interest.
[4] Represents the ServiceSource cash and restricted cash balance acquired at the acquisition.

*Purchase price allocation*

The purchase price was allocated to the assets acquired and liabilities assumed based on management's estimate of the respective fair values at the date of acquisition. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill were the assembled workforce, high-value service delivery capabilities and strategic benefits that are expected to be realized from the acquisition. None of the goodwill is deductible for income tax purposes.

The following table summarizes the final fair values of the assets acquired and liabilities assumed as of the acquisition date:

| | As of July 20, 2022 |
|---|---|
| **Assets acquired:** | |
| Cash and cash equivalents | $ 24,355 |
| Accounts receivable | 40,097 |
| Property and equipment | 8,112 |
| Operating lease right-of-use assets | 29,487 |
| Identifiable intangible assets | 40,200 |
| Goodwill | 34,910 |
| Net deferred tax assets | 32,701 |
| Other assets | 19,649 |
| Total assets acquired | 229,511 |
| | |
| **Liabilities assumed:** | |
| Accounts payable and accrued liabilities | 32,865 |
| Operating lease liabilities | 29,487 |
| Total liabilities assumed | 62,352 |
| | |
| **Total consideration transferred** | $ 167,159 |

The purchase price allocation includes $40,200 of acquired identifiable intangible assets, all of which have finite lives. The fair value of the identifiable intangible assets has been estimated using the income approach through a discounted cash flow analysis of certain cash flow projections. The intangible assets are being amortized over their estimated useful lives on either a straight-line basis or an accelerated method that reflects the economic benefit of the asset. The determination of the useful lives is based upon various industry studies, historical acquisition experience, economic factors, and future forecasted cash flows of the Company following the acquisition of ServiceSource. During the measurement period included in the fiscal year ended November 30, 2023, measurement period adjustments were recorded to finalize net deferred tax assets at the acquired value as disclosed in the table above, resulting in a corresponding decrease to goodwill.

The amounts allocated to intangible assets are as follows:

| | Gross Carrying Amount | Weighted-Average Useful Life | Acceleration Method |
|---|---|---|---|
| Customer relationships | $ 31,370 | 15 years | Accelerated |
| Technology | 5,640 | 5 years | Straight-line |
| Trade name | 3,190 | 3 years | Straight-line |
| Total | $ 40,200 | | |

*Acquisition-related and integration expenses*

In connection with the Webhelp Combination and the acquisitions of PK and ServiceSource, the Company incurred $156,771, $71,336, and $33,763 of acquisition-related and integration expenses for the fiscal years ended 2024, 2023 and 2022, respectively. These expenses primarily include severance and employee-related costs, legal and professional services, cash-settled awards, retention payments and costs associated with facilities consolidation, including lease terminations to integrate the businesses. These acquisition-related and integration expenses were recorded within selling, general and administrative expenses in the consolidated statement of operations.

**NOTE 4—SHARE-BASED COMPENSATION:**

In November 2020, TD SYNNEX Corporation ("TD SYNNEX"), as the former sole stockholder of Concentrix, approved the Concentrix Corporation 2020 Stock Incentive Plan (the "Concentrix Stock Incentive Plan") and the Concentrix Corporation 2020 Employee Stock Purchase Plan (the "Concentrix ESPP"), each to be effective upon completion of Concentrix' spin-off from TD SYNNEX, which occurred on December 1, 2020. 4,000 shares of Concentrix common stock were reserved for issuance under the Concentrix Stock Incentive Plan, and 1,000 shares of Concentrix common stock were authorized for issuance under the Concentrix ESPP. In December 2021, 2022 and 2023, respectively, 523, 520, and 664 additional shares of Concentrix common stock were reserved for issuance under the Concentrix Stock Incentive Plan resulting from an automatic annual increase pursuant to the terms of the plan (the "Evergreen Provision").

On October 28, 2024, the stockholders of Concentrix approved the Concentrix Corporation Amended and Restated 2020 Stock Incentive Plan (the "2020 Plan") at a Special Meeting of Stockholders that (i) increased the number of authorized shares thereunder by 3,000 shares and (ii) removed the Evergreen Provision, among other amendments. The 2020 Plan was previously approved by the Company's board of directors.

The Company recorded share-based compensation expense in the consolidated statements of operations for fiscal years 2024, 2023 and 2022 as follows:

|  | Fiscal Years Ended November 30, | | |
| --- | --- | --- | --- |
|  | 2024 | 2023 | 2022 |
| Total share-based compensation | $ 95,922 | $ 62,493 | $ 47,516 |
| Tax benefit recorded in the provision for income taxes | (16,482) | (15,623) | (12,069) |
| Effect on net income | $ 79,440 | $ 46,870 | $ 35,447 |

Share-based compensation expense is included in selling, general and administrative expenses in the consolidated statements of operations.

**Employee Stock Options**

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The stock options have ten-year terms and vesting terms of five years.

A summary of the changes in the employee stock options during fiscal years 2022, 2023, and 2024 is presented below:

| | Options Outstanding | |
|---|---|---|
| | Number of shares (in thousands) | Weighted-average exercise price per share |
| Balance as of November 30, 2021 | 441 | $ 51.75 |
| Options granted | — | — |
| Options issued in conversion of certain vested PK stock options [1] | 119 | 45.81 |
| Options exercised | (165) | 46.38 |
| Balance as of November 30, 2022 | 395 | 52.60 |
| Options granted | — | — |
| Options exercised | (100) | 45.50 |
| Options cancelled | (1) | 30.70 |
| Balance as of November 30, 2023 | 294 | 54.45 |
| Options granted | — | — |
| Options exercised | (56) | 42.60 |
| Balance as of November 30, 2024 | 238 | $ 57.21 |

(1) Amounts represent the issuance of vested Concentrix stock options that were issued in conversion of certain vested PK stock options that were assumed by Concentrix pursuant to the merger agreement with PK.

As of November 30, 2024, 238 options were outstanding with a weighted-average life of 3.79 years and an aggregate pre-tax intrinsic value of $483. As of November 30, 2024, 233 options were vested and exercisable with a weighted-average life of 3.74 years, a weighted-average exercise price of $55.89 per share, and an aggregate pre-tax intrinsic value of $483.

As of November 30, 2024, the unamortized share-based compensation expense related to unvested stock options under the Concentrix Stock Incentive Plan was $178, which will be recognized over an estimated weighted-average amortization period of 0.85 years.

**Restricted Stock Awards, Restricted Stock Units and Performance-Based Restricted Stock Units**

The fair value of restricted stock awards and restricted stock units granted under the Concentrix Stock Incentive Plan in fiscal years 2024, 2023 and 2022 were determined based on the trading price of Concentrix common stock on the date of grant. The awards are expensed on a straight line basis over the vesting term, typically three or four years. The holders of restricted stock awards are entitled to the same voting, dividend and other rights as holders of Concentrix common stock.

In fiscal years 2024, 2023 and 2022, the Company granted performance-based restricted stock units to the Company's senior executive team. The performance-based restricted stock units will vest, if at all, upon the achievement of certain annual financial targets during the three-year periods ending November 30, 2026, November 30, 2025 and November 30, 2024, respectively.

In April 2024, the Company granted performance-based restricted stock units under the Concentrix Stock Incentive Plan. The performance-based restricted stock units will vest, if at all, upon the achievement of certain financial targets during the three-year period ending November 30, 2026.

A summary of the changes in the non-vested restricted stock awards, restricted stock units, and performance-based stock units during fiscal years 2022, 2023, and 2024, including the conversion of former parent awards and stock units previously discussed, is presented below:

| | Number of shares (in thousands) | Weighted-average, grant-date fair value per share |
|---|---|---|
| Non-vested as of November 30, 2021 | 980 | $ 109.92 |
| Awards granted | 510 | 139.31 |
| Units granted [1] | 294 | 130.98 |
| Awards and units vested | (283) | 91.62 |
| Awards and units cancelled/forfeited | (106) | 118.79 |
| Non-vested as of November 30, 2022 | 1,395 | 124.69 |
| Awards granted | 60 | 135.01 |
| Units granted [1] | 1,828 | 74.64 |
| Performance-based units vested in excess of target [2] | 17 | 159.97 |
| Awards and units vested | (513) | 122.76 |
| Awards and units cancelled/forfeited | (114) | 138.88 |
| Non-vested as of November 30, 2023 | 2,673 | 92.80 |
| Awards granted | — | — |
| Units granted [1] | 2,824 | 52.94 |
| Awards and units vested | (849) | 92.02 |
| Awards and units cancelled/forfeited | (337) | 84.94 |
| Non-vested as of November 30, 2024 | 4,311 | $ 68.35 |

(1) For performance-based restricted stock units, the target number of shares that can be awarded upon full vesting of the grants is included.
(2) Amounts represent performance-based awards that vested in excess of the target number of shares for the fiscal year 2021 performance-based grants.

As of November 30, 2024, there was $227,830 of total unamortized share-based compensation expense related to non-vested restricted stock awards, restricted stock units and performance-based restricted stock units granted under the Concentrix Stock Incentive Plan. That cost is expected to be recognized over an estimated weighted-average amortization period of 2.25 years.

## NOTE 5—BALANCE SHEET COMPONENTS:

**Cash, cash equivalents and restricted cash:**

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

| | As of November 30, | |
|---|---|---|
| | 2024 | 2023 |
| Cash and cash equivalents | $ 240,571 | $ 295,336 |
| Restricted cash included in other current assets | 189,033 | 221,151 |
| Cash, cash equivalents and restricted cash | $ 429,604 | $ 516,487 |

Restricted cash balances relate primarily to funds held for clients, restrictions placed on cash deposits by banks as collateral for the issuance of bank guarantees and the terms of a government grant, and letters of credit for leases. Of the restricted cash balance, $179,949 and $218,228 related to funds held for clients as of November 30, 2024 and 2023, respectively. The Company has a corresponding current liability recorded in other accrued liabilities on the consolidated balance sheet related to these funds.

**Accounts receivable, net:**

Accounts receivable, net is comprised of the following as of November 30, 2024 and 2023:

| | As of November 30, | | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| Billed accounts receivable | $ | 1,080,778 | $ | 1,082,469 |
| Unbilled accounts receivable | | 860,266 | | 818,954 |
| Less: Allowance for doubtful accounts | | (14,307) | | (12,533) |
| Accounts receivable, net | $ | 1,926,737 | $ | 1,888,890 |

**Allowance for doubtful trade receivables:**

Presented below is a progression of the allowance for doubtful trade receivables:

| | Fiscal Years Ended November 30, | | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| Balance at beginning of period | $ | 12,533 | $ | 4,797 | $ | 5,421 |
| Net additions (reductions) | | 7,057 | | 10,236 | | 3,329 |
| Write-offs and reclassifications | | (5,283) | | (2,500) | | (3,953) |
| Balance at end of period | $ | 14,307 | $ | 12,533 | $ | 4,797 |

**Property and equipment, net:**

The following table summarizes the carrying amounts and related accumulated depreciation for property and equipment as of November 30, 2024 and 2023:

| | As of November 30, | | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| Land | $ | 28,235 | $ | 28,039 |
| Equipment, computers and software | | 853,558 | | 762,961 |
| Furniture and fixtures | | 151,477 | | 157,425 |
| Buildings, building improvements and leasehold improvements | | 617,880 | | 566,384 |
| Construction-in-progress | | 44,566 | | 35,175 |
| Total property and equipment, gross | $ | 1,695,716 | $ | 1,549,984 |
| Less: Accumulated depreciation | | (981,199) | | (801,293) |
| Property and equipment, net | $ | 714,517 | $ | 748,691 |

Shown below are the countries where 10% or more and other significant concentrations of the Company's property and equipment, net are located as of November 30, 2024 and 2023:

| | As of November 30, | | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| **Property and equipment, net:** | | | | |
| United States | $ | 118,732 | $ | 123,335 |
| Philippines | | 82,864 | | 75,943 |
| France | | 59,645 | | 65,599 |
| India | | 49,339 | | 51,248 |
| Others | | 403,937 | | 432,566 |
| Total | $ | 714,517 | $ | 748,691 |

**Accumulated other comprehensive income (loss):**

The components of accumulated other comprehensive income (loss) ("AOCI"), net of taxes, were as follows:

| | Unrecognized gains (losses) on defined benefit plan, net of taxes | Unrealized gains (losses) on hedges, net of taxes | Foreign currency translation adjustment and other, net of taxes | Total |
|---|---|---|---|---|
| Balance, November 30, 2022 | $ (8,471) | $ (19,914) | $ (287,364) | $ (315,749) |
| Other comprehensive income (loss) before reclassification | (2,800) | 10,610 | 102,419 | 110,229 |
| Reclassification of losses from other comprehensive income (loss) | — | 13,793 | — | 13,793 |
| Balance, November 30, 2023 | $ (11,271) | $ 4,489 | $ (184,945) | $ (191,727) |
| Other comprehensive income (loss) before reclassification | 5,988 | (34,029) | (198,204) | (226,245) |
| Reclassification of losses from other comprehensive income (loss) | — | 3,659 | — | 3,659 |
| Balance, November 30, 2024 | $ (5,283) | $ (25,881) | $ (383,149) | $ (414,313) |

Refer to Note 7—Derivative Instruments for the location of gains and losses on cash flow hedges reclassified from other comprehensive income (loss) to the consolidated statements of operations. Reclassifications of amortization of actuarial (gains) losses of defined benefit plans is recorded in "Other expense (income), net" in the consolidated statement of operations.

## NOTE 6—GOODWILL AND INTANGIBLE ASSETS:

**Goodwill**

The Company tests goodwill for impairment annually as of the fourth quarter of its fiscal year and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable. Goodwill impairment testing is performed at the reporting unit level. Based on the current year assessment, the Company concluded that no impairment charges were necessary for the Company's reporting unit. The Company has not recorded any impairment charges related to goodwill during the three-year period ended November 30, 2024.

Below is a progression of goodwill for fiscal years 2024 and 2023:

| | Fiscal Years Ended November 30, | |
|---|---|---|
| | 2024 | 2023 |
| Balance, beginning of year | $ 5,078,668 | $ 2,904,402 |
| Acquisitions | 2,000 | 2,085,344 |
| Acquisition measurement period adjustments | 60,630 | (10,592) |
| Foreign currency translation | (154,331) | 99,514 |
| Balance, end of year | $ 4,986,967 | $ 5,078,668 |

**Other Intangible Assets**

The Company's other intangible assets, primarily acquired through business combinations, are subject to amortization and are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts. No impairment charges were recognized in any period presented. As of November 30, 2024 and 2023, the Company's other intangible assets consisted of the following:

| | As of November 30, 2024 | | | As of November 30, 2023 | | |
|---|---|---|---|---|---|---|
| | Gross amounts | Accumulated amortization | Net amounts | Gross amounts | Accumulated amortization | Net amounts |
| Customer relationships | $ 3,594,694 | $(1,399,588) | $ 2,195,106 | $ 3,670,246 | $(1,011,201) | $ 2,659,045 |
| Technology | 79,645 | (50,119) | 29,526 | 79,739 | (36,174) | 43,565 |
| Trade names | 113,758 | (51,503) | 62,255 | 118,823 | (17,255) | 101,568 |
| Non-compete agreements | 2,200 | (2,147) | 53 | 2,200 | (1,413) | 787 |
| | $ 3,790,297 | $(1,503,357) | $ 2,286,940 | $ 3,871,008 | $(1,066,043) | $ 2,804,965 |

Amortization expense for intangible assets was $458,925, $214,832, and $162,673 for the fiscal years ended November 30, 2024, 2023 and 2022, respectively, and the related estimated expense for the five subsequent fiscal years and thereafter is as follows:

| Fiscal Years Ending November 30, | Amortization Expense |
|---|---|
| 2025 | $ 421,040 |
| 2026 | 374,440 |
| 2027 | 283,090 |
| 2028 | 239,999 |
| 2029 | 199,922 |
| Thereafter | 768,449 |
| Total | $ 2,286,940 |

The remaining weighted average amortization period for customer relationships and other intangible assets is approximately 13 years.

**NOTE 7—DERIVATIVE INSTRUMENTS:**

In the ordinary course of business, the Company is exposed to foreign currency risk and credit risk. The Company enters into transactions, and owns monetary assets and liabilities, that are denominated in currencies other than the legal entity's functional currency. The Company may enter into forward contracts, option contracts, or other derivative instruments to offset a portion of the risk on expected future cash flows, earnings, net investments in certain non-U.S. legal entities and certain existing assets and liabilities. However, the Company may choose not to hedge certain exposures for a variety of reasons including, but not limited to, accounting considerations and the economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange or interest rates. Generally, the Company does not use derivative instruments to cover equity risk and credit risk. The Company's hedging program is not used for trading or speculative purposes.

All derivatives are recognized on the consolidated balance sheets at their fair values. Changes in the fair value of derivatives are recorded in the consolidated statements of operations, or as a component of AOCI in the consolidated balance sheets, as discussed below.

**Cash Flow Hedges**

To mitigate the impact on gross margins from fluctuations in foreign currency exchange rates, certain of the Company's legal entities with functional currencies that are not U.S. dollars may hedge a portion of forecasted revenue or costs not denominated in the entities' functional currencies. These instruments mature at various dates through November 2026. Gains and losses on cash flow hedges are recorded in AOCI until the hedged item is recognized in earnings. Deferred gains and losses associated with cash flow hedges of foreign currency revenue are recognized as a component of "Revenue" in the same period as the related revenue is recognized, and deferred gains and losses related to cash flow hedges of foreign currency costs are recognized as a component of "Cost of revenue" or "Selling, general and administrative expenses" in the same period as the related costs are recognized. Derivative instruments designated as cash flow hedges must be de-designated as hedges when it is probable the forecasted hedged transaction will not occur in the initially identified time period or within a subsequent two-month time period. Deferred gains and losses in AOCI associated with such derivative instruments are reclassified into earnings in the period of de-designation. Any subsequent changes in fair value of such derivative instruments are recorded in earnings unless they are re-designated as hedges of other transactions.

**Non-Designated Derivatives**

The Company uses short-term forward contracts to offset the foreign exchange risk of assets and liabilities denominated in currencies other than the functional currencies of the Company's legal entities that own the assets or liabilities. These contracts, which are not designated as hedging instruments, mature or settle within twelve months. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings in the financial statement line item to which the derivative relates.

During the second quarter of 2023, the Company entered into short-term foreign exchange forward call option contracts to offset the foreign exchange risk associated with the cash payment required to be made in euros upon the closing of the Webhelp Combination. These derivatives were not designated as hedging instruments and were adjusted to fair value through earnings and included in other expense (income), net in the consolidated statement of operations. These derivatives were settled subsequent to the Webhelp Combination.

**Cross-currency interest rate swaps**

In connection with the closing of the Webhelp Combination, the Company entered into cross-currency swap arrangements with certain financial institutions for a total notional amount of $500,000 of the Company's senior notes. In addition to aligning the currency of a portion of the Company's interest payments to the Company's euro-denominated cash flows, the arrangements, together with intercompany loans and additional intercompany cross-currency interest rate swap arrangements described below, effectively converted $250,000 aggregate principal amount of the Company's 6.650% Senior Notes due 2026 and $250,000 aggregate principal amount of the Company's 6.660% Senior Notes due 2028 into synthetic fixed euro-based debt at weighted average interest rates of 5.12% and 5.18%, respectively.

Concurrent with entering into the cross-currency interest rate swaps with certain financial institutions, Marnix SAS, a wholly owned subsidiary of Concentrix, entered into corresponding U.S. dollar denominated intercompany loan agreements with certain other subsidiaries of Concentrix with identical terms and notional amounts as the underlying $500,000 U.S. dollar denominated senior notes, with reciprocal cross-currency interest rate swaps.

The cross-currency interest rate swaps are designated as fair value hedges.

**Fair Values of Derivative Instruments in the Consolidated Balance Sheets**

The fair values of the Company's derivative instruments are disclosed in Note 8—Fair Value Measurements and summarized in the table below:

| Balance Sheet Line Item | Value as of | |
|---|---|---|
| | November 30, 2024 | November 30, 2023 |
| Derivative instruments not designated as hedging instruments: | | |
| Foreign exchange forward contracts (notional value) | $ 458,482 | $ 2,173,330 |
| Other current assets | 13,935 | 16,078 |
| Other accrued liabilities | 167 | 20,856 |
| Derivative instruments designated as fair value hedges: | | |
| Cross-currency interest rate swaps (notional value) | $ 471,604 | $ 471,604 |
| Other long-term liabilities | 7,468 | 17,219 |
| Derivative instruments designated as cash flow hedges: | | |
| Foreign exchange forward contracts (notional value) | $ 1,049,787 | $ 996,667 |
| Other current assets and other assets | 578 | 14,330 |
| Other accrued liabilities and other long-term liabilities | 22,155 | 2,724 |

**Volume of activity**

The notional amounts of foreign exchange forward contracts represent the gross amounts of foreign currency, including, principally, the Philippine peso, the Indian rupee, and the euro, that will be bought or sold at maturity. The notional amounts for outstanding derivative instruments provide one measure of the transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. The Company's exposure to credit loss and market risk will vary over time as currency exchange rates change.

**The Effect of Derivative Instruments on AOCI and the Consolidated Statements of Operations**

The following table shows the gains and losses, before taxes, of the Company's derivative instruments designated as cash flow hedges and not designated as hedging instruments in other comprehensive income ("OCI"), and the consolidated statements of operations for the periods presented:

| | Location of gain (loss) in statement of operations | Fiscal Years Ended November 30, | | |
| --- | --- | --- | --- | --- |
| | | 2024 | 2023 | 2022 |
| **Derivative instruments designated as cash flow and fair value hedges:** | | | | |
| (Losses) gains recognized in OCI: | | | | |
| Foreign exchange forward contracts | | $ (38,459) | $ 19,199 | $ (60,891) |
| Cross-currency interest rate swaps | | (5,084) | (3,651) | — |
| Total | | $ (43,543) | $ 15,548 | $ (60,891) |
| | | | | |
| (Losses) gains reclassified from AOCI into income: | | | | |
| Foreign exchange forward contracts | | | | |
| Gain reclassified from AOCI into income | Revenue for services | $ — | $ 222 | $ — |
| (Loss) gain reclassified from AOCI into income | Cost of revenue for services | (4,028) | (13,864) | (28,108) |
| (Loss) gain reclassified from AOCI into income | Selling, general and administrative expenses | (861) | (4,745) | (8,121) |
| Total | | $ (4,889) | $ (18,387) | $ (36,229) |
| | | | | |
| **Derivative instruments not designated as hedging instruments:** | | | | |
| Gain (loss) recognized from foreign exchange forward contracts, net[1] | Other expense (income), net | $ 9,940 | $ (13,007) | $ (57,983) |
| Loss recognized from foreign exchange call options contracts, net | Other expense (income), net | — | (14,629) | — |
| Total | | $ 9,940 | $ (27,636) | $ (57,983) |

(1)  The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies.

There were no material gain or loss amounts excluded from the assessment of effectiveness. Existing net losses in AOCI that are expected to be reclassified into earnings in the normal course of business within the next twelve months are $17,016.

**Offsetting of Derivatives**

In the consolidated balance sheets, the Company does not offset derivative assets against liabilities in master netting arrangements.

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the Company's obligations to the counterparties. The Company manages the potential risk of credit losses by selecting counterparties from a limited group of financial institutions with high credit standing.

**NOTE 8—FAIR VALUE MEASUREMENTS:**

The Company's fair value measurements are classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table summarizes the valuation of the Company's investments and financial instruments that are measured at fair value on a recurring basis:

| | As of November 30, 2024 | | | | As of November 30, 2023 | | | |
| | | Fair value measurement category | | | | Fair value measurement category | | |
| | Total | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|---|---|---|
| **Assets measured at fair value:** | | | | | | | | |
| Cash equivalents | $ 58,716 | $ 58,716 | $ — | $ — | $ 52,847 | $52,847 | $ — | $ — |
| Foreign government bond | — | — | — | — | 1,853 | 1,853 | — | — |
| Forward foreign currency exchange contracts | 14,513 | — | 14,513 | — | 30,408 | — | 30,408 | — |
| **Liabilities measured at fair value:** | | | | | | | | |
| Forward foreign currency exchange contracts | 22,322 | — | 22,322 | — | 23,580 | — | 23,580 | — |
| Cross-currency interest rate swaps | 7,468 | — | 7,468 | — | 17,219 | — | 17,219 | — |
| Acquisition contingent consideration | 13,373 | — | 13,373 | — | 48,600 | — | 48,600 | — |
| **Liabilities measured at other than fair value:** | | | | | | | | |
| Long term debt (senior notes) | | | | | | | | |
| Fair value | 2,202,221 | — | 2,202,221 | — | 2,146,554 | — | 2,146,554 | — |
| Carrying amount | 2,135,576 | — | — | — | 2,131,870 | — | — | — |

The Company's cash equivalents consist primarily of highly liquid investments in money market funds and term deposits with maturity periods of three months or less. The carrying values of cash equivalents approximate fair value since they are near their maturity. Investment in foreign government bond classified as an available-for-sale debt security is recorded at fair value based on quoted market prices. The fair values of forward exchange contracts are measured based on the foreign currency spot and forward rates. Fair values of long-term foreign currency exchange contracts are measured using valuations based upon quoted prices for similar assets and liabilities in active markets and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts. The fair values of the cross-currency interest rate swaps are determined using a market approach that is based on observable inputs other than quoted market prices, including contract terms, interest rates, currency rates, and other market factors. The estimated fair value of the acquisition contingent consideration entered into in connection with the Webhelp Combination was determined using a Monte-Carlo simulation model. The inputs include the closing price of Concentrix common stock as of the reporting period end date, Concentrix-specific historical equity volatility, and the risk-free rate.

The effect of nonperformance risk on the fair value of derivative instruments was not material as of November 30, 2024 and 2023.

The carrying values of term deposits with maturities less than one year, accounts receivable and accounts payable approximate fair value due to their short maturities and interest rates that are variable in nature. The carrying values of the outstanding balance on the term loan under the Company's senior credit facility and the outstanding balance on the Company's Securitization Facility approximate their fair values since they bear interest rates that are similar to existing market rates. The fair values of the 2026 Notes, 2028 Notes, and 2033 Notes (as defined in Note 9) are based on quoted prices in active markets and are classified within Level 2 of the fair value hierarchy. The Company does not adjust the quoted market prices for such financial instruments.

During fiscal years 2024, 2023 and 2022, there were no transfers between the fair value measurement category levels.

**NOTE 9—BORROWINGS:**

Borrowings consist of the following:

|  | As of November 30, | |
|---|---|---|
|  | 2024 | 2023 |
| Other loans | $ 2,522 | $ 2,313 |
| Current portion of long-term debt | $ 2,522 | $ 2,313 |
|  |  |  |
| 6.650% Senior Notes due 2026 | $ 800,000 | $ 800,000 |
| 6.600% Senior Notes due 2028 | 800,000 | 800,000 |
| 6.850% Senior Notes due 2033 | 550,000 | 550,000 |
| Credit Facility - Term Loan component | 1,500,000 | 1,950,000 |
| Securitization Facility | 371,000 | 128,500 |
| Sellers' Note | 740,466 | 762,286 |
| Other loans | 3,643 | 5,301 |
| Long-term debt, before unamortized debt discount and issuance costs | 4,765,109 | 4,996,087 |
| Less: unamortized debt discount and issuance costs | (32,053) | (56,375) |
| Long-term debt, net | $ 4,733,056 | $ 4,939,712 |

**Senior Notes**

On August 2, 2023, the Company issued and sold (i) $800,000 aggregate principal amount of 6.650% Senior Notes due 2026 (the "2026 Notes"), (ii) $800,000 aggregate principal amount of 6.600% Senior Notes due 2028 (the "2028 Notes") and (iii) $550,000 aggregate principal amount of 6.850% Senior Notes due 2033 (the "2033 Notes" and, together with the 2026 Notes and 2028 Notes, the "Senior Notes"). The Senior Notes were sold in a registered public offering pursuant to the Company's Registration Statement on Form S-3, which became effective upon filing, and a Prospectus Supplement dated July 19, 2023, to a Prospectus dated July 17, 2023.

The Senior Notes were issued pursuant to, and are governed by, an indenture, dated as of August 2, 2023 (the "Base Indenture"), between Concentrix and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), as supplemented by a first supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2026 Notes, a second supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2028 Notes, and a third supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2033 Notes (such supplemental indentures, together with the Base Indenture, the "Indenture"). The Indenture contains customary covenants and restrictions, including covenants that limit Concentrix Corporation's and certain of its subsidiaries' ability to create or incur liens on shares of stock of certain subsidiaries or on principal properties, engage in sale/leaseback transactions or, with respect to Concentrix Corporation, consolidate or merge with, or sell or lease substantially all its assets to, another person. The Indenture also provides for customary events of default.

The Company incurred debt discount and issuance costs of approximately $19,300 associated with the issuance of the Senior Notes during the fiscal year ended November 30, 2023, which costs are being amortized through the applicable maturity dates of the Senior Notes.

**Restated Credit Facility**

On April 21, 2023, the Company entered into an Amendment and Restatement Agreement (the "Amendment Agreement") with the lenders party thereto, JPMorgan Chase Bank, N.A. and Bank of America, N.A., to amend and restate the Company's Prior Credit Facility (as amended and restated, the "Restated Credit Facility").

The Restated Credit Facility provides for the extension of a senior unsecured revolving credit facility not to exceed an aggregate principal amount of $1,042,500. The Restated Credit Facility also provides for a senior unsecured term loan facility in an aggregate principal amount not to exceed approximately $2,144,700 (the "Term Loan"), of which $1,850,000 was incurred upon the amendment and approximately $294,702 was drawn on a delayed draw basis on the Closing Date. Aggregate borrowing capacity under the Restated Credit Facility may be increased by up to an additional $500,000 by increasing the amount of the revolving credit facility or by incurring additional term loans, in each case subject to the satisfaction of certain conditions set forth in the Restated Credit Facility, including the receipt of additional commitments for such increase.

As of November 30, 2023, the outstanding principal balance on the Term Loan was $1,950,000 due to principal payments made subsequent to the Closing Date. During fiscal year 2024, the Company voluntarily prepaid $450,000 of the principal balance on the Term Loan, without penalty, resulting in an outstanding balance at November 30, 2024 of $1,500,000.

The maturity date of the Restated Credit Facility is December 27, 2026, subject, in the case of the revolving credit facility, to two one-year extensions upon the Company's prior notice to the lenders and the agreement of the lenders to extend such maturity date. Due to the voluntary prepayments previously described, no principal payment is required until the outstanding principal amount is due in full on the maturity date.

Borrowings under the Restated Credit Facility bear interest, in the case of SOFR rate loans, at a per annum rate equal to the applicable SOFR rate (but not less than 0.0%), plus an applicable margin, which ranges from 1.125% to 2.000%, based on the credit ratings of the Company's senior unsecured non-credit enhanced long-term indebtedness for borrowed money plus a credit spread adjustment to the SOFR rate of 0.10%. Borrowings under the Restated Credit Facility that are base rate loans bear interest at a per annum rate (but not less than 1.0%) equal to (i) the greatest of (A) the Prime Rate (as defined in the Restated Credit Facility) in effect on such day, (B) the NYFRB Rate (as defined in the Restated Credit Facility) in effect on such day plus ½ of 1.0%, and (C) the adjusted one-month term SOFR rate plus 1.0% per annum, plus (ii) an applicable margin, which ranges from 0.125% to 1.000%, based on the credit ratings of the Company's senior unsecured non-credit enhanced long-term indebtedness for borrowed money.

The Restated Credit Facility contains certain loan covenants that are customary for credit facilities of this type and that restrict the ability of Concentrix Corporation and its subsidiaries to take certain actions, including the creation of liens, mergers or consolidations, changes to the nature of their business, and, solely with respect to subsidiaries of Concentrix Corporation, incurrence of indebtedness. In addition, the Restated Credit Facility contains financial covenants that require the Company to maintain at the end of each fiscal quarter, (i) a consolidated leverage ratio (as defined in the Restated Credit Facility) not to exceed 3.75 to 1.0 (or for certain periods following certain qualified acquisitions, including the Webhelp Combination, 4.25 to 1.0) and (ii) a consolidated interest coverage ratio (as defined in the Restated Credit Facility) equal to or greater than 3.00 to 1.0. The Restated Credit Facility also contains various customary events of default, including payment defaults, defaults under certain other indebtedness, and a change of control of Concentrix Corporation.

None of Concentrix' subsidiaries guarantees the obligations under the Restated Credit Facility.

Prior to entering into the Amendment Agreement, obligations under the Company's Prior Credit Facility were secured by substantially all of the assets of Concentrix Corporation and certain of its U.S. subsidiaries and were guaranteed by certain of its U.S. subsidiaries. Borrowings under the Prior Credit Facility bore interest, in the case of term or daily SOFR loans, at a per annum rate equal to the applicable SOFR rate (but not less than 0.0%), plus an adjustment of between 0.10% and 0.25% depending on the interest period of each SOFR loan, plus an applicable margin, which ranged from 1.25% to 2.00%, based on the Company's consolidated leverage ratio. Borrowings under the Prior Credit Facility that were base rate loans bore interest at a per annum rate equal to (i) the greatest of (a) the Federal Funds Rate in effect on such day plus ½ of 1.00%, (b) the rate of interest last publicly announced by Bank of America as its "prime rate" and (c) the term SOFR rate plus 1.00%, plus (ii) an applicable margin, which ranged from 0.25% to 1.00%, based on the Company's consolidated leverage ratio. From August 31, 2022 through the date of the Amendment Agreement, the outstanding principal of the term loans under the Prior Credit Facility was payable in quarterly installments of $26,250.

During fiscal year 2023, the Company voluntarily prepaid $25,000 of the principal balance on the term loans under the Prior Credit Facility, without penalty.

As of November 30, 2024 and 2023, no amounts were outstanding under the Company's revolving credit facility.

**Securitization Facility**

On April 25, 2024, the Company entered into an amendment to the Securitization Facility to (i) increase the commitment of the lenders to provide available borrowings from up to $500,000 to up to $600,000, (ii) extend the termination date of the Securitization Facility from July 5, 2024 to April 24, 2026, and (iii) amend the interest rate margins, such that borrowings under the Securitization Facility that are funded by certain lenders through such lenders' issuance of commercial paper bear interest at the applicable commercial paper rate plus a spread of 0.80% and, otherwise, at a bank rate that includes a per annum rate equal to the applicable SOFR rate (subject to a SOFR related adjustment of 0.10%), plus a spread of 0.90%.

Under the Securitization Facility, Concentrix Corporation and certain of its subsidiaries (the "Originators") sell or otherwise transfer all of their accounts receivable to a special purpose bankruptcy-remote subsidiary of the Company (the "Borrower") that grants a security interest in the receivables to the lenders in exchange for available borrowings of up to $600,000. The amount received under the Securitization Facility is recorded as debt on the Company's consolidated balance sheets. Borrowing availability under the Securitization Facility may be limited by the Company's accounts receivable balances, changes in the credit ratings of the clients comprising the receivables, client concentration levels in the receivables, and certain characteristics of the accounts receivable being transferred (including factors tracking performance of the accounts receivable over time).

The Securitization Facility contains various affirmative and negative covenants, including a consolidated leverage ratio covenant that is consistent with the Restated Credit Facility and customary events of default, including payment defaults, defaults under certain other indebtedness, a change in control of Concentrix Corporation, and certain events negatively affecting the overall credit quality of the transferred accounts receivable.

The Borrower's sole business consists of the purchase or acceptance through capital contributions of the receivables and related security from the Originators and the subsequent retransfer of or granting of a security interest in such receivables and related security to the administrative agent under the Securitization Facility for the benefit of the lenders. The Borrower is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to be satisfied out of the Borrower's assets prior to any assets or value in the Borrower becoming available to the Borrower's equity holders, and the assets of the Borrower are not available to pay creditors of the Company and its subsidiaries.

On January 14, 2025, the Company entered into an amendment to the Securitization Facility to increase the commitment of the lenders to provide available borrowings from up to $600,000 to up to $700,000 and extend the termination date of the Securitization Facility from April 24, 2026 to January 14, 2027.

**Sellers' Note**

On September 25, 2023, as part of the consideration for the Webhelp Combination, Concentrix Corporation issued the Sellers' Note in the aggregate principal amount of €700,000 to certain Sellers. The stated rate of interest associated with the Sellers' Note is two percent (2.00%) per annum, which is below the Company's expected borrowing rate. As a result, the Company discounted the Sellers' Note by €31,500 using an approximate 4.36% imputed annual interest rate. This discounting resulted in an initial value of €668,500 or $711,830. The discounted value is being amortized into interest expense over the two-year term. All stated principal and accrued interest will be due and payable on September 25, 2025.

Amounts outstanding under the Sellers' Note have been classified as long-term debt within the consolidated balance sheet based on the Company's ability and intent to refinance on a long-term basis as of November 30, 2024.

**Covenant compliance**

As of November 30, 2024 and 2023, Concentrix was in compliance with all covenants for the above arrangements.

**Future principal payments**

As of November 30, 2024, future principal payments under the above loans for the subsequent fiscal years are as follows:

|  | Amount |
|---|---|
| **Fiscal Years Ending November 30,** |  |
| 2025 | $ 742,988 |
| 2026 | 1,172,271 |
| 2027 | 1,500,921 |
| 2028 | 801,006 |
| 2029 | 445 |
| Thereafter | 550,000 |
| Total | $ 4,767,631 |

**NOTE 10—REVENUE:**

**Disaggregated revenue**

In the following tables, the Company's revenue is disaggregated by primary industry verticals and geographic locations:

|  | Fiscal Years Ended November 30, | | |
|---|---|---|---|
|  | 2024 | 2023 | 2022 |
| **Industry vertical:** |  |  |  |
| Technology and consumer electronics | $ 2,674,040 | $ 2,205,834 | $ 1,980,666 |
| Retail, travel and e-commerce | 2,361,866 | 1,448,666 | 1,184,086 |
| Communications and media | 1,527,922 | 1,117,694 | 1,076,289 |
| Banking, financial services and insurance | 1,455,641 | 1,091,853 | 967,810 |
| Healthcare | 727,389 | 696,266 | 608,169 |
| Other | 872,042 | 554,393 | 507,453 |
| Total | $ 9,618,900 | $ 7,114,706 | $ 6,324,473 |

The following table presents revenue by geographical locations where the Company's services are delivered. Shown below are the countries that account for the Company's revenue for the periods presented:

| | Fiscal Years Ended November 30, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **Revenue by geography:** | | | |
| Philippines | $ 1,596,578 | $ 1,585,878 | $ 1,476,706 |
| United States | 1,110,763 | 1,304,797 | 1,388,514 |
| India | 1,054,460 | 898,250 | 811,492 |
| Great Britain | 394,945 | 205,437 | 211,219 |
| Germany | 388,005 | 232,729 | 232,282 |
| Canada | 307,590 | 317,410 | 326,162 |
| Others | 4,766,559 | 2,570,205 | 1,878,098 |
| Total | $ 9,618,900 | $ 7,114,706 | $ 6,324,473 |

Deferred revenue contract liabilities and deferred costs to obtain or fulfill a contract are not material.

## NOTE 11—PENSION AND EMPLOYEE BENEFITS PLANS:

The Company has a 401(k) plan in the United States under which eligible employees may contribute up to the maximum amount as provided by law. Employees become eligible to participate in the 401(k) plan on the first day of the month after their employment date. The Company may make discretionary contributions under the plan. Employees in most of the Company's non-U.S. legal entities are covered by government mandated defined contribution plans. During fiscal years 2024, 2023 and 2022, the Company contributed $105,087, $89,767 and $83,792, respectively, to defined contribution plans.

### Defined Benefit Plans

For eligible employees in the United States, the Company maintains a frozen defined benefit pension plan ("the cash balance plan"), which includes both a qualified and non-qualified portion. The pension benefit formula for the cash balance plan is determined by a combination of compensation, age-based credits and annual guaranteed interest credits. The qualified portion of the cash balance plan has been funded through contributions made to a trust fund.

The Company maintains funded or unfunded defined benefit pension or retirement plans for certain eligible employees in the Philippines, Malaysia, India, and France. Benefits under these plans are primarily based on years of service and compensation during the years immediately preceding retirement or termination of participation in the plans.

The Company's measurement date for all defined benefit plans and other post-retirement benefits is November 30. The plan assumptions for both the U.S. and non-U.S. defined benefit pension plans are evaluated annually and are updated as deemed necessary. Net benefit costs related to defined benefit plans were $16,097, $11,328 and $9,437, during fiscal years 2024, 2023 and 2022, respectively.

Components of pension cost for the Company's defined benefit plans are as follows:

| | Fiscal Years Ended November 30, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Service costs | $ 9,033 | $ 6,937 | $ 7,031 |
| Interest costs on projected benefit obligation | 10,893 | 10,306 | 6,828 |
| Expected return on plan assets | (5,295) | (6,208) | (6,562) |
| Amortization and deferrals, net | 1,457 | 98 | 1,540 |
| Settlement charges | 9 | 195 | 600 |
| Total pension costs | $ 16,097 | $ 11,328 | $ 9,437 |

Service costs are recorded in cost of services and selling, general and administrative expenses while the remaining components of total pension costs are recorded within other expense (income), net in the consolidated statements of operations.

The status of the Company's defined benefit plans is summarized below:

| | | Fiscal Years Ended November 30, | | |
| --- | --- | --- | --- | --- |
| | | 2024 | | 2023 |
| **Change in Benefit Obligation:** | | | | |
| Benefit obligation at beginning of year | $ | 208,565 | $ | 209,166 |
| Service costs | | 9,033 | | 6,937 |
| Interest costs | | 10,893 | | 10,306 |
| Actuarial losses (gains) | | 6,017 | | (1,942) |
| Benefits paid | | (17,161) | | (13,761) |
| Acquisitions | | — | | 12,499 |
| Settlements | | (490) | | (14,771) |
| Foreign currency adjustments | | (2,992) | | 131 |
| Projected obligation at end of year | $ | 213,865 | $ | 208,565 |
| | | | | |
| **Change in Plan Assets:** | | | | |
| Fair value of plan assets at beginning of year | $ | 126,752 | $ | 137,351 |
| Actual return on assets | | 17,251 | | 2,358 |
| Settlements | | (83) | | (14,771) |
| Employer contributions | | 4,442 | | 12,143 |
| Benefits paid | | (12,279) | | (10,119) |
| Foreign currency adjustments | | (160) | | (210) |
| Fair value of plan assets at end of year | $ | 135,923 | $ | 126,752 |
| | | | | |
| **Funded Status of Plans:** | | | | |
| Unfunded status | $ | 77,942 | $ | 81,813 |

Amounts recognized in the consolidated balance sheet and recorded within other accrued liabilities and other long-term liabilities as of November 30, 2024 and 2023 consist of the following:

| | | As of November 30, | | |
| --- | --- | --- | --- | --- |
| | | 2024 | | 2023 |
| Current liability | $ | 16,694 | $ | 16,946 |
| Non-current liability | | 61,248 | | 64,867 |
| Total | $ | 77,942 | $ | 81,813 |

The accumulated benefit obligation for all defined benefit pension plans was $213,461 and $188,058 at November 30, 2024 and 2023, respectively.

The following weighted-average rates were used in determining the benefit obligations as of November 30, 2024 and 2023:

| | As of November 30, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Discount rate | 3.2% - 6.7% | 3.6% - 7.1% |
| Interest crediting rate for cash balance plan | 4.0 % | 4.0 % |
| Expected rate of future compensation growth | 2.5% - 7.0% | 1.8% - 8.0% |

The following weighted-average rates were used in determining the pension costs for the fiscal years ended November 30, 2024 and 2023:

| | Fiscal Years Ended November 30, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Discount rate | 4.0% - 7.5% | 4.0% - 7.5% |
| Interest crediting rate for cash balance plan | 4.0 % | 4.0 % |
| Expected return on plan assets | 3.6% - 7.1% | 1.0% - 7.0% |
| Expected rate of future compensation growth | 1.8% - 8.0% | 1.8% - 8.8% |

For the cash balance plan, the discount rate reflects the rate at which benefits could effectively be settled and is based on current investment yields of high-quality corporate bonds. The Company uses an actuarially-developed yield curve approach to match the timing of cash flows of expected future benefit payments by applying specific spot rates along the yield curve to determine the assumed discount rate.

The range of discount rates utilized in determining the pension cost and projected benefit obligation of the Company's defined benefit plans reflects a lower prevalent rate applicable to the frozen cash balance plan for eligible employees in U.S. and a higher applicable rate for the unfunded defined benefit plan for certain eligible employees in the Philippines, France and Malaysia. The plans outside the U.S. represented approximately 40% and 39% of the Company's total projected benefit obligation for all defined benefit plans as of November 30, 2024 and 2023, respectively.

## Plan Assets

As of November 30, 2024 and 2023, plan assets for the cash balance plan consisted of common/collective trusts (of which approximately 50% are invested in equity backed funds and approximately 50% are invested in funds in fixed income instruments) and a private equity fund. The Company's targeted allocation was 50% equity and 50% fixed income. The investment objectives for the plan assets are to generate returns that will enable the plan to meet its future obligations. The Company's expected long-term rate of return was determined based on the asset mix of the plan, projected returns, past performance and other factors. The following table sets forth by level within the fair value hierarchy, total plan assets at fair value as of November 30, 2024 and 2023, including the cash balance plan and other funded benefit plans:

| Investments | As of November 30, 2024 | As of Quoted Prices in Active Markets for Identical Assets (Level 1) | As of Significant Other Observable Inputs (Level 2) | As of Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Cash and cash equivalents | $ 3,606 | $ 3,606 | $ — | $ — |
| Common/collective trusts: | | | | |
| Fixed income | 59,928 | — | 59,928 | — |
| U.S. large cap | 25,924 | — | 25,924 | — |
| U.S. small cap | 7,662 | — | 7,662 | — |
| International equity | 27,168 | — | 27,168 | — |
| Governmental bonds | 8,501 | — | 8,501 | — |
| Corporate bonds | 3,134 | — | 3,134 | — |
| Investment funds | — | — | — | — |
| Limited partnership | — | — | — | — |
| Total investments | $ 135,923 | $ 3,606 | $ 132,317 | $ — |

| Investments | As of November 30, 2023 | As of Quoted Prices in Active Markets for Identical Assets (Level 1) | As of Significant Other Observable Inputs (Level 2) | As of Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Cash and cash equivalents | $ 3,951 | $ 3,951 | $ — | $ — |
| Common/collective trusts: | | | | |
| Fixed income | 55,550 | — | 55,550 | — |
| U.S. large cap | 24,816 | — | 24,816 | — |
| U.S. small cap | 6,641 | — | 6,641 | — |
| International equity | 25,556 | — | 25,556 | — |
| Governmental bonds | 6,245 | — | 6,245 | — |
| Corporate bonds | 3,955 | — | 3,955 | — |
| Investment funds | — | — | — | — |
| Limited partnership | 38 | — | — | 38 |
| Total investments | $ 126,752 | $ 3,951 | $ 122,763 | $ 38 |

The Company's cash balance plan holds level 2 investments in common/collective trust funds that are public investment vehicles valued using a net asset value ("NAV") provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that may not be active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds. Level 3 investments are equity based funds that primarily invest in domestic early stage capital funds.

**Benefit Payments**

The following table details expected benefit payments for the cash balance plan and other defined benefit plans:

| Fiscal Years Ending November 30, | | |
|---|---|---:|
| 2025 | $ | 34,183 |
| 2026 | | 26,578 |
| 2027 | | 24,292 |
| 2028 | | 23,163 |
| 2029 | | 21,271 |
| Thereafter | | 93,624 |
| Total | $ | 223,111 |

The Company expects to make approximately $2,375 in contributions during fiscal year 2025.

**NOTE 12—LEASES:**

The Company leases certain of its facilities and equipment under operating lease agreements, which expire in various periods through 2037. The Company's finance leases are not material.

The following table presents the various components of operating lease costs:

| | Fiscal Years Ended November 30, | | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| Operating lease cost | $ | 295,111 | $ | 216,774 | $ | 199,609 |
| Short-term lease cost | | 89,001 | | 21,802 | | 20,451 |
| Variable lease cost | | 44,237 | | 58,283 | | 45,997 |
| Sublease income | | (4,492) | | (5,394) | | (3,226) |
| Total operating lease cost | $ | 423,857 | $ | 291,465 | $ | 262,831 |

The following table presents a maturity analysis of expected undiscounted cash flows for operating leases on an annual basis for the next five fiscal years and thereafter as of November 30, 2024:

**Fiscal Years Ending November 30,**

| | | |
|---|---|---|
| 2025 | $ | 293,978 |
| 2026 | | 231,818 |
| 2027 | | 176,497 |
| 2028 | | 134,446 |
| 2029 | | 80,569 |
| Thereafter | | 109,030 |
| Total payments | | 1,026,338 |
| Less: imputed interest* | | 164,538 |
| Total present value of lease payments | $ | 861,800 |

*Imputed interest represents the difference between undiscounted cash flows and discounted cash flows.

The following amounts were recorded in the consolidated balance sheet as of November 30, 2024 and 2023 related to the Company's operating leases:

| | | As of November 30, | |
|---|---|---|---|
| **Operating leases** | **Balance sheet location** | **2024** | **2023** |
| Operating lease ROU assets | Other assets, net | $ 816,550 | $ 813,590 |
| Current operating lease liabilities | Other accrued liabilities | 235,912 | 229,010 |
| Non-current operating lease liabilities | Other long-term liabilities | 625,888 | 623,290 |

The following table presents supplemental cash flow information related to the Company's operating leases. Cash payments related to variable lease costs and short-term leases are not included in the measurement of operating lease liabilities, and, as such, are excluded from the amounts below:

| | Fiscal Years Ended November 30, | | |
|---|---|---|---|
| **Cash flow information** | **2024** | **2023** | **2022** |
| Cash paid for amounts included in the measurement of lease liabilities | $ 310,859 | $ 225,142 | $ 196,168 |
| Non-cash ROU assets obtained in exchange for lease liabilities | 295,894 | 152,071 | 191,055 |

The weighted-average remaining lease term and discount rate as of November 30, 2024 and 2023, respectively, were as follows:

| | As of November 30, | |
|---|---|---|
| **Operating lease term and discount rate** | **2024** | **2023** |
| Weighted-average remaining lease term (years) | 4.50 | 4.88 |
| Weighted-average discount rate | 6.91 % | 6.41 % |

**NOTE 13—INCOME TAXES:**

The sources of income before the provision for income taxes are as follows:

| | Fiscal Years Ended November 30, | | |
| | 2024 | 2023 | 2022 |
|---|---|---|---|
| United States | $ 4,279 | $ (51,820) | $ 7,883 |
| Foreign | 294,995 | 460,048 | 597,120 |
| Total income before income taxes | $ 299,274 | $ 408,228 | $ 605,003 |

Provision for income taxes consists of the following:

| | Fiscal Years Ended November 30, | | |
| | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Current tax provision:** | | | |
| Federal | $ 89,987 | $ 78,961 | $ 65,423 |
| State | 7,734 | 11,064 | 5,151 |
| Foreign | 185,584 | 126,072 | 129,613 |
| | $ 283,305 | $ 216,097 | $ 200,187 |
| **Deferred tax provision (benefit):** | | | |
| Federal | $ (104,236) | $ (97,371) | $ (19,596) |
| State | (20,462) | (12,850) | (12,303) |
| Foreign | (110,550) | (11,490) | 1,075 |
| | (235,248) | (121,711) | (30,824) |
| Total income tax provision | $ 48,057 | $ 94,386 | $ 169,363 |

The following presents the breakdown of net deferred tax liabilities after netting by taxing jurisdiction:

| | As of November 30, | |
| | 2024 | 2023 |
|---|---|---|
| Deferred tax assets | $ 218,396 | $ 72,333 |
| Deferred tax liabilities | 312,574 | 414,246 |
| Total net deferred tax liabilities | $ 94,178 | $ 341,913 |

Net deferred tax liabilities consist of the following:

| | As of November 30, | |
|---|---|---|
| | **2024** | **2023** |
| **Assets:** | | |
| Net operating losses | $ 172,182 | $ 138,930 |
| Accruals and other reserves | 78,308 | 55,528 |
| Depreciation and amortization | 107,095 | 73,234 |
| U.S. interest limitation carry forward | 49,481 | 33,318 |
| Share-based compensation expense | 17,714 | 7,867 |
| Deferred revenue | 5,280 | 5,429 |
| Tax credits | 5,082 | 5,082 |
| Foreign tax credit | 5,199 | 915 |
| Operating lease liabilities | 201,266 | 190,348 |
| Intercompany loans payable | 110,708 | 81,654 |
| Other | 32,048 | 37,713 |
| Gross deferred tax assets | 784,363 | 630,018 |
| Valuation allowance | (125,163) | (117,679) |
| Total deferred tax assets | $ 659,200 | $ 512,339 |
| **Liabilities:** | | |
| Intangible assets | $ 529,129 | $ 636,194 |
| Unremitted non-US earnings | 42,433 | 45,250 |
| Operating lease right-of-use assets | 181,816 | 172,808 |
| Total deferred tax liabilities | 753,378 | 854,252 |
| **Net deferred tax liabilities** | $ 94,178 | $ 341,913 |

The valuation allowance relates primarily to certain state and foreign net operating loss carry forwards, foreign deferred items and state credits. The Company's assessment is that it is not more likely than not that these deferred tax assets will be realized.

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate is as follows:

| | Fiscal Years Ended November 30, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| Federal statutory income tax rate | 21.0 % | 21.0 % | 21.0 % |
| State taxes, net of federal income tax benefit | (1.8)% | (1.0)% | (1.4)% |
| International rate difference | (9.0)% | (2.3)% | (2.7)% |
| Withholding taxes | 3.9 % | 2.5 % | 1.1 % |
| Uncertain tax benefits | 0.7 % | 1.3 % | (0.3)% |
| Changes in valuation allowance | 6.5 % | 1.7 % | 1.3 % |
| Impact of inclusion of foreign income [1] | 0.3 % | (4.7)% | 9.2 % |
| Capital loss | (12.4)% | — % | — % |
| Other [2] | 6.9 % | 4.6 % | (0.2)% |
| Effective income tax rate | 16.1 % | 23.1 % | 28.0 % |

[1] Represents Subpart F income, Base Erosion and Anti-Abuse Tax (BEAT), and Global Intangible Low-Taxed Income (GILTI) (less Section 250 deduction), net of associated foreign tax credits.

[2] Includes categories of reconciling items that are not individually equal to or greater than 5% for the fiscal year ended November 30, 2024. Includes tax costs related to future legal entity restructuring for the fiscal year ended November 30, 2023.

The Company's U.S. business has sufficient cash flow and liquidity to fund its operating requirements and the Company expects and intends that profits earned outside the United States will be fully utilized and reinvested outside of the United States with the exception of earnings of certain acquired non-U.S. entities. The Company has recorded deferred tax liabilities related to non-U.S. withholding taxes on the earnings of its non-U.S. subsidiaries likely to be repatriated in the future.

As of November 30, 2024, the Company had approximately $2,757,788 of undistributed earnings of its non-U.S. subsidiaries for which it has not provided for non-U.S. withholding taxes and state taxes because such earnings are intended to be reinvested indefinitely in international operations. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed. Accordingly, the Company has not provisioned U.S. state taxes and non-U.S. withholding taxes on the non-U.S. legal entities for which the earnings are permanently reinvested.

As of November 30, 2024, the Company had net operating loss carry forwards of approximately $312,542 and $29,544 for federal and state purposes, respectively. The federal net operating loss carry forward and the state net operating loss carry forwards will begin to expire in the fiscal year ending November 30, 2025. The Company also had approximately $173,322 of foreign net operating loss carry forwards that will also begin to expire in fiscal year ending November 30, 2025 if not used. In addition, the Company has approximately $10,670 of various federal and state income tax credit carry forwards that, if not used, will begin to expire in the fiscal year ending November 30, 2025. Utilization of the acquired loss carry forwards may be limited pursuant to Section 382 of the Internal Revenue Code of 1986.

The Company enjoys tax holidays in certain jurisdictions, primarily Algeria, China, Colombia, Costa Rica, Dominican Republic, El Salvador, Estonia, Guatemala, Honduras, India, Jamaica, Jordan, Latvia, Madagascar, Nicaragua, the Philippines and Türkiye. The tax holidays provide for lower or zero rates of taxation and require various thresholds of investment and business activities in those jurisdictions. The estimated tax benefits from the above tax holidays for fiscal years 2024, 2023, and 2022 were approximately $17,332, $7,961, and $10,315, respectively.

The aggregate changes in the balances of gross unrecognized tax benefits, excluding accrued interest and penalties, during fiscal years 2024, 2023, and 2022 were as follows:

| | | |
|---|---|---:|
| Balance as of November 30, 2021 | $ | 47,447 |
| Additions based on tax positions related to the current year | | 42,749 |
| Settlements | | (4,882) |
| Lapse of statute of limitations | | (14,351) |
| Balance as of November 30, 2022 | | 70,963 |
| Additions based on tax positions related to the current year | | 5,819 |
| Additions based on tax positions related to the prior year / acquisition | | 6,071 |
| Lapse of statute of limitations | | (4,938) |
| Changes due to translation of foreign currencies | | 1,407 |
| Balance as of November 30, 2023 | | 79,322 |
| Additions based on tax positions related to the current year | | 11,081 |
| Additions based on tax positions related to the prior year / acquisition | | 18,576 |
| Lapse of statute of limitations | | (8,071) |
| Changes due to translation of foreign currencies | | (132) |
| Settlements | | (428) |
| Balance as of November 30, 2024 | $ | 100,348 |

The Company conducts business globally and files income tax returns in various U.S. and non-U.S. jurisdictions. The Company is subject to continuous examination and audits by various tax authorities. Significant audits are underway in the United States and India. The Company is not aware of any material exposures arising from these tax audits or in other jurisdictions not already provided for.

Although timing of the resolution of audits and/or appeals is highly uncertain, the Company believes it is reasonably possible that the total amount of unrecognized tax benefits as of November 30, 2024 could decrease between $40,219 and $42,796 in the next twelve months. The Company is no longer subject to U.S. federal income tax audit for returns covering years through fiscal year 2018. The Company is no longer subject to non-U.S. or U.S. state income tax audits for returns covering years through fiscal year 2012 and fiscal year 2014, respectively.

The liability for unrecognized tax benefits was $112,961 and $87,939 at November 30, 2024 and November 30, 2023, respectively, and is included in other long-term liabilities in the consolidated balance sheets. As of November 30, 2024 and 2023, $60,512 and $52,779 of the total unrecognized tax benefits, net of federal benefit, would affect the effective tax rate, if realized. The Company's policy is to include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes. As of November 30, 2024 and 2023, the Company had accrued $12,613 and $8,617, respectively, in income taxes payable related to accrued interest and penalties.

## NOTE 14—COMMITMENTS AND CONTINGENCIES:

From time to time, the Company receives notices from third parties, including customers and suppliers, seeking indemnification, payment of money, or other actions in connection with claims made against them. Also, from time to time, the Company has been involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. In addition, the Company is subject to various other claims, both asserted and unasserted, that arise in the ordinary course of business. The Company evaluates these claims and records the related liabilities. It is possible that the liabilities ultimately incurred by the Company could differ from the amounts recorded.

The Company does not believe that the above commitments and contingencies will have a material adverse effect on the Company's results of operations, financial position or cash flows.

## NOTE 15—EARNINGS PER SHARE:

Basic and diluted earnings per common share ("EPS") are computed using the two-class method, which is an earnings allocation formula that determines EPS for each class of common stock and participating security.

| | | Fiscal Years Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| **Basic earnings per common share:** | | | | | | |
| Net income | $ | 251,217 | $ | 313,842 | $ | 435,049 |
| Less: net income allocated to participating securities[1] | | (9,504) | | (6,001) | | (6,631) |
| Net income attributable to common stockholders | $ | 241,713 | $ | 307,841 | $ | 428,418 |
| | | | | | | |
| Weighted average common shares - basic | | 64,977 | | 53,801 | | 51,353 |
| | | | | | | |
| Basic earnings per common share | $ | 3.72 | $ | 5.72 | $ | 8.34 |
| | | | | | | |
| **Diluted earnings per common share:** | | | | | | |
| Net income | $ | 251,217 | $ | 313,842 | $ | 435,049 |
| Less: net income allocated to participating securities[1] | | (9,490) | | (5,978) | | (6,583) |
| Net income attributable to common stockholders | $ | 241,727 | $ | 307,864 | $ | 428,466 |
| | | | | | | |
| Weighted-average number of common shares - basic | | 64,977 | | 53,801 | | 51,353 |
| Effect of dilutive securities: | | | | | | |
| Stock options and restricted stock units | | 97 | | 209 | | 387 |
| Weighted-average number of common shares - diluted | | 65,074 | | 54,010 | | 51,740 |
| | | | | | | |
| Diluted earnings per common share | $ | 3.71 | $ | 5.70 | $ | 8.28 |

(1) Restricted stock awards granted to employees by the Company are considered participating securities. Effective in the fourth quarter of fiscal year 2023, restricted stock units granted are also considered participating securities.

## NOTE 16—STOCKHOLDERS' EQUITY:

### Share repurchase program

In September 2021, the Company's board of directors authorized the repurchase of up to $500,000 of the outstanding shares of Concentrix common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. The repurchase program has no termination date and may be suspended or discontinued at any time. During the fiscal years ended November 30, 2024 and 2023 under the share repurchase program, the Company repurchased 2,201 and 709 shares, respectively, of Concentrix common stock for an aggregate purchase price of $136,096 and $63,958, respectively. The share repurchases were made on the open market and the shares repurchased by the Company are held in treasury for general corporate purposes. At November 30, 2024, approximately $154,030 remained available for share repurchases under the existing authorization from the Company's board of directors.

During December 2024, the Company repurchased 151 shares of Concentrix common stock under the repurchase program for an aggregate purchase price of $6,548.

In January 2025, the Company's board of directors extended the share repurchase program by authorizing an increase of the amount remaining for share repurchases under the existing share repurchase authorization to $600,000.

**Dividends**

During fiscal years 2024 and 2023, the Company paid the following dividends per share approved by the Company's board of directors:

| Announcement Date | Record Date | Per Share Dividend Amount | Payment Date |
|---|---|---|---|
| January 19, 2023 | January 30, 2023 | $0.275 | February 10, 2023 |
| March 29, 2023 | April 28, 2023 | $0.275 | May 9, 2023 |
| June 28, 2023 | July 28, 2023 | $0.275 | August 8, 2023 |
| September 27, 2023 | October 27, 2023 | $0.3025 | November 7, 2023 |
| January 24, 2024 | February 5, 2024 | $0.3025 | February 15, 2024 |
| March 26, 2024 | April 26, 2024 | $0.3025 | May 7, 2024 |
| June 26, 2024 | July 26, 2024 | $0.3025 | August 6, 2024 |
| September 25, 2024 | October 25, 2024 | $0.33275 | November 5, 2024 |

On January 15, 2025, the Company announced a cash dividend of $0.33275 per share to stockholders of record as of January 31, 2025, payable on February 11, 2025.

## ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

## ITEM 9A. CONTROL AND PROCEDURES

### Evaluation of disclosure controls and procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rules 13a-15(b) or 15d-15(b) under the Exchange Act, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by Concentrix in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

### Report of management on internal control over financial reporting

Management's Report on Internal Control over Financial Reporting, as of November 30, 2024, appears in Part II, Item 8, of this Annual Report on Form 10-K, and is incorporated herein by reference.

The effectiveness of the Company's internal control over financial reporting, as of November 30, 2024, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which appears in Part II, Item 8, of this Annual Report on Form 10-K.

### Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter of fiscal year 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### Limitations on controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

## ITEM 9B. OTHER INFORMATION

### Rule 10b5-1 trading arrangements

During the three months ended November 30, 2024, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

**PART III**

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information required by this Item 10 is incorporated by reference to the material under the headings "Board of Directors," "Board Committees," "Proposals Requiring Your Vote—Proposal No. 1: Election of Directors," and "Our Executive Officers" in the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2025.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure for delinquent reports is being made, it can be found under the caption "Delinquent Section 16(a) Reports" in the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2025, and is incorporated herein by reference.

Our Code of Ethical Business Conduct, with which our directors, officers and staff must comply, establishes legal and ethical standards for conducting our business, including in accordance with applicable Nasdaq listing standards and SEC regulations. Our Code of Ethical Business Conduct is available free of charge on the "Governance—Governance Documents" page of the Investor section of our website at www.concentrix.com, and a copy may also be obtained, upon request, from our Corporate Secretary at 39899 Balentine Drive, Suite 235, Newark, California, 94560. Future waivers from, or amendments to, our Code of Ethical Business Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions will be timely posted on the webpage referenced in this paragraph.

We have an insider trading policy governing the purchase, sale, and other dispositions of our securities that applies to all of our personnel, including directors, officers, game-changers, and other covered persons. We also follow such procedures, as applicable, for the repurchase of our securities. We believe that our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and listing standards applicable to us. A copy of our insider trading policy, the Concentrix Corporation Securities Trading Policy, is filed as Exhibit 19.1 to this Form 10-K.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the material under the headings "Board Committees—Compensation Committee," "Director Compensation," "Compensation Discussion and Analysis," "2024 Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal Year 2024," "Outstanding Equity Awards at 2024 Fiscal Year-End," "Option Exercises and Stock Vested in Fiscal Year 2024," "Pension Benefits," "Potential Payments upon Termination or in Connection with a Change of Control," "CEO Pay Ratio," "Pay Versus Performance," and "Corporate Governance—Risk Management" in the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2025.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to the material under the headings "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2025.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the material under the headings "Corporate Governance—Related Party Transactions" and "Board of Directors—Director Independence" in the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2025.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the material under the heading "Proposals Requiring Your Vote—Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2025.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

### (a)(1) Financial Statements

The consolidated financial statements of the Company filed as part of this Annual Report on Form 10-K are included in Item 8. Financial Statements and Supplementary Data.

### (a)(2) Financial Statement Schedules

*Schedules Omitted*

Schedules other than Schedule II are omitted because they are not required or applicable under instructions contained in Regulation S-X or because the information called for is shown in the consolidated financial statements.

### CONCENTRIX

### SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

### For the Fiscal Years Ended November 30, 2024, 2023 and 2022

### (in thousands)

| | Balances at Beginning of Fiscal Year | | Additions/ Deductions | | Additions from Acquisitions | | Reclassifications and Write-offs | | Balances at End of Fiscal Year |
| | | | Charged to Revenue and Expense, net | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Fiscal Year Ended November 30, 2024** | | | | | | | | | |
| Allowance for deferred tax assets | $ | 117,679 | $ | 40,340 | $ | — | $ | (32,856) | $ | 125,163 |
| **Fiscal Year Ended November 30, 2023** | | | | | | | | | |
| Allowance for deferred tax assets | $ | 103,169 | $ | 4,823 | $ | 11,760 | $ | (2,073) | $ | 117,679 |
| **Fiscal Year Ended November 30, 2022** | | | | | | | | | |
| Allowance for deferred tax assets | $ | 31,016 | $ | 9,269 | $ | 63,804 | $ | (920) | $ | 103,169 |

**(a)(3) Exhibits**

| Exhibit No. | Exhibit Description |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of November 19, 2021, by and among Concentrix Corporation, CNXC Merger Sub, Inc., ProKarma Holdings Inc. and Carlyle Partners VI Holdings, L.P. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on November 24, 2021).* |
| 2.2 | First Amendment to Agreement and Plan of Merger, dated as of December 20, 2021, by and among Concentrix Corporation, CNXC Merger Sub, Inc., ProKarma Holdings Inc. and Carlyle Partners VI Holdings, L.P. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 23, 2021).* |
| 2.3 | Share Purchase and Contribution Agreement, dated June 12, 2023, by and among Concentrix Corporation, OSYRIS S.à r.l., Marnix Lux SA, the other beneficiaries party thereto, and Sandrine Asseraf as the PoA Seller Representative (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 12, 2023).* |
| 2.4 | First Amendment to Share Purchase and Contribution Agreement, dated July 14, 2023, by and among Concentrix Corporation, OSYRIS S.à r.l., Marnix Lux SA, Sandrine Asseraf as the PoA Seller Representative, Priscilla Maters, as the representative of the GBL Sellers and Frédéric Jousset, and Sapiens, as the representative of the Non-PoA Sellers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 17, 2023).* |
| 3.1 | Composite Amended and Restated Certificate of Incorporation of Concentrix Corporation filed on December 2, 2020, as amended by the Certificate of Amendment of the Certificate of Incorporation of Concentrix Corporation, filed October 28, 2024. |
| 3.2 | Amended and Restated Bylaws of Concentrix Corporation, as amended. |
| 3.3 | Amended and Restated Bylaws of Concentrix Corporation, as amended (redlined). |
| 4.1 | Description of Securities. |
| 4.2 | Indenture, dated as of August 2, 2023, by and between Concentrix Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 2, 2023). |
| 4.3 | First Supplemental Indenture, dated as of August 2, 2023, by and between Concentrix Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 2, 2023). |
| 4.4 | Second Supplemental Indenture, dated as of August 2, 2023, by and between Concentrix Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 2, 2023). |
| 4.5 | Third Supplemental Indenture, dated as of August 2, 2023, by and between Concentrix Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on August 2, 2023). |
| 10.1 | Amendment and Restatement Agreement, dated as of April 21, 2023, by and among Concentrix Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 26, 2023). |

| 10.2 | Receivables Financing Agreement, dated as of October 30, 2020, by and among Concentrix Receivables, Inc., as borrower, the Company, as initial servicer, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed on October 30, 2020). |
|------|------|
| 10.3 | Receivables Purchase Agreement, dated as of October 30, 2020, by and among Concentrix Receivables, Inc., the Company, as servicer, and the subsidiaries of the Company named therein, as originators (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed on October 30, 2020). |
| 10.4 | First Omnibus Amendment, dated as of May 5, 2021, by and among the Company, as servicer, Concentrix Receivables, Inc., as borrower, the subsidiaries of the Company named therein, as originators, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 9, 2021). |
| 10.5 | Second Amendment to Receivables Financing Agreement, dated as of July 6, 2022, by and among Concentrix Receivables, Inc., as borrower, the Company, as servicer, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 8, 2022). |
| 10.6 | Third Amendment to Receivables Financing Agreement, dated as of April 25, 2024, by and among Concentrix Receivables, Inc., as borrower, the Company, as servicer, the group agents and the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 26, 2024). |
| 10.7 | Fourth Amendment to Receivables Financing Agreement, dated as of January 14, 2025, by and among Concentrix Receivables, Inc., as borrower, the Company, as servicer, the group agents and the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 21, 2025). |
| 10.8 | Put Option Agreement, dated as of March 29, 2023, by and among Concentrix Corporation, OSYRIS S.à r.l., Marnix Lux SA, the other beneficiaries party thereto, and Sandrine Asseraf as the PoA Seller Representative, including the form of Sellers' Note set forth as Schedule 7 thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 31, 2023).* |
| 10.9 | Investor Rights Agreement, dated as of March 29, 2023, by and among Concentrix Corporation and the initial stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 31, 2023).* |
| 10.10 | Commitment Letter, dated as of March 29, 2023, by and between Concentrix Corporation and JPMorgan Chase Bank, N.A (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 31, 2023). |
| 10.11 | Sellers' Note, dated September 25, 2023, by and among Concentrix Corporation and certain holders party thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 25, 2023). |
| 10.12 | Form of Stock Restriction Agreement by and between Concentrix Corporation and the shareholders of Marnix Lux SA party thereto (incorporated by reference to Exhibit E to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 17, 2023). |

| | |
|---|---|
| 10.13 | Offer Letter, dated as of November 24, 2020, by and between the Company and Christopher Caldwell (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 25, 2020).† |
| 10.14 | Concentrix Corporation Amended and Restated 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 29, 2024).† |
| 10.15 | Form of Restricted Stock Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 22, 2021).† |
| 10.16 | Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (Non-Employee Directors).† |
| 10.17 | Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on February 16, 2021).† |
| 10.18 | Form of Stock Option Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 22, 2021).† |
| 10.19 | Form of Restricted Stock Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2022) (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on January 28, 2022).† |
| 10.20 | Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2022) (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on January 28, 2022).† |
| 10.21 | Form of Performance Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on January 28, 2022).† |
| 10.22 | Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2023) (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed on January 29, 2024).† |
| 10.23 | Concentrix Corporation 2020 Employee Stock Purchase Plan, as amended.† |
| 10.24 | Concentrix Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on December 2, 2020).† |
| 10.25 | Form of Indemnification Agreement between the Company and individual directors and officers (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registration Statement on Form 10 filed by Concentrix Corporation on October 13, 2020 (File No. 001-39494)).† |
| 10.26 | Service Agreement, effective as of January 7, 2019, by and between Concentrix CVG CMG UK Limited and Cormac Twomey (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on February 16, 2021).† |
| 16.1 | Letter from KPMG LLP (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on October 30, 2024). |
| 19.1 | Concentrix Corporation Securities Trading Policy. |
| 21.1 | Subsidiaries of the Company. |
| 23.1 | Consent of KPMG LLP. |
| 24.1 | Power of Attorney (included on signature page of this report). |

| 31.1 | [Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.](#) |
|------|------|
| 31.2 | [Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.](#) |
| 32.1 | [Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#) |
| 97.1 | [Concentrix Corporation Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on January 29, 2024).](#) |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 104 | Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101). |

\*    Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Concentrix Corporation hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

†    Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

**ITEM 16. FORM 10-K SUMMARY**

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2025


CONCENTRIX CORPORATION

By: /s/ Christopher Caldwell
Christopher Caldwell
President and Chief Executive Officer


# POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Caldwell and Andre Valentine, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ Christopher Caldwell<br>Christopher Caldwell | President and Chief Executive Officer (Principal Executive Officer) and Director | January 28, 2025 |
| /s/ Andre Valentine<br>Andre Valentine | Chief Financial Officer (Principal Financial and Principal Accounting Officer) | January 28, 2025 |
| /s/ Teh-Chien Chou<br>Teh-Chien Chou | Director | January 28, 2025 |
| /s/ LaVerne Council<br>LaVerne Council | Director | January 28, 2025 |

| | | |
|---|---|---|
| /s/ Jennifer Deason | Director | January 28, 2025 |
| Jennifer Deason | | |
| | | |
| /s/ Olivier Duha | Director | January 28, 2025 |
| Olivier Duha | | |
| | | |
| /s/ Nicolas Gheysens | Director | January 28, 2025 |
| Nicolas Gheysens | | |
| | | |
| /s/ Kathryn Hayley | Director | January 28, 2025 |
| Kathryn Hayley | | |
| | | |
| /s/ Kathryn Marinello | Director | January 28, 2025 |
| Kathryn Marinello | | |
| | | |
| /s/ Dennis Polk | Director | January 28, 2025 |
| Dennis Polk | | |
| | | |
| /s/ Ann Vezina | Director | January 28, 2025 |
| Ann Vezina | | |



concentrix™
2025
Proxy Statement

February 13, 2025

Dear Concentrix Corporation Stockholder:

We invite you to attend our 2025 Annual Meeting of Stockholders, which will be held at 8:00 a.m. Eastern Daylight Time on Tuesday, March 25, 2025. The Annual Meeting will again be held in a virtual format to provide a convenient experience for all of our stockholders. Stockholders who held shares of Concentrix Corporation common stock as of the record date of January 28, 2025 will be able to attend the meeting by logging in at *www.virtualshareholdermeeting.com/CNXC2025*. Details regarding attending and voting at the Annual Meeting and the business to be conducted at the meeting are described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is very important to our Board of Directors. Whether or not you attend the Annual Meeting, we encourage you to vote your shares of Concentrix Corporation common stock on the Internet, by toll-free telephone call or, if you have requested a paper copy of our proxy materials, by signing, dating, and returning the proxy card in the envelope provided.

Thank you for your ongoing support of, and continued interest in, Concentrix Corporation.

Sincerely,



Kathryn Marinello
*Chair of the Board*

Chris Caldwell
*Chief Executive Officer*

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## OF
## CONCENTRIX CORPORATION

**39899 Balentine Drive, Suite 235**
**Newark, California 94560**

---

| Date: | Record Date: | Time: | Attendance: |
|---|---|---|---|
| Tuesday, March 25, 2025 | Tuesday, January 28, 2025 | 8:00 a.m. EDT | *www.virtualshareholdermeeting.com/CNXC2025* |

The 2025 Annual Meeting of Stockholders of Concentrix Corporation will be held in a virtual meeting format at *www.virtualshareholdermeeting.com/CNXC2025*, on Tuesday, March 25, 2025 at 8:00 a.m. Eastern Daylight Time.

## Items of Business

1. Election of ten directors nominated by our Board of Directors and named in this Proxy Statement.

2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025.

3. Approval, on an advisory basis, of the compensation of our named executive officers.

4. Approval of a management proposal to amend our Amended and Restated Certificate of Incorporation, as amended, to permit stockholders owning at least 25% of our common stock to call a special meeting of stockholders.

5. Vote on a shareholder proposal regarding shareholder ability to call for a special shareholder meeting, if properly presented.

6. Such other business as may be properly be brought before the meeting.

The Proxy Statement following this Notice describes these matters in detail. We have not received notice of any other proposals to be presented at the Annual Meeting.

You may attend and vote at the Annual Meeting if you were a Concentrix Corporation stockholder of record at the close of business on January 28, 2025, the record date for the Annual Meeting. Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote your shares of Concentrix Corporation common stock promptly on the Internet, by toll-free telephone call, or, if you have requested a paper copy of our proxy materials, by signing, dating, and returning the proxy card in the envelope provided. Voting your shares prior to the Annual Meeting will not prevent you from changing your vote through the virtual meeting platform if you choose to attend the meeting.

By order of the Board of Directors,

Jane C. Fogarty
*Executive Vice President, Legal*

Newark, California
February 13, 2025

## TABLE OF CONTENTS

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding our expected future financial condition, growth, and results of operations, including revenue, operating income, and free cash flow, and statements that include words such as believe, expect, may, will, provide, could, and should, and other similar expressions. These forward-looking statements are inherently uncertain and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024 filed with the SEC and subsequent SEC filings. We do not undertake a duty to update forward-looking statements, which speak only as of the date on which they are made.



## PROXY STATEMENT

---

## OVERVIEW OF PROXY STATEMENT AND 2025 ANNUAL MEETING

The following summary highlights information contained elsewhere in this Proxy Statement to assist you in reviewing the matters to be considered at the Concentrix Corporation 2025 Annual Meeting of Stockholders. In this Proxy Statement, "we," the "Company," and "Concentrix" refer to Concentrix Corporation and "game-changers" refers to our employees. The summary does not contain all of the information that you should consider, and you should carefully read the entire Proxy Statement, as well as our Annual Report on Form 10-K for the year ended November 30, 2024, before voting. This Proxy Statement and a proxy card are first being sent to stockholders on or about February 13, 2025.

| Attending the Annual Meeting | |
| --- | --- |
| **Date and Time:** | **Record Date:** |
| Tuesday, March 25, 2025 | January 28, 2025 |
| 8:00 a.m. Eastern Daylight Time | |
| **Virtual Meeting Platform:** *www.virtualshareholdermeeting.com/CNXC2025* | |

| Voting at the Annual Meeting | | | |
| --- | --- | --- | --- |
| **Telephone:** | **Online:** | **Mail:** | **At the Meeting:** |
| (800) 690-6903 | *www.proxyvote.com* | Return proxy card | Through the virtual |
| 24 hours a day | 24 hours a day | in the postage-paid | meeting platform |
| 7 days a week | 7 days a week | envelope provided | |

## Concentrix at a Glance

We are a global technology and services leader that powers exceptional brand experiences and digital operations for more than 2,000 clients across the globe. We design, build, and run fully integrated, end-to-end solutions – including customer experience ("CX") process optimization, technology innovation and design engineering, front- and back-office automation, analytics and business transformation services – for clients in five primary industry verticals. Our solutions help our clients drive deep understanding, full lifecycle engagement, and differentiated customer experiences for their brands.



2000+
clients
155+
Fortune Global
500 clients
16+ years
average top 30
clients' tenure
99%
client retention rate
70+ countries
6 continents
176
industry awards
FY 2024
300+
patents, IP &
proprietary technology
Thousands
of GenAi deployments
at scale


## 2024 Snapshot

In 2024, we achieved strong results across key areas of growth while repurchasing shares of our common stock, reducing our leverage, and supporting our dividend. We delivered revenue of approximately $9.6 billion, representing year-over-year growth of 35.2% as reported and 2.7% on a pro forma constant currency basis. We returned approximately $220 million to stockholders, including $136 million of share repurchases and $84 million dividends, while reducing our indebtedness by approximately $209 million. In January 2025, we announced that we had completed the integration of the Webhelp business ahead of plan following our combination with Webhelp in September 2023.

In September 2024, we announced the release of iXHello™, the first product in our Intelligent Experience ("IX") suite of products. iXHello is an enterprise-grade Generative AI ("GenAI")-powered self-service application that is designed to accelerate productivity across multiple business functions by enabling users to create customizable virtual assistants that can integrate with leading large language models as well as internal data sources. iXHello is capable of researching the latest online information, translating text in over 90 languages, analyzing files, images, and data, transcribing voice and meeting notes, and creating training materials, documentation, and reports, among other applications. We expect to release additional technology products in the iX suite in fiscal year 2025.

## Fiscal 2024 Financial Highlights

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | November 30, 2024 | November 30, 2023 | Change |
| Revenue *($ millions)* | $ 9,618.9 | $ 7,114.7 | 35.2 % |
| Operating income *($ millions)* | $ 596.4 | $ 661.3 | (9.8)% |
| Non-GAAP operating income *($ millions)* [1] | $ 1,317.9 | $ 1,010.0 | 30.5 % |
| Operating margin | 6.2 % | 9.3 % | -310 bps |
| Non-GAAP operating margin [1] | 13.7 % | 14.2 % | -50 bps |
| Net income *($ millions)* | $ 251.2 | $ 313.8 | (19.9)% |
| Non-GAAP net income *($ millions)* | $ 772.3 | $ 630.7 | 22.5 % |
| Adjusted EBITDA *($ millions)* [1] | $ 1,554.9 | $ 1,181.8 | 31.6 % |
| Adjusted EBITDA margin [1] | 16.2 % | 16.6 % | -40 bps |

[1] See page 37 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2024 for reconciliations of each non-GAAP measure to its most directly comparable GAAP measure.

## Fiscal 2024 Awards and Recognition Highlights

- We debuted on the Fortune 500®.

- We were honored with 53 client awards and 176 industry awards, including the Brandon Hall Group HCM Awards for *Best Business Automation Solution* and Customer Success's award for G*enerative AI Product of the Year.*

- We were distinguished by Everest Group Research as a leader for the 9th consecutive year, recognizing us for our GenAI platforms for improving CX and operational efficiency.

Additional information about our fiscal year 2024 performance is set forth in our Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission (the "SEC") on January 28, 2025.

We publish an annual Sustainability Report that is available on our website, which outlines our long-term ESG goals, how these commitments align with the Sustainable Development Goals established by the United Nations, and updates stakeholders on our progress toward these goals.

| | Annual Meeting Agenda | | | |
|---|---|---|---|---|
| **Proposal 1:** | Proposal 2: | Proposal 3: | Proposal 4: | Proposal 5: |
| **Election of Directors** (see page 23) | Ratification of Appointment of Ernst & Young LLP | Advisory Vote on Executive Compensation | Charter Amendment | Shareholder Proposal |



The following table provides summary information about our ten director nominees, each of whom currently serves on our Board of Directors. Concentrix is committed to diversity and inclusion across our organization and believes this starts with our highly skilled and diverse Board. Half of the ten director nominees are women, and 20 percent identify as ethnically diverse. Our Board of Directors recommends that you vote **FOR** each of the director nominees.

| Name and Principal Occupation | Age | Director Since | Independent | Current Committees |
|---|---|---|---|---|
| Chris Caldwell<br>*President and CEO, Concentrix Corporation* | 52 | 2020 | No | Executive |
| Teh-Chien Chou<br>*President, Harbinger Venture Management Co., Ltd.* | 67 | 2020 | Yes | Audit (Chair), Executive, Nominating and Governance |
| LaVerne H. Council<br>*Chief Executive Officer, Emerald One, LLC* | 63 | 2020 | Yes | Audit, Compensation |
| Jennifer Deason<br>*Chief Executive Officer, Home Partners of America* | 49 | 2020 | Yes | Audit, Nominating and Governance |
| Olivier Duha<br>*Former Chief Executive Officer, Webhelp* | 56 | 2023 | No | Executive |
| Nicolas Gheysens<br>*Executive, Groupe Bruxelles Lambert SA* | 48 | 2023 | No | Executive |
| Kathryn Hayley<br>*Chief Executive Officer, Rosewood Advisory Services, LLC* | 66 | 2020 | Yes | Compensation (Chair), Executive, Nominating and Governance |
| Kathryn Marinello<br>*Chief Executive Officer, PODS* | 68 | 2020 | Yes | Executive (Chair) |
| Dennis Polk<br>*Hyve Solutions Executive, TD SYNNEX Corporation* | 58 | 2020 | Yes | None |
| Ann Vezina<br>*Chair of the Board, TD SYNNEX Corporation* | 61 | 2020 | Yes | Compensation, Executive, Nominating and Governance (Chair) |



**Diverse Board Composition**

| % Women | % Ethnically Diverse | Age |
|---|---|---|
| 50% | 20% | 45-49, 50-54, 55-59, 60-64, 65-69 |

| Proposal 1: | **Proposal 2:** | Proposal 3: | Proposal 4: | Proposal 5: |
|---|---|---|---|---|
| Election of Directors | **Ratification of Appointment of Ernst & Young LLP** (see page <u>28</u>) | Advisory Vote on Executive Compensation | Charter Amendment | Shareholder Proposal |

✓

Following a competitive evaluation process conducted by the Audit Committee of our Board, in October 2024, we announced that the Audit Committee selected Ernst & Young LLP to serve as the Company's independent registered public accounting firm for our fiscal year ended November 30, 2025. Our Board of Directors recommends that you vote **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025.



| Proposal 1: | Proposal 2: | **Proposal 3:** | Proposal 4: | Proposal 5: |
|---|---|---|---|---|
| Election of Directors | Ratification of Appointment of Ernst & Young LLP | **Advisory Vote on Executive Compensation** (see page <u>29</u>) | Charter Amendment | Shareholder Proposal |

✓

Consistent with SEC regulations, we are holding a non-binding advisory vote on executive compensation, commonly known as "say-on-pay," to provide our stockholders with an opportunity to express their views on our named executive officers' compensation.

Our executive compensation program is designed to support our culture, to attract, retain, and motivate executives who can contribute to our future success as a global organization, and to reinforce the achievement of strategic financial metrics aligned with long-term sustainable profitability and growth. The program emphasizes pay-for-performance, with a significant portion of executive compensation at risk and subject to the achievement of performance metrics that are aligned to our strategy and long-term stockholder value. This includes our performance-based equity incentive program under which at least 50% of our executive officers' long-term compensation is comprised of performance-based restricted stock units.

See "Compensation Discussion and Analysis" in this Proxy Statement for a discussion of our executive compensation program and the compensation earned by our executive officers in fiscal year 2024.

Our executive compensation program and compensation philosophy is also supported by policies and practices that reflect our commitment to do right by and for people, including the following:

| What We Do | What We Do Not Do |
|---|---|
| ☑ Balance cash and equity compensation with a strong emphasis on pay-for-performance and at-risk compensation | ☒ No guaranteed minimum payouts or uncapped incentive award opportunities |
| ☑ Enhance retention and alignment with long-term stockholder value through multi-year performance periods and vesting cycles | ☒ No excessive perquisites or personal benefits for executive officers |
| ☑ Provide incentive award opportunities based on metrics that promote long-term stockholder value | ☒ No easily achievable target performance goals |
| ☑ Require executive officers and directors to own and retain shares of Common Stock that have significant value to strengthen alignment with stockholder interests | ☒ No hedging transactions, short sales, or other derivative transactions in our Common Stock by our directors, officers and game-changers |
| ☑ Assess the competitiveness of our executive compensation program by comparison to a group of peer companies | ☒ No single-trigger change of control benefits or special retirement plans for executive officers |
| ☑ Maintain a robust clawback policy that provides for the recoupment of incentive compensation in compliance with applicable law | ☒ No tax gross-up payments for executive officers for a change of control |

Our Board of Directors recommends that you vote **FOR** the approval, on an advisory basis, of the compensation of our named executive officers.

| Proposal 1: | Proposal 2: | Proposal 3: | **Proposal 4:** | Proposal 5: |
|---|---|---|---|---|
| Election of Directors | Ratification of Appointment of Ernst & Young LLP | Advisory Vote on Executive Compensation | **Charter Amendment** (see page 30) | Shareholder Proposal |
| | | | ✓ | |

We are asking stockholders to approve an amendment to our Amended and Restated Certificate of Incorporation, as amended, to permit stockholders owning at least 25% of our common stock to call a special meeting of stockholders (the "Charter Amendment").

Our Board of Directors recommends that you vote **FOR** the approval of the Charter Amendment.

| Proposal 1: | Proposal 2: | Proposal 3: | Proposal 4: | **Proposal 5:** |
|---|---|---|---|---|
| Election of Directors | Ratification of Appointment of Ernst & Young LLP | Advisory Vote on Executive Compensation | Charter Amendment | **Shareholder Proposal** (see page 33) |
| | | | |  |

Our Board of Directors recommends that you vote **AGAINST** this proposal.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE CONCENTRIX CORPORATION ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 25, 2025:**

This Proxy Statement is being furnished to you in connection with the solicitation by the Company's Board of Directors (the "Board") of proxies to be used at our 2025 Annual Meeting of Stockholders (the "Annual Meeting") and any adjournments or postponements thereof. As permitted by SEC rules, we are furnishing our proxy materials, which include our 2024 Annual Report to Stockholders and this Proxy Statement, to stockholders by providing access to the proxy materials on the Internet at *www.proxyvote.com*. We are mailing stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the proxy materials and how to vote by proxy online. Stockholders can request a printed copy of the proxy materials by following the instructions in the Notice.

## ABOUT THE ANNUAL MEETING

### Who May Attend and Vote at the Annual Meeting

You may vote at the Annual Meeting if you were a holder of shares of Concentrix Corporation common stock, par value $0.0001 per share ("Common Stock"), as of the close of business on January 28, 2025 (the "record date"). As of the record date, 64,337,846 shares of Common Stock were outstanding. Excluding 79,561 shares of restricted Common Stock that were issued in connection with the Webhelp combination for which holders have waived their right to vote on any matter submitted to the holders of Common Stock, 64,258,285 shares of Common Stock are eligible to vote at the Annual Meeting. Each such share of Common Stock is entitled to one vote on each matter presented for action at the Annual Meeting.

### How to Attend the Annual Meeting

Our Annual Meeting will again be held in a virtual format to provide a safe and convenient experience for our stockholders. The Annual Meeting will be conducted via live webcast at 8:00 a.m. Eastern Daylight Time on Tuesday, March 25, 2025. Stockholders who held shares of Common Stock as of the record date for the Annual Meeting can participate in the virtual Annual Meeting and ask questions about matters that are relevant to the items of business on the agenda.

To attend, participate in, vote, and ask pertinent questions during the virtual Annual Meeting, stockholders who held shares of Common Stock as of the close of business on the record date should visit *www.virtualshareholdermeeting.com/CNXC2025* and enter the unique 16-digit control number that was included on the notice of internet availability, proxy card, or the instructions that accompanied your proxy materials. You are welcome to log in as early as 15 minutes before the start time of the Annual Meeting on March 25, 2025.

The virtual meeting platform is supported across internet browsers and devices (*e.g.*, desktops, laptops, tablets, and cell phones). If you plan to attend the live webcast, we recommend a strong WiFi or internet connection for the best viewing experience. We encourage you to access the virtual meeting platform before the meeting begins to confirm your log-in credentials, familiarize yourself with the platform, and ensure that your streaming audio is working correctly. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting login page. Technical support will be available starting at 7:45 a.m. EDT on March 25, 2025.

### How to Vote at the Annual Meeting

The Board is asking for your proxy in advance of the Annual Meeting. Giving your proxy means that you authorize the individuals designated as proxies to vote your shares of Common Stock at the Annual

Meeting in the manner you direct. You may give your proxy or otherwise vote your shares of Common Stock in one of several ways, depending on how you hold your shares.

***Stockholders of Record.*** If your shares of Common Stock are registered directly in your name with the Company's transfer agent on the record date, you are considered the "stockholder of record" of those shares and you may:



Vote your shares of Common Stock by proxy by calling (800) 690-6903, 24 hours a day, seven days a week until 11:59 p.m. Eastern Daylight Time on March 24, 2025. Please have your proxy card on hand when you call. The telephone voting system has easy-to-follow instructions and provides confirmation that the system has properly recorded your

OR



Vote your shares of Common Stock by proxy by visiting the website *www.proxyvote.com*, 24 hours a day, seven days a week until 11:59 p.m. Eastern Daylight Time on March 24, 2025. Please have your proxy card on hand when you access the website. The website has easy-to-follow instructions and provides confirmation that the system has properly recorded your vote.

OR



If you have requested or received paper copies of our proxy materials by mail, vote your shares of Common Stock by proxy by signing, dating, and returning the proxy card prior to the Annual Meeting in the postage-paid envelope provided. If you vote by telephone or over the Internet, you do not need to return your proxy card by mail.

OR



Vote your shares of Common Stock by attending the Annual Meeting virtually and submitting your vote through the virtual meeting platform at *www.virtualshareholdermeeting.com/CNXC2025*.

For information about shares of Common Stock registered in your name, call Computershare toll free at (877) 373-6374 or access your account via the Internet at *www.computershare.com/investor*.

***Beneficial Owners***. If you hold your shares of Common Stock in a brokerage account or through a bank or other nominee, your broker, bank, or other nominee is considered the "stockholder of record" and you are considered the "beneficial owner" of the shares. In this case, your broker, bank, or other nominee is responsible for providing you with instructions on how to vote. If you are a beneficial owner and want to vote your shares of Common Stock at the virtual Annual Meeting, you will need the unique 16-digit control number that appears on the instructions that accompanied the notice of internet availability or the proxy materials that you received.

A broker non-vote occurs when (i) the bank, broker, trust, or other nominee has discretionary voting power on routine proposals to be considered at a meeting of stockholders but does not have discretionary voting power on other proposals to be considered at such meeting because they are non-routine and (ii) the bank, broker, trust, or other nominee has not received voting instructions from the beneficial owner on a non-routine proposal. A bank, broker, trust, or other nominee may exercise discretion in voting on routine matters but may not exercise discretion, and therefore cannot vote, on non-routine matters if voting instructions are not provided by the beneficial owner on such non-routine matters.

If you do not instruct your broker, bank, or other nominee on how to vote your shares of Common Stock, it will have discretionary authority to vote your shares on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025 (Proposal 2). However, each of the remaining proposals (the election of directors (Proposal 1), the advisory vote to approve our executive compensation (Proposal 3), the Charter Amendment (Proposal 4), and the shareholder proposal regarding shareholder ability to call for a special shareholder meeting (the "Shareholder Proposal") (Proposal 5) to be considered at this Annual Meeting are considered non-routine matters. Therefore, if you are a beneficial owner and you do not instruct your bank, broker, trust, or other nominee on how to vote your shares of Common Stock with respect to Proposal 1, Proposal 3, Proposal 4, or Proposal 5, your bank, broker, trust, or other nominee will not be permitted to vote your shares on such proposal, resulting in a broker non-vote.

***Voting by Proxy***. Your vote by proxy covers all shares of Common Stock registered in your name. If you vote your shares of Common Stock by proxy (whether on the Internet, by toll-free telephone call, or by returning a proxy card by mail) and you do not direct specific voting instructions, the shares represented will be voted consistent with the Board's recommendations:

- **FOR** the election of all ten director nominees named in this Proxy Statement;

- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025;

- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers;

- **FOR** the approval of the Charter Amendment;

- **AGAINST** the Shareholder Proposal; and

- In the discretion of the proxy holders on any other matters properly brought before the meeting.

> ***Your vote is important. Whether or not you plan to attend the virtual Annual Meeting, please vote by proxy on the Internet, by toll-free telephone call or, if you have requested a paper copy of our proxy materials, by signing, dating, and returning the proxy card.***

***401(k) Plan Shares***. If you own shares of Common Stock in the Concentrix Corporation Retirement and Savings Plan (the "401(k) Plan"), your proxy card also covers those shares. The trustee of the 401(k) Plan will vote your 401(k) Plan shares as directed by you. If you do not provide voting instructions, the trustee of the 401(k) Plan will vote your 401(k) Plan shares in proportion to the voting instructions it has received. To vote your 401(k) Plan shares, you may use one of the methods described above under "Stockholders of Record," but your vote must be received by 11:59 p.m. Eastern Daylight Time on March 20, 2025.

## How to Change or Revoke Your Vote

Attending the virtual Annual Meeting does not automatically revoke or cancel your prior vote by proxy. If you are a stockholder of record, you may change or revoke your vote by proxy if you:

- deliver a written notice of revocation to our Corporate Secretary prior to votes being cast at the Annual Meeting;

- execute and return a later-dated proxy prior to votes being cast at the Annual Meeting;

- cast a new vote by proxy on the Internet or by toll-free telephone call before 11:59 p.m. Eastern Daylight Time, on March 24, 2025; or

- attend the virtual Annual Meeting and submit a new vote through the virtual meeting platform.

If you are a beneficial owner, follow the instructions provided by your broker, bank, or other nominee to revoke your vote by proxy, if applicable.

## Quorum

We will have a quorum to conduct business at the Annual Meeting if holders of a majority of the outstanding shares of Common Stock entitled to vote as of the close of business on the record date are present or represented by proxy at the meeting. In determining a quorum, shares of Common Stock held by stockholders who abstain from voting or whose shares are represented by broker non-votes on any proposal will be considered present at the Annual Meeting.

## CORPORATE GOVERNANCE

### Governance Policies

Our Corporate Governance Guidelines, Code of Ethical Business Conduct, and Human Rights Policy are available on the "Governance Documents" page of the Investor Relations section of our website at *www.concentrix.com*, and copies of each may be obtained upon request from our Corporate Secretary. Our Corporate Governance Guidelines contain information about the structure and functioning of our Board, including with respect to Board and Committee composition, independence, membership criteria, and stock ownership guidelines.

We rely on our Code of Ethical Business Conduct to communicate the legal and ethical standards for how we conduct our business, including our adherence to applicable Nasdaq Stock Market ("Nasdaq") listing standards and SEC regulations. All of our directors, executive officers, and employees are required to comply with the Code of Ethical Business Conduct, and we translate the Code into approximately 30 languages to ensure our game-changers around the globe can read it in their primary languages.

Our Human Rights Policy reinforces our commitment to human rights and supplements our Code of Ethical Business Conduct by setting out key principles that we strive to adhere to in the protection of liberty, freedom, and other human rights, consistent with the Universal Declaration of Human Rights. Our Board of Directors has approved and has oversight responsibility for our Human Rights Policy.

We have a robust whistleblower program that is overseen by the Audit Committee. Stockholders, game-changers, clients, and other interested parties can anonymously submit complaints, including violations of the Code of Ethical Business Conduct, online or through a written communication sent to the Chair of the Audit Committee. Information regarding the reports received through our whistleblower program are reviewed quarterly with the Audit Committee.

We intend to disclose any waivers from, or amendments to, our Code of Ethical Business Conduct that apply to our Chief Executive Officer, Chief Financial Officer, and persons performing similar functions that are required to be disclosed by Item 5.05 of Form 8-K by timely posting disclosure of such events on our website at *www.concentrix.com*. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

We have an insider trading policy governing the purchase, sale, and other dispositions of our securities that applies to all of our personnel, including directors, officers, game-changers, and other covered persons. We also follow such procedures, as applicable, for the repurchase of our securities. We believe that our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and listing standards applicable to us. A copy of our insider trading policy, the Concentrix Corporation Securities Trading Policy, is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended November 30, 2024.

### Stockholder Engagement

Making the greatest impact means that we must listen to, learn from, and collaborate with many different stakeholders, and we have implemented an active and regular engagement program as a part of our strong corporate governance practices. We value the input of our stockholders, and any significant feedback that we receive from our stockholders is shared with our executive team and our Board, as appropriate.

We engage in outreach efforts to receive valuable feedback that informs our decisions with respect to our strategy, corporate governance practices and policies, ESG initiatives, and our external communications. During fiscal 2024, we participated in over 230 investor engagements, including 118 meetings with potential new stockholders and meetings with stockholders representing more than 70% of our outstanding shares. Key topics discussed during these meetings included:

- our financial performance and capital deployment;

- the combination and integration with Webhelp;

- technological innovation, including generative AI, and views on market trends;

- our executive compensation practices;

- Board composition and corporate governance; and

- our ESG practices and policies.

In response to stockholder feedback, at our Special Meeting of Stockholders in September 2024, we proposed an amendment to our Amended and Restated Certificate of Incorporation, as amended (our "Charter") to remove the 66-2/3% supermajority voting standard required to amend or repeal Articles V, VII, VIII, or IX of our Charter. The proposal was approved by our stockholders and the amendment became effective shortly following the Special Meeting upon its filing and acceptance with the Secretary of State of the State of Delaware. In January 2025, our Board approved an amendment to our Amended and Restated Bylaws, as amended (our "Bylaws"), to change a similar 66-2/3% supermajority voting standard required for stockholders to amend our Bylaws to a simple majority.

## Related Party Transactions

Our written related party transactions policy requires our Audit Committee to review any transaction, arrangement, or relationship or series thereof that will involve more than $120,000 in which the Company is a participant, and in which any related party (directors, director nominees, executive officers, holders of more than five percent of the Common Stock, and immediate family members of any of the foregoing) has a direct or indirect material interest (each a "related party transaction"). In determining whether to ratify or approve a related party transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related party's interest in the transaction, the approximate dollar value of the transaction, and whether the proposed transaction includes any potential reputational risk to the Company. Executive officer and non-employee director compensation reported in this proxy statement is not considered a related party transaction.

Other than as set forth below, since the beginning of fiscal year 2024, there have been no related party transactions and, as of the date of this Proxy Statement, no related party transactions are proposed.

*Investor Rights Agreement*.  In connection with the Webhelp combination, the Company entered into an Investor Rights Agreement (the "IRA") with certain stockholders (the "Initial Stockholders") of Marnix Lux SA, a public limited liability company (*société anonyme*) incorporated under the laws of the Grand Duchy of Luxembourg ("Webhelp Parent") and the parent company of the Webhelp business. The IRA became effective on the closing of the combination in September 2023. The Initial Stockholders included certain affiliates of Groupe Bruxelles Lambert SA, a public limited liability company (*société anonyme*) incorporated under the laws of Belgium ("GBL"), and Olivier Duha. As of the record date, GBL and its affiliates owned approximately 13.6% of our outstanding Common Stock.

Subject to the terms and conditions of the IRA, (i) GBL has the right to nominate two directors (the "GBL Directors") to our Board for so long as certain entities associated with GBL and Mr. Duha own at least 70% of the shares of Common Stock originally issued to them in the Webhelp combination and (ii) GBL has the right to nominate one director to the Board for so long as certain entities associated with GBL owns at least 50% of the shares of Common Stock originally issued to them in the Webhelp combination. If GBL has the right to nominate two directors, Mr. Duha has the right to be nominated as one of the two GBL Directors for so long as he owns at least 50% of the shares of Common Stock originally issued to him in the Webhelp combination. The initial GBL Directors are Mr. Duha and Nicolas Gheysens.

Each of the Initial Stockholders agreed not to take certain actions without the Company's prior written consent so long as they hold at least 50% of the shares originally issued to them in the Webhelp combination, including making any proposal, public statement or offer to the Board or the Company's stockholders regarding business combinations, tender offers, restructuring, liquidation, or acquisition of Company loans, securities, or assets, among other specified actions. Neither the Company nor any material subsidiary may amend its organizational documents in a manner that disproportionately adversely affects the rights of the Initial Stockholders or that is knowingly in violation of the rights of any Initial Stockholder pursuant to the IRA so long as such Initial Stockholder holds at least 50% of the shares of Common Stock originally issued to it in the Webhelp combination.

Subject to the terms and conditions of the IRA, the Initial Stockholders agreed to certain customary lock-up provisions covering the shares of Common Stock issued to them at closing. The Initial Stockholders have certain registration rights under the IRA, which required the Company to register, within 180 days of the closing of the Webhelp combination, the resale of certain shares of Common Stock held by the Initial Stockholders. Upon demand by the Initial Stockholders, the Company will also be required to register a sale by the Initial Stockholders of such shares with a value of at least $100 million up to two times in any rolling twelve-month period. The Initial Stockholders will also have "piggy-back" registration rights to include their shares of Common Stock in certain other registration statements filed by the Company.

The Company has agreed to waive the corporate opportunity doctrine to the extent permitted under the Delaware General Corporation Law with respect to GBL and the GBL Directors.

## Risk Management

The Board, directly and indirectly through its committees, has oversight responsibility for the Company's risk management process, including risks related to climate change, executive officer succession planning, and cybersecurity. The full Board is informed of each committee's risk oversight activities through regular reports from the committee chairs. In addition, Board members generally attend committee meetings for which they are not members in a non-voting capacity to remain aware of, and provide input on, the matters addressed by those committees. Strategic, operational, financial, and competitive risks are presented and discussed at the Board's quarterly meetings, and the Board conducts an annual review of our long-term strategic plans. The Board reviews and discusses at least annually environmental, healthy and safety, and social risks and matters material to the Company.

At the committee level, the Audit Committee has oversight responsibility for our risk assessment and management activities, including with respect to information technology, cybersecurity, and privacy. The Nominating and Governance Committee assists the Board in overseeing the Company's governance risks, including Board composition and succession, and compliance with SEC and Nasdaq regulations related to corporate governance. The Compensation Committee oversees the Company's compensation policies and practices and related human capital and compensation risks.

*Compensation Risk Assessment.* In consultation with the Compensation Committee and the Compensation Committee's independent compensation consultant, members of management from the Company's People Solutions and Legal departments annually assess whether the Company's compensation policies and practices encourage excessive or inappropriate risk-taking by our employees, including employees other than our named executive officers. The risk assessment in fiscal year 2024 included a review of compensation policies and practices, the design of our incentive plans and policies, the risk characteristics of our business, the alignment of our compensation programs to our company strategy, our internal controls and related risk management programs, and the compensation programs' risk mitigation features.

Management reported its findings to the Compensation Committee, and after review and discussion, the Compensation Committee concluded that our compensation programs do not encourage executive officers or other employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on our business. Factors considered by the Compensation Committee as part of its review include:

- Our compensation programs have a balance of short- and long-term incentive programs that measure performance against multiple metrics that enhance long-term stockholder value, aligning our team with our short- and long-term strategy.

- Incentive award opportunities have appropriate thresholds and caps, are plotted along a continuum, and are not highly leveraged with significant escalations in payout for incremental performance.

- Long-term incentive awards align the interests of equity award recipients with those of stockholders.

- Equity awards have multi-year vesting provisions, which promote long-term value creation, aid in retention, and reduce the potential for short-term risk taking.

- Our share ownership guidelines require our executive officers and directors to own a significant amount of Common Stock so that each individual has personal wealth tied to our long-term success and is thereby aligned with stockholder interests.

- Our compensation programs are evaluated against peer data to maintain competitiveness and market appropriateness in light of our industry, size, and performance.

- The Compensation Committee receives input from an independent compensation consultant on executive compensation programs.

- Our Securities Trading Policy restricts trading of Company securities by executive officers and other leaders to open trading windows following pre-clearance by our Legal Department and prohibits hedging, short sales, and other derivative transactions in the Company's securities.

## BOARD OF DIRECTORS

### Leadership Structure

The Board regularly considers its leadership structure and believes that it is important to retain the flexibility to determine the appropriate leadership structure for the Company and its stockholders. Since the Company became a standalone public company in December 2020, the Board has maintained separate roles for the Chief Executive Officer ("CEO") and Board Chair, with Ms. Marinello serving as Chair of the Board. This separation enables the CEO to focus on the Company's operations and day-to-day management of the Company, while the Chair focuses on leading the Board in its oversight and other responsibilities.

### Director Independence

The Board annually reviews the independence of each director. Our Corporate Governance Guidelines require that a majority of the Board members qualify as independent directors under the Nasdaq listing standards. Based on the information provided by each director and the Board's most recent review, the Board has determined that each of Messrs. Chou and Polk and Mses. Council, Deason, Hayley, Marinello, and Vezina qualify as "independent" within the meaning of Nasdaq Rule 5605(a).

Mr. Caldwell is not considered independent due to his current employment as our President and Chief Executive Officer. Mr. Duha is not considered independent due to his previous role as Chief Executive Officer of Webhelp, prior to our combination with Webhelp in September 2023. Mr. Gheysens is not independent due to his role as an executive of GBL, which is the largest stockholder of Concentrix. GBL was the largest shareholder of Webhelp and received a significant portion of the purchase consideration, including a majority of the aggregate principal amount of the promissory note issued by us, as part of the Webhelp combination.

In evaluating the independence of Ms. Marinello, the Board considered the engagement of Concentrix to provide customer experience solutions for PODS for whom Ms. Marinello serves as Chief Executive Officer. In fiscal year 2024, PODS made payments to Concentrix of approximately $11.0 million in connection with these services, which represented less than 0.2% of our fiscal year 2024 revenue. In evaluating the independence of Ms. Council, the Board considered the engagement of Concentrix to provide technical design and digital transformation services for Emerald One LLC ("Emerald One") for whom Ms. Council serves as Chief Executive Officer. In fiscal year 2024, Emerald One made payments to Concentrix of approximately $0.2 million in connection with these services, which represented less than 0.1% of our fiscal year 2024 revenue. In evaluating the independence of Mr. Polk, the Board considered his role as an executive officer of TD SYNNEX Corporation ("TD SYNNEX"), which was the parent company of Concentrix prior to Concentrix' separation from TD SYNNEX (the "spin-off") in December 2020, and TD SYNNEX's engagement of Concentrix to provide certain customer experience solutions. In fiscal year 2024, TD SYNNEX made payments to Concentrix of approximately $44.6 million in connection with these services, which represented less than 0.5% of our fiscal year 2024 revenue.

With respect to each of these independence evaluations, the Board considered and ultimately determined that the relationships were arms-length commercial relationships that do not impact the ability of the director to exercise independent judgment in carrying out his or her responsibilities as a member of the Board. With respect to Mr. Polk's independence, the Board considered, among other factors, that over four years have elapsed since the completion of the spin-off and that Mr. Polk does not have any relationships that are inconsistent with the Nasdaq independence standards, which include a three-year look back period.

## Director Qualifications and Nomination Process

The Nominating and Governance Committee is responsible for identifying, screening, and recommending persons for nomination by the Board for election as directors. In accordance with our Corporate Governance Guidelines and with oversight from the Board, the Nominating and Governance Committee regularly assesses the skills and experience of the current Board members. Areas of focus include:

- experience in industries of importance to the Company's business, including technology, communications and media, retail, travel and e-commerce, banking, financial services and insurance, and healthcare;

- expertise in areas relevant to the Board's oversight responsibilities, including senior management of a large organization and experience with global business, mergers and acquisitions, finance, marketing and sales, human resources, information technology and cybersecurity, business development and strategy, and governance;

- a multi-stakeholder viewpoint and commitment to global citizenship that recognizes the importance of environmental, social and corporate governance factors in oversight of the Company;

- diversity of race, ethnicity, gender, age, cultural background, and professional experiences;

- personal qualities of leadership, character, judgment, and whether the candidate possesses and maintains a reputation for integrity, trust, respect, competence and adherence to the highest ethical standards; and

- whether the individual is free of conflicts and has the time required for preparation, participation, and attendance at all meetings.

The Nominating and Governance Committee reviews these areas in the context of the current composition of the Board, identifying areas of present need and potential gaps in the future. In determining whether to nominate an individual for election or an incumbent director for re-election, the Nominating and Governance Committee and the Board consider the factors described above as well as an incumbent director's satisfactory performance and other matters they deem relevant. These factors are considered in the judgment of the Nominating and Governance Committee and the Board, and no rigid formula or weighting is applied.

We have a highly effective and engaged Board and believe that diversity of thought, background, and experience, as well as personal characteristics, meaningfully contribute to the ability of boards to serve as effective, engaged stewards of stockholders' interests. However, we also believe that it is critical that directors have sufficient capacity to effectively carry out their responsibilities to our stockholders, and accordingly, our Corporate Governance Guidelines requires that each candidate for Board membership has the time necessary for preparation, participation, and attendance at all meetings, and limits the number of public company boards on which our directors may serve to four other boards of directors. Our Corporate Governance Guidelines also require our directors to advise our Nominating and Governance Committee before accepting an invitation to serve on another board, to enable our Board to determine whether the director will continue to have the time required to serve us effectively.

Our Board recognizes that no two boards of directors are identical and time commitments may vary, which is why our Corporate Governance Guidelines specifically require that the Board assesses director candidates individually, including consideration of relevant industry experience, personal qualities of leadership character and judgment, and relevant knowledge. This assessment also considers:

- outside commitments, including such director's role(s) on other boards, including committee membership and any chair positions;

- prior attendance at Board and committee meetings; and

- participation and level of engagement during these meetings.

In nominating each of our directors for reelection, our Nominating and Governance Committee and the full Board carefully considered each director's outside commitments and determined that they continue to demonstrate the capacity to effectively serve on our Board. See "—Meetings" for information on the directors' attendance at Board and committee meetings in fiscal year 2024.

Suggestions for director nominees can be brought to the Board's attention by the Nominating and Governance Committee, by individual members of the Board, or by stockholders. The Nominating and Governance Committee also has the authority to engage third-parties to assist in identifying candidates. Candidates recommended by stockholders are evaluated in the same manner as candidates recommended by members of the Board or external advisors.

Our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board at an Annual Meeting. In order to nominate a candidate for Board membership, a stockholder must give timely notice in writing to our Corporate Secretary and otherwise comply with the provisions of our Bylaws. To be timely, our Bylaws provide that we must have received the stockholder's notice not more than 120 days nor less than 90 days in advance of the anniversary of the date of our proxy statement for the prior year's Annual Meeting. However, if no Annual Meeting was held in the prior year or the current Annual Meeting is scheduled for a date more than 30 days before or after the anniversary of the prior year's Annual Meeting, we must receive the stockholder's notice by the later of the 90th day prior to the current Annual Meeting and the 10th day following public disclosure of the date of the current Annual Meeting. Information required by our Bylaws to be in the notice includes the name, age, and business and residential addresses of the nominee and the person making the nomination, the principal occupation of the nominee, the number of shares of Common Stock owned by the nominee, the nominee's written consent to serve, if elected, and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. Stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act no later than 60 days prior to the anniversary of the prior year's Annual Meeting.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our Bylaws and must be sent by a nationally recognized courier service or mailed by first class United States mail, postage or delivery charges prepaid, to Concentrix Corporation, Attention: Corporate Secretary, 39899 Balentine Drive, Suite 235, Newark, California 94560.

## Board Diversity

Concentrix is committed to diversity and inclusion, and the highly diverse nature of our Board reflects that commitment. Our Corporate Governance Guidelines articulate the Company's belief that a variety of experiences and points of view contributes to a more effective decision-making process and the Board's commitment to consider diversity of race, ethnicity, gender, age, cultural background, and professional experiences in evaluating candidates for Board membership.

As of February 13, 2025, the Board's self-identified diversity statistics reflected an equal number of male and female directors, and directors that identified as African American or Black, or Asian comprised 20% of the Board.

## Meetings

The Board held six meetings in fiscal year 2024. All of the quarterly meetings included executive sessions of the non-employee directors without management present. Each of the Board's Committees also regularly met in executive sessions, generally at the Committee's quarterly meetings. In the aggregate, the directors attended 100% of the total number of meetings of the Board and the committees on which they served, reflecting the attendance by each director at 100% of the meetings of the Board and the committees on which they served. Directors are expected to attend the Annual Meeting, and all of our directors attended the 2024 Annual Meeting of Stockholders.

## Contacting the Board

The Board has established a process for stockholders and other interested persons to send communications to directors. Stockholders and other interested persons who wish to communicate with the Board as a whole or to individual non-employee directors, may send communications in writing to: Kathryn Marinello, Chair, Concentrix Corporation, 39899 Balentine Drive, Suite 235, Newark, California 94560 or Allison Leopold Tilley, Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover Street, Palo Alto, California 94304. All communications  must include the name and address of the sender in the written communication and indicate whether they are a stockholder of Concentrix or other interested person. Ms. Marinello and Ms. Leopold Tilley will review any communication received from a stockholder or other interested person, and all material communications from stockholders or other interested persons will be forwarded to the appropriate director or directors or Board committee based on the subject matter.

# BOARD COMMITTEES

Our Board has four standing committees: Audit; Compensation; Executive; and Nominating and Governance. The Audit, Compensation, and Nominating and Governance Committees are comprised solely of directors that are independent under applicable Nasdaq rules. Each standing committee has a written charter that has been approved by the Board and can be found on the "Governance Documents" page of the Investor Relations section of our website at *www.concentrix.com*. Copies of the committee charters are also available in printed form to any stockholder who submits a request to our Corporate Secretary. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC. Further information about each of the Board's standing committees is set forth below.

---

**AUDIT COMMITTEE**

Current Members: Chou (Chair), Council, Deason;  Audit Committee Financial Experts: Chou, Deason

Nine Meetings in 2024

The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control, and legal compliance functions. The Audit Committee reviews our financial statements and the periodic filings we make with the SEC. The Audit Committee oversees the audit work of our independent registered public accounting firm by approving the services performed by our independent registered public accounting firm, evaluating the independence of the accounting firm, and reviewing the accounting firm's reports regarding our accounting practices and internal controls. The Audit Committee also has oversight responsibility for our risk assessment and management activities, including with respect to information technology, cybersecurity, and privacy. Management reports to the Audit Committee on the status of the Company's key cybersecurity controls and audits on a quarterly basis.

The Audit Committee is comprised solely of independent directors. Each of the current members of the Audit Committee is financially literate, and Mr. Chou and Ms. Deason have been determined by the Board to be audit committee financial experts. No current member of the Audit Committee serves on the Audit Committee of more than three public companies.

---

*Audit Committee Report*. As set forth in the Audit Committee charter, the Audit Committee provides oversight regarding the Company's accounting, financial reporting, internal control, internal audit, and legal compliance practices, including the integrity of the Company's financial statements. The Company's management is responsible for the preparation of the Company's financial statements, its accounting and financial reporting principles, and internal controls and procedures. The Company's independent public accountants are responsible for auditing the Company's financial statements. During fiscal year 2024, KPMG LLP ("KPMG") served as the Company's independent public accountants.

The Company's management has represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the Company's audited consolidated financial statements with management and KPMG. In connection with this review, the Audit Committee discussed and reviewed with KPMG the matters required to be discussed under Public Company Accounting Oversight Board ("PCAOB") Auditing Standard 1301 (Communication with Audit Committees), and the Audit Committee, with and without management present, discussed and reviewed the results of KPMG's examination of the Company's financial statements, including the quality, not just the acceptability of the Company's accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the Company's financial statements.

The Audit Committee has also discussed with KPMG, with and without management present, KPMG's audit of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

In discharging its oversight responsibility related to the audit process, the Audit Committee obtained from KPMG written disclosures regarding auditors' independence as required by PCAOB Ethics and Independence Rule 3526 (Communications with Audit Committees Concerning Independence). In accordance with the foregoing standard, the Audit Committee discussed with KPMG matters related to KPMG's independence and satisfied itself as to the firm's independence. The Audit Committee also considered the compatibility of non-audit services with the firm's independence.

In connection with the appointment, compensation, retention, and oversight of the independent auditor, the Audit Committee annually reviews the qualifications, performance, and independence of the independent auditor, and lead engagement partner, and assures the regular rotation of the lead engagement partner as required. In doing so, the Audit Committee considers a number of factors including, but not limited to: quality of services provided; technical expertise and knowledge of the industry; effective communication; objectivity; and the likely impact of changing the independent auditor.

The Audit Committee has determined that the provision of certain non-audit services is compatible with maintaining the independence of KPMG as the Company's independent public accountants, subject to ongoing review and approval by the Audit Committee.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024 for filing with the SEC. The Board approved this recommendation.

Audit Committee

Teh-Chien Chou, *Chair*
LaVerne H. Council
Jennifer Deason

**COMPENSATION COMMITTEE**
Current Members: Hayley (Chair), Council, Vezina
Six Meetings in 2024

The Compensation Committee oversees our overall compensation strategy and policies and approves the compensation provided to our executive officers, including the structure, metrics, and goals for annual and long-term incentive plans, and the compensation provided to our non-employee directors. The Compensation Committee also reviews, administers, and approves equity-based compensation for our game-changers and our non-employee directors and administers our equity incentive plan and employee stock purchase plan. The Compensation Committee has the authority to designate one or more subcommittees, each subcommittee to consist of one or more members of the Committee, and may delegate any or all of its powers and authority to those subcommittees.

The Compensation Committee is responsible for overseeing human capital and compensation risks, including evaluating and assessing risks arising from our compensation policies and practices for all employees and ensuring executive compensation is aligned with performance.

***Compensation Committee Interlocks and Insider Participation.*** No member of the Compensation Committee is a current or former officer or employee of the Company, or had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K. No member of the Board is an executive officer of another company for which an executive officer of the Company serves as a director.

***Compensation Committee Report.*** The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K of the Securities Act of 1933, as amended, and, based on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024.

Compensation Committee

Kathryn Hayley, *Chair*
LaVerne H. Council
Ann Vezina

## NOMINATING AND GOVERNANCE COMMITTEE
Current Members: Vezina (Chair), Chou, Deason, Hayley
Four Meetings in 2024

The Nominating and Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size, director qualifications, and composition of the Board, and for overseeing our Corporate Governance Guidelines and making recommendations to the Board concerning corporate governance matters. In addition, the Nominating and Governance Committee is responsible for considering director nominations by stockholders. The Nominating and Governance Committee oversees risks related to our overall corporate governance, including Board and committee composition, the size and structure of the Board, director independence, and our corporate governance profile and ratings. The Nominating and Governance Committee also is actively engaged in overseeing risks associated with succession planning for the Board.

## EXECUTIVE COMMITTEE
Current Members: Marinello (Chair), Caldwell, Chou, Duha, Gheysens, Hayley, Vezina
No Meetings in 2024

The Executive Committee is comprised of our Board Chair, our CEO, the Chairs of the Audit, Compensation, and Nominating and Governance Committees, and such other members of the Board as are appointed by the Board. The Executive Committee is responsible for performing the functions of the Board between regularly scheduled meetings if there is a critical need for prompt action and it is not practical to arrange a meeting of the full Board. We do not expect the Executive Committee to meet or take action regularly.

## DIRECTOR COMPENSATION

Our Compensation Committee is responsible for reviewing our director compensation program and recommending adjustments, as appropriate, to the full Board. As part of its review, the Compensation Committee considers the significant time commitment and expertise required to effectively serve on our Board and its committees. The Board's goal for our director compensation program is to provide non-employee directors with a fair compensation package that reflects the services they perform for our stockholders, as well as the performance of the Company.

Our director compensation program consists of an annual retainer, a Board Chair retainer, Committee Chair and member retainers, and a long-term equity component, which is comprised of a grant of restricted stock units that vest in full on the earlier of the one-year anniversary of the date of grant and the date of our next annual meeting of stockholders in the year following the date of grant.

|  | Annual Member Retainer | Additional Chair Retainer |
|---|---|---|
| Board | $85,000 | $150,000 |
| Audit Committee | $15,000 | $15,000 |
| Compensation Committee | $12,500 | $12,500 |
| Nominating and Governance Committee | $10,000 | $10,000 |
| Executive Committee | — | — |
| Annual equity grant | $175,000 | |

We provide coverage for directors under a director and officer liability insurance policy. We also reimburse directors for their reasonable out-of-pocket expenses for attending Board and Committee meetings and educational seminars and conferences in accordance with our director education program.

**2024 Director Compensation**

The following table sets forth the compensation paid to, or earned by, each of our non-employee directors in fiscal year 2024.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards[1] ($) | All Other Compensation[2] ($) | Total ($) |
|---|---|---|---|---|
| Teh-Chien Chou | 125,000 | 174,973 | 3,055 | 303,028 |
| LaVerne H. Council | 112,500 | 174,973 | 3,055 | 290,528 |
| Jennifer Deason | 110,000 | 174,973 | 3,055 | 288,028 |
| Olivier Duha[3] | 82,980 | 174,973 | 2,872 | 260,825 |
| Nicolas Gheysens[3][4] | 82,980 | 174,973 | 2,962 | 260,915 |
| Kathryn Hayley | 120,000 | 174,973 | 3,055 | 298,028 |
| Kathryn Marinello | 235,000 | 174,973 | 3,055 | 413,028 |
| Dennis Polk | 85,000 | 174,973 | 3,055 | 263,028 |
| Ann Vezina | 117,500 | 174,973 | 3,055 | 295,528 |

(1) Represents the aggregate fair values of stock awards granted to our non-employee directors, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("ASC Topic 718"), on the applicable grant date. For valuation assumptions used to calculate the fair value of our stock awards, see Note 4 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024.

As of November 30, 2024, each non-employee director held 2,780 shares of unvested restricted stock units. As of November 30, 2024, Mr. Polk held stock options to purchase 18,129 shares of Common Stock, all which were vested and exercisable, that were issued in connection with the conversion of TD SYNNEX equity awards upon our spin-off in December 2020.

(2) Represents dividends paid on unvested restricted stock units and restricted stock awards received as a non-employee director of Concentrix.

(3) The quarterly cash retainers for Messrs. Duha and Gheysens and the dividends to Mr. Duha were paid in euros. The amounts shown in the table were converted from euros by using the fiscal year-end exchange rate of 1 EUR to $1.0578.

(4) At the request of Mr. Gheysens and to comply with the internal policies of GBL, Mr. Gheysens' cash retainer was paid directly to GBL.

**Stock Ownership Guidelines**

The Board has adopted stock ownership guidelines that require each non-employee director to beneficially own shares of Common Stock, whether vested or unvested, that have a value equal to five times the annual Board retainer, which is currently $85,000. The stock ownership guidelines promote and increase the ownership of Common Stock by our Board and further align the Board's interests with those of our stockholders. Each non-employee director has five years from their initial election or appointment to the Board to satisfy the ownership guidelines and, based on this transition period, each of our non-employee directors is in compliance with the guidelines. Unexercised stock options (whether vested or unvested) and unearned performance awards are not counted toward compliance with the stock ownership guidelines.

## PROPOSALS REQUIRING YOUR VOTE

### Proposal No. 1: Election of Directors

Our Board currently has ten directors. Each director is elected for a one-year term until the next Annual Meeting of Stockholders and until a successor is elected, or until the director's earlier resignation, removal from office, or death. Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election as directors at the Annual Meeting the ten individuals named below, each of whom is currently serving on the Board.

You may vote or withhold authority to vote for each of the director nominees. Cumulative voting is not permitted, which means that each stockholder may vote no more than the number of shares they own for a single director candidate. Shares of Common Stock as to which the authority to vote is withheld are not counted toward the election of the director nominees specified on the proxy. Broker non-votes will have no effect. Directors will be elected by a plurality of the votes cast, meaning that the director nominees who receive the greatest number of shares voted "for" their election are elected. However, under the Company's Bylaws, if any director receives a greater number of "withhold" votes than votes "for" in an uncontested election, the director must promptly tender their resignation to the Board. The Board will consider the resignation and determine whether to accept or reject the resignation.

We expect that each of the ten nominees listed below will stand for re-election at the Annual Meeting. However, if any nominee is not a candidate at that time for any reason, proxies (excluding broker non-votes) will be voted for a substitute nominee designated by the Board. Proxies submitted without direction will be voted for each director nominee named below.

**OUR BOARD RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES SET FORTH BELOW.**



**Chris Caldwell**

***President and CEO, Concentrix Corporation***

**Age: 52**

**Director since December 2020** **Executive Committee**

Chris Caldwell has served as President and Chief Executive Officer of Concentrix since December 2020 after serving as Executive Vice President of TD SYNNEX (NYSE: SNX) and President of Concentrix from February 2014 to December 2020. He previously served as President of Concentrix from June 2012 to February 2014, Senior Vice President and General Manager of Concentrix from March 2007 to June 2012, and Senior Vice President, Global Business Development of TD SYNNEX from March 2007 to June 2012. Mr. Caldwell joined TD SYNNEX in 2004 as Vice President, Emerging Business through the acquisition of EMJ Data Systems Ltd.

As our President and Chief Executive Officer and the leader of the business for more than 17 years, Mr. Caldwell has extensive knowledge of our industry and is uniquely qualified to understand the opportunities and challenges facing Concentrix.



**Teh-Chien Chou**
*President,
Harbinger Venture
Management Co., Ltd.*

| Age: 67 | **Audit Committee Chair** |
| **Director since December 2020** | **Executive Committee** |
| | **Nominating and Governance Committee** |

T.C. Chou has served as the President of Harbinger Venture Management Co., Ltd., a venture capital firm, since January 2000. He has also served on the boards of directors of several companies listed on the Taiwan Stock Exchange, including Synnex Technology International Corp. since 2000, Getac Technology Corp since 2009, and Intech Biopharma Ltd. since 2014. Dr. Chou holds a Bachelor of Science from National Taiwan University, a Master of Business Administration from Wharton Business School at the University of Pennsylvania, and a Ph.D. from Rutgers University.

Dr. Chou was chosen to serve on our Board due to his strong background in finance and his substantial experience with public company boards of directors, including several technology-focused companies.



**LaVerne H. Council**
*Chief Executive
Officer,
Emerald One, LLC*

| Age: 63 | **Audit Committee** |
| **Director since December 2020** | **Compensation Committee** |

LaVerne H. Council has been the Chief Executive Officer of Emerald One, LLC, a consulting company focused on helping business and technology organizations transform through digital change, since November 2019. Prior to that, she was Managing Principal for Grant Thornton LLP from December 2017 to October 2019. She served as a Senior Vice President for the MITRE Corporation from April 2017 to December 2017 and as the Assistant Secretary for Information & Technology and Chief Information Officer for the U.S. Department of Veteran Affairs from July 2015 to January 2017. Ms. Council has also served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson (NYSE: JNJ) from 2006 to 2011 and in several roles of increasing responsibility at DELL, Inc. (NYSE: DELL) from 2000 to 2006, most recently as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. Ms. Council has served on the board of directors of ConMed Corporation (NYSE: CNMD) since 2019 and Thomson Reuters Corporation (TSX/NYSE: TRI) since 2022. Ms. Council holds a Master of Business Administration from Illinois State University and a Bachelor of Business Administration from Western Illinois University.

Ms. Council was chosen to serve on our Board due to her strong background in information technology and expertise with leading transformational change.



**Jennifer Deason**
*Chief Executive Officer,
Home Partners of America*

| Age: 49 | Audit Committee |
|---|---|
| Director since December 2020 | Nominating and Governance Committee |

Jennifer Deason currently serves as the Chief Executive Officer of Home Partners of America, a Blackstone portfolio company that provides access to single-family housing to individuals and families in the United States, a position that she has held since February 2023. Ms. Deason previously served as the Chief Executive Officer of Belong Acquisition Corp. (formerly NASDAQ: BLNG), a special purpose acquisition company (SPAC), from July 2021 to May 2022 and Chairwoman of Belong Acquisition Corp. from July 2021 to July 2023. Prior to that, Ms. Deason was the Co-Founder, Chief Financial Officer and Chief Business Officer for the dtx company, a direct-to-consumer (DTC) incubator and investment firm from May 2019 to July 2021. From 2016 to 2018, Ms. Deason served as Executive Vice President, Head of Strategy and Business Development for Sotheby's. She served as Chief Financial Officer of The Weather Channel from 2014 to 2016 and was an Executive Vice President with Bain Capital, LP from 2008 to 2016. While at Bain Capital, Ms. Deason served in several interim operating roles such as President, Chief Marketing Officer and Chief Financial Officer and was a board member of several portfolio companies. Ms. Deason has served on the board of directors of MasterCraft Boat Holdings, Inc. (NASDAQ: MCFT) since July 2021. She was a member of the board of directors of DHI Group (NYSE: DHX) from July 2016 to April 2023. She holds a Master of Business Administration from Stanford University and a Bachelor of Arts from Yale University.

Ms. Deason was chosen to serve on our Board due to her experience with consumer-focused, technology-enabled businesses and her strong background in financial and operating roles, including her experience as a Chief Financial Officer.



**Olivier Duha**
*Former Chief Executive Officer, Webhelp*

| Age: 56 | Vice Chair of the Board |
|---|---|
| Director since September 2023 | Executive Committee |

Oliver Duha was the co-founder and served as Chief Executive Officer of Webhelp from June 2000 to September 2023. Prior to joining Webhelp, Mr. Duha served as a consultant at Bain & Company Inc., a global business consulting and services firm, from 1998 to 2000. At Webhelp, Olivier was instrumental in launching the Think Human Foundation (THF) with a mission to foster the social and professional inclusion of young people with limited opportunities. Mr. Duha received a degree in finance from École Supérieure de Commerce Et de Management – ESCEM, a master's degree in consulting from Audencia, and an MBA from INSEAD.

From his co-founding and leadership of Webhelp, Mr. Duha has a deep knowledge of our business and the customer experience industry. He also brings to our Board his leadership skills, a strong background in technology, finance and operations, and a track record of entrepreneurship and philanthropy.

Mr. Duha was nominated for election to the Board pursuant to the Investor Rights Agreement that we entered into in connection with the Webhelp combination. See "Corporate Governance—Related Party Transactions."



**Nicolas Gheysens**
*Executive, Group Bruxelles Lambert SA*

**Age: 48**
**Director since September 2023**                    **Executive Committee**

Nicolas Gheysens has served as an executive of GBL, an investment group based in Brussels, since September 2019. At GBL, Mr. Gheysens co-leads the group's activities in France. In this capacity, he was a director on the board of Webhelp, where he had been directly involved for nearly 10 years. Prior to joining GBL, Mr. Gheysens served as an executive at KKR & Co., Inc., a global investment firm, from February 2004 to June 2019. In addition to his leadership experience at GBL and Webhelp, Nicolas currently serves as a director of Sienna Investment Managers and is a board observer of Parques Reunidos. He previously served on the boards of TDS A/S, Solocal, Afriflora, SMCP, Winoa, Pets at Home, The Hut Group and Mowi. Nicolas Gheysens graduated from IEP (Strasbourg) and holds a Master in Management from Essec Business School.

Mr. Gheysen's extensive investment and board experience supporting the growth of large and successful businesses across Europe and his background with Webhelp and the broader customer experience industry make him a complementary addition to our Board of Directors.

Mr. Gheysens was nominated for election to the Board pursuant to the Investor Rights Agreement that we entered into in connection with the Webhelp combination. See "Corporate Governance—Related Party Transactions."



**Kathryn Hayley**
*Chief Executive Officer, Rosewood Advisory Services, LLC*

                                    **Compensation Committee Chair**
**Age: 66**                                    **Executive Committee**
**Director since December 2020**    **Nominating and Governance Committee**

Kathryn Hayley has been the Chief Executive Officer of Rosewood Advisory Services, LLC, a business advisory services firm, since 2015. Previously, Ms. Hayley served as an Executive Vice President of UnitedHealthcare (a subsidiary of UnitedHealth Group, Inc.) from 2012 to 2015. From 2006 to 2012, she served as an executive of Aon plc (NYSE: AON), including as Chief Executive Officer of Aon Consulting Worldwide and Aon Hewitt Consulting Americas. Prior to her service at Aon plc, Ms. Hayley was an information technology partner at Deloitte Consulting LLP, led the U.S. financial services practice, and served on the board of directors of Deloitte & Touche U.S. Ms. Hayley has served on the boards of directors of Old National Bancorp (Nasdaq: ONB) since February 2022, following its merger with First Midwest Bancorp Inc. (formerly Nasdaq: FMBI). Prior to the merger, Ms. Hayley served on the board of directors of First Midwest Bancorp since 2016. Ms. Hayley also served on the board of directors of Alight Solutions, LLC from 2018 through 2021, and Interior Logic Group from 2021 through 2022. Ms. Hayley holds a Bachelor of Science from Illinois State University and a Master of Business Administration from the Kellogg School of Management at Northwestern University. She also holds a Qualified Technology Expert certification from the Digital Directors Network.

Ms. Hayley was chosen to serve on our Board due to her strong background in information technology, financial services and talent management and her extensive experience as a public company leader.



**Kathryn Marinello**
*Chief Executive Officer, PODS*

| Age: 68 | Chair of the Board |
|---|---|
| Director since December 2020 | Executive Committee |

Kathryn Marinello has served as Chief Executive Officer of PODS Enterprises, LLC since January 2021. Previously, she served as the President and Chief Executive Officer and a director of Hertz Global Holdings (NYSE: HTZ) ("Hertz") from January 2017 through May 2020. Prior to that, Ms. Marinello served as a Senior Advisor of Ares Management LLC, a global alternative asset manager, from March 2014 to December 2016, and as Chair, President and Chief Executive Officer of Stream Global Services, Inc., a business process outsourcing service provider, from 2010 to March 2014. Ms. Marinello served as Chair, Chief Executive Officer and President of Ceridian Corporation, a provider of human resources software and services, from 2006 to 2010, and in several senior roles at General Electric Co. (NYSE: GE) from 1997 to 2006. Ms. Marinello has served as a director of Volvo Group since 2014. She previously served as a member of the boards of directors of Ares Acquisition Corporation (NYSE: AAC) (2021-2023), The Nielsen Company B.V. (2014-2017), General Motors Company (NYSE: GM) (2007-2016), and RealPage, Inc. (Nasdaq: RP) (2015-2017). In May 2020, Hertz filed voluntary petitions for relief under chapter 11 of title 11 of the U.S. Bankruptcy Code following the impact of the COVID-19 pandemic on travel demand. Ms. Marinello holds a Master of Business Administration from Hofstra University and a Bachelor of Arts from State University of New York at Albany.

Ms. Marinello was chosen to serve on our Board due to her extensive leadership experience, including on several public company boards of directors, and her strong background with the consumer services, technology and BPO industries.



**Dennis Polk**
*Hyve Solutions Executive, TD SYNNEX Corporation*

| Age: 58 |
|---|
| Director since December 2020 |

Dennis Polk has served as a member of the TD SYNNEX (NYSE: SNX) board of directors since February 2012 and is the TD SYNNEX Hyve Solutions Executive. Mr. Polk served as Executive Chair of the TD SYNNEX Board of Directors from September 2021 through August 2023 and as the TD SYNNEX President and Chief Executive Officer from March 2018 until September 2021. Mr. Polk joined TD SYNNEX in 2002 as Senior Vice President of Corporate Finance and in the same year became Chief Financial Officer. In 2006, he was promoted to Chief Operating Officer and served in that capacity until he became President and Chief Executive Officer. Mr. Polk has served on the Board of Directors of Terreno Realty Corporation (NYSE: TRNO) ("Terreno"), a real estate company, since 2010. At Terreno, he serves as Chair of the Compensation Committee. In January 2025, Terreno announced that Mr. Polk informed the company that he will not be standing for re-election following the conclusion of his term at Terreno's 2025 Annual Meeting of Stockholders.

From his history of leadership roles at TD SYNNEX, the former parent company of Concentrix, Mr. Polk has deep knowledge of the Concentrix business and its industry. He also brings to our Board his leadership skills and a strong background in finance, operations, and distribution.



| Age: 61 | Compensation Committee |
| Director since December 2020 | Executive Committee |
| | Nominating and Governance Committee Chair |

**Ann Vezina**
*Chair,*
*TD SYNNEX*
*Corporation*

Ann Vezina has served as a member of the board of directors of TD SYNNEX (NYSE: SNX) since February 2017, the Lead Independent Director since September 2021 and the Chair of the Board since September 2023. From July 2013 to August 2015, Ms. Vezina served as Corporate Vice President, Human Resources for Xerox Business Services, LLC ("Xerox"). From February 2010 to July 2013, she was Corporate Vice President and Chief Operations Officer for Xerox. Previously, she served as Executive Vice President and Group President, Commercial Solutions for Affiliated Computer Services, Inc. ("ACS") before the acquisition of ACS by Xerox Corporation in 2010. Ms. Vezina began her career with Electronic Data Systems. Ms. Vezina holds a Bachelor of Science in business administration from Central Michigan University.

As a director of TD SYNNEX, the former parent company of Concentrix, since 2017, Ms. Vezina has a strong background with the Concentrix business. From her senior executive roles with Fortune 500 companies, she also has extensive experience in the BPO and technology industries and with personnel management for global businesses.

**Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm**

Our Audit Committee has appointed Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending November 30, 2025. EY was selected by the Audit Committee following a competitive process to determine the Company's independent registered public accounting firm. Several firms were invited to participate in this process including KPMG LLP ("KPMG"), which served as our independent registered public accounting firm from 2019 through the completion of the audit of the Company's financial statements for the fiscal year ended November 30, 2024. On October 28, 2024, the Company notified KPMG that the Company will dismiss KPMG as its independent registered public accounting firm upon completion of the audit of the Company's consolidated financial statements as of and for the fiscal year ending November 30, 2024 and the effectiveness of internal control over financial reporting as of November 30, 2024 and the issuance of KPMG's reports thereon.

The audit reports of KPMG on the Company's consolidated financial statements as of and for the fiscal years ended November 30, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended November 30, 2023 and 2024 there were (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K. Consistent with SEC rules regarding auditor independence, the lead KPMG partner on the Concentrix account did not serve in that role for more than five consecutive years.

During the fiscal years ended November 30, 2023 and 2024, neither the Company nor anyone on its behalf has consulted with EY regarding any of the matters set forth in Item 304(a)(2) of Regulation S-K.

Although ratification by our stockholders is not required by law or our Bylaws, we are submitting the appointment for ratification at the Annual Meeting because the Board values the opinion of our stockholders. You may vote for, against, or abstain from voting on this proposal. The affirmative vote of a majority of the shares of Common Stock represented, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve this proposal, which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for the proposal to pass. Abstentions represent a share entitled to vote and will have the same effect as a vote against the proposal. Proxies submitted without direction will be voted for the ratification of the appointment of EY as our independent registered public accounting firm for fiscal year 2025.

If our stockholders do not ratify the selection of EY, the Audit Committee will reconsider the appointment of EY but will be under no obligation to select a new accounting firm. Even if the selection is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time if the Audit Committee determines that a change would be in the best interests of the Company and our stockholders.

Representatives of EY and KPMG are expected to attend the Annual Meeting to respond to appropriate questions and have an opportunity to make a statement if they desire to do so.

**OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2025.**

### *Audit Fees*

Fees billed for professional services rendered by KPMG for the fiscal years ended November 30, 2024 and 2023 were as set forth in the table below.

|  | 2024 | 2023 |
| --- | --- | --- |
| Audit Fees[1] | $ 6,036,482 | $ 5,450,066 |
| Audit-Related Fees[2] | 33,121 | — |
| Tax Fees[3] | 33,000 | 31,025 |
| All Other Fees | — | — |
| Total | $ 6,102,603 | $ 5,481,091 |

(1)  Audit Fees were for professional services rendered for the audits of our financial statements and internal control over financial reporting, reviews of our interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, statutory audits of our subsidiaries, and services provided in connection with statutory and regulatory filings.

(2)  Audit-Related Fees were for professional services rendered relating to compilation services for our subsidiaries in connection with statutory and regulatory filings.

(3)  Tax Fees were primarily for professional services rendered relating to foreign tax compliance services and international tax consulting services.

The Audit Committee has adopted policies and procedures related to the pre-approval of all audit, audit-related, tax, and other permissible services that will be provided by our independent registered public accounting firm. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by the independent registered public accounting firm and the estimated fees related to these services. During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountants. The services and fees must be deemed compatible with the accountants' independence, including compliance with SEC rules and regulations. Throughout the year, the Audit Committee reviews and approves updates to the estimates of audit and non-audit fees initially approved.

All of the services presented in the table above for fiscal years 2024 and 2023 were approved by the Audit Committee in conformity with its pre-approval policies and procedures.

### Proposal No. 3: Approval of the Compensation of Our Named Executive Officers

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Section 14a of the Exchange Act) requires that we provide our stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Consistent with this requirement, we are holding a non-binding advisory vote on executive compensation, commonly known as "say-on-pay," to provide our stockholders with an opportunity to express their views on our named executive officers' compensation. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our compensation philosophy, policies, and practices described in this Proxy Statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders pursuant to the rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2024 Summary Compensation Table and other compensation tables, and the related narrative disclosure."

You may vote for, against, or abstain from voting on this proposal. The affirmative vote of a majority of the shares of Common Stock represented, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve this proposal, which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for the proposal to pass. Abstentions represent shares entitled to vote and will have the same effect as a vote against the proposal. Broker non-votes will have no effect. Proxies submitted without direction will be voted for the approval, on an advisory basis, of our named executive officers' compensation.

Because this vote is advisory, it will not be binding on the Board or the Company. However, the Board and the Compensation Committee value the opinions expressed by our stockholders and will consider the outcome of the vote when evaluating our compensation practices and making future decisions regarding executive compensation. Consistent with the advisory vote of our stockholders at the 2021 Annual Meeting of Stockholders on the frequency of say-on-pay votes, a non-binding advisory vote on our executive compensation will again be included in our proxy statement next year.

**THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

### Proposal No. 4: Approval of Charter Amendment to Permit Stockholders Holding 25% of our Common Stock to Call a Special Meeting of Stockholders

After careful consideration, the Board recommends that the Company's stockholders approve an amendment to our Charter that would permit stockholders collectively owning 25% or more of our outstanding Common Stock to call a special meeting of stockholders.

**Background**

Article VII, Section B of our Charter currently does not permit our stockholders to call a special meeting of stockholders, and limits that right to the Chair of our Board, our CEO or President, or a majority of our Board. In response to the Shareholder Proposal (Proposal 5) and as a part of the Board's continuous review of our corporate governance practices, the Board has determined that it is in the best interest of the Company and its stockholders to recommend that stockholders approve the amendment of such Article VII, Section B to permit stockholders owning 25% or more of our outstanding Common Stock to call a special meeting of stockholders (the "Charter Amendment") as set forth on <u>Annex A</u> to this Proxy Statement.

Contingent on the approval and adoption of this Proposal 4, our Bylaws will be amended to permit stockholders owning 25% or more of our outstanding Common Stock in a net long position for at least one year to call a special meeting of stockholders. Under the amendments to be adopted, stockholders must also comply with certain ownership and procedural requirements as set forth in the amendments to the

Bylaws provided in <u>Annex B</u> to this Proxy Statement (the "Bylaws Amendment"), which are described below.

## Effect of the Amendments

The amendment of Article VII, Section B of our Charter to permit stockholders owning 25% or more of our outstanding Common Stock to call a special meeting of the stockholders, together with the anticipated Bylaws Amendment requiring that such amount be held in a net long position for at least one year and implementing the mechanisms for such action, would meaningfully increase stockholder rights and is consistent with the Board's support for strong corporate governance practices.

The Board believes an ownership threshold of 25% continuously held for one year strikes a reasonable and acceptable balance between enhancing stockholder rights while ensuring that special meetings (which involve substantial time and expense for the Company and the Board) are called only when appropriate and supported by a significant proportion of our stockholders.

The proposed right of stockholders to request that the Company call a special meeting would be subject to the notice, information, and other requirements set forth in the Bylaws Amendment provided in <u>Annex B</u> to this Proxy Statement. The Board believes these requirements, which are similar to those commonly adopted by companies with special meeting rights, are important to avoid inappropriate, duplicative, and unnecessarily disruptive special meetings. If this Proposal 4 is adopted, the Bylaws will be amended to provide, in part, that:

- Stockholders (or a group of stockholders) who own at least 25% of the outstanding Common Stock of the Company and who held that amount in a net long position for at least one year may request that the Board call a special meeting of stockholders. (Article 2, Section 2.3(b)(1))

- A stockholder would be deemed to "own" only those outstanding shares of the Company's Common Stock as to which the stockholder possesses the sole voting, economic, and disposition rights pertaining to the shares. (Article 2, Section 2.3(b)(1))

- Stockholders requesting a special meeting must furnish, among other items, information that is the same in all material respects as would be required when stockholders seek to nominate a candidate for director or propose other business to be brought before a meeting of stockholders under the Bylaws. (Article 2, Section 2.3(b)(3))

- The Company will not be required to call a special meeting of stockholders if the special meeting request: (i) does not comply with the requirements pertaining to special meeting requests set forth in the Bylaws; (ii) relates to an item of business that is not a proper matter for shareholder action under applicable law; (iii) is received by the Company during the period commencing 90 days prior to the first anniversary of the immediately preceding annual meeting and ending on the date of the next annual meeting; (iv) relates to an item of business that is identical or substantially similar to any item of business that was previously presented or will be presented at a shareholder meeting, subject to certain specifications; or (v) violates the laws and regulations regarding the solicitation of proxies. (Article 2, Sections 2.3(b)(2),(3))

- Any disposition of shares that count toward the 25% ownership threshold would be treated as a revocation of a stockholder request for a special meeting with respect to those shares. (Article 2, Section 2.3(b)(2)(G))

## Required Vote

You may vote for, against, or abstain from voting on this proposal. If a quorum is present, approval of the Charter Amendment requires the affirmative vote of a majority of the voting power of the shares of capital stock of the Company, voting together as a single class, which means that the number of shares voted "for" the proposal must exceed 50% of the total number of shares entitled to vote at the Annual Meeting. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

If approved, the Charter Amendment will become effective upon its filing and acceptance with the Secretary of State of the State of Delaware, which is expected to occur promptly following the Annual Meeting.

## Additional Information

The proposed Charter Amendment, with deletions indicated by strike-outs and additions indicated by bold text and underlining, are set forth in Annex A to this Proxy Statement. This summary is qualified in its entirety by reference to Annex A. The proposed Bylaws Amendment, which will be adopted only in the event that this Proposal 4 is approved, is set forth in Annex B to this Proxy Statement, with deletions indicated by strike-outs and additions indicated by bold text and underlining. This summary is qualified in its entirety by reference to Annex B.

**THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE CHARTER AMENDMENT.**

**Proposal No. 5: Shareholder Proposal Regarding Shareholder Ability to Call for a Special Shareholder Meeting**

The following shareholder proposal has been submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has represented that he has held 40 shares of the Company's Common Stock for at least the past three years and intends to continue to hold such amount through the date of the Annual Meeting. The proposal, including the caption, graphic, and supporting statement submitted by the proponent, are set forth below and will be voted on at the Annual Meeting upon proper presentation by Mr. Chevedden.

**Proposal 5 — Give Shareholders the Ability to Call for a Special Shareholder Meeting**



Shareholders ask our Board of Directors to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting or the owners of the lowest percentage of shareholders, as governed by state law, the power to call a special shareholder meeting.

A shareholder right to call for a special meeting, as called for in this proposal, can help make shareholder engagement meaningful. A shareholder right to call for a special shareholder meeting will help ensure that the Concentrix Corporation Board and management engages with shareholders in good faith because shareholders will have a viable Plan B by calling for a special shareholder meeting.

Companies like to claim that shareholders have multiple means to communicate with management but in most cases these means are as effective as mailing a letter to the CEO.

Since a special shareholder meeting can be called to replace a director, adoption of this proposal could foster better performance by our directors.

With the widespread use of online shareholder meetings it is much easier for management to conduct a special shareholder meeting for important issues and Concentrix Corporation bylaws thus need to be updated accordingly.

Please vote yes:
**Give Shareholders the Ability to Call for a Special Shareholder Meeting — Proposal 5**

**Our Board of Directors unanimously recommends a vote "AGAINST" this proposal.**

After evaluating and carefully considering the Shareholder Proposal, the Board has concluded that the proposal is not in the best interests of the Company and its stockholders.

The Shareholder Proposal would give the owners of a combined 10% of our outstanding shares the right to call a special meeting. The Board believes that setting such a low ownership threshold creates the risk that a single stockholder or a very small group of stockholders would gain a disproportionate amount of influence over the Company's affairs and could re-direct Company resources and management attention to an agenda that is not in the best interests of the majority of the Company's stockholders. The Board has determined that a 10% ownership threshold is not in the best interest of the Company or its stakeholders and is not consistent with market trends or best corporate governance practices.

The Board recognizes that providing stockholders with the ability to request a special meeting is a meaningful governance mechanism that is generally supported by stockholders. Accordingly, the Board recommends that stockholders approve Proposal 4, which would grant stockholders owning at least 25% of the Company's outstanding Common Stock the right to request a special meeting, subject to a one-year holding requirement and the procedural requirements described in Proposal 4. The Board believes a 25% ownership threshold strikes the appropriate balance between enhancing stockholder rights and protecting the long-term interests of the Company and its stockholders. A 25% ownership threshold with a one-year holding requirement better ensures that stockholders have the right to request a special meeting to act on extraordinary and urgent matters, while minimizing the risk that a small minority of stockholders will pursue special interests that are not aligned with or in the best interests of stockholders generally and cause the Company to unduly incur substantial costs and distraction.

Setting the threshold to call a special meeting at 25%, as opposed to 10%, is particularly appropriate given the Company's existing policies and strong corporate governance best practices, which promote accountability to our stockholders. Our key substantive stockholder rights and governance practices, which are also described more extensively elsewhere in this Proxy Statement, include the following:

- regular stockholder engagement;

- no supermajority vote requirements to amend the Company's Charter or Bylaws, which were recently eliminated in response to stockholder feedback prior to the scheduled sunset of such provisions;

- annual election of directors with a plurality voting standard;

- separate Chair and CEO roles;

- risk oversight by fully independent Audit, Compensation, and Nominating and Governance committees;

- annual Board and Committees self-evaluation process;

- anti-hedging and clawback policies for executive officers; and

- robust stock ownership guidelines for executive officers and Board members.

### Required Vote

The affirmative vote of a majority of the voting power of the capital stock and entitled to vote present in person or represented by proxy at the Annual Meeting is required to approve this proposal, which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for the proposal to pass. Abstentions represent shares entitled to vote and will thus have the same effect as a vote against the proposal. Broker non-votes will have no effect. Unless marked to the contrary, proxies received will be voted "AGAINST" approval.

**THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>AGAINST</u> THE SHAREHOLDER PROPOSAL.**

## EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information with respect to our equity compensation plans as of November 30, 2024:

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] | (b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by stockholders[2] | 4,232,794 | $57.63 | 3,158,409 |
| Equity compensation plans not approved by stockholders[3] | 9,141 | $34.18 | — |
| **Total** | 4,241,935 | $56.73 | 3,158,409 |

(1) Reflects awards outstanding under the Concentrix Corporation Amended and Restated 2020 Stock Incentive Plan, as amended ("2020 Stock Incentive Plan"). Includes 3,227,428 unvested time-based restricted stock units ("RSUs"), 776,534 unvested performance-based RSUs (at target), and 228,832 stock options with a weighted average remaining term of 3.78 years. The RSUs are not included in the calculation of the weighted average exercise price in column (b).

(2) Reflects shares available for issuance under (a) the 2020 Stock Incentive Plan and (b) the Concentrix Corporation 2020 Employee Stock Purchase Plan, as amended (the "ESPP"). Under the ESPP, qualifying employees may purchase shares of Common Stock at a discount to the market value. As of November 30, 2024, 2,265,700 shares of Common Stock remained available for grant under the 2020 Stock Incentive Plan and 892,709 shares of Common Stock remained available for issuance under the ESPP.

(3) Reflects shares available for issuance upon the exercise of certain outstanding stock options originally granted under the ProKarma Holdings Inc. ("PK") 2016 Long-Term Incentive Plan and assumed by the Company in connection with its acquisition of PK in December 2021.

# BENEFICIAL OWNERSHIP OF SECURITIES

On the record date, January 28, 2025, our outstanding voting securities consisted of 64,337,846 shares of Common Stock. The following tables set forth the number of shares of Common Stock that are beneficially owned by each of our directors and named executive officers and each stockholder that we believe to be the beneficial owner of more than 5% of the outstanding Common Stock, in each case as of the record date of January 28, 2025.

As used in this information statement, "beneficial ownership" means that a person has, or may have within 60 days of January 28, 2025, the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security (that is, the power to dispose or direct the disposition of a security), or both. Unless otherwise indicated in the footnotes below, each individual or entity identified below has sole voting and investment power with respect to such securities and no securities have been pledged.

| Directors and Named Executive Officers | Number of Shares of Common Stock Owned | Number of Shares of Common Stock Subject to Options Exercisable within 60 Days | Number of Shares of Common Stock That May Be Settled within 60 Days | Total Beneficial Ownership | Percentage Ownership |
|---|---|---|---|---|---|
| Chris Caldwell | 191,976 | 132,183 | 19,214 | 343,373 | * |
| Teh-Chien Chou | 3,350 | — | 2,780 | 6,130 | * |
| LaVerne H. Council | 3,350 | — | 2,780 | 6,130 | * |
| Jennifer Deason | 3,350 | — | 2,780 | 6,130 | * |
| Olivier Duha[1] | 1,536,760 | — | 2,780 | 1,539,540 | 2.4% |
| Craig Gibson[2] | 21,771 | — | 2,667 | 24,438 | * |
| Nicolas Gheysens | 1,173 | — | 2,780 | 3,953 | * |
| Jane Fogarty | 5,354 | — | 1,952 | 7,306 | * |
| Kathryn Hayley[3] | 6,392 | — | 2,780 | 9,172 | * |
| Kathryn Marinello | 3,350 | — | 2,780 | 6,130 | * |
| Dennis Polk | 14,570 | 18,129 | 2,780 | 35,479 | * |
| Ann Vezina | 5,294 | — | 2,780 | 8,074 | * |
| Andre Valentine | 36,938 | — | 3,681 | 40,619 | * |
| Cormac Twomey | 13,965 | — | 3,927 | 17,892 | * |
| Rick Rosso | 22,605 | — | 2,371 | 24,976 | * |
| All executive officers and directors as a group (14 persons) | 1,847,593 | 150,312 | 56,461 | 2,054,366 | 3.2% |

\*    Represents less than 1% of the Company's Common Stock.

(1)   Includes 322,066 shares held by Celeste Investissements, a societe anonyme, organized under the Laws of Belgium, and 36,041 shares held by Liberty Management, a societe a responsabilite limitee, organized under the laws of Belgium.

(2)   Includes 969 shares of restricted stock held by Mr. Gibson that were issued in connection with the combination with Webhelp. Such shares vest in full if the share price of our Common Stock reaches $170.00 per share within seven years from September 25, 2023 (based on daily volume weighted average prices measured over a specific period), or if within three years from September 25, 2023 we have a change of control with per share consideration of at least $150.00. Such shares of restricted stock are not entitled to dividends and Mr. Gibson has waived his rights as a holder of such shares to vote on any matter submitted to the holders of our Common Stock.

(3)   Includes 3,035 shares held by the KJH Investment Trust for which Ms. Hayley is the trustee and beneficiary.

| Principal Stockholders and Address | Number of Shares Beneficially Owned | Percentage Ownership |
|---|---|---|
| Group Bruxelles Lambert (1)<br>24 avenue Marnix<br>1000 Brussels, Belgium | 8,773,667 | 13.6 % |
| The Vanguard Group (2)<br>100 Vanguard Blvd<br>Malvern, PA 19355 | 5,363,893 | 8.3 % |
| MiTAC Holdings Corporation (3)<br>No. 202, Wenhua 2nd Road<br>Guishan District, Taoyuan City 333<br>Taiwan | 4,415,535 | 6.9 % |
| Impactive Capital LP (4)<br>450 West 14 Street, 12th Floor<br>New York City, NY 10014 | 4,375,125 | 6.8 % |
| BlackRock, Inc. (5)<br>55 East 52nd Street<br>New York, NY 10022 | 3,982,052 | 6.2 % |
| Synnex Technology International Corporation (6)<br>4F, No. 75, Sec. 3, Minsheng E. Road<br>Zhongshan District, Taipei City 104<br>Taiwan | 3,545,840 | 5.5 % |

(1) Based solely on information contained in a Schedule 13D filed with the SEC on October 5, 2023 by GBL, this amount represents 35,964 shares of Common Stock held by FINPAR V SA ("FINPAR V"), 38,623 shares of Common Stock held by FINPAR VI SA ("FINPAR VI"), and 8,699,080 shares of Common Stock held by Sapiens S.àr.l. ("Sapiens"). FINPAR V has shared voting and dispositive power over 35,964 shares of Common Stock, FINPAR VI has shared voting and dispositive power over 38,623 shares of Common Stock, and Sapiens has shared voting and dispositive power over 8,699,080 shares of Common Stock. GBL Verwaltung S.A. ("GBLV") is the parent company of Sapiens, and therefore may be deemed to beneficially own the 8,699,080 shares of Common Stock held by Sapiens. GBL is the parent of GBLV, FINPAR V, and FINPAR VI and therefore may be deemed to beneficially own the 8,773,667 shares of Common Stock directly held by GBL, FINPAR V, and FINPAR VI.

(2) Based solely on information contained in Amendment No. 3 to Schedule 13G filed with the SEC on February 13, 2024 by The Vanguard Group, which reported that it did not have sole voting power over any shares of Common Stock and had sole dispositive power over 5,286,294 shares of Common Stock, shared voting power over 30,239 shares of Common Stock, and shared dispositive power over 77,599 shares of Common Stock.

(3) Based solely on information contained in Amendment No. 4 to Schedule 13G filed with the SEC on February 6, 2024, this amount includes 302,102 shares of Common Stock held by Silver Star Developments Ltd. ("SSDL"), 2,135,489 shares of Common Stock held by MiTAC International Corporation ("MIC"), and 1,977,944 shares of Common Stock held by MiTAC Holdings Corporation ("MHC"). SSDL is a wholly-owned subsidiary of MIC and MIC is a wholly-owned subsidiary of MHC. MHC has sole voting and sole dispositive power over 4,415,535 shares of Common Stock.

(4) Based solely on information contained in Amendment No. 1 to Schedule 13D filed with the SEC on August 7, 2024, which reported that that the shares of Common Stock are beneficially held by (i) Impactive Capital LLC, as the general partner of Impactive Capital LP, the investment manager of the funds and/or accounts that directly own the shares of Common Stock, (ii) Lauren Taylor Wolfe, as a Managing Member of Impactive Capital LLC, and (iii) Christian Asmar, as a Managing Member of Impactive Capital LLC (collectively, the "Impactive Holders"). The Impactive Holders have shared voting and shared dispositive power over 4,375,125 shares of Common Stock.

(5) Based solely on information contained in Amendment No. 3 to Schedule 13G filed with the SEC on January 29, 2024 by BlackRock, Inc., which reported that it had sole voting power over 3,855,799 shares of Common Stock and sole dispositive power over 3,982,052 shares of Common Stock.

(6) Based solely on information contained in Amendment No. 2 to Schedule 13G filed with the SEC on February 6, 2024, this amount represents 3,545,840 shares of Common Stock held by Peer Developments Ltd. Peer Developments Ltd. is a wholly-owned subsidiary of Synnex Technology International Corporation. Synnex Technology International Corporation has sole voting and sole dispositive power over 3,545,840 shares of Common Stock.

# OUR EXECUTIVE OFFICERS

Information regarding each of our executive officers and their relevant business experience is summarized below.



***Chris Caldwell***, 52, President and Chief Executive Officer. Chris has served as President and Chief Executive Officer of Concentrix since December 2020 after serving as Executive Vice President of TD SYNNEX and President of Concentrix from February 2014 to December 2020. He previously served as President of Concentrix from June 2012 to February 2014, Senior Vice President and General Manager of Concentrix from March 2007 to June 2012, and Senior Vice President, Global Business Development of TD SYNNEX from March 2007 to June 2012. Chris joined TD SYNNEX in 2004 as Vice President, Emerging Business through the acquisition of EMJ Data Systems Ltd.



***Andre Valentine***, 61, Chief Financial Officer. Andre has served as Executive Vice President and Chief Financial Officer of Concentrix since October 2018. He previously served as Chief Financial Officer of Convergys Corporation ("Convergys") from August 2012 to October 2018, Senior Vice President of Finance, Customer Management of Convergys from 2010 to 2012 and 2002 to 2009, Senior Vice President, Controller of Convergys 2009 to 2010, and Vice President, Controller of Convergys from 1998 to 2002.



***Cormac Twomey***, 55, Executive Vice President, Customer Success. Cormac has served as Executive Vice President, Customer Success of Concentrix since September 2023 after serving as Executive Vice President, Global Operations and Delivery of Concentrix from January 2019 to September 2023. He previously served as Chief Commercial Officer of Convergys from October 2017 to October 2018, Senior Vice President, Operations of Convergys from January 2017 to October 2017, Senior Vice President, EMEA and Intelligent Contact of Convergys from March 2014 to December 2016, Managing Director of Stream Global Services, Inc. from 2013 to 2014 and Senior Vice President, Sales and Client Management, EMEA of Stream Global Services from 2011 to 2013.



***Craig Gibson***, 52, Executive Vice President, Global Sales and Account Management. Craig has served as Executive Vice President, Global Sales and Account Management since January 2024 after serving as Chief Growth Officer of Webhelp from August 2020 to January 2024. Craig also served as Chief Commercial Officer, UK of Webhelp from October 2016 to August 2020 and Chief Executive Officer of Webhelp South Africa from October 2013 until October 2016. Prior to that, he spent over 15 years in various leadership roles in the business processing outsourcing provider industry, as well as the systems integration, technology and CRM industries.



***Jane Fogarty***, 58, Executive Vice President, Legal. Jane has served as Executive Vice President, Legal of Concentrix since September 2021 and served as Corporate Secretary of Concentrix from September 2021 to September 2023. She previously served as General Counsel of Turnitin LLC from April 2020 to September 2021 and Vice President and Senior Counsel of TD SYNNEX from October 2014 to March 2020. Prior to that, Jane was Asia Pacific Counsel for Concentrix from February 2014 to October 2014 and served in various legal roles at IBM Global Services from October 2003 to January 2014.

## COMPENSATION DISCUSSION AND ANALYSIS

**Our Named Executive Officers**

For purposes of the Compensation Discussion and Analysis and the executive compensation tables that follow, the below individuals are referred to as our "named executive officers" or "NEOs" during fiscal year 2024:

- Chris Caldwell, President and Chief Executive Officer

- Andre Valentine, Chief Financial Officer

- Cormac Twomey, Executive Vice President, Customer Success

- Craig Gibson, Executive Vice President, Global Sales and Account Management

- Jane Fogarty, Executive Vice President, Legal

- Rick Rosso, Executive Vice President, Practices and Catalyst

In January 2024, Mr. Rosso, our former Executive Vice President, Global Sales and Account Management, transitioned to a non-executive officer role with Concentrix and was succeeded by Craig Gibson as part of our executive officer succession planning.

**Our Total Rewards Philosophy**

Our compensation and benefits programs align our strategy and the financial interests of our NEOs, game-changers and stockholders. Our compensation programs are developed to support our culture, attract, retain, and motivate executives who can contribute to our future success as a global organization, and reinforce the achievement of strategic financial metrics aligned with long-term sustainable profitability and growth. Our executive compensation programs are designed with the following objectives in mind:

*Market-Competitive*. We benchmark and assess our executive compensation program annually to ensure market-competitive target total direct compensation consisting of base salary, a target annual cash incentive, and long-term equity incentives.

*Pay for Performance*. We remain committed to pay-for-performance by closely linking compensation with performance. We emphasize pay-for-performance by making a significant percentage of the target total direct compensation of each NEO contingent on attaining annual and long-term Company performance goals.

*Business Results and Stockholder Value*. We reward success and performance to achieve business results for long-term impact. We align incentive programs with stockholder value creation using annual and three-year performance measures that drive stockholder value.

*Comprehensive Benefit Programs*. We enhance total direct compensation with benefit programs and offerings that enable total well-being and mental health.

**Our Compensation Process**

*Role of Compensation Committee.* The Compensation Committee has overall responsibility for our executive compensation policies as provided in the Compensation Committee Charter adopted by the Board. The Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for our executive officers and does not delegate any of these functions to others in setting compensation.

*Role of Management.* Our CEO and our Executive Vice President, People Solutions provide recommendations to the Compensation Committee regarding the general design of the Company's compensation plans as well as the compensation of the other executive officers. The CEO's compensation is discussed and approved during executive sessions of the Compensation Committee and the Board without the CEO present.

***Compensation Consultant***. In accordance with the Compensation Committee Charter, the Compensation Committee has the authority, at the Company's expense and without further approval, to engage, retain, replace, and terminate any compensation consultants, outside counsel, or other advisors to the Compensation Committee, including the authority to approve the consultant's or advisor's fees and other retention terms. During fiscal year 2024, the Compensation Committee engaged FW Cook to provide advice on, and assist the Compensation Committee in its review of, executive officer and non-employee director compensation matters, including the review of the Company's compensation peer group and incentive plan design for our NEOs. The Compensation Committee regularly meets with its independent compensation consultant without management present.

The Compensation Committee reviewed the independence of FW Cook in fiscal year 2024, including the specific factors set forth in Rule 10C-1 under the Exchange Act and determined that FW Cook is independent and that FW Cook's work for the Committee does not raise any conflict of interest.

***Compensation Peer Group***. During 2023, the Compensation Committee, with assistance from FW Cook, evaluated and approved the below peer group to be used for fiscal year 2024 compensation purposes:

| | | |
|---|---|---|
| Amdocs Limited | Equifax Inc. | Open Text Corporation |
| CGI Inc. | ExlService Holdings, Inc. | Teleperformance[1] |
| Cognizant Technology Solutions Corp. | Fair Isaac Corporation | TransUnion |
| DXC Technology Company | Five9, Inc. | TTEC Holdings, Inc. |
| EPAM Systems, Inc. | Genpact Limited | Verisk Analytics, Inc. |

(1)   Traded on a non-U.S. stock exchange and compensation data may not be available for all comparisons reviewed.

To identify a sufficient number of companies so that the data gathered is adequate to reach reasonable conclusions about the competitive market, the Compensation Committee considers technology-enabled peers that operate in a customer experience related industry, as well as adjacent industries that compete for similar executive talent. The above peer companies were selected primarily based upon having similar business operations and being in a reasonable size range for direct compensation comparisons. Compared to the compensation peer group used for fiscal 2023 compensation purposes, the above list reflects the replacement of Bread Financial Holdings, Inc., Perficient, Inc., and Verint Systems Inc. with EPAM Systems, Inc. and Fair Isaac Corporation, which the Committee determined to be more suitable comparators in terms of size and similar business operations. Certain of our core CX solutions competitors were not included in the compensation peer group because the companies do not have sufficient history as a public company from which to gather comparative compensation information.

At the time the peer group was approved in 2023, our revenue was at the 80th percentile of the peers' revenue for the trailing four quarters, and our market capitalization was at the 36th percentile of the peers' average market capitalization for the most recently disclosed fiscal year (i.e., corresponding to the most recent year of compensation disclosures), in each case, after giving effect to the estimated impact of the then-pending Webhelp combination.

During 2024, the Compensation Committee reviewed the compensation peer group to be used for fiscal 2025 compensation purposes. The Committee determined not to make any adjustments to the peer group at that time. At the time the 2025 peer group was approved, our revenue was at the 76th percentile of the peers' revenue for the trailing four quarters, and our market capitalization was at the 18th percentile of the peers' average market capitalization for the most recently disclosed fiscal year (i.e., corresponding to the most recent year of compensation disclosures).

***2024 Say-on-Pay Advisory Vote***.   Approximately 93.4% of the votes cast at our 2024 Annual Meeting voted to approve the compensation of our named executive officers. We believe that this substantial majority of votes cast continues to represent our stockholders' alignment with our executive compensation and benefits structure, which emphasizes pay-for-performance and prudent governance practices. We also continue to strive to further align our compensation program with the expectations of our stockholders. During 2024, we sought further feedback and perspectives from our stockholders, including with respect to executive compensation, and have taken those perspectives into consideration when making compensation decisions.

We once again recommend that our stockholders vote FOR the approval, on an advisory basis, of the compensation of our named executive officers.

### Elements of the Fiscal Year 2024 Compensation Program

Our executive compensation program includes four primary components:

(1)  base salary;

(2)  cash incentive awards under our Senior Management Incentive Plan ("SMIP");

(3)  performance-based equity incentive awards; and

(4)  time-based equity awards.

The Compensation Committee does not benchmark compensation to any specific percentage of our peer group. Generally, the Compensation Committee seeks to set target total cash compensation (base salary plus target cash incentive award) at a level that requires our NEOs to achieve above-market performance to earn total cash compensation that exceeds the median of our peer group. We continue to progress the compensation of our NEOs to support the competitiveness of our executive compensation program in comparison to our compensation peer group.

***Base Salary***.   Base salaries are designed to provide a consistent cash flow throughout the year as compensation for day-to-day responsibilities. Base salaries are reviewed and, if deemed appropriate, adjusted on an annual basis. Our NEOs' base salaries are based on, among other things, the breadth and complexity of the individual's responsibilities, their contributions to our performance, individual performance, and any new responsibilities assumed. The Compensation Committee reviews data from our compensation peer group to validate the competitiveness of our compensation program, including base salaries. However, the Compensation Committee does not benchmark base salary to a specific percentile of the peer data.

In January 2024, the Compensation Committee approved fiscal year 2024 base salaries for each of our named executive officers, other than Mr. Rosso who was not serving in an executive officer role at that time and whose base salary increase was approved by Mr. Caldwell, as follows:

| | Fiscal Year 2024 Base Salary | Year-over-Year % Change |
|---|---|---|
| Chris Caldwell | $830,000 | 3.8% |
| Andre Valentine | $642,319 | 4.0% |
| Cormac Twomey | $549,475 [1] | 6.9% |
| Craig Gibson | $484,542 [1] | N/A |
| Jane Fogarty | $495,000 | 10.0% |
| Rick Rosso | $572,000 | 4.0% |
| (1) Converted from £431,432, with respect to Mr. Twomey, and £380,449, with respect to Mr. Gibson, by using the fiscal year end exchange rate of 1 GBP to $1.2736. | | |

The Compensation Committee increased the CEO's 2024 base salary based on its evaluation of his performance, company performance and market data from our compensation peer group. The CEO recommended, and the Compensation Committee approved, the other executive officers' 2024 base salaries based on individual performance, company performance, and the desire to move the executives' compensation closer to the median of the compensation peer group. Ms. Fogarty received a larger increase to move her base salary closer to the median of our compensation peer group in light of the more significant difference between her salary and the peer group median. The Committee also considered Ms. Fogarty's fiscal year 2023 performance and compensation alignment among our senior executives in determining the appropriateness of this adjustment. The table above does not reflect the year-over-year change with respect to Mr. Gibson, who became an executive officer in January 2024.

***Senior Management Incentive Plan***.  Cash incentive awards under the SMIP reward our NEOs for achievement of operating and financial goals, in keeping with a performance-driven environment conducive to increasing stockholder value. In fiscal year 2024, our executive officers earned SMIP awards equal to 90.5% of their individual target award opportunities based on non-GAAP operating income that was above the threshold goal but below the target goal and revenue that was above the target goal but below the stretch established by the Compensation Committee. As shown in the table below, actual achievement based on the established performance goals was 93.0%, but management recommended, and the Compensation Committee approved, a reduction in the payout to 90.5% to promote additional reinvestment for growth in the business. As Mr. Rosso was not an executive officer at year end, he received the earned 2024 SMIP award of 93% of his individual target without a reduction.

| SMIP Award Opportunity: 0-150% of Target Award, with threshold opportunity at 50% | | | |
|---|---|---|---|
| Performance Metric:<br>Non-GAAP Operating Income[1] | | Performance Metric:<br>Revenue | |
| 65% of SMIP | | 35% of SMIP | |
| Goals | Award Opportunities | Goals | Award Opportunities |
| Threshold: $1,124 million | 50% of Target Award | Threshold: $9,197 million | 50% of Target Award |
| Target: $1,405 million | 100% of Target Award | Target: $9,580 million | 100% of Target Award |
| Stretch: $1,686 million | 150% of Target Award | Stretch: $9,772 million | 150% of Target Award |
| Actual Performance: $1,318 million | | Actual Performance: $9,614 million[2] | |
| Actual Performance as Percentage of Target Goal: 84.5% | | Actual Performance as Percentage of Target Goal: 108.9% | |
| Actual Performance as Percentage of Total Award: 54.9% | | Actual Performance as Percentage of Total Award: 38.1% | |
| Total Earned Award: 93.0% | | | |

(1) See page 41 of our Annual Report on Form 10-K for a reconciliation of non-GAAP operating income to operating income, as reported. Non-GAAP operating income of $1,317.9 million excludes acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets, and share-based compensation.

(2) For purposes of determining fiscal year 2024 revenue performance under the SMIP, the Compensation Committee approved a negative constant currency adjustment to actual revenue of $4.9 million to reflect the impact of fluctuations in foreign currency exchange rates in comparison to forecasted rates at the time the target revenue goal was approved.

NEOs could earn between 0% and 150% of their target SMIP awards based on the Company's performance with respect to the non-GAAP operating income and revenue goals, with a threshold opportunity at 50% of the target award. The SMIP goals approved by the Compensation Committee at the start of fiscal year 2024 were challenging, with target levels of revenue and non-GAAP operating income performance set above fiscal year 2023 results. At target, the initial goals represented year-over-year constant currency pro forma revenue growth of approximately 2.0% and expansion of non-GAAP operating income margin to approximately 14.7% in fiscal year 2024 from 14.2% in fiscal year 2023. In order to receive any payout, our non-GAAP operating income must have been achieved at or above the threshold level, regardless of revenue achievement.

The amount of each NEO's earned SMIP award was determined by reference to the NEO's individual target opportunity, which was established by the Compensation Committee at the start of the fiscal year and expressed as a percentage of base salary. Generally, the Compensation Committee seeks to set target total cash compensation (base salary plus target cash incentive award) at a level that requires our NEOs to achieve above-market performance to earn total cash compensation that exceeds the median of our peer group.

As a result of achieving non-GAAP operating income that was above the threshold goal and revenue performance that was above the target goal for fiscal year 2024, and the Committee's decision to support management's recommendation to reduce payouts to 90.5%, each NEO except for Mr. Rosso received a 2024 SMIP award equal to 90.5% of their applicable target award as set forth below. As Mr. Rosso was not an executive officer at year-end, he received the earned 2024 SMIP award of 93% of his individual target without a reduction.

| Name | 2024 Target SMIP Opportunity (% Base Salary) | 2024 Target SMIP Award | 2024 SMIP Award Opportunity Range (Threshold - Maximum) | 2024 Actual SMIP Award |
|---|---|---|---|---|
| Chris Caldwell | 250% | $2,075,000 | $1,037,500 - $3,112,500 | $1,877,875 |
| Andre Valentine | 100% | $642,319 | $321,160 - $963,479 | $581,299 |
| Cormac Twomey[1] | 100% | $549,475 | $274,737 - $824,212 | $497,274 |
| Craig Gibson | 100% | $484,542 | $242,271 - $726,813 | $438,511 |
| Jane Fogarty | 75% | $371,250 | $182,625 - $556,875 | $335,981 |
| Rick Rosso | 125% | $715,000 | $357,500 - $1,072,500 | $664,950 |

(1) Messrs. Twomey and Gibson's threshold, target, maximum and actual SMIP award amounts were converted from British pounds to U.S. dollars by using the fiscal year-end exchange rate of 1 GBP to $1.2736.

*Performance-Based, Long-Term Equity Incentives.* Since 2022, our NEOs have participated in a performance-based, long-term equity incentive plan, under which they receive 50% of their annual equity awards in the form of performance-based RSUs ("PRSUs") that are earned based on the Company's revenue and adjusted EBITDA growth over three-year performance periods. Our NEOs are eligible to earn between 0% and 150% of the PRSUs, with respect to the PRSUs granted prior to 2024, and between 0% and 200% of the PRSUs, with respect to the PRSUs granted in 2024, in the aggregate at the end of the three-year performance period. Achievement is based on performance for each year during the performance period, as well as cumulative performance for the same goals over the full three-year period, if higher, with a threshold opportunity at 50% of the target award.

*2024 PRSUs*

For the three-year performance-period ending November 30, 2026, our NEOs will have the opportunity to earn the number of shares set forth in the table below under the PRSUs that were granted in February 2024 (the "2024 PRSUs"). The table also includes the target value of such awards, representing 50% of the NEO's fiscal year 2024 equity incentive award value, with the exception of Mr. Caldwell, our Chief Executive Officer, who received 60% of his annual equity incentive award value in PRSUs. As Chief Executive Officer, a higher percentage of Mr. Caldwell's annual equity incentive award is granted in PRSUs to further align his compensation with stockholders' interests.

| Name | PRSU Target Number of Shares | PRSU Share Opportunity Range (Threshold - Maximum) | PRSU Target Value[1] |
|---|---|---|---|
| Chris Caldwell | 60,483 | 30,241 - 120,966 | $5,399,922 |
| Andre Valentine | 8,736 | 4,368 - 17,472 | $779,950 |
| Cormac Twomey | 9,184 | 4,592 - 18,368 | $819,948 |
| Craig Gibson | 5,096 | 2,548 - 10,192 | $454,971 |
| Jane Fogarty | 4,704 | 2,352 - 9,408 | $419,973 |
| Rick Rosso | 5,096 | 2,548 - 10,192 | $454,971 |

(1) Determined by multiplying the target number of shares by $89.28, the closing price of the Common Stock on the grant date. The grant date fair value set forth in the 2024 Summary Compensation Table is determined in accordance with ASC Topic 718 and reflects a reduced price per share of $85.71 because the unvested PRSUs do not receive dividends.

For the 2024 PRSUs, performance will be measured annually based 30% on year-over-year revenue growth, 50% on year-over-year adjusted EBITDA growth, and 20% on the percentage of adjusted EBITDA converted to free cash flow ("FCF conversion"), with one-third of the awards (at target) eligible to be earned each year and payout of the earned shares occurring at the end of the three-year performance period. Achievement is based on performance for each year during the performance period, as well as cumulative performance for the same goals over the full three-year period, if higher. The PRSU goals approved by the Compensation Committee at the start of fiscal year 2024 were challenging, with target performance set at levels expected to represent consistent revenue growth, EBITDA margin progression, and strong FCF conversion over the three-year performance period.

For purposes of measuring performance under the PRSUs, adjusted EBITDA is operating income, adjusted to exclude depreciation, acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets, share-based compensation, and gain on divestitures and related transactions costs, and FCF conversion is free cash flow plus integration costs divided by adjusted EBITDA.

*2025 PRSUs*

Our executive officers were granted PRSUs in January 2025 that comprise between 63% and 71% of their 2025 long-term incentive opportunities. Consistent with previous years, a portion of the PRSUs may be earned for achievement of operating goals over a three-year performance period. Vesting of the operating goal PRSUs for the performance period ending November 30, 2027 will be based on revenue growth (weighted 20%), FCF conversion (weighted 30%), and adjusted Earnings Per Share growth (weighted 50%). The operating goal PRSUs comprise between 29% and 37% of each executive officer's long-term incentive opportunity for 2025. The remaining portion of our executive officers' 2025 PRSUs may be earned for achievement of challenging total shareholder return ("TSR") goals over the three-year period following the grant date. The TSR PRSUs comprise between 27% and 42% of each executive officer's long-term incentive opportunity for 2025.

The Committee approved the addition of adjusted Earnings Per Share growth and TSR as performance metrics under the 2025 long-term incentive program to promote further alignment with stockholders' interests and based on input from certain of the Company's stockholders.

*Historical Performance: 2022 PRSUs*

For the three-year performance-period ended November 30, 2024, the NEOs earned 34.92% of the PRSUs granted in January 2022 (the "2022 PRSUs") based on the Company's pro forma constant currency revenue growth and adjusted EBITDA growth over the performance period compared to annual goals established in January 2022 as follows:

| 2022 PRSU Performance Metric | Pro Forma Constant Currency Revenue Growth | | | Adjusted EBITDA[1] Growth | | |
|---|---|---|---|---|---|---|
| **Weighting** | 50% of 2022 PRSUs | | | 50% of 2022 PRSUs | | |
| | **2022** | **2023** | **2024** | **2022** | **2023** | **2024** |
| **Threshold Goal** (50% vesting) | 6.0% | 6.0% | 6.0% | 7.5% | 7.5% | 7.5% |
| **Target Goal** (100% vesting) | 8.0% | 8.0% | 8.0% | 10.0% | 10.0% | 10.0% |
| **Maximum Goal** (150% vesting) | 10.0% | 10.0% | 10.0% | 12.5% | 12.5% | 12.5% |
| **Actual Annual Performance**[2] | 8.3% | 1.6% | 2.7% | 10.1% | 4.0% | (0.8)% |
| **Annual Achieved Vesting** | 107.5% | 0% | 0% | 102.0% | 0% | 0% |
| **Cumulative Performance as Percentage of Performance Metric Opportunity** | 35.8% | | | 34.0% | | |
| **2022 PRSUs Vesting Based on Performance Metric** | 17.9% | | | 17.0% | | |
| **Aggregate 2022 PRSUs Vesting: 34.92%** | | | | | | |

[1] Adjusted EBITDA is operating income, adjusted to exclude depreciation, acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets, share-based compensation, and gain on divestitures and related transactions costs.

[2] Actual performance is measured on a pro forma basis for all acquisitions and divestitures. For fiscal year 2024, results reflect the September 2023 combination with Webhelp as if the combination had occurred on December 1, 2022. See page 39 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2024 for reconciliations of each non-GAAP measure to its most directly comparable GAAP measure.

As a result of the performance set forth above, each NEO, other than Mr. Gibson, who was not employed by the Company at the time the 2022 PRSUs were granted, earned 34.92% of their 2022 PRSUs. The earned PRSUs vested and were settled in shares of Concentrix Common Stock in January 2025:

| | PRSUs at 100% Target Performance | Achievement of Target (%) | Vested PRSUs |
|---|---|---|---|
| Chris Caldwell | 16,536 | 34.92% | 5,774 |
| Andre Valentine | 2,204 | 34.92% | 769 |
| Cormac Twomey | 2,480 | 34.92% | 866 |
| Jane Fogarty | 1,102 | 34.92% | 384 |
| Rick Rosso | 1,929 | 34.92% | 673 |

*Time-Based Equity Awards*. Our NEOs receive the other 50% of their annual equity awards in the form of time-vested restricted stock or restricted stock units ("RSUs"), with the exception of Mr. Caldwell, who receives 40% of his annual equity awards in the form of time-vested restricted stock or RSUs. Time-based equity awards foster share ownership by our team, align the interests of our management with those of our stockholders, and enhance retention by vesting over a multi-year vesting schedule. Our time-based equity awards have historically been subject to annual vesting over four years. Beginning in 2024, the time-based equity awards vest over three years, which aligns with typical market practice, while maintaining a significant portion of the awards at risk until several years following the grant date. We do not have a practice of granting stock options and we do not expect to regularly grant stock options.

The table below reports the number of RSUs received by each of our NEOs in February 2024 and the related grant date fair value of such awards.

| | Number of RSUs | Grant Date Fair Value |
|---|---|---|
| Chris Caldwell | 40,322 | $3,599,948 |
| Andre Valentine | 8,736 | $779,950 |
| Cormac Twomey | 9,184 | $819,948 |
| Craig Gibson | 5,096 | $454,971 |
| Jane Fogarty | 4,704 | $419,973 |
| Rick Rosso | 5,096 | $454,971 |

*Historical TD SYNNEX Equity Awards*. In addition to the Concentrix equity awards that our NEOs have received since the spin-off in December 2020, certain of our NEOs continued to hold equity awards that were granted by TD SYNNEX prior to the spin-off. For most TD SYNNEX equity awards, upon the spin-off, the TD SYNNEX equity award was converted into a TD SYNNEX equity award and a Concentrix equity award that each relate to the same number of shares of TD SYNNEX common stock or Common Stock, as the case may be, as the original award. As a result, these NEOs continued to hold equity awards in TD SYNNEX common stock and equity awards in our Common Stock that were granted prior to the spin-off. As the employing entity, Concentrix incurred the expense and enjoyed the tax benefit of TD SYNNEX equity awards that were held by Concentrix game-changers. All of these equity awards were fully vested by the end of 2024.

*Retirement Benefits.* Our U.S.-based NEOs are eligible to participate in our 401(k) Plan, and Mr. Twomey and Mr. Gibson participate in our defined contribution plan for U.K.-based game-changers. Both plans provide for matching contributions by the Company and are provided as part of a competitive executive compensation program that the Compensation Committee believes is necessary to attract and retain executive talent critical to our success. In addition, Mr. Valentine is entitled to certain benefits under the qualified and non-qualified portions of the Convergys defined benefit pension plan, which was frozen effective April 1, 2008 and we assumed in connection with our acquisition of Convergys in October 2018.

*Other Benefits*. Our named executive officers are entitled to participate in benefit programs generally available to all employees, including medical, dental, and life insurance. In addition, Messrs. Caldwell, Valentine, and Rosso and Ms. Fogarty participate in a Company-paid supplemental life insurance program and Messrs. Valentine and Rosso participate in a Company-paid supplemental long-term disability program. None of our executive officers receive any material perquisites or other personal benefits, with the exception of Mr. Gibson, who received a car allowance of £10,000 in 2024, which is a legacy benefit from his employment with Webhelp prior to our combination with Webhelp in September 2023.

## Other Compensation Policies and Practices

*Stock Ownership Guidelines*. The Compensation Committee believes that executive officers should have a significant equity interest in the Company to provide a direct incentive for management to build and sustain long-term stockholder value. Accordingly,  to promote equity ownership and further align the interests of management with those of our stockholders, we maintain the following Stock Ownership Guidelines:

- our CEO is required to hold Common Stock with a value of six times (6x) the CEO's base salary; and

- each of our other NEOs is required to hold Common Stock with a value of three times (3x) the NEO's base salary.

Unearned performance awards and unexercised stock options (whether vested or unvested) held by our NEOs do not count toward this ownership requirement. The guidelines provide for a five-year transition period from the date of appointment or promotion to an executive officer role to comply.

Each of our NEOs (other than Ms. Fogarty) has exceeded the applicable ownership requirement. Ms. Fogarty, who joined the Company in an executive officer role in September 2021, is making progress toward achieving the applicable ownership requirement during the guidelines' transition period. Until our NEOs have met the applicable ownership requirement, they are expected to retain at least 50% of the Common Stock earned through the vesting of equity awards (net of shares withheld to pay taxes), and Ms. Fogarty has complied with this requirement.

*Timing of Equity Awards*. Generally, we do not grant, and have not granted, equity awards during regularly scheduled quarterly blackout windows and we do not grant equity awards in anticipation of the release of material, nonpublic information. If the Compensation Committee or the Board approves an equity award at such a time, the grant date is deferred until the fourth trading day after the conclusion of our trading blackout period. This practice avoids potential undue windfalls that may arise if equity grants are made shortly prior to the release of material non-public information. Consistent with this policy, annual equity grants to our NEOs are made on the fourth trading day after the conclusion of our trading blackout period following the release of our annual earnings in January.

*Clawback Policy*. In January 2023, the Compensation Committee recommended and the Board approved a clawback policy that enables the Company to recoup or "claw back" incentive compensation paid to an executive officer within the prior three years in the event of a restatement of the Company's financial statements. On December 1, 2023, the Board approved amendments to our clawback policy to align with new Nasdaq listing standards regarding clawback policies.

*Anti-Hedging Policy*. To promote alignment with the interests of our stockholders, under our insider trading policy, our NEOs and our other game-changers are prohibited from engaging in hedging transactions related to Company securities, including put and call options and short sales.

*No Tax Gross-Up for Change of Control*. We are not party to any arrangements or agreements that require us to gross up executive officer taxes under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

*Tax and Accounting Considerations*. Although we consider the impact of tax and accounting consequences when developing and implementing our executive compensation programs, the Compensation Committee retains flexibility to make compensation decisions in its discretion regardless of the tax or accounting treatment. As a result of changes to Section 162(m) of the Code adopted as part of the Tax Cuts and Jobs Act in December 2017, compensation paid to covered employees is generally not deductible to the extent that it exceeds $1 million.

*Employment Agreements.* In November 2020, prior to our spin-off from TD SYNNEX, we entered into an offer letter with Mr. Caldwell with respect to his continued service as CEO of Concentrix following the spin-off. The offer letter established Mr. Caldwell's initial base salary and target SMIP award and provided for the grant of certain equity awards in connection with the spin-off. The offer letter also provides for certain payments to Mr. Caldwell in the event of a termination without cause and contains certain restrictive covenants, including non-competition and employee and client non-solicitation provisions, for the benefit of the Company. See "Potential Payments upon Termination or in Connection with a Change of Control."

Other than Mr. Caldwell, we do not have employment agreements with any of our named executive officers who are U.S. residents. Consistent with general practice in the United Kingdom, certain of our U.K. subsidiaries have employment agreements with Messrs. Twomey and Gibson, who are U.K. residents. Mr. Twomey's and Mr. Gibson's agreements provide for certain payments to Mr. Twomey and Mr. Gibson in the event of a termination without cause and contain certain restrictive covenants, including non-competition and employee and client non-solicitation provisions, for the benefit of the Company. See "Potential Payments upon Termination or in Connection with a Change of Control."

## 2024 SUMMARY COMPENSATION TABLE

The following table sets forth the compensation awarded to, earned by or paid to our named executive officers for the fiscal years ended November 30, 2024, 2023 and 2022.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)[1] | Option Awards ($)[1] | Non-Equity Incentive Plan Compensation ($)[2] | Change in Pension Value ($)[3] | All Other Compensation ($)[4] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Chris Caldwell *President and CEO* | 2024 | 826,967 | — | 8,783,946 | — | 1,877,875 | — | 150,036 | 11,638,824 |
| | 2023 | 800,000 | — | 6,731,789 | — | 2,574,000 | — | 129,362 | 10,235,151 |
| | 2022 | 797,329 | — | 5,952,960 | — | 1,742,000 | — | 121,473 | 8,613,762 |
| Andre Valentine *Chief Financial Officer* | 2024 | 639,821 | — | 1,528,713 | — | 581,299 | 30,738 | 55,140 | 2,835,711 |
| | 2023 | 617,614 | — | 1,029,374 | — | 794,869 | — | 48,318 | 2,490,175 |
| | 2022 | 615,692 | — | 793,440 | — | 537,942 | — | 47,339 | 1,994,413 |
| Cormac Twomey[5] *EVP, Global Operations and Delivery* | 2024 | 545,998 | — | 1,607,108 | — | 497,274 | — | 65,802 | 2,716,182 |
| | 2023 | 509,559 | — | 1,158,148 | — | 655,803 | — | 59,589 | 2,383,099 |
| | 2022 | 476,170 | — | 892,800 | — | 419,917 | — | 56,400 | 1,845,287 |
| Craig Gibson[5] *EVP, Global Sales and Account Management* | 2024 | 482,127 | — | 891,749 | — | 438,511 | — | 65,235 | 1,877,622 |
| Jane Fogarty *EVP, Legal* | 2024 | 490,451 | — | 823,153 | — | 335,981 | — | 31,175 | 1,680,760 |
| | 2023 | 446,356 | — | 519,502 | — | 434,363 | — | 21,057 | 1,421,278 |
| | 2022 | 410,726 | — | 396,720 | — | 271,099 | — | 3,111 | 1,081,656 |
| Rick Rosso[6] *EVP, Practices and Catalyst* | 2024 | 569,776 | — | 891,749 | — | 664,950 | — | 48,168 | 2,174,643 |
| | 2023 | 550,000 | — | 900,874 | — | 884,813 | — | 48,181 | 2,383,868 |
| | 2022 | 541,986 | — | 694,440 | — | 598,813 | — | 46,873 | 1,882,112 |

(1) Represents the aggregate fair values of stock awards and option awards granted to our named executive officers, as determined in accordance with ASC Topic 718, on the applicable grant date or, if earlier, the service inception date. The grant date fair value of RSUs was determined by multiplying the number of shares by $89.28, the closing price of the Common Stock on the grant date. The grant date fair value of PRSUs was determined by multiplying the target number of shares by a reduced price per share of $85.71 because the unvested PRSUs do not receive dividends. For other valuation assumptions used to calculate the fair value of our stock awards granted in fiscal year 2024, see Note 4 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024. The grant date fair values of the NEOs' 2024 PRSU awards, assuming achievement of the maximum performance level, would be: Mr. Caldwell, $10,367,996; Mr. Valentine, $1,497,525; Mr. Twomey, $1,574,321; Mr. Gibson, $873,556; Ms. Fogarty, $806,360; and Mr. Rosso, $873,556.

(2) For fiscal year 2024, represents performance-based awards under the SMIP earned in fiscal year 2024 and paid in fiscal year 2025.

(3) Mr. Valentine's accumulated benefit under the Convergys frozen defined benefit pension plan increased by $30,738 in fiscal year 2024. The pension plan, which includes a qualified and a non-qualified portion, was assumed by Concentrix in connection with our acquisition of Convergys in 2018. The assumptions used to calculate the change in pension value are described in Note 1 to the Pension Benefits table below.

(4)  The amounts shown in the All Other Compensation column for fiscal year 2024 include the following:

| | Company Contributions to Defined Contribution Plans[a] | Dividend Payments on Unvested Equity Awards[b] | Life Insurance Premiums[c] | Taxes on Life Insurance Premiums[d] | Supplemental Long-Term Disability Premiums[e] | Perquisites and Other Personal Benefits[f] | Total |
|---|---|---|---|---|---|---|---|
| C. Caldwell | $13,200 | $128,533 | $5,841 | $2,462 | — | — | $150,036 |
| A. Valentine | $11,779 | $21,188 | $10,082 | $5,850 | $6,241 | — | $55,140 |
| C. Twomey | $43,365 | $22,437 | — | — | — | — | $65,802 |
| C. Gibson | $35,038 | $17,461 | — | — | — | 12,736 | $65,235 |
| J. Fogarty | $13,200 | $9,029 | $5,807 | $3,139 | — | — | $31,175 |
| R. Rosso | $13,200 | $14,925 | $10,417 | $4,981 | $4,645 | — | $48,168 |

(a)  Represents matching contributions made to the NEO's 401(k) Plan account or, in the case of Messrs. Twomey and Gibson, Company contributions to the Company's defined contribution plan in the United Kingdom.

(b)  Represents dividends paid on unvested Concentrix restricted stock awards, unvested Concentrix restricted stock units and unvested TD SYNNEX restricted stock awards held by the NEO. The dividends on the unvested TD SYNNEX restricted stock were paid by TD SYNNEX as the issuer of the equity, but the amounts are included in this column because the benefit relates to the NEO's continuing employment (i.e., the restricted stock would be forfeited if the NEO's employment with Concentrix terminates).

(c)  Represents group term life insurance premiums paid on behalf of the NEO.

(d)  Represents the payment of taxes incurred by the NEO in connection with the group term life insurance benefit.

(e)  Represents supplemental long-term disability premiums paid on behalf of the NEO.

(f)  Represents a car allowance of £10,000 that is a legacy benefit from Mr. Gibson's employment with Webhelp prior to our combination with Webhelp in September 2023.

(5)  Messrs. Twomey and Gibson's fiscal year 2024 base salary, SMIP award, and amounts included under "All Other Compensation" were paid in British pounds and converted to the U.S. dollar amounts included in the table by using the 2024 fiscal year-end exchange rate of 1 GBP to $1.2736.

(6)  In January 2024, Mr. Rosso transitioned to a non-executive officer role with Concentrix.

## GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2024

The following table sets forth information regarding grants of plan-based awards to each of our named executive officers for the fiscal year ended November 30, 2024.

| Name | Grant Date | Approval Date[1] | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($) | Target ($) | Maximum ($) | Estimated Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards; Number of Shares of Stock[4] (#) | Grant Date Fair Value of Stock and Option Awards[5] ($) |
|---|---|---|---|---|---|---|---|---|---|---|
| Chris Caldwell | | | 1,037,500 | 2,075,000 | 3,112,500 | | | | | |
| | 2/1/2024 | 1/4/2024 | | | | 30,241 | 60,483 | 120,966 | | 5,183,998 |
| | 2/1/2024 | 1/4/2024 | | | | | | | 40,322 | 3,599,948 |
| Andre Valentine | | | 321,160 | 642,319 | 963,479 | | | | | |
| | 2/1/2024 | 1/4/2024 | | | | 4,368 | 8,736 | 17,472 | | 748,763 |
| | 2/1/2024 | 1/4/2024 | | | | | | | 8,736 | 779,950 |
| Cormac Twomey[6] | | | 274,737 | 549,475 | 824,212 | | | | | |
| | 2/1/2024 | 1/4/2024 | | | | 4,592 | 9,184 | 18,368 | | 787,161 |
| | 2/1/2024 | 1/4/2024 | | | | | | | 9,184 | 819,948 |
| Craig Gibson[6] | | | 242,271 | 484,542 | 726,813 | | | | | |
| | 2/1/2024 | 1/4/2024 | | | | 2,548 | 5,096 | 10,192 | | 436,778 |
| | 2/1/2024 | 1/4/2024 | | | | | | | 5,096 | 454,971 |
| Jane Fogarty | | | 185,625 | 371,250 | 556,875 | | | | | |
| | 2/1/2024 | 1/4/2024 | | | | 2,352 | 4,704 | 9,408 | | 403,180 |
| | 2/1/2024 | 1/4/2024 | | | | | | | 4,704 | 419,973 |
| Rick Rosso | | | 357,500 | 715,000 | 1,072,500 | | | | | |
| | 2/1/2024 | 1/4/2024 | | | | 2,548 | 5,096 | 10,192 | | 436,778 |
| | 2/1/2024 | 1/4/2024 | | | | | | | 5,096 | 454,971 |

(1) Represents the date on which the Compensation Committee took action to approve the corresponding equity award. All grants were made on the fourth trading day after the conclusion of the trading blackout period during which the awards were approved, consistent with our equity award grant policy.

(2) The amounts shown in these columns reflect each named executive officer's threshold, target, and maximum award under the SMIP, with the potential for each executive officer's actual award under the plan to exceed or be less than the target depending upon company performance. The actual SMIP awards for fiscal year 2024 are reflected in the Non-Equity Incentive Plan Compensation column of the 2024 Summary Compensation Table.

(3) The amounts shown in these columns reflect the threshold, target, and maximum number of shares of Common Stock that may vest under each named executive officer's February 2024 PRSUs based on company performance over the three-year performance period ending November 30, 2026, as described in more detail under "Compensation Discussion and Analysis—Performance-Based, Long-Term Equity Incentives."

(4) Represents the number of RSUs granted to each NEO in fiscal year 2024, all of which will vest in one-third tranches on each of the first three anniversaries of the grant date.

(5) Represents the aggregate fair values of stock awards granted to our named executive officers, as determined in accordance with ASC Topic 718, on the applicable grant date or, if earlier, the service inception date. The grant date fair value of RSUs was determined by multiplying the number of shares by $89.28, the closing price of the Common Stock on the grant date. The grant date fair value of PRSUs was determined by multiplying the target number of shares by a reduced price per share of $85.71 because the unvested PRSUs do not receive dividends. For other valuation assumptions used to calculate the fair value of our stock and option awards, see Note 4 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024.

(6) Messrs. Twomey and Gibson's threshold, target, and maximum SMIP award amounts were converted from British pounds to U.S. dollars by using the 2023 fiscal year-end exchange rate of 1 GBP to $1.2736.

## OUTSTANDING EQUITY AWARDS AT 2024 FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards for each of our named executive officers as of November 30, 2024.

| | Option Awards[(1)] | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares of Stock That Have Not Vested[(2)] (#) | Market Value of Shares of Stock That Have Not Vested[(2)(3)] ($) | Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested[(4)] (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested[(3)] ($) |
| Chris Caldwell | 9,363 | — | 44.52 | 10/6/2025 | — | — | — | — |
| | 12,630 | — | 55.94 | 10/4/2026 | — | — | — | — |
| | 11,172 | — | 64.21 | 10/3/2027 | — | — | — | — |
| | 45,808 | — | 37.94 | 10/11/2028 | — | — | — | — |
| | 30,057 | — | 55.12 | 10/2/2029 | — | — | — | — |
| | 21,406 | 4,806 | 119.72 | 1/20/2031 | — | — | — | — |
| | — | — | — | — | 101,270 | 4,552,087 | — | — |
| | — | — | — | — | — | — | 78,489 | 3,528,081 |
| Andre Valentine | — | — | — | — | 12,644 | 568,348 | — | — |
| | — | — | — | — | — | — | 11,375 | 511,306 |
| Cormac Twomey | — | — | — | — | 13,581 | 610,466 | — | — |
| | — | — | — | — | — | — | 12,154 | 546,322 |
| Craig Gibson | — | — | — | — | 11,066 | 497,417 | — | — |
| | — | — | — | — | — | — | 5,096 | 229,065 |
| Jane Fogarty | — | — | — | — | 7,023 | 315,684 | — | — |
| | — | — | — | — | — | — | 6,032 | 271,138 |
| Rick Rosso | — | — | — | — | 8,517 | 382,839 | — | — |
| | — | — | — | — | — | — | 7,406 | 332,900 |

(1) Prior to the spin-off, Mr. Caldwell was granted option awards by TD SYNNEX under its 2013 Stock Incentive Plan. In connection with the spin-off, each of these option awards was converted into a TD SYNNEX option and a Concentrix option with respect to the same number of shares as the original option, with an adjustment to the exercise prices to preserve the same ratio of the exercise price to the per share value of the underlying stock as existed prior to the spin-off. This table includes only the converted Concentrix option awards granted under the Concentrix 2020 Stock Incentive Plan, as well as any option awards granted by Concentrix following the spin-off. All option awards listed in these columns vested and became exercisable as to 20% of the shares on the first anniversary of the grant date and 1/60th of the shares monthly thereafter over the following four-year period, except for the grant scheduled to expire on January 20, 2031, which vested as to 20% on the first anniversary of October 7, 2020, the scheduled grant date for the fiscal year 2020 equity awards that were delayed due to the spin-off, and 1/60th of the shares monthly thereafter over the following four-year period. The grant date for each of the option awards is the date ten years prior to the option expiration date.

(2) Reflects the aggregate unvested portion of the restricted stock award and RSU grants set forth in the below table.

| Grant Date | C. Caldwell | A. Valentine | C. Twomey | C. Gibson | J. Fogarty | R. Rosso |
|---|---|---|---|---|---|---|
| January 20, 2021 | 88,122 | — | — | — | — | — |
| October 5, 2021 | — | — | — | — | 1,404 | — |
| January 26, 2022 | 16,536 | 2,204 | 2,480 | — | 1,102 | 1,929 |
| January 27, 2023 | 24,465 | 3,741 | 4,209 | — | 1,888 | 3,274 |
| October 27, 2023 | — | — | — | 8,954 | — | — |
| February 1, 2024 | 40,322 | 8,736 | 9,184 | 5,096 | 4,704 | 5,096 |
| Total | 169,445 | 14,681 | 15,873 | 14,050 | 9,098 | 10,299 |
| Previously Vested | 68,175 | 2,037 | 2,292 | 2,984 | 2,075 | 1,782 |
| Remaining Unvested | 101,270 | 12,644 | 13,581 | 11,066 | 7,023 | 8,517 |

Of the restricted stock granted to Mr. Caldwell in 2021, 83,528 shares vests as to 20% on each of the first five anniversaries of December 1, 2020, the effective date of the spin-off, and 4,594 shares vests as to 20% on each of the first five anniversaries of October 7, 2020. The restricted stock award granted to Ms. Fogarty in 2021 and the January 2022 and January 2023 restricted stock awards each vest as to 25% of the shares on each of the first four anniversaries of the grant date. The October 2023 RSU grant and the 2024 RSU grants each vest as to one-third of the shares on each of the first three anniversaries of the grant date.

(3) The market or payout value of unvested restricted stock, unvested RSUs and unvested PRSUs was determined by multiplying the number of shares or units shown by $44.95, the closing price of the Common Stock on November 29, 2024, the last trading day of fiscal year 2024.

(4) For Messrs. Caldwell, Valentine, Twomey, Rosso and Ms. Fogarty, reflects (x) the number of shares of Common Stock that vested and were settled in January 2025 under each named executive officer's 2022 PRSUs based on the Company's performance for the three-year performance period ending November 30, 2024, (y) the threshold number of shares of Common Stock that may vest under each named executive officer's PRSUs granted in January 2023 based on the company's achievement of below-threshold performance for the first two years of the three-year performance period ending November 30, 2025, and (z) the target number of shares of Common Stock that may vest under each named executive officer's 2024 PRSUs based on the Company's achievement of above-threshold performance for the first year of the three-year performance period ending November 30, 2026. For Mr. Gibson, who joined Concentrix in September 2023, reflects the target number of shares of Common Stock that may vest under Mr. Gibson's February 2024 PRSUs based on the Company's achievement of above-threshold performance for the first year of the three-year performance period ending November 30, 2026.

*TD SYNNEX Equity Awards*. In addition to the awards set forth above, Mr. Caldwell has TD SYNNEX option awards that were granted by TD SYNNEX prior to our spin-off. In connection with the spin-off, each of these awards was converted into a TD SYNNEX award and a Concentrix award (reflected in the table above) with respect to the same number of shares as the original award, with an adjustment to the exercise prices of stock options to preserve the same ratio of the exercise price to the per share value of the underlying stock as existed prior to the spin-off. Although these awards are issued in TD SYNNEX equity, the vesting of the awards was based on continued service with Concentrix.

The outstanding TD SYNNEX awards held by Mr. Caldwell as of November 30, 2024 are as follows:

| Name | Grant Date | TD SYNNEX Stock Option Awards | | | |
|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date |
| Chris Caldwell | 10/6/2015 | 9,363 | — | 45.64 | 10/6/2025 |
| | 10/4/2016 | 12,630 | — | 57.34 | 10/4/2026 |
| | 10/3/2017 | 11,172 | — | 65.83 | 10/3/2027 |
| | 10/11/2018 | 45,808 | — | 38.89 | 10/11/2028 |
| | 10/2/2019 | 30,057 | — | 56.50 | 10/2/2029 |

## OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2024

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of equity-based awards by each of our NEOs during the fiscal year ended November 30, 2024.

| Name | Option Awards[1][2] | | Stock Awards[1][2] | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Chris Caldwell | 12,928 | 273,944 | 28,871 | 2,618,570 |
| Andre Valentine | — | — | 6,477 | 394,093 |
| Cormac Twomey | — | — | 6,663 | 411,165 |
| Craig Gibson | — | — | 2,984 | 132,758 |
| Jane Fogarty | — | — | 1,098 | 87,021 |
| Rick Rosso | — | — | 5,748 | 348,948 |

(1)  The value realized on exercise reflects the in-the-money value of the total number of exercised stock options on the exercise date and the value realized on vesting reflects the aggregate market value of the total shares of Common Stock vested on the vesting date. The number of shares acquired and the value realized have not been reduced to reflect the withholding of shares of Common Stock or the payment of cash for any tax obligation.

(2)  Certain of our NEOs exercised TD SYNNEX stock options and vested in the following shares of TD SYNNEX common stock during fiscal year 2024:

| | Number of TD SYNNEX Shares Acquired on Vesting[a] (#) | Value Realized on Vesting[b] ($) |
|---|---|---|
| Chris Caldwell | 996 | 116,163 |
| Andre Valentine | 814 | 94,937 |
| Cormac Twomey | 814 | 94,937 |
| Rick Rosso | 271 | 31,607 |

(a)  See "Compensation Discussion and Analysis—Historical TD SYNNEX Equity Awards" for information about the TD SYNNEX stock awards previously held by certain of our named executive officers and "2024 Outstanding Equity Awards at Fiscal Year-End Table—TD SYNNEX Equity Awards" for information about the outstanding TD SYNNEX stock options held by Mr. Caldwell.

(b)  The value realized on vesting reflects the aggregate market value of the total shares of TD SYNNEX common stock vested on the vesting date. The number of shares acquired and the value realized have not been reduced to reflect the withholding of shares of TD SYNNEX common stock or the payment of cash for any tax obligation.

# PENSION BENEFITS

The following table sets forth information, as of November 30, 2024, regarding the present value of the benefits that are expected to be paid to Mr. Valentine under the qualified and non-qualified portion of the Convergys defined benefit pension plan, which we assumed in our acquisition of Convergys in October 2018. None of our other NEOs participate in qualified or non-qualified defined benefit plans. The Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if the Compensation Committee determines that doing so is in our best interests.

| Name | Plan Name | Number of Years of Credited Service (#) | Present Value of Accumulated Benefit ($)[1] | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Andre Valentine | Convergys Corporation Pension Plan | 27 | 303,340 | — |
| | Convergys Corporation Non-Qualified Excess Pension Plan | 27 | 89,638 | — |

(1)  The present value of accumulated benefit was determined using a discount rate of 5.09% and assuming a 63% lump sum payment distribution at age 65 (the normal retirement age specified in the Convergys Corporation Pension Plan).

The Convergys Corporation Pension Plan is a cash-balance pension plan that was open to certain U.S.-resident employees of Convergys hired prior to April 1, 2007. The plan was frozen effective April 1, 2008, and no additional pension credits accrue for eligible employees. At the end of each year, active participants' accounts are credited with interest at the rate of 4% per annum. At retirement or other termination of employment, an amount equivalent to the balance then credited to the account is payable to the participant in the form of a life annuity. In lieu of a life annuity, a participant may elect to receive the actuarial equivalent of their benefit in the form of a lump sum, or a joint and survivor annuity.

The non-qualified excess pension plan provides a pension benefit to employees, including Mr. Valentine, whose pension benefit under the Pension Plan is reduced or capped due to Internal Revenue Service limitations. Benefits are paid in ten annual installments or, if less, the number of annual installments (rounded up) equal to the value of the benefits divided by $50,000, commencing six months after a participant's separation from service.

## POTENTIAL PAYMENTS UPON TERMINATION OR IN CONNECTION WITH A CHANGE OF CONTROL

The following summarizes the potential payments payable to our NEOs upon termination of employment or a change of control under individual agreements or the Concentrix Change of Control Severance Plan in effect as of the end of fiscal year 2024. Although much of the compensation for our NEOs is performance-based and contingent upon achievement of financial goals, we believe that change of control arrangements provide important protection to our NEOs, are generally consistent with the practice of our peer companies, and are appropriate for the attraction and retention of executive talent.

In November 2020, we entered into an offer letter with Mr. Caldwell with respect to his continued service as our CEO following the spin-off. Under the terms of the offer letter, if Mr. Caldwell's employment is terminated for a reason other than cause, disability or death and he signs a standard release of claims, he would be entitled to salary continuation for twelve months at a rate equal to the average of total salary and SMIP over the prior three years and paid COBRA for 12 months. In addition, under our Change of Control Severance Plan and Mr. Caldwell's offer letter, if any of Messrs. Caldwell, Valentine, or Rosso or Ms. Fogarty is terminated for a reason other than cause, disability, or death within two months before or 12 months after a change of control (including a voluntary termination because of a reduction in salary or position or a relocation) and they sign a standard release of claims, they would be entitled to salary continuation for a minimum of 18 months plus one month per year of employment after the eighteenth year of employment, up to a maximum of 24 months, at a rate equal to the average of total salary and SMIP over the prior three years and paid COBRA for two years. Severance payments for these individuals would be delayed for six months following termination of employment to the extent required by Section 409A. As non-U.S. persons, Messrs. Twomey and Gibson are not eligible to participate in the Change of Control Severance Plan.

In January 2019, consistent with general practice in the United Kingdom, we entered into an employment agreement with Mr. Twomey, who is a U.K. resident. Under his employment agreement, upon a termination without cause, Mr. Twomey is entitled to (i) six months' notice of termination, or payment of six months of base salary in lieu of notice, and (ii) a pro rata portion of his target SMIP award through the date of termination (including the six-month notice period).

In May 2016, consistent with general practice in the United Kingdom, Webhelp entered into an employment agreement with Mr. Gibson, who is a U.K. resident, and which we assumed in connection with our September 2023 combination with Webhelp. Mr. Gibson's employment agreement does not provide for benefits upon a qualifying termination of employment. However, under U.K. law, upon a termination without cause, Mr. Gibson is entitled to one week of notice, or payment of one week of base salary in lieu of notice, for each year of service up to a maximum of 12 weeks. As a result, as of November 30, 2024, Mr. Gibson was entitled to 11 weeks of notice, or 11 weeks of base salary in lieu of notice, in connection with a termination without cause. In January 2025, Mr. Gibson's employment agreement was amended to provide that, upon a termination without cause, Mr. Gibson is entitled to (i) six months of notice, or payment of six months of base salary in lieu of notice, and (ii) a pro rata portion of his target SMIP award through the date of termination (including the six-month notice period).

In addition to the foregoing, certain of our outstanding equity awards include a "double-trigger" change of control provision that would accelerate the unvested portion of the equity award if an NEO's employment is terminated as a result of Involuntary Termination (as such term is defined in the relevant equity award agreement) within 24 months following a Change of Control.

The following table sets forth potential payments payable to our NEOs, under the circumstances described below, assuming that their employment was terminated or a change of control occurred on November 30, 2024.

| Name | Benefit | Voluntary Termination ($) | Change of Control; No Termination ($) | Termination without Cause; No Change of Control ($) | Termination without Cause or Involuntary Termination Following Change of Control ($) |
|---|---|---|---|---|---|
| Chris Caldwell | Salary continuation | — | — | 3,150,932 | 5,514,131 |
| | Benefits continuation | — | — | 39,474 | 78,947 |
| | Equity award vesting | — | — | — | 6,054,271 |
| | Total | — | — | 3,190,406 | 11,647,349 |
| Andre Valentine | Salary continuation | — | — | — | 2,696,942 |
| | Benefits continuation | — | — | — | 64,594 |
| | Equity award vesting | — | — | — | 1,009,442 |
| | Total | — | — | — | 3,770,978 |
| Cormac Twomey[1] | Salary | — | — | 824,213 | 824,213 |
| | Target SMIP | — | — | 549,475 | 549,475 |
| | Equity award vesting | — | — | — | 1,082,351 |
| | Total | — | — | 1,373,688 | 2,456,039 |
| Craig Gibson[1] | Salary continuation | — | — | 102,499 | 102,499 |
| | Equity award vesting | — | — | — | 690,342 |
| | Total | — | — | 102,499 | 792,841 |
| Jane Fogarty | Salary continuation | — | — | — | 1,052,748 |
| | Benefits continuation | — | — | — | 64,684 |
| | Equity award vesting | — | — | — | 533,467 |
| | Total | — | — | — | 1,650,899 |
| Rick Rosso | Salary continuation | — | — | — | 2,540,259 |
| | Benefits continuation | — | — | — | 44,954 |
| | Equity award vesting | — | — | — | 672,182 |
| | Total | — | — | — | 3,257,395 |

(1)   The salary and target SMIP amounts set forth in the table for Mr. Twomey and Mr. Gibson were converted from British pounds to U.S. dollars by using the fiscal year-end exchange rate of 1 GBP to $1.2736.

## CEO PAY RATIO

Consistent with the rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we calculated our CEO-to-median employee pay ratio for fiscal year 2024 in accordance with Item 402(u) of Regulation S-K. We believe that the CEO pay ratio disclosure provided below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

To estimate the CEO pay ratio for fiscal year 2024, we first identified our median employee by examining the 2024 total fixed cash compensation (including base salary and fixed allowances but excluding variable incentive compensation) for all individuals who were employed by us on September 1, 2024, excluding our CEO. We used total fixed cash compensation because it is applied consistently across our organization and the target values of the excluded elements do not differ materially for those employees who could constitute our median compensated employee. Other than as set forth above, we included all employees, whether employed on a full-time, part-time, intern, temporary or seasonal basis, and annualized the compensation for any full-time employees that were not employed by us for all of fiscal year 2024. We did not exclude any employees working outside the United States and converted compensation paid in foreign currencies to U.S. dollar amounts using the applicable exchange rate at September 1, 2024. We did not make any assumptions, adjustments, or estimates with respect to total fixed cash compensation, except that we assumed that each intern, temporary or seasonal employee had total fixed cash compensation less than that of the median employee.

We employ more than 450,000 people in 75 countries around the world, more than 65% of which are located in Asia-Pacific, Latin America, or Africa. After identifying our median employee based on total fixed cash compensation, we calculated annual total compensation for this employee using the same methodology we use for our named executive officers as set forth in the 2024 Summary Compensation Table included in this Proxy Statement. Based on this calculation, our median employee's annual total compensation for 2024 was $6,321. Our CEO's annual total compensation for 2024 was $11,638,824, as reflected in the 2024 Summary Compensation Table included in this Proxy Statement. As a result, we estimate that our CEO's annual total compensation for 2024 was approximately 1,841 times that of our median employee's annual total compensation for 2024. This ratio was affected by the factors discussed under "Compensation Discussion and Analysis—Elements of the Fiscal Year 2024 Compensation Program," our mix of game-changers in different countries around the world, and currency exchange rates.

The CEO pay ratio disclosure rules of Item 402(u) of Regulation S-K provide significant flexibility regarding the methodology used to identify the median employee and calculate the median employee's annual total compensation. Our methodology may differ materially from the methodology used by other companies to prepare their CEO pay ratio disclosures. Moreover, differences in employee populations, geographic locations, business strategies, and compensation practices may contribute to a lack of comparability between our CEO pay ratio and the CEO pay ratio reported by other companies, including those within our industry.

## PAY VERSUS PERFORMANCE

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K and does not reflect the value actually realized by our NEOs or how the Compensation Committee evaluates compensation decisions in light of Company or individual performance. The following tables and related disclosures provide information about (i) the total compensation of our principal executive officer ("PEO") and our non-PEO NEOs (collectively, the "Other NEOs") as presented in the 2024 Summary Compensation Table ("SCT"), (ii) the "compensation actually paid" to our PEO and our Other NEOs, as calculated pursuant to Item 402(v) of Regulation S-K ("CAP"), (iii) certain financial performance measures, and (iv) the relationship of CAP to those financial performance measures.

Neither the CAP nor the amount reported in the SCT reflect the amount of compensation actually paid, earned, or received during the applicable year. A significant portion of the CAP reflected in the table below relates to changes in the value of unvested equity awards during the applicable year. Unvested equity awards remain subject to risk of forfeiture and possible future declines or increases in value based on changes in the trading price of our Common Stock. The value of equity awards ultimately realized by our NEOs cannot be determined until the awards vest or, in the case of stock options, until the awards are exercised.

For a discussion of our executive compensation program and how the Compensation Committee evaluates Company and individual performance when making compensation decisions, see "Compensation Discussion and Analysis."

| Year (a) | SCT Total for PEO ($) (b) | PEO CAP ($)[1] (c) | Average SCT Total for Other NEOs ($) (d) | Average CAP for Other NEOs ($)[2] (e) | Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($) (f) | Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return ($)[3] (g) | Net Income ($ millions) (h) | Non-GAAP Operating Income ($ millions)[4] (i) |
|---|---|---|---|---|---|---|---|---|
| 2024 | 11,638,824 | 2,311,108 | 2,256,984 | 1,150,850 | 42.81 | 26.18 | 251.2 | 1,317.9 |
| 2023 | 10,235,151 | 2,761,305 | 2,172,388 | 1,246,283 | 89.51 | 35.76 | 313.8 | 1,010.0 |
| 2022 | 8,613,762 | 2,215,482 | 1,700,867 | 977,421 | 116.55 | 72.41 | 435.0 | 884.1 |
| 2021 | 15,087,737 | 32,933,201 | 2,536,544 | 3,868,727 | 158.10 | 121.30 | 405.6 | 733.7 |

The table above includes the compensation of the following PEO and Other NEOs for the years shown below:

| | PEO | Other NEOs |
|---|---|---|
| 2024 | Chris Caldwell | Andre Valentine, Cormac Twomey, Craig Gibson, Jane Fogarty, and Rick Rosso |
| 2023 | Chris Caldwell | Andre Valentine, Cormac Twomey, Rick Rosso, and Jane Fogarty |
| 2022 | Chris Caldwell | Andre Valentine, Cormac Twomey, Rick Rosso, and Jane Fogarty |
| 2021 | Chris Caldwell | Andre Valentine, Cormac Twomey, Rick Rosso, Jane Fogarty, and Steve Richie |

(1)  The PEO CAP for each year was determined in accordance with Item 402(v) of Regulation S-K by making the following adjustments to the SCT Totals:

| | Amounts Deducted from SCT Total: Grant Date Fair Value of Stock Awards ($) | Amounts Deducted from SCT Total: Grant Date Fair Value of Option Awards ($) | Amounts Added to SCT Total: Vesting Date Fair Value of Equity Awards Granted and Vested during Fiscal Year ($) | Amounts Added to SCT Total: Year-End Fair Value of Equity Awards Granted during Fiscal Year that were Outstanding and Unvested at Year End ($) | Amounts Added to SCT Total: Year-over-Year Change in Year-End Fair Value of Equity Awards Granted in any Prior Fiscal Year that were Outstanding and Unvested at Year End ($) | Amounts Added to SCT Total: Change in Fair Value as of the Vesting Date of Equity Awards Granted in any Prior Fiscal Year that Vested during Fiscal Year ($) | Net Adjustment ($) |
|---|---|---|---|---|---|---|---|
| 2024 | 8,783,946 | — | — | 4,055,532 | (4,312,235) | (287,067) | (9,327,716) |
| 2023 | 6,731,789 | — | — | 3,357,219 | (3,680,145) | (419,131) | (7,473,846) |
| 2022 | 5,952,960 | — | — | 4,081,079 | (4,455,458) | (70,941) | (6,398,280) |
| 2021 | 10,549,966 | 999,988 | 619,398 | 16,040,965 | 4,839,758 | 7,895,297 | 17,845,464 |

(2) The average CAP for our Other NEOs was determined in accordance with Item 402(v) of Regulation S-K by making the following adjustments to the Average SCT Totals:

| | Amounts Deducted from Average SCT Total | | | Amounts Added to Average SCT Total | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Grant Date Fair Value of Stock Awards ($) | Fair Value at Prior Year-End of Equity Awards Forfeited During Fiscal Year ($) | Average Change in Pension Value ($) | Average Vesting Date Fair Value of Equity Awards Granted and Vested during Fiscal Year ($) | Average Year-End Fair Value of Equity Awards Granted during Fiscal Year that were Outstanding and Unvested at Year End ($) | Average Year-over-Year Change in Year-End Fair Value of Equity Awards Granted in any Prior Fiscal Year that were Outstanding and Unvested at Year End ($) | Average Change in Fair Value as of the Vesting Date of Equity Awards Granted in any Prior Fiscal Year that Vested during Fiscal Year ($) | Pension Service Cost ($) | Net Adjustment ($) |
| 2024 | 1,148,494 | — | 6,148 | — | 538,417 | (332,200) | (157,709) | — | (1,106,134) |
| 2023 | 901,975 | — | — | — | 449,825 | (324,998) | (148,957) | — | (926,105) |
| 2022 | 694,350 | — | — | — | 476,015 | (329,767) | (175,344) | — | (723,446) |
| 2021 | 1,599,926 | 26,640 | — | 587,407 | 1,294,501 | 112,712 | 964,129 | — | 1,332,183 |

(3) The peer group total shareholder return in this column reflects the peer group comprised of our core CX solutions competitors that are publicly traded companies, as set forth in Part II, Item 5 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2024.

(4) Non-GAAP operating income is operating income, adjusted to exclude acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets, and share-based compensation. 65% of our NEOs' SMIP awards for fiscal year 2024 were based on non-GAAP operating income performance for fiscal year 2024. See page 41 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2024 for a reconciliation of non-GAAP operating income to operating income, as reported.

## 2024 Performance Measures

In accordance with Item 402(v) of Regulation S-K, the following table lists (in alphabetical order) the three financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link CAP for our NEO to Company performance for fiscal year 2024, as further described in our Compensation Discussion and Analysis.

- Adjusted EBITDA

- Non-GAAP Operating Income

- Revenue

## Relationship Between CAP and Performance

In accordance with Item 402(v) of Regulation S-K, the charts below illustrate how our PEO's CAP and Other NEOs' average CAP compares to our Company's financial performance as measured by our total shareholder return, our peer group total shareholder return, our net income, and our non-GAAP operating income. CAP, as calculated in accordance with Item 402(v) of Regulation S-K, reflects, among other things, adjustments to the fair value of equity awards during the years presented. Factors impacting the fair value of equity awards include the trading price of our Common Stock on vesting dates and at year end, as well as the projected and actual achievement of performance goals.

## CAP Compared to Company TSR and Peer Group TSR



## CAP Compared to Net Income and Non-GAAP Operating Income



Concentrix will pay the costs of soliciting proxies on behalf of the Board. In addition to solicitation by mail, Concentrix officers, directors, and employees may solicit proxies personally, electronically, or by telephone, and will receive no additional compensation for their services. The Company will also reimburse brokers and other nominees for their reasonable out-of-pocket expenses incurred in connection with distributing forms of proxies and proxy materials to beneficial owners of Common Stock.

At the time this Proxy Statement was released on February 13, 2025, the Company knew of no other matters that might be presented for action at the Annual Meeting, other than those matters discussed in this Proxy Statement. If any other matters properly come before the Annual Meeting, the Common Stock represented by proxies may be voted with respect thereto in the discretion of the persons named as proxies.

## 2026 Annual Meeting of Stockholders

Stockholder proposals intended for inclusion in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders must be received by the Company no later than October 16, 2025 and must otherwise comply with SEC rules relating to stockholder proposals, including with respect to the types of stockholder proposals that are appropriate for inclusion in a proxy statement. Proposals we receive after that date will not be included in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders. A stockholder proposal not included in the proxy statement will be ineligible for presentation at the 2026 Annual Meeting of Stockholders unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary at the principal executive offices of the Company. Under the Company's Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received at the Company's principal executive offices not more than 120 days nor less than 90 days in advance of the anniversary of the date of the Company's proxy statement for the prior year's Annual Meeting. However, if no Annual Meeting was held in the prior year or the current Annual Meeting is scheduled for a date more than 30 days before or after the anniversary of the prior year's Annual Meeting, the Company must receive the stockholder's notice by the later of the 90th day prior to the current Annual Meeting and the 10th day following public disclosure of the date of the current Annual Meeting.

Assuming the date of our 2026 Annual Meeting is not so advanced or delayed, if a stockholder notifies the Company after December 30, 2025 of the intent to present a proposal, the persons named as the Company's proxies for the 2026 Annual Meeting of Stockholders will be permitted to exercise discretionary voting authority with respect to that proposal even if the matter is not discussed in the Company's proxy statement for that meeting. Proposals or notices should be sent to our Corporate Secretary at the following address: Corporate Secretary, Concentrix Corporation, 39899 Balentine Drive, Suite 235, Newark, CA 94560.

## Important Notice Regarding Delivery of Stockholder Documents

To eliminate duplicate mailings, conserve natural resources, and reduce printing costs and postage fees, we engage in householding and will deliver a single set of proxy materials (other than proxy cards, which will remain separate) to stockholders who share the same address and who have the same last name or have consented in writing. You may nonetheless receive a separate mailing if you hold additional shares in a brokerage account.

If your household receives multiple copies of our proxy materials, you may request to receive only one copy by contacting Broadridge Financial Solutions, Inc. at (866) 540-7095 or in writing at Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Similarly, if your household receives only one copy of our proxy materials, you may request an additional copy by contacting Broadridge as indicated above or by writing to our Corporate Secretary at Concentrix Corporation, 39899 Balentine

Drive, Suite 235, Newark, CA 94560. We will deliver the requested additional copy promptly following our receipt of your request.

**Information Requests**

Upon written request to Concentrix Corporation, 201 East 4th Street, Cincinnati, Ohio 45202, Attention: Investor Relations Department, the Company will provide, without charge, a copy of the Company's Annual Report on Form 10-K, this Proxy Statement, any committee charter, our Governance Guidelines, our Human Rights Policy or our Code of Ethical Business Conduct. Copies of the exhibits to the Form 10-K will be provided to any requesting stockholder if the stockholder agrees to reimburse us for our reasonable costs in providing such exhibits. The reports and documents referenced in this paragraph are also available on the Investor Relations section of the Company's website at *www.concentrix.com*. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

## Amendments to the Charter to Permit Stockholders Holding 25% of our Common Stock to Call a Special Meeting of Stockholders

If our stockholders approve Proposal 4, the Company intends to file with the Secretary of State of the State of Delaware the documents necessary to amend Section B of Article VII of the Charter as follows (with additions shown in underlined and bold text and deletions shown in text that has been struck through):

> Special meetings of the stockholders of the Corporation may be called for any purpose or purposes, unless otherwise prescribed by statute or by this Certificate, ~~only~~ **(i)** at the request of the Chair~~man~~ of the Board of Directors, the Chief Executive Officer, or the President of the Corporation, ~~or~~ **(ii)** by a resolution adopted by the affirmative vote of a majority of the Board of Directors**, or (ii) at the request of the stockholders holding at least 25 percent of the then outstanding shares of Common Stock**. **The procedure to be followed by stockholders in calling a special meeting and the methodology for determining the percentage of votes entitled to be cast by the stockholders seeking to call a special meeting (including without limitation any minimum holding periods or other limitations or conditions) shall be as set forth in the Bylaws**. ~~Any power of stockholders to call a special meeting of stockholders is specifically denied.~~ Except as otherwise required by law or this Certificate, the Board of Directors may postpone, reschedule, or cancel any special meeting of stockholders **called pursuant to (i) or (ii) above**.

**Amendments to the Bylaws to Implement Procedures to Permit Stockholders Holding 25% of our Common Stock to Call a Special Meeting of Stockholders**

If our stockholders approve Proposal 4, the Board intends to amend Article 2, Section 2.3 of the Bylaws as follows (with additions shown in underlined and bold text and deletions shown in text that has been struck through):

Special Meetings.

**(a) General.** Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, by the Secretary only **(1)** at the request of the Chairman of the Board, the Chief Executive Officer or the President**, (2)** or by a resolution duly adopted by the affirmative vote of a majority of the Board of Directors**, or (3) solely to the extent allowed under Section 2.3(b)**. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be limited to the matters relating to the purpose or purposes stated in the notice of meeting. Except as otherwise restricted by the certificate of incorporation or applicable law, the Board of Directors may postpone, reschedule, or cancel any special meeting of stockholders **called pursuant to (1) or (2) above**.

**(b) Stockholder Requested Meetings.**

**(1) Special meetings of stockholders (each a "Stockholder Requested Special Meeting") shall be called by the Secretary upon the written request of a stockholder (or a group of stockholders formed for the purpose of making such request) who or which has Net Beneficial Ownership (as defined below) of 25% or more of the outstanding common stock of the corporation (the "Required Percent") and who held that amount in a net long position for at least one year, each as of the date of submission of the request. Compliance by the requesting stockholder or group of stockholders with the requirements of this section and related provisions of these bylaws shall be determined in good faith by the Board of Directors, which determination shall be conclusive and binding on the corporation and the stockholders.**

**"Net Beneficial Ownership" (and its accompanying terms), when used to describe the nature of a stockholder's ownership of common stock of the corporation, shall mean those shares of common stock of the corporation as to which the stockholder in question possesses (A) the sole power to vote or direct the voting, (B) the sole economic rights of ownership (including the sole right to profits and the sole risk of loss), and (C) the sole power to dispose of or direct the disposition. The number of shares calculated in accordance with clauses (A), (B) and (C) shall not include any shares (1) sold by such stockholder in any transaction that has not been settled or closed, (2) borrowed by such stockholder for any purposes or purchased by such stockholder pursuant to an agreement to resell or (3) subject to any option, warrant, derivative or other agreement or understanding, whether any such arrangement is to be settled with shares of common stock of the corporation or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such stockholder's rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares or (y) offsetting to any degree gain or loss arising from the sole economic ownership of such shares by such stockholder.**

**(2) A request for a Stockholder Requested Special Meeting must be signed by the Net Beneficial Owners of the Required Percent of the corporation's common stock (or their**

duly authorized agents) and be delivered to the Secretary at the principal executive offices of the corporation by registered mail, return receipt requested.

Such request shall (A) set forth a statement of the specific purpose or purposes of the Stockholder Requested Special Meeting and the matters proposed to be acted on at such meeting, (B) include the date of signature of each stockholder (or duly authorized agent) signing the request, (C) set forth (w) the name and address, as they appear in the corporation's books, of each stockholder signing such request or, if such stockholder of record is a nominee or custodian, the beneficial owner on whose behalf such requests is signed, (x) an affidavit by each such person stating the number of shares of common stock of the corporation as to which such stockholder or beneficial owner has Net Beneficial Ownership, (y) evidence of the fact and duration of such stockholder's or beneficial owner's beneficial ownership of such stock consistent with that which is required under Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (z) a certification from each such stockholder that the stockholders signing the request in the aggregate satisfy the Net Beneficial Ownership requirement of these bylaws, (D) set forth all information relating to each such stockholder or beneficial owner that must be disclosed in solicitations of proxies for the election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case, pursuant to Regulation 14A under the Exchange Act, (E) describe any material interest of each such stockholder or beneficial owner in the specific purpose or purposes of the Stockholder Requested Special Meeting, (F) include a representation that at least one of the stockholders signing the request, or a qualified representative of at least one such stockholder, intends to appear to present the item of business to be brought before the Stockholder Requested Special Meeting, and (G) include an acknowledgment by each stockholder and any duly authorized agent that any disposition of shares of common stock of the corporation as to which such stockholder has Net Beneficial Ownership as of the date of delivery of the request for the Stockholder Requested Special Meeting and prior to the record date for the Stockholder Requested Special Meeting by such stockholder shall constitute a revocation of such request with respect to such shares. In addition, the stockholder and any duly authorized agent shall promptly provide any other information reasonably requested by the corporation to allow it to satisfy its obligations under applicable law.

Any requesting stockholder may revoke a request for a Stockholder Requested Special Meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the corporation. If, following such revocation at any time before the date of the Stockholder Requested Special Meeting, the remaining requests are from stockholders holding in the aggregate less than the Required Percent, the Board, in its discretion, may cancel the Stockholder Requested Special Meeting.

(3) Notwithstanding the foregoing, the Secretary shall not be required to call a Stockholder Requested Special Meeting if (A) the request for such meeting does not comply with this Section 2.3(b) or Section 3.2 of these Bylaws, (B) the Board of Directors or any individual authorized by 2.3(a) above has called or calls an annual or special meeting of stockholders to be held not later than ninety (90) days after the date on which the request for a Stockholder Requested Special Meeting has been delivered to the Secretary (the "Delivery Date"), (C) the request is received by the Secretary during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (D) the request contains an identical or substantially similar item (a "Similar Item") to an item that was presented at any meeting of stockholders held within one hundred and twenty (120) days prior to the Delivery Date (and, for purposes

of this clause (D) the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), (E) the request relates to an item of business that is not a proper subject for action by the stockholders of the corporation under applicable law, or (F) the request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law.

(4) Any Stockholder Requested Special Meeting shall be held at such date, time, and place within or without the state of Delaware as may be fixed by the Board; provided, however, that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication. The date of any Stockholder Requested Special Meeting shall be not more than sixty (60) days after the record date for such meeting, which shall be fixed in accordance with Section 2.11 of these Bylaws. In fixing a date and time for any Stockholder Requested Special Meeting, the Board may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the special meeting and any plan of the Board to call an annual meeting or a special meeting.

(5) Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in the request; provided, however, that nothing herein shall prohibit the corporation from submitting matters to a vote of the stockholders at any Stockholder Requested Special Meeting.

(6) Notwithstanding the provisions of Section 2.7 of these Bylaws, if a quorum is not present at any Stockholder Requested Special Meeting, the Chairman of the Board, the Board of Directors, and the corporation shall have no obligation to postpone or adjourn such Stockholder Requested Special Meeting (but may adjourn the Stockholder Requested Special Meeting pursuant to Section 2.8), and further, may cancel such Stockholder Requested Special Meeting; and each of the same shall have fulfilled their respective obligations under this Section 2.3(b) with respect to such Stockholder Requested Special Meeting.

# 2024 AT-A-GLANCE

**$9.6B**
Revenue
FY 2024

**$1.3B**
Non-GAAP Operating
Income* FY 2024

**$475M**
Adjusted Free Cash
Flow* FY 2024


**2000+**
clients


**155+**
Fortune Global
500 clients


**16+ years**
average top 30
clients' tenure


**99%**
client retention rate


**70+ countries**
**6 continents**


**176**
industry awards
FY 2024


**300+**
patents, IP &
proprietary technology


**Thousands**
of GenAi deployments
at scale

*Non-GAAP operating income and adjusted free cash flow are non-GAAP financial measures. See pages 38-41 and 46 of the accompanying Annual Report on Form 10-K for more information, including reconciliations to the most directly comparable GAAP measures.

